
13002592


EA

Electronic Arts Inc.
Fiscal Year 2013
Proxy Statement and Annual Report

Notice of 2013 Annual Meeting and Proxy Statement

[THIS PAGE INTENTIONALLY LEFT BLANK]



June 14, 2013

DEAR FELLOW STOCKHOLDERS:

You are cordially invited to join us at our 2013 Annual Meeting of Stockholders on July 31, 2013 at 2:00 p.m. local time. The meeting will be held at the headquarters campus of Electronic Arts in Building 250 (please note that the street address for Building 250 is 250 Shoreline Drive, Redwood City, California). For your convenience, we are also pleased to offer a live audio webcast of our Annual Meeting on the Investor Relations section of our web site at *http://investor.ea.com*. At this meeting, we are asking the stockholders to:

- Elect Leonard S. Coleman, Jay C. Hoag, Jeffrey T. Huber, Vivek Paul, Lawrence F. Probst III, Richard A. Simonson, Luis A. Ubiñas and Denise F. Warren to the Board of Directors to hold office for a one-year term;
- Approve amendments to our 2000 Equity Incentive Plan;
- Approve an amendment to our 2000 Employee Stock Purchase Plan;
- Cast an advisory vote on the compensation of the named executive officers; and
- Ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2014.

After the official business of the meeting is concluded, we will report on our recent performance and answer your questions.

Details regarding admission to the meeting and the business to be conducted are described in the Notice of Internet Availability of Proxy Materials (the "Notice") you received in the mail and in this Proxy Statement. We have also made available a copy of our Annual Report for the fiscal year ended March 31, 2013 with this Proxy Statement. We encourage you to read our Annual Report. It includes our audited financial statements and provides information about our business.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the internet, by telephone or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction card. Please review the instructions on each of your voting options described in this Proxy Statement, as well as in the Notice you received in the mail.

Thank you for your ongoing support of Electronic Arts.

Sincerely,

L. F. Probst III

Lawrence F. Probst III
Executive Chairman



[THIS PAGE INTENTIONALLY LEFT BLANK]

Notice of 2013 Annual Meeting of Stockholders

DATE: July 31, 2013

TIME: 2:00 p.m. local time

PLACE: ELECTRONIC ARTS' HEADQUARTERS
Building 250*
209 Redwood Shores Parkway
Redwood City, CA 94065

** Please note: Building 250 is located on the headquarters campus at 250 Shoreline Drive*

MATTERS TO BE VOTED UPON:


Proxy Statement

Agenda Item	Board of Directors' Recommendation
1. The election of Leonard S. Coleman, Jay C. Hoag, Jeffrey T. Huber, Vivek Paul, Lawrence F. Probst III, Richard A. Simonson, Luis A. Ubiñas and Denise F. Warren to the Board of Directors to hold office for a one-year term;	FOR
2. Approval of amendments to the 2000 Equity Incentive Plan;	FOR
3. Approval of an amendment to the 2000 Employee Stock Purchase Plan;	FOR
4. Advisory vote on the compensation of the named executive officers;	FOR
5. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2014; and	FOR
6. Any other matters that may properly come before the meeting.	

Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Stockholders of record as of the close of business on June 10, 2013 are entitled to notice of the meeting and to attend and vote at the meeting. A complete list of these stockholders will be available at Electronic Arts' headquarters prior to the meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we encourage you to read this Proxy Statement and submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the instructions on the Notice of Internet Availability of Proxy Materials ("Notice") you received in the mail, the section titled "Commonly Asked Questions and Answers" beginning on page 2 of this Proxy Statement or, if you requested to receive printed proxy materials, your enclosed proxy card. This Proxy Statement and our Annual Report on Form 10-K for fiscal year ended March 31, 2013, are available at http://investor.ea.com.

By Order of the Board of Directors,

Stephen G. Bené
Senior Vice President, General Counsel
and Corporate Secretary

TABLE OF CONTENTS

PROXY STATEMENT

Our Board of Directors is soliciting proxies for the 2013 Annual Meeting of Stockholders. The proxy materials, including this Proxy Statement and our Annual Report, proxy card and voting instructions, contain important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read them carefully.

The Board of Directors has set June 10, 2013 as the record date for the meeting. Stockholders who owned common stock on that date are entitled to notice of the meeting, and to attend and vote at the meeting, with each share entitled to one vote. There were 306,085,055 shares of common stock outstanding on the record date.

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are providing stockholders with access to our proxy materials by providing such documents on the internet. The Notice of 2013 Annual Meeting of Stockholders, Proxy Statement, our 2013 Annual Report and form of proxy were distributed and/or made available via the internet to stockholders on or about June 14, 2013. Stockholders will have the ability to access the proxy materials on a website referred to in the Notice of Internet Availability of Proxy Materials (the "Notice") or request a printed set of the proxy materials be sent to them, by following the instructions in the Notice.

The proxy card provides instructions on how to inform us to send future proxy materials to you electronically by email. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it. ***We encourage you to choose to receive future proxy materials by email. Doing so will allow us to provide you with the information you need in a more timely manner, will save us the cost of printing and mailing documents to you, and will help conserve natural resources.***

In this Proxy Statement:

- "EA", "we", "our" and "the Company" mean Electronic Arts Inc.
- "2000 Equity Plan" and "Equity Plan" mean EA's 2000 Equity Incentive Plan.
- "2000 Purchase Plan" and "Purchase Plan" mean EA's 2000 Employee Stock Purchase Plan.
- Holding shares in "street name" means your EA shares are held in an account at a bank, brokerage firm or other nominee.
- "Common stock" means EA's common stock, as described in EA's current Amended and Restated Certificate of Incorporation.
- "Fiscal 2014", "fiscal 2013", "fiscal 2012", "fiscal 2011", "fiscal 2010" and "fiscal 2009" refer to EA's fiscal years ending or ended (as the case may be) on March 31, 2014, 2013, 2012, 2011, 2010 and 2009, respectively. For simplicity of disclosure, fiscal periods are referred to as ending on a calendar month end, even though our fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal year ended March 31, 2013 contained 52 weeks and ended on March 30, 2013.
- We use "independent auditors" to mean an independent registered public accounting firm.
- "Annual Report" and "2013 Annual Report" mean our annual report for the fiscal year ended March 31, 2013.

In this Proxy Statement, we may make forward-looking statements regarding future events or the future financial performance of the Company. Statements including words such as "anticipate", "believe", "estimate" or "expect" and statements in the future tense are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from those set forth in the forward-looking statements. Please refer to Electronic Arts' latest Annual Report for a discussion of important factors that could cause actual events or actual results to differ materially from those discussed in this Proxy Statement. These forward-looking statements speak only as of the date of this Proxy Statement; we assume no obligation to, and do not necessarily intend to, update these forward-looking statements.

VOTING YOUR SHARES

Your vote is important. Whether or not you plan to attend the Annual Meeting, we encourage you to read this Proxy Statement and submit your proxy card or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the instructions on the Notice you received in the mail, the section entitled "Commonly Asked Questions and Answers" set forth below in this Proxy Statement or, if you requested to receive printed proxy materials, your enclosed proxy card.

COMMONLY ASKED QUESTIONS AND ANSWERS

Why am I receiving these materials?

Our Board of Directors has made these materials available to you on the internet or, upon your request, has delivered printed proxy materials to you in connection with the solicitation of proxies for use at our 2013 Annual Meeting of Stockholders, which will take place on Wednesday, July 31, 2013 at 2:00 p.m. local time, at our corporate headquarters in Redwood City, California. This Proxy Statement describes proposals on which you, as a stockholder, are being asked to vote. It also gives you information on these proposals, as well as other information so that you can make an informed decision. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

Why did I receive a Notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the SEC, we may furnish proxy materials, including this Proxy Statement and our Annual Report, to our stockholders by providing access to such documents on the internet instead of mailing printed copies. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to most of our stockholders, provides instructions on how to access and review all of the proxy materials on the internet. The Notice also describes how you may submit your proxy on the internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

Can I vote my shares by filling out and returning the Notice?

No, however, the Notice provides instructions on how to vote by internet, by mail by requesting and returning a paper proxy card, or by submitting a ballot in person at the Annual Meeting.

Who can vote at the Annual Meeting?

Stockholders who owned common stock on June 10, 2013 may attend and vote at the Annual Meeting. If your shares are registered directly in your name with our transfer agent, Wells Fargo Shareowner Services, you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to vote in person at the meeting. If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting. Each share of common stock is entitled to one vote.

What am I voting on?

We are asking you to:

- Elect Leonard S. Coleman, Jay C. Hoag, Jeffrey T. Huber, Vivek Paul, Lawrence F. Probst III, Richard A. Simonson, Luis A. Ubiñas, and Denise F. Warren to the Board of Directors to hold office for a one-year term;
- Approve amendments to the Company's 2000 Equity Incentive Plan to increase the number of shares of common stock authorized under the Equity Plan by 18,000,000 shares, and to increase the limit on the number of shares that may be covered by equity awards to new employees under the Equity Plan in a fiscal year;

- Approve an amendment to the 2000 Employee Stock Purchase Plan to increase the number of shares of common stock reserved for issuance under the Purchase Plan by 7,000,000 shares;
- Cast an advisory vote on the compensation of the Company's named executive officers; and
- Ratify the appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending March 31, 2014.

How do I vote my shares if I won't be able to attend the Annual Meeting in person?

You do not need to attend the Annual Meeting in person in order to vote. You may, instead, vote over the internet, by telephone or by mail (if you have requested printed proxy materials). By doing so, you are giving a proxy appointing Lawrence F. Probst III (the Company's Executive Chairman), Blake Jorgensen (the Company's Chief Financial Officer), and Stephen G. Bené (the Company's Senior Vice President, General Counsel and Corporate Secretary) or any of them, each with power of substitution, to vote your shares at the meeting as you have instructed. If a proposal comes up for a vote at the meeting for which you have not indicated an instruction, Mr. Probst, Mr. Jorgensen and Mr. Bené, or any one of them, will vote your shares according to their best judgment. Even if you currently plan to attend the meeting, it is a good idea to vote on the internet, by telephone or, if you received printed proxy materials, to complete and return your proxy card before the meeting date, in case your plans change.


Proxy Statement

- ***By Internet or Telephone*** — If you have internet access, you may submit your proxy online by following the instructions provided in the Notice, or you may vote by internet or telephone by following the instructions provided on your proxy card or voting instruction card.
- ***By Mail*** — If you request printed proxy materials, you may submit your proxy by mail by signing your proxy card or, for shares held in street name, by following the voting instructions included by your broker, trustee or nominee, and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

What does it mean if I receive more than one Notice or proxy card?

It means that you have multiple accounts at the transfer agent or with brokers. Please complete and return all proxy cards, or follow the instructions on each proxy card to vote by telephone or over the internet, to ensure that all your shares are voted.

What if I change my mind after I give my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

- Sending a signed statement to the Company that the proxy is revoked (you may send such a statement to the Company's Secretary at our corporate headquarters address listed on the Notice of 2013 Annual Meeting of Stockholders);
- Signing another proxy with a later date;
- Voting by telephone or on the internet at any time prior to 11:59 p.m. Eastern Time on July 30, 2013 (your latest vote is counted); or
- Voting in person at the meeting.

Your proxy will not be revoked if you attend the meeting but do not vote.

Who will count the votes?

A representative of Broadridge Financial Solutions will tabulate the votes and act as the inspector of election.

How many shares must be present to hold the meeting?

To hold the meeting and conduct business, a majority of EA's outstanding voting shares as of June 10, 2013 must be present or represented by proxies at the meeting. On June 10, 2013, a total of 306,085,055 shares of common stock were outstanding and entitled to vote. Shares representing a majority, or at least 153,042,528 shares, of these votes must be present in person or by proxy. This is called a quorum.

Shares are counted as present at the meeting if:

- They are voted in person at the meeting, or
- The stockholder has voted via the internet, telephone or a properly submitted proxy card.

How are votes counted?

You may vote "for", "against" or "abstain" on each of the proposals. A share voted "abstain" with respect to any proposal is considered as present and entitled to vote with respect to that proposal, but is not considered a vote cast with respect to that proposal. If you sign and return your proxy without voting instructions, your shares will be voted as recommended by the Board of Directors.

What is the effect of a "broker non-vote" on the proposals to be voted on at the 2013 Annual Meeting?

If your shares are not registered in your name and you do not provide your broker, bank or other nominee with voting instructions, your shares may constitute "broker non-votes." Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owners and instructions are not given. These matters are referred to as "non-routine" matters. All of the matters scheduled to be voted on at the 2013 Annual Meeting are "non-routine," except for the proposal to ratify the appointment of KPMG LLP as our independent auditors for fiscal 2014. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered votes cast on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker or other nominee as to how you wish your shares to be voted.

How many votes must the nominees have to be elected as directors?

In an uncontested election, EA's bylaws require each nominee to receive more votes cast "for" than "against" his or her election or re-election in order to be elected or re-elected to the Board of Directors. Since we are not aware of any intention by any stockholder to nominate one or more candidates to compete with the Board of Directors' nominees for election at the 2013 Annual Meeting, the 2013 election will be uncontested.

In accordance with our Corporate Governance Guidelines, the Board of Directors expects an incumbent director to tender his or her resignation if he or she fails to receive the required number of votes for election or re-election in an uncontested election. In such an event, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board of Directors. The Board of Directors expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and the Board of Directors may consider any factors they deem relevant in deciding whether to accept and recommend a director's resignation. The Board of Directors will act on the Nominating and Governance Committee's recommendation within 90 days from the date of the certification of election results and will publicly disclose its decision promptly thereafter.

Shares represented by your proxy will be voted by EA's management "for" the election of the eight nominees recommended by EA's Board of Directors unless you vote against any or all of such nominees or you mark your proxy to "abstain" from so voting. Abstentions and broker non-votes will have no effect on the outcome of the director elections.

What happens if one or more of the nominees is unable to stand for election?

The Board of Directors may reduce the number of directors or select a substitute nominee. In the latter case, if you have completed and returned your proxy card, Mr. Probst, Mr. Jorgensen, and Mr. Bené, or any of them, shall have the discretion to vote your shares for a substitute nominee. They cannot vote for more than eight nominees.

How many votes are required to approve each of the other proposals?

The Equity Plan and Purchase Plan amendments, the advisory vote on the compensation of the named executive officers and the ratification of independent auditors must receive a "for" vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against these proposals. As an advisory vote, the proposal on the compensation of the named executive officers is non-binding. Although the vote is non-binding, the Board of Directors and the Compensation Committee value the opinions of our stockholders, and will consider the outcome of the vote, along with other relevant factors, in evaluating the compensation program for our named executive officers.

How can I listen to the live audio webcast of the Annual Meeting?

You can listen to the live audio webcast of the Annual Meeting by going to the Investor Relations section of our web site at *http://investor.ea.com*. An archived copy of the webcast will also be available on our website for one year following the Annual Meeting. Please note that participation in the question and answer portion of the Annual Meeting will be limited to those attending in person.

Where do I find the voting results of the meeting?

We will announce preliminary voting results at the meeting. We will also publish the final results on Form 8-K, which we will file with the SEC within four business days after the Annual Meeting. Once filed, you can request a copy of the Form 8-K by contacting our Investor Relations department at (650) 628-7352 or the SEC at (800) SEC-0330 for the location of its nearest public reference room. You can also get a copy on the internet at *http://investor.ea.com* or through the SEC's electronic data system called EDGAR at *www.sec.gov*.

Who will pay for this proxy solicitation?

We will bear the costs of soliciting proxies from our stockholders. These costs include preparing, assembling, printing, mailing and distributing the notices, proxy statements, proxy cards and annual reports. If you choose to access the proxy materials and/or vote over the internet, you are responsible for internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition, some of our officers, directors, employees and other agents may also solicit proxies personally, by telephone and by electronic and regular mail, and we will pay these costs. EA will also reimburse brokerage houses and other custodians for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of common stock.

Who can I call with any questions about my shares?

If you hold shares in "street name", you may contact your broker. If you are a stockholder of record, you may call our transfer agent, Wells Fargo Shareowner Services, at (800) 468-9716 (or (651) 450-4064 for international callers) or visit their web site at *www.wellsfargo.com/shareownerservices*.

PROPOSALS TO BE VOTED ON

PROPOSAL 1: ELECTION OF DIRECTORS

At the Annual Meeting, stockholders will elect eight directors to hold office for a one-year term until the next annual meeting (or until their respective successors are elected and qualified). All nominees have consented to serve a one-year term, if elected.

The Board of Directors has nominated the following directors to stand for re-election:

- Leonard S. Coleman
- Jay C. Hoag
- Jeffrey T. Huber
- Vivek Paul
- Lawrence F. Probst III
- Richard A. Simonson
- Luis A. Ubiñas

In addition, the Board of Directors has nominated the following director to stand for election for the first time this year:

- Denise F. Warren

Ms. Warren was appointed to the Board of Directors on May 16, 2013.

Required Vote and Board of Directors' Recommendation

In accordance with our bylaws, if EA's Corporate Secretary has not received timely and proper notice from a stockholder indicating an intention to nominate one or more candidates to compete with the Board of Directors' nominees in a director election, or if such stockholder has withdrawn all such nominations by the tenth day preceding the date on which we first mail our notice of meeting to stockholders, then the election of directors will be considered "uncontested." The 2013 election will be uncontested. As such, each nominee must receive more votes cast "for" than "against" his or her re-election or election, as the case may be, in order to be re-elected or elected, as the case may be, to the Board of Directors. Shares represented by your proxy will be voted by the proxy holders "for" the election of the eight nominees recommended by EA's Board of Directors unless you vote "against" any or all of such nominees or you mark your proxy to "abstain" from so voting. Abstentions and broker non-votes will have no effect on the outcome of the director elections.

In accordance with our Corporate Governance Guidelines, the Board of Directors expects a director to tender his or her resignation if he or she fails to receive the required number of votes for election or re-election in an uncontested election. The Board of Directors shall nominate for election or re-election as director only candidates who have previously tendered or, in the case of candidates who have not yet become members of the Board of Directors, have agreed to tender promptly following the annual meeting at which they are elected as director, irrevocable resignations that will be effective upon (i) a failure to receive the required majority vote at the next annual or special meeting at which they face re-election in an uncontested election, and (ii) the Board of Directors' acceptance of such resignation. In addition, the Board of Directors shall fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board of Directors, the same form of irrevocable resignation tendered by other directors in accordance with these guidelines.

If an incumbent director fails to receive the required majority vote in an uncontested election, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board of Directors. The Board of Directors expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and the Board of Directors may consider any factors they deem relevant in deciding whether to accept and recommend a director's resignation. The Board of Directors will act on the Nominating and Governance Committee's recommendation within 90 days from the date of the certification of election results and will publicly disclose its decision promptly thereafter.

The Board of Directors recommends a vote FOR each of the nominees.

DIRECTOR BIOGRAPHIES

Each of the following directors has been nominated for re-election or election, as the case may be, at the 2013 Annual Meeting. As set forth below, we believe each of these directors brings a valuable and unique perspective to the Board of Directors and has the necessary experience, skills and attributes to serve on the Board of Directors and contribute to its overall effectiveness.

Leonard S. Coleman
Director since 2001
Mr. Coleman, age 64, served as Senior Advisor to Major League Baseball from 1999 until 2005 and, from 2001 to 2002, was the Chairman of ARENACO, a subsidiary of Yankees/Nets. Mr. Coleman was President of The National League of Professional Baseball Clubs from 1994 to 1999, having previously served since 1992 as Executive Director, Market Development of Major League Baseball. Mr. Coleman currently serves on the Board of Directors of the following public companies: Avis Budget Group, Churchill Downs Inc. and Omnicom Group Inc.

Mr. Coleman brings a wealth of public sector, international and sports industry experience to the Board of Directors from his years of service on the boards of directors for numerous large, public companies and his involvement in diverse public-service organizations, as well as his extensive knowledge of the sports industry. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Coleman is qualified to serve as a director.

Jay C. Hoag
Director since 2011
Mr. Hoag, age 55, co-founded Technology Crossover Ventures, a leading provider of growth capital to technology companies, in 1995 and serves as its Founding General Partner. Prior to co-founding Technology Crossover Ventures, Mr. Hoag was a Managing Director at Chancellor Capital Management, where he spent more than 12 years as a technology-focused venture capitalist and fund manager. Mr. Hoag serves on the Board of Directors of Netflix, Inc., TechTarget, Inc. and Zillow Inc. and also serves on the Board of Trustees of Northwestern University and Menlo School, and on the Investment Advisory Board of the University of Michigan. Mr. Hoag also served as a director of The Street, Inc. during the past five years. Mr. Hoag holds a B.A. from Northwestern University and an M.B.A. from the University of Michigan.

As a venture capital investor, Mr. Hoag brings strategic insight and financial experience to the Board of Directors. He has evaluated, invested in and served as a board member on numerous companies, both public and private, and is familiar with a full range of corporate and board functions. His many years of experience in helping companies shape and implement strategy provide the Board of Directors with useful perspectives on matters such as risk management, corporate governance, talent selection and management. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Hoag is qualified to serve as a director.

Jeffrey T. Huber
Director since 2009
Mr. Huber, age 45, is Senior Vice President at Google Inc., where he has worked since 2003. From 2001 to 2003, Mr. Huber served as Vice President of Architecture and Systems Development at eBay Inc. Prior to joining eBay, Mr. Huber was Senior Vice President of Engineering at Excite@Home, where he worked from 1996 to 2001. Earlier in his career, he was a Technology Consultant with McKinsey & Company and founded a software development start-up. Mr. Huber holds a B.S. degree in Computer Engineering from the University of Illinois and a Masters degree from Harvard University.

Mr. Huber has extensive experience operating and managing consumer online companies, including relevant background and experience in large scale online infrastructure and technology. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Huber is qualified to serve as a director.

Vivek Paul

Director since 2005

Mr. Paul, age 54, was a partner at TPG (formerly Texas Pacific Group) from October 2005 to August 2008. From July 1999 to September 2005, Mr. Paul served as Vice Chairman of the Board of Directors of Wipro, Ltd., a provider of integrated business, technology and process solutions, and Chief Executive Officer of Wipro Technologies, Wipro's global information technology, product engineering, and business process services segments. From January 1996 to July 1999, Mr. Paul was General Manager of Global CT Business at General Electric, Medical Systems Division. From March 1993 to December 1995, he served as President and Chief Executive Officer of Wipro GE Medical Systems Limited. Mr. Paul holds a Bachelor of Engineering from the Birla Institute of Technology and Science, and an M.B.A. from the University of Massachusetts, Amherst.

Mr. Paul brings to the Board of Directors his past experience as the Vice Chairman of a large public company and Chief Executive Officer of its dominant business. He has extensive international business knowledge, particularly in emerging markets, and expertise in financial evaluation of business plans, mergers and acquisitions and risk scenarios. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Paul is qualified to serve as a director.

Lawrence F. Probst III

Director since 1991, Chairman since 1994

Mr. Probst, age 63, has been our Executive Chairman since March 18, 2013. He was employed by EA previously from 1984 to September 2008. He has served as Chairman of the Board of Directors since July 1994 and, from May 1991 until April 2007, also served as our Chief Executive Officer. Previously, Mr. Probst served as President from 1991 until 1998. Mr. Probst serves as the Chairman of the Board of Directors of the U.S. Olympic Committee and is also a director of Blackhawk Network Holdings, Inc. Mr. Probst holds a B.S. degree from the University of Delaware.

Mr. Probst served as the Company's Chief Executive Officer for more than fifteen years and has served as the Chairman of the Board of Directors for nearly nineteen years. Mr. Probst contributes to the Board of Directors his deep understanding of the Company's operational and strategic business goals and direct experience with Company and industry-specific opportunities and challenges. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Probst is qualified to serve as a director.

Richard A. Simonson

Director since 2006, Lead Director since 2009

Mr. Simonson, age 54, has served as Executive Vice President and Chief Financial Officer of Sabre Holdings Corporation since March 2013. Previously, Mr. Simonson served as President, Business Operations and Chief Financial Officer of Rearden Commerce from April 2011 through May 2012. From 2001 to 2010, Mr. Simonson held a number of executive positions at Nokia Corporation, including Executive Vice President, Head of Mobile Phones and Sourcing, Chief Financial Officer, and Vice President & Head of Customer Finance of Nokia. In 2001, Mr. Simonson was Managing Director of the Telecom & Media Investment Banking Group of Barclays Capital. Prior to joining Barclays Capital, Mr. Simonson spent 16 years at Bank of America Securities where he held various positions, including Managing Director & Head of Global Project Finance, Global Corporate & Investment Bank, San Francisco and Chicago. Mr. Simonson is also a director of Silver Spring Networks. Mr. Simonson holds a B.S. degree from the Colorado School of Mines and an M.B.A. from Wharton School of Business at the University of Pennsylvania.

Mr. Simonson has extensive financial expertise, corporate governance and risk management experience. He also has extensive experience with the strategic and operational challenges of leading a global company. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Simonson is qualified to serve as a director.

Luis A. Ubiñas

Director since 2010

Mr. Ubiñas, age 50, has served as President of the Ford Foundation since January 2008. Prior to joining the Ford Foundation, Mr. Ubiñas spent 18 years with McKinsey & Company, where he held various positions, including Managing Director of the firm's west coast media practice working with technology, telecommunications and media companies. Mr. Ubiñas serves on the U.S. Advisory Committee on Trade Policy and Negotiation, the World Bank Advisory Council of Global Foundation Leaders, the Multi-Stakeholder Advisory Group of the President of the United Nations Economic and Social Council, and the board of the New York Public Library and the Collegiate School for Boys. He holds a B.A. degree from Harvard College and an M.B.A. from Harvard Business School, and is a fellow of the American Academy of Arts and Sciences and a member of the Council on Foreign Relations.

Mr. Ubiñas has extensive experience in business management and operations from his experience currently overseeing the more than $10 billion in assets and over $500 million in annual giving by the Ford Foundation. In addition, through his prior consulting experience, he has worked with technology, telecommunications and media companies in understanding the challenges and opportunities that they face. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Ubiñas is qualified to serve as a director.

Denise F. Warren
Director since 2013
Ms. Warren, age 49, has served as Executive Vice President of Digital Products and Services of The New York Times Company since March 2013. Prior to this role, Ms. Warren served as General Manager of NYTimes.com from December 2008 to March 2013 and as Chief Advertising Officer of The New York Times from June 2005 to March 2013. Ms. Warren holds a B.S. and management degree from Tulane University and an M.B.A. degree in communications and media management from Fordham University.

Ms. Warren has extensive experience in the media, technology and advertising sectors, including overseeing the growth and development of digital products and services to a wide consumer base. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Ms. Warren is qualified to serve as a director.

DIRECTOR INDEPENDENCE

Our Board of Directors has determined that each of our non-employee directors qualifies as an "independent director" as that term is used in the NASDAQ Stock Market Rules. Mr. Probst, our Executive Chairman, does not qualify as independent. The NASDAQ Stock Market Rules have both objective tests and a subjective test for determining who is an "independent director." The objective tests state, for example and among other things, that a director is not considered independent if he or she is an employee of the Company or at any time during the past three years was employed by the Company. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board of Directors has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances.

In addition to the board-level standards for director independence, the directors who serve on the Audit and Compensation Committees each satisfy standards established by the SEC and the NASDAQ Stock Market providing that to qualify as "independent" for the purposes of membership on those committees, members of the Audit and Compensation committees may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company other than their director compensation.

BOARD OF DIRECTORS, BOARD MEETINGS, AND COMMITTEES

The Board of Directors meets on a fixed schedule four times each year and also holds special meetings and acts by written consent. In fiscal 2013, the Board of Directors met ten times and also acted by written consent. At each regularly scheduled meeting, the independent members of the Board of Directors meet in executive session separately without management present.

Board of Directors Leadership Structure

Mr. Probst serves as our Executive Chairman. In addition, a Lead Director, elected by the independent directors, is responsible for chairing executive sessions of the Board of Directors and other meetings of the Board of Directors in the absence of the Chairman of the Board of Directors, serving as a liaison between the Chairman of the Board of Directors and the other independent directors, and overseeing the Board of Directors' stockholder communication policies and procedures (including, under appropriate circumstances, meeting with stockholders). Our Lead Director may also call meetings of the independent directors. Mr. Simonson has served as Lead Director since 2009. Mr. Simonson was chosen by the independent directors of the Board of Directors to serve as Lead Director following the 2013 Annual Meeting of Stockholders for an additional one-year term ending with our 2014 Annual Meeting, subject to Mr. Simonson's re-election to the Board of Directors. We believe that our current board leadership structure with Mr. Probst serving as the Chairman of the Board of Directors and Mr. Simonson serving as Lead Director is appropriate for the Company. Given his 29 years of experience with the Company, more than 15 of which he served as Chief Executive Officer, Mr. Probst has invaluable knowledge regarding the Company and gaming industry and is uniquely positioned to lead the Board in their review of management's strategic plans. As Mr. Probst does not qualify as an independent director, the Company feels that it is beneficial for the effective functioning of the Board to have an independent Lead Director undertake the duties identified above.

Board Committees

The Board of Directors currently has three standing committees, each of which operates under a charter approved by the Board of Directors: the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. The Board of Directors amended and restated the Audit Committee's charter in May 2006, the Compensation Committee's charter in February 2013, and the Nominating and Governance Committee's charter in November 2012. Copies of each Committee's charter may be found in the Investor Relations section of our website at *http://investor.ea.com*. In accordance with the Committee charters, and with current regulatory requirements, all members of these Committees are independent directors. During fiscal 2013, each director participated in at least 75 percent of all Board of Directors meetings and Committee meetings held during the period for which he or she was a member.

The Committee assignments for the current Board year from July 26, 2012 (the date of the most recent Board of Directors election and beginning of the current Board year) through the date of this Proxy Statement were as follows:

Committee Assignments: July 26, 2012 through May 15, 2013

Audit Committee:	Gregory B. Maffei (Chair), Jeffrey T. Huber, and Luis A. Ubiñas
Compensation Committee:	Jay C. Hoag (Chair), Vivek Paul, and Geraldine B. Laybourne (until Ms. Laybourne's retirement from the Board on September 26, 2012)
Nominating and Governance Committee:	Richard A. Simonson (Chair) and Leonard S. Coleman

Committee Assignments since May 16, 2013

Audit Committee:	Richard A. Simonson (Chair), Jeffrey T. Huber, Gregory B. Maffei and Denise F. Warren
Compensation Committee:	Jay C. Hoag (Chair) and Vivek Paul
Nominating and Governance Committee:	Luis A. Ubiñas (Chair) and Leonard S. Coleman

In addition to the Board's three standing committees described above, on March 28, 2013, the Board of Directors established the Chief Executive Officer ("CEO") Search Committee to assist the Board of Directors in conducting the search for a new CEO following the resignation of John Riccitiello effective March 29, 2013. The members of the CEO Search Committee consist of Committee Chairman Vivek Paul, Leonard S. Coleman and Lawrence F. Probst III. The Committee's responsibility is to develop and oversee a process for identifying and vetting potential candidates for the CEO position and to provide regular updates to the Board regarding its activities.

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of the Company's financial reporting and other matters, and is directly responsible for the appointment, compensation and oversight of our independent auditors. The Audit Committee is currently comprised of four directors, each of whom in the opinion of the

Board of Directors meets the independence requirements and the financial literacy standards of the NASDAQ Stock Market Rules, as well as the independence requirements of the SEC. In the opinion of the Board of Directors, Mr. Simonson and Mr. Maffei each meets the criteria for an "audit committee financial expert" as set forth in applicable SEC rules. The Audit Committee met eight times in fiscal 2013. For further information about the Audit Committee, please see the "*Report of the Audit Committee of the Board of Directors*" below.

Compensation Committee

The Compensation Committee is responsible for setting the overall compensation strategy for the Company, determining the compensation of the CEO (via recommendation to the Board of Directors) and other executive officers, and overseeing the Company's bonus and equity incentive plans and other benefit plans. The CEO shall not be present during any Committee review or deliberation of CEO compensation. In addition, the Compensation Committee is responsible for reviewing and recommending to the Board of Directors compensation for non-employee directors. The Compensation Committee is currently comprised of two directors, each of whom in the opinion of the Board of Directors meets the independence requirements of the NASDAQ Stock Market Rules and qualifies as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code, as amended. The Compensation Committee may delegate its authority and duties to subcommittees, individual committee members or management, as it deems appropriate in accordance with applicable laws, rules and regulations.

The Compensation Committee has regularly-scheduled meetings on a quarterly basis and holds additional meetings as needed during the year. The Compensation Committee also takes action by written consent, often after informal telephone discussions and other communications among the Compensation Committee members and members of management. During fiscal 2013, the Compensation Committee met eleven times, four of which were regularly-scheduled quarterly meetings and the remainder of which were special sessions.

For its regularly-scheduled meetings, the Compensation Committee maintains a calendar to help guide the meeting agendas and to ensure fulfillment of the various responsibilities outlined in the Compensation Committee's charter. In fiscal 2013, this calendar included a review of the compensation philosophy of the Company, talent and succession planning, a review of the Company's retirement and health and welfare plans, designation of the Company's peer group for compensation purposes, recommendations and decisions on the compensation of executive officers (including base salaries, target cash bonus opportunities, equity awards and annual cash bonus payments), review and approval of the Key Employee Continuity Plan and other administrative matters.

In fiscal 2013, the Compensation Committee also held special meetings to consider a variety of items including the terms and conditions of compensation arrangements for new executive officers and CEO compensation and severance.

The Compensation Committee has the authority to engage the services of outside advisors, after first conducting an independence assessment in accordance with applicable laws, regulations and exchange listing standards. During fiscal 2013, the Compensation Committee engaged Compensia, Inc., a national compensation consulting firm, to assist with the Compensation Committee's analysis and review of the compensation of our executive officers and other aspects of our total compensation strategy. Compensia also advised the Compensation Committee with respect to each element of total direct compensation, including base salary, bonus, and equity awards for executive officers and senior executives, as well as the Separation Agreement with our former CEO, John Riccitiello. Compensia attends all Compensation Committee meetings, works directly with the Compensation Committee Chair and Compensation Committee members, and sends all invoices, including descriptions of services rendered, to the Compensation Committee Chair for review and payment. Compensia performed no other services for the Company and no work at the request of our management team during fiscal 2013. The Committee reviewed the independence of Compensia in February 2013 and determined that Compensia's engagement did not raise any conflicts of interest.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for recommending to the Board of Directors nominees for election to the Board of Directors and for appointing directors to Board Committees. The Nominating and Governance Committee is also responsible for reviewing developments in corporate governance, recommending formal governance standards to the Board of Directors, establishing the Board of Directors' criteria for selecting nominees for director and for reviewing from time to time the appropriate skills, characteristics and experience required of the Board of Directors as a whole, as well as its individual members, including such factors as business experience and diversity. In addition, the Committee is responsible for reviewing the performance of the CEO and for reviewing and ensuring the quality of the Company's succession plans, including with respect to CEO succession. The Committee manages the process for emergency planning in the event the CEO is unable to fulfill the responsibilities of the role and also periodically evaluates internal and external CEO candidates for succession planning purposes. The Committee also reviews with management diversity, corporate responsibility and sustainability issues affecting the Company.

The Nominating and Governance Committee is currently comprised of two directors, each of whom in the opinion of the Board of Directors meets the independence requirements of the NASDAQ Stock Market Rules. The Nominating and Governance Committee met three times in fiscal 2013.

In evaluating nominees for director to recommend to the Board of Directors, the Nominating and Governance Committee will take into account many factors within the context of the characteristics and needs of the Board of Directors as a whole. While the specific needs of the Board of Directors may change from time to time, all nominees for director are considered on the basis of the following minimum qualifications:

- The highest level of personal and professional ethics and integrity, including a commitment to EA's values;
- Practical wisdom and mature judgment;
- Significant leadership experience in business, entertainment, technology, finance, corporate governance, public interest or other disciplines relevant to EA's long-term success;
- The ability to gain an in-depth understanding of EA's business; and
- A willingness to represent the best interests of all EA stockholders and objectively appraise management's performance.

While there is no formal policy with regard to diversity, when considering candidates as potential members of the Board of Directors, the Nominating and Governance Committee considers the skills, background and experience of each candidate to evaluate his or her ability to contribute diverse perspectives to the Board of Directors. The goal of the Nominating and Governance Committee is to select candidates that have complementary and diverse perspectives, which together contribute to the Board of Directors' effectiveness as a whole. The primary consideration is to identify candidates that will best fulfill the Board of Directors' and the Company's needs at the time of the search. Therefore, the Nominating and Governance Committee does not believe it is appropriate to either nominate or exclude from nomination an individual based on gender, ethnicity, color, age, or similar factors.

In determining whether to recommend a director for re-election, the Nominating and Governance Committee will also consider the director's tenure on the Board of Directors, past attendance at meetings, participation in and contributions to the activities of the Board of Directors, the director's continued independence (including any actual, potential or perceived conflicts of interest), as well as the director's age and changes in his or her principal occupation or professional status. The Nominating and Governance Committee believes that the continuing service of qualified incumbent directors promotes stability and continuity on the Board of Directors, contributing to the Board of Directors' ability to work effectively as a collective body, while providing EA with the benefits of familiarity and insight into EA's affairs that its directors have developed over the course of their service. Accordingly, consistent with past EA practice, the Nominating and Governance Committee will first consider recommending incumbent directors who wish to continue to serve on the Board of Directors for re-election at EA's annual meeting of stockholders.

The Nominating and Governance Committee regularly seeks qualified candidates to serve as directors, particularly in situations where it determines not to recommend an incumbent director for re-election, an incumbent director declines to stand for re-election, or a vacancy arises on the Board of Directors for any reason (including the resignation, retirement, removal, death or disability of an incumbent director or a decision of the directors to expand the size of the Board of Directors). The Nominating and Governance Committee may, in its discretion, use a variety of means to identify and evaluate potential nominees for director. The Nominating and Governance Committee has used, and may continue to use, qualified search firms and may also work with EA's Chief Talent Officer to identify potential nominees meeting the Board of Directors' general membership criteria discussed above. The Nominating and Governance Committee may also consider potential nominees identified by other sources, including current directors, senior management and stockholders. In determining whether to recommend a candidate to the Board of Directors, the Nominating and Governance Committee will consider the current composition of the Board of Directors and capabilities of current directors, as well as any additional qualities or capabilities considered necessary or desirable in light of the existing or anticipated needs of the Board of Directors.

The Nominating and Governance Committee will evaluate candidates proposed by stockholders under criteria similar to the evaluation of other candidates, except that it may also consider as one of the factors in its evaluation, the amount of EA voting stock held by the stockholder and the length of time the stockholder has held such stock. Stockholders wishing to submit candidates for consideration by the Nominating and Governance Committee may do so by writing to EA's Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, Attn: Director Nominations. To be considered by the Nominating and Governance Committee in connection with EA's annual meeting of stockholders, recommendations must be submitted in writing to EA's Corporate Secretary not less than 120 calendar days prior to the anniversary of the date on which EA's proxy statement was released to stockholders in connection with the previous year's annual meeting (on or about February 14, 2014, for our 2014 Annual Meeting of Stockholders).

Recommendations should include: (1) the stockholder's name, address and telephone number; (2) the amount and nature of record and/or beneficial ownership of EA securities held by the stockholder; (3) the name, age, business address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed candidate; (4) a description of the qualifications and background of the proposed candidate that addresses the minimum qualifications and other criteria for Board of Directors membership approved by the Board of Directors from time to time and set forth in EA's Corporate Governance Guidelines; (5) the amount and nature of record and/or beneficial ownership of EA securities held by the proposed candidate, if any; (6) a description of all arrangements or understandings between the stockholder and the proposed candidate relating to the proposed candidate's candidacy; (7) a statement as to whether the proposed candidate would be considered an independent director under applicable NASDAQ Stock Market Rules or an audit committee financial expert under applicable SEC rules; (8) the consent of the proposed candidate (a) to be named in the proxy statement relating to EA's annual meeting of stockholders and (b) to serve as a director if elected at such annual meeting; and (9) any other information regarding the proposed candidate that may be required to be included in a proxy statement by applicable SEC rules. The Nominating and Governance Committee may request any additional information reasonably necessary to assist it in assessing a proposed candidate.

Corporate Governance Guidelines

Our Board of Directors has adopted, upon the recommendation of the Nominating and Governance Committee, a formal set of Corporate Governance Guidelines. A complete copy of the Corporate Governance Guidelines is available in the Investor Relations section of our website at *http://investor.ea.com.* Our Corporate Governance Guidelines contain policies relating to:

- Board membership and independence criteria;
- Election of directors;
- Director resignations;
- Executive sessions of independent directors led by a Lead Director;
- Authority to hire outside advisors;
- Director orientation and education;
- Board of Directors and Committee self-evaluations;
- Attendance at annual meetings of stockholders;

- Stock ownership guidelines for our directors and executive officers;
- Stockholder communications with the Board of Directors;
- Director access to management; and
- Board of Directors and Committee roles in CEO evaluation and management of succession planning.

Global Code of Conduct

Our Global Code of Conduct (which includes code of ethics provisions applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, and other senior financial officers) is available in the Investor Relations section of our website at *http://investor.ea.com*. From time to time, we post amendments to our Global Code of Conduct in the Investor Relations section of our website. Copies of our Board committee charters and Global Code of Conduct are available without charge by contacting our Investor Relations department at (650) 628-7352.

The Board of Directors' Oversight of Risk Issues

The full Board of Directors and the Board Committees are responsible for managing different forms of risk. Business risks are reviewed by the full Board of Directors in conjunction with management. The Board of Directors regularly receives management presentations from different areas of the business regarding the opportunities and risks in those areas and engages in dialogue with executive management regarding these issues. Risks related to investments, financial reporting, internal controls and procedures, and compliance issues are reviewed regularly by the Audit Committee, which oversees the financial reporting, global audit and legal compliance functions. The Nominating and Governance Committee reviews issues of director and CEO succession.

Compensation-related risks are reviewed by the Compensation Committee with members of management responsible for structuring the Company's compensation programs. As part of those risk oversight efforts, we evaluated our compensation programs to determine whether the design and operation of our policies and practices could encourage executives or employees to take excessive or inappropriate risks that would be reasonably likely to have a material adverse effect on the Company. In particular, we considered the design, size, and scope of our cash and equity incentive programs and program features that mitigate against potential risks, such as payout caps, equity award clawbacks, the quality and mix of performance-based and "at risk" compensation, and, with regard to our equity incentive programs, the stock ownership requirements applicable to our executives. The Compensation Committee reviewed the results of our evaluation with management and the Committee's consultant, Compensia. The Compensation Committee concluded that our compensation policies and practices strike an appropriate balance of risk and reward in relation to our overall business strategy, and do not create risks that are reasonably likely to have a material adverse effect on the Company. The "Compensation Discussion and Analysis" section below generally describes the compensation policies and practices applicable to our named executive officers.

Director Attendance at Annual Meetings

Our directors are expected to make every effort to attend our annual meeting of stockholders. All ten directors who were elected at the 2012 Annual Meeting of Stockholders attended the meeting.

Stockholder Communications with the Board of Directors

EA stockholders may communicate with the Board of Directors as a whole, with a committee of the Board of Directors, or with an individual director by sending a letter to EA's Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, or by sending an email to StockholderCommunications@ea.com. All stockholder communications received will be handled in accordance with procedures approved by the independent directors serving on the Board of Directors. For further information regarding the submission of stockholder communications, please visit the Investor Relations section of our website at *http://investor.ea.com*.

DIRECTOR COMPENSATION AND STOCK OWNERSHIP GUIDELINES

Our Compensation Committee is responsible for reviewing and recommending to our Board of Directors the compensation paid to our non-employee directors. Historically, our non-employee directors have been paid a mix of cash and equity compensation for their service as directors. During fiscal 2013, Mr. Riccitiello, our former CEO, did not receive any additional compensation for his service as a director. In addition, Mr. Probst, our Executive Chairman, does not receive cash retainer fees for his service as a member of the Board while performing the role of Executive Chairman. The table below reflects the annualized components of cash compensation for directors (other than Mr. Riccitiello) that were in place during fiscal 2013. Because our Board year does not correspond to our fiscal year, actual amounts paid during fiscal 2013 were pro-rated based on the annualized figures in the following table. For more information regarding the specific compensation received by each non-employee director during fiscal 2013, see the "Fiscal 2013 Director Compensation Table" table below.


Proxy Statement

Fiscal 2013 Annualized Components of Non-Employee Director Cash Compensation

Annual Retainer	$50,000
Service on the Audit Committee	$10,000
Chair of the Audit Committee	$10,000
Service on the Compensation Committee	$ 7,500
Chair of the Compensation Committee	$ 7,500
Service on the Nominating and Governance Committee	$ 7,500
Chair of the Nominating and Governance Committee	$ 2,500
Chairman of the Board of Directors	$50,000
Service as Lead Director	$25,000

In addition, individual directors were eligible to earn up to $1,000 per day, with the approval of the Board of Directors, for special assignments, which may include providing oversight to management in such areas as sales, marketing, public relations, technology and finance (provided, however, no independent director is eligible for a special assignment if the assignment or payment for the assignment would prevent the director from being considered independent under applicable NASDAQ Stock Market or SEC rules). No directors earned any compensation for special assignments during fiscal 2013. No additional board compensation is paid to members of the CEO Search Committee.

Stock Compensation

Non-employee directors are eligible to receive restricted stock units ("RSUs") upon his or her election, re-election or appointment to the Board of Directors as determined at the discretion of the Board of Directors.

In fiscal 2013, 10,000 RSUs were granted under the Equity Plan to each of our non-employee directors who were re-elected at the 2012 Annual Meeting of Stockholders on July 26, 2012. Ms. Warren, who was appointed to the Board of Directors as of May 16, 2013, will be granted a pro-rated grant of 2,500 RSUs on June 17, 2013. These RSUs vest in their entirety on July 26, 2013. Under the Equity Plan, non-employee directors may elect to receive all or part of their cash compensation in the form of common stock. As an incentive for our non-employee directors to increase their stock ownership in EA, non-employee directors making such an election receive shares of common stock valued at 110 percent of the cash compensation they would have otherwise received. Such shares are awarded via the grant and immediate exercise of a stock option having an exercise price equal to the fair market value of our common stock on the date of grant, which is the first trading day of each quarter of the Board year.

Other Benefits

Non-employee directors, who are not employed with any other company, are offered an opportunity to purchase certain EA health, dental and vision insurance while serving as a Board of Directors member with the option for the continuation of benefits upon the expiration of their Board of Directors term. Participating directors pay 100 percent of their own insurance premiums.

Deferred Compensation Plan

We maintain a Deferred Compensation Plan ("DCP") that allows our directors and certain employees, including our named executive officers, to defer receipt of their director fees or base salary, as the case may be, into cash accounts that mirror the gains and/or losses of several different investment funds, which correspond to the funds we have selected for our 401(k) plan. Director participants may defer up to 100 percent of their director fees until the date(s) they have specified. We are not required to make any contributions to the DCP and did not do so in fiscal 2013.

Stock Ownership Guidelines

Each non-employee director is required, within three years of becoming a director, to own shares of EA common stock or vested RSUs having a value of at least three years' annual retainer for service on the Board of Directors. As of March 31, 2013, each of our directors had either fulfilled their ownership requirements or had not yet reached three years of service. Mr. Hoag is currently eligible to satisfy his ownership requirements through holdings of EA stock by Technology Crossover Ventures.

FISCAL 2013 DIRECTOR COMPENSATION TABLE

The following table shows compensation information for each of our directors during fiscal 2013 (other than Mr. Riccitiello).

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3][4]	Total ($)
Leonard S. Coleman	$ 57,500	$109,400	—	$166,900
Jay C. Hoag	—	$109,400	$69,451	$178,851
Jeffrey T. Huber	—	$109,400	$65,319	$174,719
Geraldine B. Laybourne[5]	$ 30,625	$109,400	—	$140,025
Gregory B. Maffei	$ 52,508	$109,400	$19,254	$181,162
Vivek Paul	—	$109,400	$63,944	$173,344
Lawrence F. Probst III	$100,000	$109,400	—	$209,400
Richard A. Simonson	$ 21,250	$109,400	$70,124	$200,774
Linda J. Srere[6]	$ 14,375	—	—	$ 14,375
Luis A. Ubiñas	$ 60,000	$109,400	—	$169,400

(1) The amounts presented in this column represent compensation that was earned and paid as cash, including cash compensation of $57,500 that was deferred by Mr. Coleman and $17,500 that was deferred by Mr. Maffei into cash accounts pursuant to the terms of our Deferred Compensation Plan, described above.

(2) Represents the aggregate grant date fair value of RSUs granted in fiscal 2013. Grant date fair value for RSUs is calculated using the closing price of our common stock on the grant date. For additional information regarding the valuation methodology for RSUs, see Note 14, "Stock-Based Compensation and Employee Benefit Plans", to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013. Each non-employee director standing for re-election at the 2012 Annual Meeting received an RSU grant of 10,000 shares of EA common stock with a grant-date fair value of $109,400 based on a closing price of $10.94 for our common stock on the NASDAQ Global Select Market on the date of grant, July 26, 2012. The RSUs granted at the 2012 Annual Meeting vest in their entirety on July 26, 2013. The aggregate number of unvested RSUs held by each of our non-employee directors as of March 31, 2013 (the last day of fiscal 2013) was as follows: Mr. Coleman, 10,000; Mr. Hoag, 10,000; Mr. Huber, 10,625; Mr. Maffei, 10,000; Mr. Paul, 10,000; Mr. Probst, 10,000; Mr. Simonson, 10,000; and Mr. Ubiñas, 10,000.

(3) As described above under "Stock Compensation", our non-employee directors may elect to receive all or part of their cash compensation for a given quarter of the Board year in the form of EA common stock. Non-employee directors making such an election receive shares of common stock valued at 110 percent of the cash compensation they would have otherwise received. Such shares are awarded via the grant and immediate exercise of a stock option having an exercise price equal to the fair market value of our common stock on the date of grant, which is the first trading day of each quarter of the Board year. The only stock options granted

to our directors during fiscal 2013 were to those directors electing to receive all or part of their cash compensation in the form of stock, as detailed in footnote 4 below. For additional information on the valuation methodology and assumptions used to calculate the fair value of stock options, see Note 14, "Stock-Based Compensation and Employee Benefit Plans," of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013. The aggregate number of unexercised stock options held by each of our non-employee directors as of March 31, 2013 (the last day of fiscal 2013) was as follows: Mr. Coleman, 71,200; Mr. Huber, 19,600; Mr. Maffei, 107,866; Mr. Paul, 61,033; Mr. Probst, 741,100; Mr. Simonson, 50,200 and Ms. Srere, 55,200.

(4) The following table presents the number of shares each director received in lieu of cash as a result of his or her elections during fiscal 2013 and the grant date fair value of the immediately exercised options:

Name	Grant Date	Exercise Price ($)	Shares Subject to Immediately Exercised Stock Options Grants	Grant Date Fair Value ($)
Jay C. Hoag	5/1/2012	15.54	1,018	15,820
	8/1/2012	11.68	1,531	17,882
	11/1/2012	13.00	1,375	17,875
	2/1/2013	16.19	1,104	17,874
				69,451
Jeffrey T. Huber	5/1/2012	15.54	1,018	15,820
	8/1/2012	11.68	1,413	16,504
	11/1/2012	13.00	1,269	16,497
	2/1/2013	16.19	1,019	16,498
				65,319
Gregory B. Maffei	5/1/2012	15.54	1,239	19,254
				19,254
Vivek Paul	5/1/2012	15.54	1,062	16,503
	8/1/2012	11.68	1,354	15,815
	11/1/2012	13.00	1,216	15,808
	2/1/2013	16.19	977	15,818
				63,944
Richard A. Simonson	8/1/2012	11.68	2,001	23,372
	11/1/2012	13.00	1,798	23,374
	2/1/2013	16.19	1,444	23,378
				70,124

(5) Ms. Laybourne retired from the Board effective September 26, 2012.

(6) Ms. Srere retired from the Board effective July 26, 2012.

Proxy Statement

PROPOSAL 2: APPROVAL OF AMENDMENTS TO THE 2000 EQUITY INCENTIVE PLAN

The 2000 Equity Incentive Plan ("Equity Plan"), which was approved by the stockholders on March 22, 2000, continues EA's program of providing equity incentives to eligible employees, officers and directors. We offer these incentives in order to assist in recruiting, retaining and motivating qualified employees, officers and directors. Since the Equity Plan's adoption, 120,865,000 shares of common stock have been reserved for issuance. For more information regarding the Equity Plan, please read the summary of its material terms, as proposed to be amended, included as Appendix A of this Proxy Statement, and full text of the Equity Plan, as proposed to be amended, filed with the SEC on or about June 14, 2013.

We are proposing amendments to the Equity Plan that would:

- ***Increase the number of shares authorized under the Equity Plan by 18,000,000 shares to a total of 138,865,000 shares.***

  We believe that alignment of the interests of our stockholders and our employees, officers and directors is best advanced through the issuance of equity incentives as a portion of their total compensation. In this way, we reinforce the link between our stockholders and our employees', officers' and directors' focus on personal responsibility, creativity and stockholder returns. Equity incentives such as stock options and RSUs also play an important role in our recruitment and retention strategies, as the competition for creative and technical talent and leadership in our industry is intense.

  While equity is a strategic tool for recruitment and retention, we also carefully manage stock option and RSU issuances and strive to keep the dilutive impact of the equity incentives we offer within a reasonable range. The proposal to increase the number of shares authorized by 18,000,000 was determined based on the results of an internal calculation of the cost of the Equity Plan based on a shareholder value transfer model used by some advisors; the current request of 18,000,000 shares, together with the total value of stock option and RSU awards outstanding, and shares available to grant under the Equity Plan as of May 20, 2013, represents less than 12% of our market capitalization.

  During fiscal 2013, we granted stock options to purchase a total of 296,087 shares, 9,151,411 RSUs and performance-based RSUs with target vesting of 970,000 shares (of which a maximum of 200% of target or 1,940,000 shares could be earned if the highest level of performance is attained). Together, these grants of stock options, RSUs and performance-based RSUs (assuming target vesting) represented approximately 3.4% of our fiscal 2013 weighted average common shares outstanding; further, taking into consideration options, RSUs and performance-based RSUs that were cancelled, forfeited or expired during fiscal 2013, these grants represents approximately 1.7% of our fiscal 2013 weighted average common shares outstanding.

  As of May 20, 2013, the Company had 7,220,236 outstanding stock options under all plans with a weighted average exercise price of $35.1966 and a weighted average remaining contractual life of 4.32 years. Also, as of that same date, there were 14,190,022 granted but unvested shares of restricted stock and RSUs, including all time-based RSUs, performance-based RSUs (including 1,173,339 performance-based RSUs that were granted at the maximum 200% of the number of shares targeted to vest), but excluding 114,000 RSUs awarded to directors that have vested but have been deferred and remain unreleased. As a result, as of May 20, 2013, the number of shares remaining available for future grant under all plans was 12,586,905 shares available for issuance as stock options or 8,802,031 shares available for issuance as restricted stock and RSUs. Going forward, we intend to continue to responsibly manage issuance of equity incentive awards under the Equity Plan.

  Historically, we have made a significant portion of our equity grants in a given fiscal year in connection with our annual reviews and merit increases and we believe that an additional 18,000,000 shares is sufficient to support our equity incentive programs for approximately two years based on historical granting practices. However, our practice has been to propose an annual increase to the number of shares authorized under the Equity Plan based on the allowable industry limits under the shareholder value transfer model and it is expected that we will continue to follow this practice and request additional shares at the 2014 Annual Meeting.

  The Equity Plan contains several features designed to protect stockholders' interests. For example, the Equity Plan does not allow any options to be granted at less than 100 percent of fair market value, and the exercise price of outstanding options issued under the Equity Plan may not be reduced without stockholder approval. The Equity Plan does not contain an "evergreen" provision whereby the number of authorized shares is automatically increased on a regular basis. In addition, the Equity Plan prohibits us from loaning, or guaranteeing the loan of, funds to participants under the Equity Plan.

- ***Provide that new employees of the Company may receive awards offered under the Equity Plan covering up to 4,000,000 shares per fiscal year, all of which may be granted as awards of stock options, restricted stock, RSUs, stock appreciation rights or any combination thereof.***

  The eligibility provisions of the Equity Plan currently have an annual award limitation for purposes of meeting certain requirements under section 162(m) of the Internal Revenue Code, whereby all eligible persons can receive awards covering up to a maximum of 2,000,000 shares per fiscal year (the "Annual Award Limit"). As proposed to be amended, new employees of the Company would be eligible to receive up to twice the amount of the Annual Award Limit.

  We believe it is important to have the flexibility to set the amount of equity granted to our employees at a level that takes into consideration current market trends, stock values, the design of our performance-based equity program and our ability to attract and retain key employees. We believe that amending the eligibility provisions of the Equity Plan to increase the number of shares covered by awards to new employees to 4,000,000 per fiscal year will provide the Compensation Committee and the Board of Directors with the necessary flexibility to attract and recruit key employees by setting the equity component of compensation at appropriate and competitive levels.

New Plan Benefits

The amount and timing of awards under the Equity Plan are determined in the sole discretion of the Compensation Committee, as administrator, or the Board of Directors with respect to awards granted to the Chief Executive Officer, and cannot be determined in advance. Future awards under the Equity Plan to directors, executive officers and other employees are discretionary, and therefore not determinable at this time.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

The Board of Directors recommends a vote FOR the proposed amendments to the 2000 Equity Incentive Plan.

PROPOSAL 3: APPROVAL OF AN AMENDMENT OT THE 2000 EMPLOYEE STOCK PURCHASE PLAN

The 2000 Employee Stock Purchase Plan (the "Purchase Plan), which initially was approved by the stockholders on July 27, 2000, provides our employees with a convenient means of purchasing equity in the Company through payroll deductions. It also provides an incentive for continued employment. Since its adoption, 18,300,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan is intended to qualify as a "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended, for participants residing in the United States. For more information regarding the Purchase Plan, please read the summary of its material terms, as proposed to be amended, included as Appendix B of this Proxy Statement, and full text of the Purchase Plan, as proposed to be amended, filed with the SEC on or about June 14, 2013.

The following table presents information since the beginning of fiscal 2012 relating to the aggregate number of shares purchased under the Purchase Plan, as well as the number of employees who have participated in the Purchase Plan:

	Shares Purchased Pursuant to the Purchase Plan	No. of Employees Participating as of the Last Purchase Date in Fiscal Year
Fiscal 2012	2,387,941	3,863
Fiscal 2013	2,966,938	3,271
Fiscal 2014	[1]	4,007[2]

[1] Fiscal 2014 purchases under the 2000 Purchase Plan will be made in August 2013 and February 2014.

[2] Represents estimated number of participants in the 2000 Purchase Plan as of May 20, 2013. Participants have the right to withdraw from the 2000 Purchase Plan at any time prior to a purchase date. The number of participants may increase or decrease prior to February 2014, the last purchase date in fiscal 2014.

We are proposing an amendment to the 2000 Employee Stock Purchase Plan that would:

- ***Increase the number of shares authorized under the Purchase Plan by 7,000,000 shares to a total of 25,300,000 shares.***

  The proposed amendment would increase the number of shares authorized under the Purchase Plan by 7,000,000 to a total of 25,300,000, an amount that we expect will continue to permit all current and potential future employees to fully participate in the Purchase Plan through fiscal 2015. Accordingly, the proposal to increase the number of shares authorized under the Purchase Plan by 7,000,000 was determined based on the assumption that employee participation in the Purchase Plan and the number of shares purchased will remain consistent with historical levels noted in the table above. In addition, we determined the dilutive impact to stockholders of this share request of approximately 2.3% of fiscal 2013 weighted average common shares outstanding was within a reasonable range given the important role of the Purchase Plan to incentivize our employees and to encourage equity ownership, which serves to align their interests with our stockholders. If this share amount is approved by the stockholders, we do not anticipate asking stockholders to approve another share increase for the Purchase Plan until the 2015 Annual Meeting of Stockholders.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

The Board recommends a vote FOR the proposed amendment to the 2000 Employee Stock Purchase Plan.

PROPOSAL 4: ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

In accordance with the SEC's proxy rules, we are seeking an advisory, non-binding stockholder vote with respect to the compensation of our named executive officers ("NEOs") for fiscal 2013. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the compensation philosophy, policies and practices, as disclosed in this Proxy Statement.

We previously submitted advisory vote proposals in fiscal 2011 and fiscal 2012, and received majority stockholder support for the compensation of our NEOs in each of these years. In addition, prior to and following the 2012 Annual Meeting of Stockholders, we asked for and received feedback from our stockholders regarding the design of our compensation programs. This feedback focused primarily on the compensation of John Riccitiello, our former CEO. In light of this feedback, the basic principles and structure of our NEO compensation programs did not change; however, we made several modifications to the fiscal 2013 cash and equity incentives of Mr. Riccitiello in response to stockholder feedback. Mr. Riccitiello resigned as CEO on March 18, 2013. These changes and the severance to be paid to Mr. Riccitiello in connection with his termination of employment prior to the end of fiscal 2013 are described in detail below in the "Compensation Discussion and Analysis" section of this Proxy Statement at pages 29 through 44. We encourage you to read the "Compensation Discussion and Analysis" for additional details on our executive compensation programs and the fiscal year 2013 compensation of our NEOs.

The core principles of our compensation programs are designed to align our NEOs with the interests of our stockholders through incentives tied to the annual financial and strategic objectives of the Company and the creation of long-term stockholder value. We believe our compensation programs and policies for fiscal 2013 were consistent with our core compensation principles, supported by compensation governance practices and are worthy of continued stockholder support.

Accordingly, we ask for our stockholders to indicate their support for the compensation paid to our NEOs, by voting "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers for fiscal 2013, as disclosed in the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosures in this Proxy Statement."

Although the vote is advisory and non-binding, our Board of Directors and Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote, along with other relevant factors, in evaluating the future compensation of our NEOs.

Advisory Vote and Board of Director's Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

The Board recommends a vote FOR the approval of the foregoing resolution.

PROPOSAL 5: RATIFICATION OF THE APPOINTMENT OF KPMG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP has audited the financial statements of EA and its consolidated subsidiaries since fiscal 1987. The Board of Directors, through the Audit Committee, has appointed KPMG LLP as EA's independent auditors for the fiscal year ending March 31, 2014. The Audit Committee and the Board of Directors believe that KPMG LLP's long-term knowledge of EA and its subsidiaries is valuable to the Company as discussed further below. Representatives of KPMG LLP have direct access to members of the Audit Committee and the Board of Directors. We expect one or more representatives of KPMG LLP to attend the Annual Meeting in order to respond to appropriate questions from stockholders.

Ratification of the appointment of KPMG LLP as our independent auditors is not required by our bylaws or otherwise. The Board of Directors has determined to submit this proposal to the stockholders as a matter of good corporate practice. If the stockholders do not ratify the appointment, the Audit Committee will review their future selection of auditors. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and the stockholders.

Fees of Independent Auditors

The aggregate fees billed for the last two fiscal years for each of the following categories of services are set forth below:

Description of Fees	Year Ended March 31, 2013	Year Ended March 31, 2012
Audit Fees[1]		
– Worldwide audit fee	$4,737,000	$4,486,000
– Accounting concurrence and regulatory matters	50,000	86,000
Total audit fees	4,787,000	4,572,000
Audit-Related Fees[2]	20,000	350,000
Tax Fees[3]		
– Compliance	386,000	533,000
– Acquisition-related due diligence	55,000	549,000
Total tax fees	441,000	1,082,000
Total All Fees	$5,248,000	$6,004,000

(1) Audit Fees: This category includes the annual audit of the Company's financial statements and internal controls over financial reporting (including quarterly reviews of financial statements included in the Company's quarterly reports on Form 10-Q), and services normally provided by the independent auditors in connection with regulatory filings. This category also includes consultation on matters that arose during, or as a result of the audit or review of financial statements, statutory audits required for our non-US subsidiaries, and services associated with our periodic reports and other documents filed with the SEC and foreign filings, as well as Sarbanes-Oxley Section 404 compliance consultation.

(2) Audit-Related Fees: This category consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." These services may include employee benefit plan audits, accounting consultations in connection with transactions, and merger and acquisition due diligence. In fiscal year 2013, these fees relate to acquisition-related financial due diligence. In fiscal year 2012, these fees related to acquisition-related financial due diligence and services rendered in connection with the issuance of 0.75% Convertible Senior Notes due 2016.

(3) Tax Fees: This category includes compliance services rendered for U.S. and foreign tax compliance and returns, and transfer pricing documentation, as well as planning and advice, which consists primarily of technical tax consulting and acquisition-related tax due diligence.

Services Provided by the Independent Auditor

KPMG LLP audits our consolidated operations and provides statutory audits for 35 legal entities within our international corporate structure. Having one audit firm with a strong global presence responsible for these audits ensures that a coordinated approach is used to address issues that may impact our businesses across multiple geographies and legal entities. Few audit firms have the knowledge of our sector and the capability of servicing our global audit requirements. KPMG LLP has the geographical scope that our operations require and the accounting expertise in the matters relevant to our sector. In addition, KPMG LLP's experience working with the Company gives them the institutional knowledge to understand our operations and processes, which we believe helps them address the relevant issues and improves the quality of the audit.

In appointing KPMG LLP as our independent auditors for fiscal 2014, the Audit Committee and the Board of Directors have considered the performance of KPMG LLP in fiscal 2013, as well as in prior years, and have taken into account the alternative options available to the Company. The Audit Committee and the Board of Directors have determined that it is in the best interest of the Company to continue KPMG LLP's engagement.

We believe the experience and expertise held by the members of the Audit Committee give them the necessary skills to evaluate the relationship between the Company and its independent auditors and to oversee auditor independence. In addition, the Audit Committee is empowered under its charter to obtain advice and assistance from outside legal, accounting and other advisors as it deems appropriate.

At each meeting of the Audit Committee, Company management is provided the opportunity in private session with the Committee to discuss any issues relating to KPMG LLP's engagement. Similarly, KPMG LLP regularly meets in a private session with the Audit Committee with no members of Company management present. In addition, Company management and members of the Audit Committee regularly participate in a survey to evaluate KPMG LLP's performance, which is administered by an independent third party. Information collected from this survey is reviewed by a KPMG LLP partner unaffiliated with the Company's engagement to address any issues raised.

Audit Partner Rotation

Our KPMG LLP lead audit partner and concurring audit partner have been working on the Company's audit since the first quarter of fiscal 2011 and the second quarter of fiscal 2010, respectively. Both audit partners may serve a maximum of five years on the Company's audit. Candidates are proposed by KPMG LLP based on their expertise and experience and are vetted by Company management and a recommendation is made to the Audit Committee. The Audit Committee has final approval of the lead audit partner and the concurring audit partner.

Pre-approval Procedures

The Audit Committee is required to pre-approve the engagement of, and has engaged, KPMG LLP to perform audit and other services for the Company and its subsidiaries. The Company's procedures for the pre-approval by the Audit Committee of all services provided by KPMG LLP comply with SEC regulations regarding pre-approval of services. Services subject to these SEC requirements include audit services, audit-related services, tax services and other services. The audit engagement is specifically approved and the auditors are retained by the Audit Committee. In some cases, pre-approval for a particular category or group of services is provided by the Audit Committee for up to a year, subject to a specific budget and to regular management reporting. In other cases, the Chairman of the Audit Committee has the delegated authority from the Audit Committee to pre-approve additional services up to a specified dollar limit, and such pre-approvals are then communicated to the full Audit Committee. The Audit Committee reviews quarterly the status of all pre-approved services to date and approves any new services to be provided.

In determining whether to approve additional non-audit services, the Audit Committee considers the level of non-audit fees incurred to date as a percentage of the total annual fees paid to KPMG LLP. In addition, the Audit Committee considers additional factors to assess the potential impact on auditor independence of KPMG LLP performing such services, including whether the services are permitted under the rules and recommendations of the Public Company Accounting Oversight Board, the American Institute of Certified Public Accountants, and the NASDAQ Stock Market, whether the proposed services are permitted under EA's policies, and whether the proposed services are consistent with the principles of the SEC's auditor independence rules. The Company also annually confirms with each of its directors and executive officers whether there are any relationships that they are aware of with KPMG LLP that may impact the auditor independence evaluation. The Audit Committee considered and determined that fees for services other than audit and audit-related services paid to KPMG LLP in fiscal 2013 are compatible with maintaining KPMG LLP's independence.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

The Board of Directors recommends a vote FOR the ratification of KPMG LLP as our independent auditors for the fiscal year ending March 31, 2014.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The following Report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that EA specifically incorporates it by reference into a filing.

The Audit Committee of the Board of Directors operates under a written charter, which was most recently amended in May 2006. The Audit Committee is currently comprised of four non-employee directors, each of whom in the opinion of the Board of Directors meets the current independence requirements and financial literacy standards of the NASDAQ Stock Market Rules, as well as the independence requirements of the Securities and Exchange Commission. During fiscal 2013, the Audit Committee consisted of Gregory B. Maffei, Jeffrey T. Huber (from June 15, 2012), Vivek Paul (until June 14, 2012) and Luis A. Ubiñas. Since May 16, 2013, the Audit Committee has been comprised of Richard A. Simonson, Jeffrey T. Huber, Gregory B. Maffei and Denise F. Warren. In the opinion of the Board of Directors, Mr. Simonson and Mr. Maffei each meets the criteria for an "audit committee financial expert" as set forth in applicable SEC rules, as well as the above-mentioned independence requirements.

EA's management is primarily responsible for the preparation, presentation and integrity of the Company's financial statements. EA's independent registered public accounting firm, KPMG LLP ("independent auditors"), is responsible for performing an independent audit of the Company's (i) financial statements and expressing an opinion as to the conformity of the financial statements with U.S. generally accepted accounting principles, and (ii) internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board and issuing a report thereon.

The function of the Audit Committee is to assist the Board of Directors in its oversight responsibilities relating to the integrity of EA's accounting policies, internal controls and financial reporting. The Audit Committee reviews EA's quarterly and annual financial statements prior to public earnings releases and submission to the SEC; reviews and evaluates the performance of EA's internal audit function; reviews and evaluates the performance of EA's independent auditors; consults with the independent auditors and EA's internal audit function regarding internal controls and the integrity of the Company's financial statements; assesses the independence of the independent auditors; and is responsible for the selection of the independent auditors. In this context, the Audit Committee has met and held discussions with members of management, EA's internal audit function and the independent auditors. Company management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. Company management has also represented to the Audit Committee that the Company's internal control over financial reporting was effective as of the end of the Company's most recently-completed fiscal year, and the Audit Committee has reviewed and discussed the Company's internal control over financial reporting with management and the independent auditors. The Audit Committee also discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality and acceptability of the Company's financial reporting process and internal controls. The Audit Committee has also discussed with the Company's independent auditors the overall scope and plans for their annual audit and reviewed the results of that audit with management and the independent auditors.

In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from the Company and its management, including the matters in the written disclosures required by the Public Company Accounting Oversight Board. The Audit Committee has also considered whether the provision of any non-audit services (as described above under "Proposal 5: Ratification of the Appointment of KPMG LLP, Independent Registered Public Accounting Firm" — "Fees of Independent Auditors") and the employment of former KPMG LLP employees by the Company are compatible with maintaining the independence of KPMG LLP.

The members of the Audit Committee are not engaged in the practice of auditing or accounting. In performing its functions, the Audit Committee necessarily relies on the work and assurances of the Company's management and independent auditors.

In reliance on the reviews and discussions referred to in this report and in light of its role and responsibilities, the Audit Committee recommended to the Board of Directors that the audited consolidated balance sheets of the Company as of each of the last two years ended March 31, 2013 and the audited consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows of the Company for each of the last three years ended March 31, 2013 be included for filing with the SEC in the Company's Annual Report on Form 10-K for the year ended March 31, 2013. The Audit Committee has also approved the selection of KPMG LLP as the Company's independent auditors for fiscal 2014.

AUDIT COMMITTEE

Richard A. Simonson (Chairman)

Jeffrey T. Huber

Gregory B. Maffei

Denise F. Warren

PRINCIPAL STOCKHOLDERS

The following table shows, as of May 23, 2013, the number of shares of our common stock owned by our directors, executive officers named in the "Fiscal 2013 Summary Compensation Table" below, our current directors and executive officers as a group, and beneficial owners known to us holding more than five percent of our common stock. As of May 23, 2013, there were 305,375,321 shares of our common stock outstanding. Except as otherwise indicated, the address for each of our directors and executive officers is c/o Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065.

Stockholder Name	Shares Owned[1]	Right to Acquire[2]	Percent of Outstanding Shares[3]
Fidelity Management & Research Company[4]	38,333,041	—	12.5
Manning & Napier Advisors, LLC[5]	23,347,754	—	7.6
PRIMECAP Management Company[6]	22,032,249	—	7.2
The Vanguard Group[7]	18,692,639	—	6.1
Jay C. Hoag[8]	11,398,932	—	3.7
Lawrence F. Probst III[9]	708,071	741,100	*
John S. Riccitiello[10]	557,950	977,880	*
Frank D. Gibeau	266,155	600,000	*
Patrick Söderlund	118,691	135,800	*
Kenneth A. Barker	84,646	50,000	*
Andrew Wilson	53,391	40,000	*
Jeffrey T. Huber	38,656	19,600	*
Vivek Paul	21,597	85,333	*
Gregory B. Maffei	16,197	82,166	*
Richard A. Simonson	15,036	74,500	*
Leonard S. Coleman	10,896	94,800	*
Blake Jorgensen	—	—	*
Luis A. Ubiñas	—	17,500	*
Denise F. Warren	—	—	*
All executive officers and directors as a group (19) persons[11]	13,373,805	3,583,679	5.5

* Less than 1%

(1) Unless otherwise indicated in the footnotes, includes shares for which the named person has sole or shared voting and investment power. Excludes shares that may be acquired through stock option exercises.

(2) Includes (a) shares of common stock that may be acquired through stock option exercises within 60 days of May 23, 2013, (b) in the case of each of Messrs. Maffei, Paul and Simonson, reflects 24,300 RSUs that have vested but have been deferred, (c) in the case of Mr. Coleman, reflects 23,600 RSUs that have vested but have been deferred, and (d) in the case of Mr. Ubiñas, reflects 17,500 RSUs that have vested but have been deferred.

(3) Calculated based on the total number of shares owned plus the number of shares that may be acquired through stock option exercises and the release of vested RSUs within 60 days of May 23, 2013.

(4) As of March 31, 2013, based on information contained in a report on Form 13F filed with the SEC on May 15, 2013 by FMR LLC. The address for Fidelity Management & Research Company is 245 Summer Street, Boston, MA 02210.

(5) As of March 31, 2013, based on information contained in a report on Form 13F filed with the SEC on April 19, 2013 by Manning & Napier Advisors, LLC. The address of Manning & Napier Advisors, LLC is 290 Woodcliff Drive, Fairport, NY 14450.

(6) As of March 31, 2013, based on information contained in a report on Form 13F filed with the SEC on May 14, 2013 by Primecap Management Company. The address for Primecap Management Company is 225 South Lake Ave, Suite 400, Pasadena, CA 91101.

(7) As of March 31, 2013, based on information contained in a report on Form 13F filed with the SEC on April 15, 2013 by The Vanguard Group. The address for The Vanguard Group is PO Box 2600, Valley Forge, PA 19482-2600.

(8) Represents (a) 1,033 shares of common stock held by Mr. Hoag; and (b) 11,397,899 shares of common stock held by entities affiliated with Technology Crossover Ventures as follows: (i) 3,037 shares of common stock held by TCV Management 2004, L.L.C. ("TCV Management 2004"), (ii) 3,037 shares of common stock held by TCV VI Management, L.L.C. ("TCV VI Management"), (iii) 10,150 shares of common stock held by TCV VII Management, L.L.C. ("TCV VII Management"), (iv) 1,959,665 shares of common stock held by TCV V, L.P., (v) 1,982,198 shares of common stock held by TCV VI, L.P., (vi) 4,834,140 shares of common stock held by TCV VII, L.P., (vii) 2,510,484 shares of common stock held by TCV VII (A), L.P., and (viii) 95,188 shares of common stock held by TCV Member Fund, L.P. (together with TCV V, L.P., TCV VI, L.P., TCV VII, L.P. and TCV VII (A), L.P., the "TCV Funds"). Jay C. Hoag, a director of the Company, is a member of each of TCV Management 2004, TCV VI Management, and TCV VII Management but disclaims beneficial ownership of the shares held by such entities except to the extent of his pecuniary interest therein. Mr. Hoag is a Class A Member of Technology Crossover Management V, L.L.C. ("TCM V"), which is the sole general partner of TCV V, L.P. Together with three other individual Class A Members, Mr. Hoag shares voting and dispositive power with respect to the shares beneficially owned by TCV V, L.P. Mr. Hoag, TCM V and the Class A Members disclaim beneficial ownership of any shares held by TCV V, L.P. except to the extent of their respective pecuniary interests therein. Mr. Hoag is a Class A Member of Technology Crossover Management VI, L.L.C. ("TCM VI"), which is the sole general partner of TCV VI, L.P. Together with four other individual Class A Members, Mr. Hoag shares voting and dispositive power with respect to the shares beneficially owned by TCV VI, L.P. Mr. Hoag, TCM VI and the Class A Members disclaim beneficial ownership of any shares held by TCV VI, L.P. except to the extent of their respective pecuniary interests therein. Mr. Hoag is a Class A Director of Technology Crossover Management VII, Ltd. ("Management VII") and a limited partner of Technology Crossover Management VII, L.P. ("TCM VII"). Management VII is the sole general partner of TCM VII, which is the sole general partner of TCV VII, L.P. and TCV VII (A), L.P. Together with eight other individual Class A Directors, Mr. Hoag shares voting and dispositive power with respect to the shares beneficially owned by TCV VII, L.P. and TCV VII (A), L.P. Mr. Hoag, Management VII, TCM VII and the Class A Members disclaim beneficial ownership of any shares held by TCV VII, L.P. and TCV VII (A), L.P. except to the extent of their respective pecuniary interests therein. Mr. Hoag is a limited partner of TCV Member Fund, L.P., a Class A Member of TCM V and TCM VI, and a Class A Director of Management VII. Each of TCM V, TCM VI, and Management VII is a general partner of TCV Member Fund, L.P. Mr. Hoag may be deemed to beneficially own the shares held by TCV Member Fund, L.P. but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for Mr. Hoag, TCV Management 2004, TCV VI Management, TCV VII Management, TCM VII and the TCV Funds is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.

(9) Includes 73,238 shares of common stock held by Mr. Probst's grantor's retained annuity trust, in which 29,295 shares are held in trust for Lawrence F. Probst IV and 43,943 shares are held in trust for Scott Probst; 16,669 shares of common stock are held by Mr. Probst's spouse; and 469,713 shares of common stock are held by the Probst Family LP, of which Mr. Probst is a partner.

(10) Mr. Riccitiello resigned as EA's Chief Executive Officer, effective March 29, 2013 and entered into a Separation Agreement with EA dated March 25, 2013.

(11) Includes all executive officers and directors of EA as of May 23, 2013.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the fiscal 2013 compensation paid to our named executive officers ("NEOs"), the compensation decisions made by our Compensation Committee (the "Committee"), and the financial, strategic, and operational performance factors that guided those decisions. Our NEOs for fiscal 2013 were:

- Lawrence F. Probst III, Executive Chairman;
- Blake Jorgensen, Executive Vice President, Chief Financial Officer;
- Frank D. Gibeau, President, EA Labels;
- Patrick Söderlund, Executive Vice President, EA Games Label;
- Andrew Wilson, Executive Vice President, EA Sports;
- Kenneth A. Barker, Senior Vice President, Chief Accounting Officer, and former Interim Chief Financial Officer; and
- John S. Riccitiello, former Chief Executive Officer ("CEO").

EXECUTIVE SUMMARY

The core principles that guide our compensation programs seek to align the interests of our NEOs with the interests of our stockholders. Accordingly, individual compensation decisions and the financial incentives that we establish are designed to link NEO compensation to the annual financial and strategic performance of the Company and the creation of long-term stockholder value. The specific decisions made for fiscal 2013 reflect these principles, as well as input we received from our stockholders and are discussed in this Compensation Discussion and Analysis.

While the basic principles and structure of our NEO compensation programs did not change for fiscal 2013, the Board made several key modifications to the cash and equity incentives of our former CEO, John Riccitiello. Those changes were motivated, in part, by feedback we received from our stockholders, prior to and after the 2012 Annual Meeting of Stockholders; this feedback was primarily focused on Mr. Riccitiello's compensation. For fiscal 2013, we modified Mr. Riccitiello's cash and equity incentives to place additional focus on the Company's relative total shareholder return ("TSR") and approved a bonus structure that was formulaic and based on the attainment of pre-set financial goals and operational objectives.

In fiscal 2013, the Company continued to execute on our multi-year strategy to transform from a business predominately based on packaged goods sales to a business that is centered on the digital distribution of interactive entertainment directly to consumers. Although we achieved significant growth in digital revenue for the fourth consecutive year, and accomplished many of our operational objectives, the Company's overall performance was mixed as we did not achieve the Company-wide financial goals that we set at the beginning of the fiscal year. The compensation decisions we made for our NEOs in fiscal 2013 reflect these mixed results. Most significantly, Mr. Riccitiello resigned as CEO, citing his personal accountability for failing to execute the Company's fiscal 2013 operating plan successfully.

The Company entered into a separation agreement ("Separation Agreement") with Mr. Riccitiello, which included cash and equity severance components to be paid over time and, where applicable, in alignment with the performance of the Company. The Board determined that this severance arrangement was consistent with market practice, and appropriate given Mr. Riccitiello's role in driving key strategic initiatives during his tenure that positioned the Company to take advantage of future opportunities beyond fiscal 2013. The terms of Mr. Riccitiello's severance arrangement are described in more detail in the "Individual NEO Compensation" section below.

Lawrence F. Probst III was appointed Executive Chairman while the Company conducts a search for a permanent CEO to replace Mr. Riccitiello.

Fiscal 2013 Financial and Operational Highlights

The Company continued to make progress on a number of key operational and strategic goals for 2013 including:

- Continuing our Digital Transformation — Our non-GAAP digital revenues increased by 36% over the prior year driven by (1) online-delivered content and services such as *FIFA* and *Madden Ultimate Team* and the *Battlefield 3 Premium* subscription service and (2) strength in mobile with hits such as *The Simpsons Tapped Out* and *Real Racing 3*.
- Continuing to Deliver Blockbuster Titles such as *FIFA 13*, *Madden NFL 13*, and *Need for Speed: Most Wanted*. For fiscal 2013, EA had two of the top five and five of the top 20 games in North America and Europe (combined) on high-definition platforms (PC, Xbox 360 and PlayStation 3).
- Preparing for Next-generation Console Platforms – We continued to invest in next-generation console technologies and content, including next-generation editions of our two biggest franchises, FIFA and Battlefield, which will position the Company well in the transition to new console platforms.

In January 2013, we revised down the fiscal year non-GAAP earnings per share guidance and our fiscal year financial results came in at the low end of our revenue guidance and slightly below our revised earnings per share guidance.

COMPENSATION PRINCIPLES AND STRUCTURE

Our compensation programs are designed to motivate our NEOs to achieve financial, strategic, and operational objectives and to create long-term stockholder value. The programs are guided by a compensation philosophy based on three core principles, with each of these principles intended to promote a pay-for-performance approach to executive compensation:

- Principle 1 — Cash Compensation: A significant portion of each NEO's cash compensation should be at risk based on the annual financial and operational performance of the Company and, where applicable, the NEO's business unit;
- Principle 2 — Equity Compensation: A significant portion of each NEO's total compensation should be provided in the form of long-term equity to enhance alignment between the interests of our NEOs and our stockholders and to promote long-term retention of a strong leadership team in an industry that is highly competitive for executive talent; and
- Principle 3 —Target Total Direct Compensation: The target total direct compensation package for each NEO should be consistent with market practices for executive talent, as well as each NEO's individual experience, responsibilities and performance.

We believe these principles promote the long-term profitability and growth of the Company and help align compensation with the long-term interests of the Company's stockholders. These principles guide the Committee and the design of the Company's executive compensation programs and are reflected in the Company's compensation programs for fiscal 2013 as follows:

Principle 1 — Cash Compensation: The cash compensation of each NEO consists of a market competitive base salary and the opportunity to earn an annual cash bonus. Each NEO is assigned a target bonus opportunity (expressed as a percentage of base salary). In aggregate, cash bonuses represent approximately half of our NEOs' targeted cash compensation, and serve to put a significant portion of their cash compensation at risk.

In fiscal 2013, our performance was mixed. We achieved a number of key objectives, but missed important financial goals, as discussed above in "Fiscal 2013 Financial and Operational Highlights". This performance led to the funding of an overall Company bonus pool at 71% and aggregate annual bonus award payouts to our eligible NEOs of 36% of their target bonus opportunity. Individual award details are described in the "Individual NEO Compensation" sections below.

Principle 2 — Equity Compensation: Approximately three quarters of the aggregate target compensation of our NEOs for fiscal 2013 was provided in the form of equity.

Annual Equity Awards

In fiscal 2013, the Committee approved annual equity awards to certain NEOs based on eligibility criteria at the time of grant. The Board approved all equity awards granted to our former CEO. These awards were targeted as 50% performance-based RSUs and 50% time-based RSUs with a three-year pro rata vesting schedule. We granted a mix of performance-based RSUs and RSUs to our NEOs to balance pay-for-performance equity incentives with the retentive value of time-based awards. The number of performance-based RSUs and RSUs awarded to each NEO was determined by a variety of factors including: role within the Company, individual performance, the value of unvested equity, the grant date value of the award, actual compensation realized, market practices, and internal alignment with other executive officers.

Performance-Based RSUs

For the past two fiscal years, we have granted performance-based RSUs as a component of the annual equity awards to executive officers at the level of Executive Vice President and above, excluding new hires. The vesting of these performance-based RSUs is based on the Company's TSR relative to the performance of each of the companies in the NASDAQ-100 over one-year, two-year and three-year measurement periods. These measurement periods are intended to incent and reward NEOs for Company performance in both the short- and long-term. Up to one-third of the total number of performance-based RSUs granted may vest following each of the three measurement periods. For each measurement period, if the Company's TSR is at the 60th percentile of the companies in the NASDAQ-100, 100% of the target number of shares will vest. If the Company's TSR is above the 60th percentile, the number of shares that vest will increase by 3% for each percentile above the 60th (up to a maximum of 200% of target shares vesting). If the Company's TSR is below the 60th percentile, for each percentile below the 60th, the number of shares that vest will decrease by 2%. This vesting methodology is referred to as the "performance-based RSU vesting scale" throughout this Compensation Discussion and Analysis.

During fiscal 2013, our NEOs were eligible to earn up to one-third of the performance-based RSUs granted in fiscal 2012, based on the Company's TSR for fiscal 2012 through 2013 and one-third of the performance-based RSUs granted in fiscal 2013, based on the Company's TSR for fiscal 2013. The TSR percentile of the Company and corresponding percentage of the target number of performance-based RSUs vesting are shown in the table below.

		Vesting Dates			
		May 2012	*May 2013*	*May 2014*	*May 2015*
Fiscal 2012 Performance-Based RSU Award	***Measurement Period***	**Fiscal 2012**	**Fiscal 2012 – 2013**	**Fiscal 2012 –2014**	
	TSR Percentile	42nd	31st	To Be Determined	
	Percent of Target Shares Vesting	64%	42%		
Fiscal 2013 Performance-Based RSU Award	***Measurement Period***		**Fiscal 2013**	**Fiscal 2013 –2014**	**Fiscal 2013 –2015**
	TSR Percentile		64th	To Be Determined	To Be Determined
	Percent of Target Shares Vesting		112%		

Retention Equity Awards

In fiscal 2013, the Company continued to experience significant recruiting pressure from our peer companies, start-up companies and large diversified technology and entertainment companies. The Committee looked at a number of alternatives to help promote long-term retention and decided to grant additional time-based RSUs to eight members of our Company-wide executive team during fiscal 2013, including three NEOs (Mr. Gibeau, Mr. Wilson and Mr. Söderlund). One hundred-percent of these RSUs will vest on May 18, 2015. The Committee elected to use a longer-term vesting schedule to promote retention of these executives during the execution of significant strategic Company initiatives, including the transition to next-generation consoles, our own platform development, and our continued expansion of digital revenue opportunities. The retention awards were granted to our NEOs in July 2012, following stockholder approval of an amendment to the 2000 Equity Incentive Plan at the Company's 2012 Annual Meeting.

Supplemental CEO Performance-Based RSU Award

In October 2012, the Board of Directors, based on a recommendation from the Committee, granted our then CEO, Mr. Riccitiello, a supplemental performance-based RSU award with a target vesting of 300,000 shares. For Mr. Riccitiello, the actual number of shares earned was to be determined utilizing the performance-based RSU vesting scale based on the Company's TSR compared to the NASDAQ-100 over a single measurement period from August 1, 2012 through March 28, 2015. The measurement period was selected taking into consideration the grant date, the desire for a longer measurement period and performance-based compensation requirements under Section 162(m) of the Internal Revenue Code. The Board approved the supplemental performance-based RSU award to provide additional alignment between Mr. Riccitiello's compensation and the Company's long-term stock price performance, and to better align his equity and total target compensation with market practices. Mr. Riccitiello resigned from the Company effective March 29, 2013, and this award was cancelled in its entirety upon his termination of employment.

Principle 3 — Target Total Direct Compensation: We awarded total direct compensation to our NEOs for fiscal 2013 consistent with market practices, each NEO's role and experience and the prevailing business environment. Total direct compensation has three components: base salary, annual cash bonus and equity awards. When setting the fiscal 2013 base salaries and target bonus opportunities for our NEOs, the Committee generally targeted the 50th to 75th percentiles of the market range of comparable companies, and for our annual equity awards, we targeted the 75th percentile. While we generally target each component at these levels, the actual base salary, bonus, and equity compensation awarded to an NEO may be above or below these levels and is determined based on the Company's financial performance, the financial and operating performance of each NEO's business unit (if applicable), individual performance, market trends, and other factors unique to each individual.

The Committee also considers the aggregate value of all three total direct compensation components, and generally targets the 50th to 75th percentile of the market for total direct compensation. When necessary for retention, succession planning, or recognition of outstanding performance, the Committee may approve exceptional compensation programs for select key executives that could result in target total direct compensation above our targeted range.

THE COMMITTEE'S PROCESS FOR DETERMINING AND REVIEWING NEO COMPENSATION

For fiscal 2013, the Committee reviewed and approved the total direct compensation of each of our NEOs (other than for Mr. Riccitiello) in consultation with members of Company management and Compensia, the independent compensation consulting firm retained by the Committee. Mr. Riccitiello's compensation was approved by the Board, also in consultation with Compensia.

TIMELINE OF FISCAL 2013 COMPENSATION DECISIONS

		Committee	Board of Directors
November 2011	Selection of peer group for fiscal 2013 compensation benchmarking	Approved	Not Applicable
February 2012	Fiscal 2013 compensation benchmarking	Reviewed	Not Applicable
May/June 2012	NEOs' fiscal 2013 salaries, target bonuses, annual equity awards and retention awards (other than CEO)	Approved	Not Applicable
June 2012	Former CEO's fiscal 2013 salary, target bonus, and annual equity award	Recommended	Approved
September 2012	Former CEO's supplemental performance-based equity grant	Reviewed	Approved
March 2013	Former CEO's Separation Agreement	Reviewed	Approved
March 2013	Executive Chairman compensation	Reviewed	Approved
May 2013	NEOs' bonus awards for fiscal 2013	Approved	Not Applicable

Selection of Peer Group

To assess market compensation practices, each year the Committee selects a group of comparable companies ("peer group") to use as a reference for compensation decisions. As we compete for talent across various industries, our peer group comprises companies across related industries with comparable revenue, market capitalization, geographic markets, financial performance and/or expected growth rates. In the third quarter of fiscal 2012 (November 2011), the Committee selected the following peer group to use as a reference for fiscal 2013 compensation decisions.

FISCAL 2013 PEER GROUP

Videogame
- Activision Blizzard
- Take-Two Interactive
- Zynga

Technology/Internet
- Adobe Systems
- Expedia
- IAC/Interactive Corp.
- Intuit
- Salesforce.com
- Symantec
- Yahoo!

Entertainment
- Discovery Communications
- Lions Gate Entertainment

Toys/Games
- Hasbro
- Mattel

In the third quarter of fiscal 2013 (November 2012), this peer group was re-assessed to determine if any changes were appropriate for benchmarking fiscal 2014 compensation decisions. As a result of this assessment, the following modifications were made to the peer group:

- **Removals:** Take-Two Interactive was removed as it no longer had comparable revenue.
- **Additions:** Autodesk and LinkedIn Corporation were added, as they are San Francisco Bay Area software companies that directly compete with us for executive talent. AMC Networks Inc. and Priceline were also added, as they are similarly sized companies in the entertainment and technology/internet industries, who also compete with EA for executive talent.

Compensation Benchmarking

In February 2012, Compensia conducted a comprehensive analysis of our executive compensation programs using publicly available information on our peer group, data from the Radford High Technology Executive Compensation Survey and data from the Croner Software Games Survey. The analysis included a comparison of the base salary, bonus target, total cash, long-term incentives and total compensation of each of our executive-level positions against similar positions in our peer group. Each compensation element was evaluated against peer group compensation at multiple percentile levels, including the 50th and the 75th percentiles. Where sufficient market data for our peer group was not available, Compensia used data from a broader group of similarly sized technology companies. Compensia provided the Committee with their findings in February 2012 to be used as a reference for making compensation decisions for fiscal 2013.

Determining NEOs' Fiscal 2013 Salaries, Target Bonuses, and Equity Grant Recommendations

In May and June 2012, the Committee reviewed and approved base salary, target cash bonus and equity award recommendations for each of our NEOs for fiscal 2013 (other than the CEO). These decisions were made after consideration of the following factors, where applicable:

- The Company's compensation philosophy and principles discussed in this Compensation Discussion and Analysis;
- The financial, strategic and operational performance of the Company and the NEO's relevant business unit (as applicable);
- Each NEO's individual performance;
- An internal comparison of each NEO's compensation;
- Peer group market data provided by Compensia;
- Current unvested equity holdings;
- Realized value of compensation; and
- The importance of each NEO's role with respect to the Company's long-term strategic initiatives.

Determining CEO's Fiscal 2013 Salary, Target Bonus, and Equity Grant Recommendations

For our former CEO, Mr. Riccitiello, the compensation-setting process differed from our other NEOs. The first step in this process was a fiscal 2012 performance review, which was conducted by the Nominating and Governance Committee of the Board of Directors, taking into consideration the Company's financial and operational performance, as well as Mr. Riccitiello's individual performance. That review was provided to the Committee, which then developed compensation recommendations for Mr. Riccitiello with the assistance of Compensia. The compensation recommendations and performance review were then presented to the Board, which subsequently approved Mr. Riccitiello's fiscal 2013 base salary, target cash bonus opportunity, and equity award. In September 2012, the Committee, assisted by Compensia, developed a recommendation for a supplemental performance-based equity award for Mr. Riccitiello. The recommendation was presented to the Board of Directors, which then approved the award to be granted in October 2012.

INDIVIDUAL NEO COMPENSATION

Mr. Probst

On March 18, 2013, Mr. Probst was appointed as the Company's Executive Chairman in addition to his role as Chairman of the Board of Directors. Mr. Probst was previously employed by the Company from 1984 to September 2008 and served as the Company's Chief Executive Officer from May 1991 until April 2007.

Base Salary and Bonus Target: Following his appointment as Executive Chairman in March of 2013, the Board of Directors approved an annual base salary of $1,030,000 for Mr. Probst. This is consistent with the base salary paid to Mr. Riccitiello, our former CEO. In addition, the Board reserved the option to award Mr. Probst a one-time discretionary bonus, with the amount, if any, to be determined at the end of his term.

Mr. Gibeau

Mr. Gibeau currently serves as the President of EA Labels and is responsible for leading all of the Company's development activities including product development, worldwide product management of packaged goods and online offerings for EA SPORTS, EA Games, Maxis, PopCap and our All Play studios. Mr. Gibeau was promoted into this role in August 2011.

Base Salary and Bonus Target: In the first quarter of fiscal 2013, the Committee elected to increase Mr. Gibeau's base salary by 13%, while his bonus target percentage remained unchanged at 100% of his annual base salary. Mr. Gibeau's base salary was increased as a result of his individual performance, his increased responsibilities as President of EA Labels, and to better align his cash compensation with the market.

Cash Bonus Award: In fiscal 2013, Mr. Gibeau was eligible for an annual cash bonus. Prior to being awarded a bonus, Mr. Gibeau requested that he not be awarded a bonus for fiscal 2013 due to the mixed financial and operational results of the EA Labels in fiscal 2013. The Committee approved this request.

Equity Awards: In June 2012, Mr. Gibeau was granted performance-based RSUs with a target vesting of 100,000 shares. In July 2012, Mr. Gibeau was granted the time-based portion of his annual equity award of 100,000 RSUs with a three year pro-rata vesting schedule and an additional retention award of 300,000 time-based RSUs, which will "cliff vest" in May 2015. The time-based RSUs were granted in July as they were approved by the Committee contingent upon stockholder approval of an amendment to the 2000 Equity Incentive Plan at the 2012 Annual Meeting of Stockholders. The time-based equity awards granted to Mr. Gibeau in fiscal 2013 utilized both annual vesting over three years and a long-term "cliff vesting" to deliver value in years one and two, while emphasizing retention through three years. As a result, 73% of the target equity shares granted to Mr. Gibeau in fiscal 2013 will be eligible to vest in fiscal 2016.

As a result of these decisions, Mr. Gibeau's fiscal 2013 compensation declined by 35% as compared to fiscal 2012.

Mr. Jorgensen

Mr. Jorgensen joined the Company in September 2012 as our Executive Vice President and Chief Financial Officer. In this role, Mr. Jorgensen oversees the Company's global finance and accounting operations. Mr. Jorgensen brings to the Company his experience in on-line commerce and entertainment, as well as in consumer goods and international markets.

Base Salary and Bonus Target: In conjunction with his offer of employment with the Company, the Committee approved an annual base salary of $650,000 and a bonus target of 100% for Mr. Jorgensen. The Committee approved Mr. Jorgensen's base salary and total compensation based on his skills, his target total cash compensation at his former employer Levi Straus & Co. and to align his base salary and target total cash compensation with his internal peers.

Cash Bonus Award: Mr. Jorgensen's fiscal 2013 cash bonus award was $269,208, which corresponds to 71% of his target bonus opportunity (adjusted on a pro rata basis to reflect that Mr. Jorgensen joined the Company in September 2012). To determine Mr. Jorgensen's cash bonus award, the Committee took into account the Company's performance against our non-GAAP revenue and non-GAAP earnings per share targets, as well as an overall evaluation of Mr. Jorgensen's strategic and operational achievements. The achievements considered by the Committee included: enhanced focus on gross margin and cash flow, helping to manage our operating expenses and investor relations efforts.

New Hire Cash and Equity Awards: Upon joining the Company, Mr. Jorgensen was granted 200,000 time-based RSUs, of which 25% of the shares will vest on each of the 12, 24, 36 and 48-month anniversaries of the grant date. In addition, Mr. Jorgensen received a cash sign-on bonus of $350,000. The Committee approved this number of RSUs and the cash sign-on bonus to induce Mr. Jorgensen to accept the Company's offer of employment and offset compensation he forfeited when he left his prior company. Mr. Jorgensen will receive performance-based RSUs as a part of his fiscal 2014 annual equity award.

Mr. Söderlund

Mr. Söderlund serves as Executive Vice President, EA Games Label. In his role, he has responsibility for the product development and worldwide product management for all packaged goods and online offerings for the EA Games Label. Mr. Söderlund was promoted to this role in August 2011. Mr. Söderlund is located in Sweden and is paid in Swedish kronor.

Base Salary and Bonus Target: In the first quarter of fiscal 2012, the Committee increased Mr. Söderlund's base salary by 3% while his bonus target percentage remained unchanged at 75% of his annual base salary. The Committee made this decision after taking into consideration the scope of Mr. Söderlund's role and alignment with internal peers. The percentage increase in Mr. Söderlund's base salary was in line with other employees in Sweden.

Cash Bonus Awards: During fiscal 2013, the Committee approved a discretionary bonus payout of $250,000 paid in December 2012 to Mr. Söderlund, based on the successful launch, quality, and sales of the *Need for Speed: Most Wanted* title. At the end of the fiscal year, Mr. Söderlund was eligible for an annual cash bonus. However, prior to being awarded any further bonus, Mr. Söderlund requested that he not be awarded an annual cash bonus award due to the mixed financial and operational results of the EA Games Label in fiscal 2013; the Committee approved this request.

Equity Awards: In June 2012, Mr. Söderlund was granted performance-based RSUs with a target vesting of 75,000 shares and 75,000 time-based RSUs. In July 2012, Mr. Söderlund was granted an additional retention award of 225,000 time-based RSUs; this award was granted in July as it was approved by the Committee contingent on stockholder approval of an amendment to the 2000 Equity Incentive Plan at the 2012 Annual Meeting of Stockholders. Mr. Söderlund's time-based equity awards utilized both annual vesting over three years and long-term "cliff vesting" to deliver value in years one and two, while emphasizing retention through three years. As a result, approximately 73% of the target equity shares granted to Mr. Söderlund in fiscal 2013 will be eligible to vest in fiscal 2016.

Mr. Wilson

Mr. Wilson is Executive Vice President, EA SPORTS. In this role, Mr. Wilson has responsibility for the product development, worldwide product management and marketing for all packaged goods and online offerings for EA SPORTS. Mr. Wilson was promoted to this role in August 2011.

Base Salary and Bonus Target: In the first quarter of fiscal 2012, the Committee increased Mr. Wilson's base salary by 17% while his bonus target percentage remained unchanged at 75% of his annual base salary. Mr. Wilson's base salary was increased as a result of his performance, his increased responsibilities in leading EA SPORTS, and to better align his cash compensation with internal peers, and with the market.

Cash Bonus Award: During fiscal 2013, the Committee approved a discretionary bonus payment of $500,000 paid in December 2012 to Mr. Wilson, based on the successful launch, quality, and sales of both the *Madden NFL 13* and *FIFA 13* titles. At the end of the year, Mr. Wilson was awarded an annual cash bonus award of $327,488, which corresponds to 85% of his target bonus opportunity. To determine Mr. Wilson's fiscal 2013 bonus, the Committee took into account the Company's performance against our non-GAAP revenue and non-GAAP earnings per share targets, as well as an overall evaluation of Mr. Wilson's strategic and operational achievements. The achievements considered by the Committee included: EA SPORTS significantly exceeding its revenue and profitability targets for fiscal 2013, despite the cancellation of *NBA Live 13*, and the continued success of the FIFA, Madden and NHL franchises.

Equity Awards: In June 2012, Mr. Wilson was granted performance-based RSUs with a target vesting of 75,000 shares and 75,000 time-based RSUs. In July 2012, Mr. Wilson was granted an additional retention award of 225,000 time-based RSUs; this award was granted in July as it was approved by the Committee contingent upon stockholder approval of an amendment to the 2000 Equity Incentive Plan at the 2012 Annual Meeting of Stockholders. Mr. Wilson's time-based RSU awards utilized both annual vesting over three years and long-term "cliff vesting" to deliver value in years one and two, while emphasizing retention through three years. As a result, approximately 73% of the target equity granted to Mr. Wilson in fiscal 2013 will be eligible to vest in fiscal 2016.

Mr. Barker

Mr. Barker is our Senior Vice President, Chief Accounting Officer. From February through August 2012, Mr. Barker also assumed the role of Interim Chief Financial Officer.

Base Salary and Bonus Target: In the first quarter of fiscal 2013, while serving as the Interim Chief Financial Officer, the Committee temporarily increased Mr. Barker's base salary to $600,000, while his bonus target percentage remained unchanged at 60% of his annual base salary. In September, when Mr. Barker resumed his role as Chief Accounting Officer, his former base salary was restored with a 3% increase; the increase was in line with the base salary increases of other employees in the US.

Cash Bonus Award: Mr. Barker's fiscal 2013 cash bonus award was $206,228, which corresponds to 67% of his target bonus opportunity. To determine Mr. Barker's cash bonus, the Committee took into account the Company's performance against our non-GAAP revenue and non-GAAP earnings per share targets, as well as an overall evaluation of Mr. Barker's strategic and operational achievements. Some of Mr. Barker's achievements the Committee considered included Mr. Barker's assumption of the Chief Financial Officer's responsibilities for part of the fiscal year while also performing his role as the Company's Chief Accounting Officer, his support of our new Chief Financial Officer, and oversight of the Company's stock repurchase programs.

Equity Awards: In June 2012, the Committee granted Mr. Barker a fiscal 2013 annual equity award comprised of 37,500 time-based RSUs.

As a result of these decisions, Mr. Barker's fiscal 2013 compensation declined by 49% as compared to fiscal 2012.

Mr. Riccitiello

Mr. Riccitiello served as our CEO from April 2007 through March 2013. He resigned from his role as CEO and as a member of the Board, effective March 29, 2013.

Upon his resignation, we entered into a Separation Agreement with Mr. Riccitiello dated March 25, 2013, which has been filed as an exhibit to the Company's Form 10-K Annual Report for the fiscal year ended March 31, 2013 and the material terms of which were disclosed on the Form 8-K Current Report announcing Mr. Riccitiello's resignation filed on March 18, 2013. Mr. Riccitiello's severance package was approved by the Board after consultation with Compensia and Fenwick & West LLP, acting as legal counsel to the Board. The Board determined that the severance provided to Mr. Riccitiello contained terms aligned with market practice and was appropriate given his role in driving key strategic initiatives during his tenure, including the Company's digital revenue growth and transition to next-generation consoles. In this context, the Board recognized that Mr. Riccitiello's efforts have positioned the Company to take advantage of future opportunities beyond fiscal 2013 and therefore, agreed to modify certain of his equity awards to allow for continued vesting beyond his separation with the Company.

Mr. Riccitiello's severance package consists of the following elements:

- Two hundred percent (200%) of current base salary, payable in equal installments for a period of 24 months in accordance with the Company's standard payroll practices;
- A lump sum payment of $28,840, determined based on the expected cost of continued health benefits for Mr. Riccitiello and his dependents for 18 months under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;
- Continued vesting of his unvested stock options until November 30, 2013, as though he remained employed by the Company through such date. All of Mr. Riccitiello's vested options will remain exercisable until the later of (A) February 28, 2014 or (B) the date provided in the applicable stock option agreement. In accordance with SEC rules, $98,340, representing the incremental fair value of this modification for accounting purposes, is reported in the "Fiscal 2013 Summary Compensation Table";
- Continued vesting of all RSUs with time-based vesting that would vest on or before June 19, 2014 as though he remained employed by the Company through such date. In accordance with SEC rules, $4,097,345, representing the incremental fair value of this modification for accounting purposes, is reported in the "Fiscal 2013 Summary Compensation Table";
- All performance-based RSUs that are based on the Company's TSR relative to the companies in the Nasdaq-100 Index at the end of the applicable performance periods that would vest on or before June 19, 2014 will vest to the extent that the TSR performance metrics are attained for the relevant performance

measurement periods ending on or before June 19, 2014. In accordance with SEC rules, $2,531,670, representing the incremental fair value of this modification for accounting purposes, is reported in the "Fiscal 2013 Summary Compensation Table".

In exchange for these severance payments, Mr. Riccitiello agreed to release the Company from all claims (other than for his existing rights to indemnification as a director and officer of the Company) and certain other covenants, including confidentiality, non-solicitation, non-disparagement and consulting services. The cash and equity portion of the severance package will continue to be paid or become exercisable or vest over time, and his outstanding performance-based RSUs will continue to vest during the relevant periods, based solely on the performance of the Company.

Mr. Riccitiello's fiscal 2013 compensation (disregarding values reported in the "Fiscal 2013 Summary Compensation Table" for the relevant severance components discussed above) was $9,085,112 a decline of 3% from his fiscal 2012 compensation. The aggregate value reported in the "Fiscal 2013 Summary Compensation Table" for Mr. Riccitiello, including reportable severance components, was $15,841,307.

For Mr. Riccitiello there is significant difference in: (1) the values reported in the "Fiscal 2013 Summary Compensation Table" (the "Accounting Value"); and (2) the value of the compensation he actually received (the "Realized Value"). In fiscal 2011 and fiscal 2012, the primary differences in these values was largely attributed to the design of our equity programs and the Company's stock price performance. In fiscal 2013, an additional factor is the Accounting Value of Mr. Riccitiello's severance arrangement, including the incremental fair value of equity award modifications reportable for fiscal 2013 even though value from these awards will not be realized by Mr. Riccitiello until fiscal 2014 and fiscal 2015. Excluding the value reported in connection with the modification of Mr. Riccitiello's equity awards in fiscal 2013, in each of the prior three fiscal years, the Realized Value of Mr. Riccitiello's compensation was significantly less than the Accounting Value of his compensation.



CEO Total Compensation: Accounting Vs. Realized Value
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
$5,910,501
$4,549,061
$9,383,652
$6,890,433
$15,841,307
$4,988,781
FY 11 - Accounting
FY 11 - Realized
FY 12 - Accounting
FY 12 - Realized
FY 13 - Accounting
FY 13 - Realized
Base
Annual Bonus
Accounting Equity Value
Equity Value Realized (paid out)
All Other Compenstion
Severance Costs

Base Salary and Bonus Target: In the first quarter of fiscal 2013, the Board of Directors elected to increase Mr. Riccitiello's base salary by 17% while his bonus target percentage remained unchanged at 150% of his annual base salary. The Board took into account internal pay alignment with other NEOs and the resulting compensation took Mr. Riccitiello's fiscal 2013 base salary and target total cash compensation from below the 50th percentile of market to within our targeted range.

Cash Bonus Award: In fiscal 2013, the Board approved a formulaic bonus structure for Mr. Riccitiello; the structure included specific financial and operating objectives with a weighting and a range of performance outcomes for each objective. To further align Mr. Riccitiello's bonus with Company performance, the Board also provided that his potential bonus award would be adjusted based on the Company's TSR relative to companies in the NASDAQ-100, using the same percentage attainment levels as the performance-based RSU vesting scale, but with a minimum multiplier of 50% and a maximum multiplier of 150%.

The below table shows the objectives and weighting that were established for Mr. Riccitiello's fiscal 2013 bonus. Mr. Riccitiello resigned from the Company effective March 29, 2013 and therefore, did not receive a cash bonus for fiscal 2013.

	Weighting
Non-GAAP Earnings Per Share	**30%**
Non-GAAP Net Revenue	**20%**
Non-GAAP Digital Revenue	**15%**
Pop Cap Non-GAAP Revenue	**5%**
Pop Cap Profitability	**5%**
Individual Performance: Franchise Growth, Development of Intellectual Property, Organization Health, Digital Transformation, and Next-Generation Console Preparation	**25%**
Total	**100%**

Equity Awards: In June 2012, the Board of Directors granted Mr. Riccitiello performance-based RSUs with a target vesting of 125,000 shares and 125,000 time-based RSUs. In October 2012, the Board of Directors granted Mr. Riccitiello a supplemental performance-based RSU award with a target vesting of 300,000 shares. In making these awards, the Board evaluated multiple factors, including driving alignment with Company performance, retention, the impact of annual pro-rata and longer-term vesting, and the target value of the award. The cumulative value of the equity awards granted to Mr. Riccitiello in June 2012 and October 2012 was below the 50th percentile of the market. The full grant date fair value of these awards is included in the "Fiscal 2013 Summary Compensation Table"; however, the supplemental performance-based RSU award was cancelled in full upon Mr. Riccitiello's termination of employment, and the performance-based RSU and RSU awards granted in June 2012 were modified to allow for continued vesting only through June 19, 2014, in accordance with their terms and as if Mr. Riccitiello had remained employed by the Company through such date.

COMPENSATION PROGRAMS AND PLANS

Non-GAAP Financial Measures

The Company uses certain adjusted non-GAAP financial measures when establishing performance-based bonus and equity award targets, such as non-GAAP diluted earnings per share, non-GAAP net revenue, non-GAAP net income, non-GAAP profit before tax, and non-GAAP digital revenue. These non-GAAP financial measures exclude the following items (as applicable, in a given reporting period): acquisition-related expenses, changes in deferred net revenue (online-enabled games), losses (gains) on strategic investments, amortization of debt discount, restructuring charges, stock-based compensation and income tax adjustments, among others. In addition, for these purposes, we make further adjustments to our publicly disclosed non-GAAP measures to add back bonus expense.

Base Salary

A competitive base salary is a crucial component in providing an attractive total compensation package for our NEOs. The Committee initially sets each NEO's base salary at a level, which reflects the NEO's position, responsibilities and experience, as compared to similar executives at comparable companies. On an annual basis, the Committee reviews and approves any base salary adjustments, considering such factors as individual performance, pay relative to market, level of responsibilities, complexity of role, and internal compensation alignment.

As part of its May 2013 compensation review, the Committee approved the base salary increases ranging from approximately 2% to 5% for our current NEOs, other than Mr. Probst. Effective June 1, 2013, our NEO's salaries will be: Mr. Probst, $1,030,000; Mr. Gibeau $725,000; Mr. Jorgensen, $670,000; Mr. Söderlund $635,000; Mr. Wilson, $550,000; Mr. Barker $458,350. These increases were consistent with the compensation-setting process described above.

Bonus Funding

Cash bonus awards for our NEOs were funded under the Electronic Arts Inc. Executive Bonus Plan (the "Executive Bonus Plan"), based on the attainment of a pre-determined non-GAAP net-income performance measure (as described below under "Executive Bonus Plan"), and at the discretion of the Committee under the EA Bonus Plan.

Executive Bonus Plan

At the beginning of each fiscal year, the Committee designates which executive officers will participate in the Executive Bonus Plan; for fiscal 2013, each of our NEOs (excluding Mr. Probst) participated in this plan. Cash bonuses payable under the Executive Bonus Plan are intended to qualify as tax deductible "performance-based compensation" under Section 162(m) of the Internal Revenue Code. Funding for the Executive Bonus Plan is contingent upon the achievement of one or more pre-established Company financial performance measures. Based on our performance, a maximum bonus award is calculated for each NEO. The Committee may then exercise its discretion to reduce, but not increase, actual bonus awards based on discretionary factors such as the performance of the Company, the performance of each NEO's business unit (if applicable), and the NEO's individual performance.

In May 2012, the Committee set the fiscal 2013 performance measure for funding the Executive Bonus Plan. The maximum bonus funding for each participating NEO is the lower of: (1) 300% of the NEO's annual base salary and (2) 0.5% of non-GAAP net income for each NEO other than our CEO, for whom this maximum is 1% of non-GAAP net income. The Committee selected this funding metric because the level of profitability is a key business focus in any year. The Company reported non-GAAP net income of $264 million for fiscal 2013, which resulted in the maximum bonus award funding shown in the "Target and Actual Bonus Awards for Fiscal 2013 Named Executive Officers" table below. The Committee then exercised its discretion to reduce actual bonus awards to amounts they determined were appropriate based on the Company's overall actual financial performance, and the NEO's target bonus award and individual performance against strategic and operational objectives, as discussed above.

The Executive Bonus Plan was approved by the Company's stockholders in July 2012 and by its terms will terminate five years from the date of stockholder approval in accordance with the requirements of Section 162(m) of the Internal Revenue Code.

EA Bonus Plan

The EA Bonus Plan is a discretionary bonus program in which executive and non-executive employees of the Company may participate. Cash bonuses paid under the EA Bonus Plan do not qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code.

Awards under the EA Bonus Plan are discretionary and take into consideration the amount of overall funding approved by the Committee for the fiscal year, a discretionary allocation of bonus funding to an individual's business unit and an assessment of an individual's overall performance during the fiscal year. For fiscal 2013, 20% of the bonus pool funding was determined taking into consideration non-GAAP diluted earnings per share and non-GAAP net revenue targets and 80% of the bonus pool funding was determined on a discretionary basis considering the achievement of measurable business objectives including, but not limited to, profitability, non-GAAP net revenue and digital revenue, as well as individual contributions. For additional information regarding the specific items excluded from the non-GAAP financial measures used by the Company in fiscal 2013, see the Company's Form 8-K Current Report dated May 7, 2013 containing the press release announcing the Company's financial results for the fiscal year ended March 31, 2013.

The Committee approved funding for the EA Bonus Plan for fiscal 2013 at approximately 71% of the Company's aggregate employee bonus targets; this was largely due to the mixed financial performance of the Company. While the Company's non-GAAP digital revenue increased by 36%, our non-GAAP earning per share was slightly below fiscal 2012, and the Company missed the financial goals that we set at the beginning of the year. The funding also took into account some of our operational successes — among these were: the development of blockbuster titles such as *FIFA 13*, *Madden NFL 13*, and *Need for Speed: Most Wanted*; having two of the top five and five of the top 20 titles in North American and Europe (combined) on high-definition game platforms

(PC, Xbox 360 and PlayStation 3) for fiscal 2013; the Company's continued strength in mobile gaming with hits such as *The Simpsons Tapped Out* and *Real Racing 3*; continued strong growth in online-delivered content and services such as *FIFA* and *Madden Ultimate Team* and the *Battlefield 3 Premium* subscription service; and the ongoing preparation for the next-generation consoles.

During the fiscal year, the Committee awarded a discretionary bonus to Mr. Söderlund in recognition of the successful launch, quality, and sales of the *Need for Speed: Most Wanted* title and a discretionary bonus to Mr. Wilson in recognition of the successful launch, quality and sales of the *Madden NFL 13* and *FIFA 13* titles. The fiscal 2013 maximum, target and actual bonus award for each of our NEOs were as follows:

TARGET AND ACTUAL BONUS AWARDS FOR FISCAL 2013 NAMED EXECUTIVE OFFICERS*

	Maximum Annual Bonus Award	Target Annual Bonus Award	Annual Bonus Award	Annual Bonus as a % of Target	Supplemental Discretionary Bonus Award
Mr. Jorgensen	$1,320,000	$379,167	$269,208	71%	—
Mr. Gibeau**	$1,320,000	$696,667	—	—	—
Mr. Söderlund**	$1,320,000	$456,064	—	—	$259,050***
Mr. Wilson	$1,320,000	$384,375	$327,488	85%	$500,000
Mr. Barker	$1,320,000	$305,750	$206,228	67%	—

* Mr. Riccitiello resigned, effective March 29, 2013 and was not eligible to receive a fiscal 2013 bonus. Mr. Probst was appointed Executive Chairman on March 18, 2013, and was also not eligible to receive a bonus for fiscal 2013.

** Mr. Gibeau and Mr. Söderlund each requested not to receive an annual bonus award for fiscal 2013. The Committee approved both of these requests.

*** Mr. Söderlund was awarded a discretionary bonus of $250,000 in December 2012, payable in Swedish kronor at the time of payment. The value noted in the table above was converted to U.S. dollars based on the exchange rate as of the end of fiscal 2013, consistent with the value reported in the "Fiscal 2013 Summary Compensation Table".


Proxy Statement

Performance-Based RSU Program

In June 2011 and in June 2012, the Committee granted performance-based RSUs as part of the annual equity awards to those NEOs eligible at the time of grant. The actual number of performance-based RSUs earned will range from zero to 200% of the target award based on the Company's TSR relative to the performance of each of the companies in the NASDAQ-100 Index over one-year, two-year, and three-year measurement periods.

TSR is determined based on a 90-day trailing average of the closing stock prices of the NASDAQ-100 at the end of each measurement period as compared to the 90-day average of the closing stock prices of the NASDAQ-100 at the beginning of the measurement period. For performance-based RSUs granted in fiscal 2012, the beginning average price was calculated using the 90 days preceding the fiscal year. For performance-based RSUs granted in fiscal 2013, the beginning average price was calculated using the first 90 days of the fiscal year. The other material terms of the performance-based RSUs remained the same from fiscal 2012 to fiscal 2013. For each measurement period, the Company's TSR must be at the 60th percentile of the TSR of companies in the NASDAQ-100 in order for 100% of the target award to vest. This requires the Company to outperform more than half of companies in the NASDAQ-100 for the targeted number of shares to vest. If the Company's TSR is above or below the 60th percentile, the number of shares that vest will increase by 3% for each percentile above the 60th, or decrease by 2% for each percentile below the 60th.

In October of 2012, the Board granted Mr. Riccitiello a supplemental performance-based RSU award. The Company utilized the same design as the June 2012 performance-based RSU grants with the exception of using a single measurement period from August 1, 2012 through March 28, 2015. The Board made this change consistent with stockholder feedback requesting further alignment between Mr. Riccitiello's compensation and the long-term performance of the Company's stock. Mr. Riccitiello resigned from the Company effective March 29, 2013, and the award was cancelled in its entirety.

For fiscal 2014, the Company will continue to target the composition of our annual equity awards as 50% performance-based RSUs and 50% time-based RSUs to each of our NEOs at the level of Executive Vice President and above. The fiscal 2014 performance-based RSUs will utilize the same basic design as fiscal 2013, but with two changes. First, if the Company's TSR is negative during a measurement period, the maximum number of shares that can be earned during that measurement period will be capped at 100% of the target award (even if the Company's TSR is above the 60th percentile of the NASDAQ-100 for that measurement period). Second, if less than the target number of shares are earned during fiscal 2014 or the fiscal 2014 through fiscal 2015 measurement periods, up to the target number of shares from those periods can be earned based on the Company's improved cumulative TSR percentile versus the companies in the NASDAQ-100 in subsequent measurement periods, (*i.e.* fiscal 2014 through fiscal 2015 or fiscal 2014 through fiscal 2016).

Prior Performance-Based RSU Program

We have previously utilized performance-based equity to motivate management and reward increased profitability. Each of our NEOs (except Mr. Probst and Mr. Jorgensen) has an outstanding performance-based RSU award that was granted in fiscal 2009 or fiscal 2010. These performance-based RSUs may be earned based upon the Company's achievement of one of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing-four-quarter basis). These targets range from approximately two to three times the Company's non-GAAP net income for fiscal 2008 and can be earned through the performance period ending on June 30, 2013. To the extent that the Company does not achieve one or more of the non-GAAP net income targets, the portion of the award that would have been earned upon the achievement of the applicable target will be cancelled. At the time these performance-based RSUs were granted to our NEOs, we believed that achievement of the first adjusted non-GAAP net income target was probable. As of March 31, 2013, no shares of the fiscal 2009 or fiscal 2010 performance-based RSUs had been earned and during fiscal 2013, we determined that attainment of the minimum performance criteria for these awards to vest was improbable.

Benefits and Retirement Plans

We provide a comprehensive benefits package to all of our regular, full-time employees, including our NEOs, which includes medical, dental, prescription drug, vision care, disability insurance, life insurance, accidental death and dismemberment ("AD&D") insurance, a flexible spending plan, business travel accident insurance, a tax-qualified Section 401(k) savings plan or a comparable retirement savings plan in locations outside of the United States, an educational reimbursement program, an adoption assistance program, an employee assistance program, an employee stock purchase plan, certain paid holidays, personal time-off or comparable vacation benefits in accordance with local requirements, a monthly car allowance for employees in certain positions and locations, including Sweden where Mr. Söderlund resides, and a sabbatical program for regular full-time employees, who commenced employment with the Company prior to October 7, 2009. During fiscal 2013, Mr. Riccitiello and Mr. Wilson received a payout of $69,327 and $4,038 respectively, in accordance with the terms of the sabbatical program as they were unable to utilize their full sabbatical benefit within their sabbatical eligibility period. These benefits, and the levels provided, are consistent with those offered by similar-sized companies. We also maintain a nonqualified deferred compensation plan in which executive-level employees, including our NEOs and our directors, are eligible to participate. None of our NEOs participated in the deferred compensation plan during fiscal 2013.

Perquisites and Other Personal Benefits

We have consistently taken a conservative approach with respect to providing perquisites and other personal benefits to our NEOs. While our NEOs generally receive the same benefits that are available to our other regular, full-time employees, they also receive certain additional benefits, including access to a Company-paid physical examination program, and greater maximum benefit levels with respect to life insurance, AD&D, and long-term disability coverage. We consider these benefits to be standard components of a competitive executive compensation package. Company-reimbursed air and ground transportation is restricted to business travel.

Relocation Assistance

We provide relocation benefits to our executive officers, including our NEOs, in order to induce job candidates to accept job offers for certain open positions that are critical to the Company's business needs. These benefits may include household goods and car shipment, travel, temporary housing, car rental, storage, miscellaneous relocation allowance, home sale and purchase assistance, house-hunting trips, and tax protection to offset costs incurred by our executive officers as a result of these relocations. Relocation benefits provided to NEOs are reported in the "All Other Compensation" column of the "Fiscal 2013 Summary Compensation Table" below.

Post-Employment Arrangements

Change of Control Plan

Our executive officers, including our NEOs, are eligible to participate in the Electronic Arts Inc. Key Employee Continuity Plan, which is a "double-trigger" change of control plan. We believe it is important to offer our executive officers this type of severance benefit in order to attract executive talent by mitigating the harm that they would suffer if their employment is terminated by the Company for reasons beyond their control in conjunction with a change of control of the Company. This type of severance benefit also allows existing executive officers to focus on the Company's business without being distracted by concerns about their job security in the event of a change of control and acts as an additional incentive for our executive officers to comply with their post-termination covenants. The Electronic Arts Inc. Key Employee Continuity Plan provides for specified levels of cash severance, continued health benefits and accelerated vesting of certain outstanding equity awards in the event of a qualifying termination of employment in connection with a change of control of the Company, as described in more detail under "Potential Payments upon Termination or Change of Control" below.

The Board, based on a recommendation from the Committee, reviewed the Electronic Arts Inc. Key Continuity Plan, as amended, in November 2012 and approved an extension of the term of the plan for an additional five years.

Severance Plan

We maintain an ERISA-regulated severance plan (the "Severance Plan") that applies to (1) all of our U.S.-based employees whose jobs are terminated due to a reduction-in-force and (2) any other employee we select to participate in the plan upon his or her termination of employment. Under the Severance Plan, eligible employees may receive a cash severance payment equal to two weeks of pay with any additional payments to be determined solely at our discretion. In addition, under the Severance Plan, we will pay the premiums for continued health benefits, if such benefits are continued pursuant to COBRA, for a time period equal to the number of weeks of cash severance paid.

Any severance arrangements with our executive officers, including our NEOs, whether paid pursuant to the Severance Plan or otherwise, require the prior approval of the Committee. In the event of a change of control of the Company, the cash severance payment payable under the Severance Plan may be reduced, in whole or in part, by any amount paid under the Electronic Arts Inc. Key Employee Continuity Plan.

POLICIES AND PRACTICES

Stock Ownership Requirements

We maintain stock ownership requirements for all of our executive officers who are subject to Section 16 of the Securities Exchange Act of 1934, as amended. These ownership requirements range from one to six times an individual's annual base salary depending on his or her level within the Company. These requirements are phased in on the basis of the executive officer's tenure.

The Committee monitors these stock ownership requirements to ensure they continue to align the interests of our executive officers with those of our stockholders. As of March 31, 2013, each of our executive officers, including each of our NEOs, had either met his or her then-applicable stock ownership requirement or had not yet reached the date on which he or she is required to meet his or her ownership requirement.

We do not have a separate requirement that Section 16 officers hold shares of the Company's common stock for a specific period of time after an option exercise or vesting of RSUs.

Stock Trading and Anti-Hedging Policies

We maintain a policy designed to promote compliance by all of our employees with both federal and state insider trading laws. Under this policy, certain employees (including all of our executive officers) who regularly have access to material, non-public information about the Company are prohibited from buying or selling shares of the Company's common stock during periods when the Company's trading window is closed (unless such transactions are made pursuant to a pre-approved Exchange Act Rule 10b5-1 trading plan). When the trading window is open, these employees are prohibited from buying or selling shares of the Company's common stock while in possession of material, non-public information about the Company. During an open trading window, employees who are subject to the trading policy and are at the level of Vice President and above must request a trading clearance from our General Counsel prior to engaging in a trading transaction (unless such transaction is made pursuant to a pre-approved Exchange Act Rule 10b5-1 trading plan). In addition, our directors, executive officers, and other employees may not engage in short sales of shares of the Company's common stock under any circumstances, including trading in puts and calls that increase in value from a decline in the trading price of our stock.

Equity Awards Grant Practices

Equity awards granted to executive officers during fiscal 2013 were approved by the Committee in advance of the grant date and were generally made on the 16th of the month in which they were granted (or on the next NASDAQ trading day thereafter if the 16th of the month fell on a Saturday, Sunday, or holiday). In addition, the Committee granted additional shares on July 27, 2012 that were approved contingent upon shareholder approval of an amendment to the 2000 Equity Incentive Plan at the Annual Meeting of Stockholders in July 2012. The Committee has delegated authority for determining and approving equity grants for senior executives (other than executive officers), vice presidents and other non-executive employees, with pre-defined size limits and vesting schedules, to a committee consisting of our CEO and Chief Talent Officer that reports on their activities to the Committee on at least an annual basis.

Compensation Recovery

In July 2009, the Committee adopted a compensation recovery provision to be included in all equity award agreements on a prospective basis. If an employee engages in fraud or other misconduct that contributes to an obligation to restate the Company's financial statements, this provision allows the Committee to terminate the equity award and recapture any equity award proceeds received by the employee within the 12-month period following the public issuance or filing of the financial statements required to be restated.

Section 162(m)

When making compensation decisions for our NEOs, the Committee considers if the compensation arrangements are tax deductible under Section 162(m) of the Internal Revenue Code. However, tax deductibility is not the primary factor in determining appropriate levels or modes of compensation. Since corporate objectives may not always be consistent with the requirements for tax deductibility, we may, if consistent with our compensation philosophy, enter into compensation arrangements under which payments are not fully deductible under Section 162(m).

Accounting for Stock-Based Compensation

We account for our stock-based compensation awards in accordance with applicable accounting standards. The comparable compensation expense of RSUs and stock options has removed a financial reporting disincentive to use RSUs that existed before we began expensing stock options under the current accounting standard. As such, we use RSUs for all employee groups, including our NEOs.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The following Compensation Committee Report on Executive Compensation shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that EA specifically incorporates it by reference into a filing.

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on its review and discussions with management, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMMITTEE MEMBERS

Jay C. Hoag (Chair)

Vivek Paul

Proxy Statement

FISCAL 2013 SUMMARY COMPENSATION TABLE

The following table shows information concerning the compensation earned by or awarded to our Executive Chairman, our Chief Financial Officer, our next three most highly compensated executive officers, our former Interim Chief Financial Officer, and our former Chief Executive Officer for fiscal 2013 and, where applicable, fiscal 2012 and 2011. For purposes of the compensation tables that follow, we refer to these individuals collectively as the "Named Executive Officers" or "NEOs".

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
LAWRENCE F. PROBST III ... Executive Chairman	2013	39,615[5]	—	—	—	—	—	39,615
BLAKE J. JORGENSEN .... Executive Vice President and Chief Financial Officer	2013	362,500	350,000[6]	2,842,000[7]	—	269,208	657	3,824,365
FRANK D. GIBEAU .... President, EA Labels	2013	694,923	—	5,609,000[8][9]	—	—	8,787	6,312,710
	2012	624,577	—	8,277,500	—	775,000	13,614	9,690,691
	2011	591,538	—	2,308,800	—	1,180,000	12,321	4,092,659
PATRICK SÖDERLUND[10] .... Executive Vice President EA Games	2013	584,583		4,283,250[8][11]	—	259,050	67,154	5,194,037
ANDREW WILSON .... Executive Vice President EA Sports	2013	510,865		4,283,250[8][12]	—	827,488	10,373	5,631,976
KENNETH A. BARKER .... Senior Vice President, Chief Accounting Officer and Former Interim Chief Financial Officer	2013	510,288	—	466,125[13]	—	206,228	8,825	1,191,466
	2012	426,945	—	1,551,550	—	355,000	14,221	2,347,716
JOHN S. RICCITIELLO[14] ..... Former Chief Executive Officer	2013	1,021,538	—	14,523,015[15]	98,340[16]	—	198,414	15,841,307
	2012	865,538	—	7,015,000	—	1,500,525	2,589	9,383,652
	2011	800,000	—	3,508,000	—	1,600,000	2,501	5,910,501

(1) Represents the aggregate grant date and, where applicable, incremental fair value of RSUs with time-based and, where applicable, performance-based vesting granted or modified in those years. Grant date fair value is determined for financial statement reporting purposes and the amounts shown do not reflect the actual value realized by the recipient. For RSUs with time-based vesting, grant date fair value is calculated using the closing price of our common stock on the grant date. Refer to footnote 8 below for a discussion of the fair value calculation for RSUs with performance-based vesting. For additional information regarding the valuation methodology for RSUs, see Note 14, "Stock-Based Compensation and Employee Benefit Plans", to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013. For additional information regarding the specific terms of the RSUs with time-based vesting granted to our NEOs in fiscal 2013, see the "Fiscal 2013 Grants of Plan-Based Awards Table" below.

(2) Represents the grant date fair value of stock options granted or modified in those years. For additional information on the valuation methodology and assumptions used to calculate the fair value of stock options, see Note 14, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

(3) Represents amounts awarded under the Electronic Arts Inc. Executive Bonus Plan ("Executive Bonus Plan") for fiscal 2013 for Messrs. Jorgensen, Wilson, and Barker and a discretionary cash bonus awarded under the EA Bonus Plan to Messrs. Söderlund and Wilson in recognition of certain achievements, as discussed in the "Compensation Discussion and Analysis" above. For additional information about the bonuses paid to our NEOs in fiscal 2013, see "Executive Bonus Plan" and "EA Bonus Plan" in the "Compensation Discussion and Analysis" above. In fiscal 2012, bonus amounts for Messrs. Riccitiello and Gibeau were awarded under the Executive Bonus Plan and the amount awarded to Mr. Barker was awarded under the EA Bonus Plan. In fiscal 2011, bonus amounts for Messrs. Riccitiello and Gibeau were awarded under the Executive Bonus Plan.

(4)

All Other Compensation Table

Name	Fiscal Year	Basic Group Term Life, AD&D and Disability Premiums ($)	Retirement Benefits ($)[(A)]	Tax Gross-up ($)	Other ($)	Total ($)
LAWRENCE F. PROBST III	2013	—	—	—	—	—
BLAKE J. JORGENSEN	2013	657	—	—	—	657
FRANK D. GIBEAU	2013	1,287	7,500	—	—	8,787
	2012	1,261	11,025	1,328	—	13,614
	2011	1,296	11,025	—	—	12,321
PATRICK SÖDERLUND	2013	—	37,779	—	29,375[(B)]	67,154
ANDREW WILSON	2013	1,287	5,048	—	4,038[(C)]	10,373
KENNETH A. BARKER	2013	1,176	7,500	149[(D)]	—	8,825
	2012	1,868	11,025	1,328	—	14,221
JOHN S. RICCITIELLO	2013	1,287	—	70[(D)]	197,057[(E)]	198,414
	2012	1,261	—	1,328	—	2,589
	2011	2,501	—	—	—	2,501

(A) Amounts shown for Messrs. Gibeau, Wilson and Barker reflect Company-matching 401(k) contributions for fiscal years 2011, 2012 and 2013, as applicable, that were paid during each subsequent fiscal year. The amount shown for Mr. Söderlund reflects Company contributions during fiscal 2013 to a pension plan with a defined contribution component in which all employees in Sweden are eligible to participate. Life and disability insurance coverage are also included in Mr. Söderlund's pension arrangement.

(B) Includes car allowance, private medical premiums and vacation benefits paid during fiscal 2013.

(C) Represents the amount paid to Mr. Wilson upon expiration of his sabbatical benefit eligibility.

(D) Represents a tax gross up available to all employees who utilize EA's discount video game purchase and/or reimbursement program.

(E) Includes amounts paid to Mr. Riccitiello upon expiration of his sabbatical benefit eligibility ($69,327), payment of accrued paid time off ($98,890), and a lump sum payment based on the value of continued health coverage under COBRA for 18 months in connection with his termination of employment ($28,840).

(5) Represents two weeks of salary paid to Mr. Probst for fiscal 2013, following his appointment as Executive Chairman, effective March 18, 2013. He was not awarded a stock grant upon his appointment as Executive Chairman.

(6) Represents a sign-on bonus paid to Mr. Jorgensen at the time of hire.

(7) Represents the aggregate grant date fair value of 200,000 RSUs with time-based vesting granted to Mr. Jorgensen in fiscal 2013 of $2,842,000.

(8) Includes the aggregate grant date fair value of RSUs with performance-based vesting granted in those years. Grant date fair value is determined for financial statement reporting purposes and the amounts shown do not reflect the actual value that can be realized by the recipient upon vesting of awards. For RSUs with performance-based vesting, the grant date fair value is based on the probable outcome of the performance condition on the date of grant. For additional information regarding the valuation methodology for RSUs, see Note 14, "Stock-Based Compensation and Employee Benefit Plans", to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013. The performance-based RSUs granted to our NEOs in fiscal 2013 are referred to as "Market-Based Restricted Stock Units" in Note 14. For additional information regarding the specific terms of the RSUs with performance-based vesting granted to our NEOs in fiscal 2013, see the discussion of "Performance-Based RSU Program" in the "Compensation Discussion & Analysis" above and the "Fiscal 2013 Grants of Plan-Based Awards Table" below.

(9) Represents the aggregate grant date fair value of 400,000 RSUs with time-based vesting granted to Mr. Gibeau in fiscal 2013 of $4,564,000 and the grant date fair value of the target payout of 100,000 RSUs with performance-based vesting granted to Mr. Gibeau in fiscal 2013 of $1,045,000, based on the probable outcome of the performance conditions. The actual vesting of the performance-based RSUs will be between zero and 200% of the target number of RSUs. The value of the performance-based RSUs on the date of grant assuming the highest level of performance conditions will be achieved is $2,486,000, which is based on the maximum vesting of 200,000 RSUs multiplied by the closing price of our stock on the date of grant of $12.43.

(10) Mr. Söderlund was on payroll in Stockholm, Sweden for fiscal 2013 and was paid in Swedish kronor. The cash amounts reflected in the "Fiscal 2013 Summary Compensation Table" above (other than equity awards) were converted to U.S. dollars based on the exchange rate as of the end of the fiscal year.

[11] Represents the aggregate grant date fair value of 300,000 RSUs with time-based vesting granted to Mr. Söderlund in fiscal 2013 of $3,499,500 and the grant date fair value of the target payout of 75,000 RSUs with performance-based vesting granted to Mr. Söderlund in fiscal 2013 of $783,750, based on the probable outcome of the performance conditions. The actual vesting of the performance-based RSUs will be between zero and 200% of the target number of performance-based RSUs. The value of the performance-based RSUs on the date of grant assuming the highest level of performance conditions will be achieved is $1,864,500, which is based on the maximum vesting of 150,000 RSUs multiplied by the closing price of our stock on the date of grant of $12.43.

[12] Represents the aggregate grant date fair value of 300,000 RSUs with time-based vesting granted to Mr. Wilson in fiscal 2013 of $3,499,500 and the grant date fair value of the target payout of 75,000 RSUs with performance-based vesting granted to Mr. Wilson in fiscal 2013 of $783,750, based on the probable outcome of the performance conditions. The actual vesting of the performance-based RSUs will be between zero and 200% of the target number of performance-based RSUs. The value of the performance-based RSUs on the date of grant assuming the highest level of performance conditions will be achieved is $1,864,500, which is based on the maximum vesting of 150,000 RSUs multiplied by the closing price of our stock on the date of grant of $12.43.

[13] Represents the aggregate grant date fair value of 37,500 RSUs with time-based vesting granted to Mr. Barker in fiscal 2013 of $466,125.

[14] Mr. Riccitiello resigned as EA's Chief Executive Officer, effective March 29, 2013 and entered into a Separation Agreement with EA dated March 25, 2013. For additional information regarding the specific terms of the Separation Agreement, see "Individual NEO Compensation" in the "Compensation Discussion and Analysis" above.

[15] Represents the aggregate grant date fair value of: (a) 125,000 RSUs with time-based vesting granted to Mr. Riccitiello in fiscal 2013 of $1,553,750; (b) the grant date fair value of the target payout of 425,000 RSUs with performance-based vesting granted to Mr. Riccitiello in fiscal 2013 of $6,340,250, based on the probable outcome of the performance conditions; (c) the incremental fair value of 233,334 outstanding RSUs with time-based vesting that were modified in connection Mr. Riccitiello's termination of employment to allow for continued vesting through June 19, 2014 of $4,097,345; and (d) the incremental fair value of 166,667 outstanding RSUs with performance-based vesting that were modified in connection Mr. Riccitiello's termination of employment to allow for continued vesting through June 19, 2014 of $2,531,670. RSUs with performance-based vesting will vest solely to the extent the performance metrics are achieved for the applicable measurement periods ending on or before June 19, 2014. The actual vesting of the performance-based RSUs will be between zero and 200% of the target number of RSUs for each measurement period. The value of the performance-based RSUs on the date of grant assuming the highest level of performance conditions will be achieved is $11,495,500, which is based on the maximum vesting of 250,000 RSUs multiplied by the closing price of our stock on the date of grant of $12.43 and 600,000 RSU multiplied by the closing price of our stock on the date of grant of $13.98. The value of the performance-based RSUs on the effective date of the modification assuming the highest level of performance conditions will be achieved is $5,853,345, which is based on the maximum vesting of 333,334 RSUs multiplied by the closing price of our stock on the effective date of modification of $17.56.

[16] Represents the incremental fair value of 22,240 stock options with time-based vesting that were modified in connection Mr. Riccitiello's termination of employment to allow for continued vesting through November 30, 2013.

FISCAL 2013 GRANTS OF PLAN-BASED AWARDS TABLE

The following table shows information regarding non-equity incentive and equity plan-based awards granted to the Named Executive Officers during fiscal 2013.

Name	Grant Date[1]	Approval Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]		Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
			Target ($)	Maximum ($)	Target (#)	Maximum (#)				
Lawrence F. Probst III	—	—	—	—	—	—	—	—	—	—
Blake J. Jorgensen										
Annual Bonus Opportunity	—	—	379,167	1,320,000	—	—	—	—	—	—
RSUs (new-hire award)	9/17/2012	9/13/2012	—	—	—	—	200,000[7]			2,842,000
Frank D. Gibeau										
Annual Bonus Opportunity	—	—	696,667	1,320,000	—	—	—	—	—	—
PRSUs	6/18/2012	5/15/2012	—	—	100,000	200,000	—	—	—	1,045,000
RSUs	7/27/2012	5/29/2012	—	—	—	—	100,000[8]	—	—	1,141,000
RSUs	7/27/2012	5/29/2012	—	—	—	—	300,000[9]	—	—	3,423,000
Patrick Söderlund										
Annual Bonus Opportunity	—	—	456,064	1,320,000	—	—	—	—	—	—
PRSUs	6/18/2012	5/15/2012	—	—	75,000	150,000[3]	—	—	—	783,750
RSUs	6/18/2012	5/15/2012	—	—	—	—	75,000[10]	—	—	932,250
RSUs	7/27/2012	5/29/2012	—	—	—	—	225,000[9]	—	—	2,567,250
Andrew Wilson										
Annual Bonus Opportunity	—	—	384,375	1,320,000	—	—	—	—	—	—
PRSUs	6/18/2012	5/15/2012	—	—	75,000	150,000[3]	—	—	—	783,750
RSUs	6/18/2012	5/15/2012	—	—	—	—	75,000[10]	—	—	932,250
RSUs	7/27/2012	5/29/2012	—	—	—	—	225,000[9]	—	—	2,567,250
Kenneth A. Barker										
Annual Bonus Opportunity	—	—	305,750	1,320,000	—	—	—	—	—	—
RSUs	6/18/2012	5/15/2012	—	—	—	—	37,500[10]	—	—	466,125
John S. Riccitiello										
Annual Bonus Opportunity	—	—	—	—	—	—	—	—	—	—
PRSUs	6/18/2012	6/7/2012	—	—	125,000[3]	250,000[3]	—	—	—	1,306,250
RSUs	6/18/2012	6/7/2012	—	—	—	—	125,000[10]	—	—	1,553,750
PRSUs (cancelled)	10/16/2012	9/25/2012	—	—	300,000[11]	600,000[11]	—	—	—	5,034,000
Modification of Options	3/25/2013	3/25/2013	—	—	—	—	—	22,240[12]	18.85	98,340[13]
Modification of RSUs	3/25/2013	3/25/2013	—	—	—	—	233,334[14]	—	—	4,097,345[15]
Modification of PRSUs	3/25/2013	3/25/2013	—	—	166,667[16]	333,334[16]	—	—	—	2,531,670[17]

(1) Each grant was approved on the approval date indicated above by our Compensation Committee or the Board, where applicable, for grant on the specific grant date indicated above. For more information regarding our grant date policy, see "Equity Awards Grant Practices" in the "Compensation Discussion and Analysis" above.

(2) The amounts shown represent the target and maximum amount of potential cash bonus plan awards provided for under the Electronic Arts Executive Bonus Plan for Messrs. Jorgensen, Gibeau, Söderlund, Wilson and Barker. The target amounts are pre-established as a percentage of salary and the maximum amounts represent the greatest payout that could have been made if the pre-established performance level was met or exceeded. For more information regarding the bonuses paid to our NEOs in fiscal 2013 and an explanation of the amount of salary and bonus in proportion to total compensation, see the sections titled "Compensation Principles and Structure", "Individual NEO Compensation", and "Executive Bonus Plan" in the "Compensation Discussion and Analysis" above.

(3) Represents awards of RSUs with performance-based vesting granted under our 2000 Equity Incentive Plan. The performance-based RSUs granted to our NEOs in fiscal 2013 are referred to as "Market-Based Restricted Stock Units" in Note 14, "Stock-Based Compensation and Employee Benefit Plans", to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013. The number of RSUs that vest will be based on EA's total stockholder return ("TSR") relative to the performance of those companies in the NASDAQ-100 Index on April 1, 2012 (the "NASDAQ-100"). The TSR for the Company and the NASDAQ 100 will be measured over a three year performance period covering fiscal years 2013 through 2015, with one year (fiscal 2013), two year (fiscal 2013 and 2014) and three year (fiscal 2013, 2014 and 2015) TSR measurement periods. The TSR for each measurement period will be calculated using a 90-day trailing average of the closing stock prices of the NASDAQ-100 at the end of each measurement period as compared to the 90-day average of the

closing stock prices of the NASDAQ-100 for the first 90 days of the measurement period. The actual number of shares that vest will be determined by the Compensation Committee based on the relative TSR for each measurement period and will range from zero to 200% of the target amount. In order to vest in 100% of the target number of performance-based RSUs, the Company's TSR needs to be at the 60th percentile of the TSR of the NASDAQ-100. Upon vesting, each restricted stock unit automatically converts into one share of EA common stock. The RSUs are not entitled to receive dividends, if any, paid by EA on its common stock.

(4) Represents awards of RSUs with time-based vesting granted under our 2000 Equity Incentive Plan. Upon vesting, each restricted stock unit automatically converts into one share of EA common stock. The RSUs are not entitled to receive dividends, if any, paid by EA on its common stock.

(5) The exercise price of all stock options was 100% of the fair market value on the date of grant (based on the closing price of our common stock on the NASDAQ Stock Market on the date of grant).

(6) For grants of RSUs with time-based vesting, represents the aggregate grant date fair value of RSUs calculated using the closing price of our common stock on the date of grant. For grants of RSUs with performance-based vesting, represents the aggregate grant date fair value of the award based on the probable outcome of the performance condition on the date of grant. For stock options, represents incremental fair value of stock options modified in fiscal 2013. Grant date fair value is determined for financial statement reporting purposes and the amounts shown do not reflect actual value realized by the recipient. For a more detailed discussion of the valuation methodology and assumptions used to calculate fair value, see Note 14, "Stock-Based Compensation and Employee Benefit Plans", to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013. For additional information regarding the specific terms of the RSUs with performance-based vesting granted to our NEOs in fiscal 2013, see the discussion of "Performance-Based RSU Program" in the "Compensation Discussion and Analysis" above.

(7) RSUs vest as to one-fourth 12 months from the grant date, then vest as to an additional one-fourth 24 months from the grant date, an additional one- fourth 36 months from the grant date and the remaining one-fourth 48 months from the grant date.

(8) RSUs vest as to one-third of the units on May 18, 2013, May 18, 2014, and May 18, 2015.

(9) RSUs vest as to 100% of the shares granted on May 18, 2015.

(10) RSUs vest as to one-third of the units 11 months from the grant date, then vest as to an additional one-third 23 months from the grant date and the remaining one-third 35 months from the grant date.

(11) Mr. Riccitiello resigned effective March 29, 2013, and this RSU award with performance-based vesting was cancelled in entirety on that date. For additional details regarding the specific terms of this award granted to Mr. Riccitiello in fiscal 2013, see the discussion of "Supplemental CEO Performance-Based RSU Award" in the "Compensation Discussion and Analysis" above.

(12) Represents stock options granted to Mr. Riccitiello in fiscal 2010 under our 2000 Equity Incentive Plan that were unvested at the time of his termination of employment. The vesting terms of these stock options were modified pursuant to the terms of the Separation Agreement with Mr. Riccitiello dated March 25, 2013 to allow for continued vesting through November 30, 2013.

(13) Represents the incremental fair value of the modification to the stock option vesting terms described in footnote 12 above. For additional information about the modification of the vesting terms of Mr. Riccitiello's stock options, see " Individual NEO Compensation" in the "Compensation Discussion and Analysis" above.

(14) Represents the aggregate number of RSUs with time-based vesting granted to Mr. Riccitiello in fiscal 2011, 2012 and 2013 that were unvested at the time of his termination of employment and scheduled to vest before June 19, 2014. The vesting terms of these RSUs were modified pursuant to the terms of the Separation Agreement with Mr. Riccitiello to allow for continued vesting through June 19, 2014. As a result of the modification to the vesting terms, 41,667 RSUs are expected to vest on May 16, 2013, 108,333 RSUs are expected to vest on May 18, 2013, 41,667 RSUs are expected to vest on May 16, 2014, and 41,667 RSUs are expected to vest on May 18, 2014, for an aggregate total of 233,334 RSUs that otherwise would have cancelled upon termination of employment.

(15) Represents the incremental fair value of the modification to the RSUs with time-based vesting described in footnote 14 above. For additional information about the modification of the vesting terms of Mr. Riccitiello's RSUs, see "Individual NEO Compensation" in the "Compensation Discussion and Analysis" above.

(16) Represents the aggregate number of RSUs with performance-based vesting granted to Mr. Riccitiello in fiscal 2012 and 2013 that were unvested at the time of his termination of employment and subject to one or more performance measurement periods ending prior to June 19, 2014. The vesting terms of these RSUs were modified pursuant to the terms of the Separation Agreement with Mr. Riccitiello to allow for continued vesting through June 19, 2014, solely to the extent the performance metrics are achieved for the applicable measurement periods. The actual vesting of the performance-based RSUs modified pursuant to the terms of the Separation Agreement will be between zero and 200% of the target number of RSUs. For additional information about the vesting terms of Mr. Riccitiello's RSUs with performance-based vesting, see "Individual NEO Compensation" in the "Compensation Discussion and Analysis" above.

(17) Represents the incremental fair value of the modification to the RSUs with performance-based vesting described in footnote 16 above. For additional information about the modification of the vesting terms of Mr. Riccitiello's RSUs with performance-based vesting, see "Individual NEO Compensation" in the "Compensation Discussion and Analysis" above.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following tables show information regarding outstanding stock options and outstanding RSUs held by the Named Executive Officers as of the end of fiscal 2013.

All stock options and RSUs were granted pursuant to EA's 2000 Equity Incentive Plan. The market value of the unvested time-based and performance-based RSU awards is determined by multiplying the number of unvested RSUs by $17.70, the price of the Company's common stock on March 29, 2013, the last business day of fiscal 2013. For the RSU awards subject to performance-based vesting conditions as described in the footnotes to the Outstanding Stock Awards table below, the number of shares and their value assumes the achievement of target performance goals.

	Outstanding Option Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Lawrence F. Probst III[1]	—	—	—	—	—
Blake J. Jorgensen	—	—	—	—	—
Frank D. Gibeau	10/24/2003	60,000	—	48.79	10/24/2013
	9/2/2005	100,000	—	57.42	9/2/2015
	3/1/2006	35,000	—	52.03	3/1/2016
	8/16/2006	70,000	—	51.64	8/16/2016
	6/18/2007	35,000	—	49.71	6/18/2017
	8/16/2007	100,000	—	50.80	8/16/2017
	12/16/2008	200,000	—	16.06	12/16/2018
Patrick Söderlund	12/16/2008	70,000	—	16.06	12/16/2018
	8/17/2009	60,200	9,800[2]	19.57	8/17/2019
Andrew Wilson	12/16/2008	10,000	—	16.06	12/16/2018
	6/16/2009	30,000	—	20.80	6/16/2019
Kenneth A. Barker	12/16/2008	50,000	—	16.06	12/16/2018
John S. Riccitiello	5/10/2007	850,000	—	49.90	5/10/2017
	9/16/2009	116,760	22,240[3]	18.85	9/16/2016

[1] Mr. Probst has no outstanding option awards granted to him as Executive Chairman. Mr. Probst was previously employed by the Company from 1984 to September 2008, and served as our Chief Executive Officer from May 1991 until April 2007. He has outstanding option awards from his prior role as Chief Executive Officer that were granted to him from 2003 to 2006, and outstanding option awards granted to him as a director of the Company from 2008 and 2009.

[2] Time-based stock options that vest as to 24% of the options on the first day of the month that includes the first anniversary of the grant date, then vest as to an additional 2% of the options on the first day of each month thereafter for the next 38 months.

[3] Time-based stock options that vest as to 24% of the options on the first day of the month that includes the first anniversary of the grant date, then vest as to an additional 2% of the options on the first day of each month thereafter for the next 38 months. Pursuant to the terms of the Separation Agreement with Mr. Riccitiello dated March 25, 2013; these options will continue to vest through November 30, 2013.

Name	Grant Date	Outstanding Stock Awards: Time-Based Vesting Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Performance-Based Vesting Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Lawrence F. Probst[(1)]	—	—	—	—	—
Blake J. Jorgensen	9/17/2012	200,000[(2)]	3,540,000	—	—
Frank D. Gibeau	5/16/2008	—	—	125,000[(3)]	2,212,500
	6/16/2011	—	—	66,667[(4)]	1,180,006
	6/18/2012	—	—	100,000[(5)]	1,770,000
	5/17/2010	43,334[(6)]	767,012	—	—
	6/16/2011	66,667[(7)]	1,180,006	—	—
	2/16/2012	75,000[(8)]	1,327,500	—	—
	7/27/2012	300,000[(9)]	5,310,000	—	—
	7/27/2012	100,000[(10)]	1,770,000	—	—
Patrick Söderlund	5/16/2008	—	—	60,000[(3)]	1,062,000
	6/16/2011	—	—	50,000[(4)]	885,000
	6/18/2012	—	—	75,000[(5)]	1,327,500
	8/17/2009	5,775[(2)]	102,218	—	—
	5/17/2010	30,000[(6)]	531,000	—	—
	12/16/2010	16,667[(6)]	295,006	—	—
	6/16/2011	50,000[(7)]	885,000	—	—
	2/16/2012	50,000[(6)]	885,000	—	—
	6/18/2012	75,000[(8)]	1,327,500	—	—
	7/27/2012	225,000[(9)]	3,982,500	—	—
Andrew Wilson	9/16/2009	—	—	20,000[(3)]	354,000
	6/18/2012	—	—	75,000[(5)]	1,327,500
	5/17/2010	23,334[(6)]	413,012	—	—
	6/16/2011	66,667[(7)]	1,180,006	—	—
	2/16/2012	50,000[(8)]	885,000	—	—
	6/18/2012	75,000[(7)]	1,327,500	—	—
	7/27/2012	225,000[(9)]	3,982,500	—	—
Kenneth A. Barker	5/16/2008	—	—	50,000[(3)]	885,000
	5/17/2010	13,334[(6)]	236,012	—	—
	6/16/2011	25,000[(7)]	442,500	—	—
	2/16/2012	20,000[(8)]	354,000	—	—
	6/18/2012	37,500[(7)]	663,750	—	—
John S. Riccitiello	5/16/2008	—	—	200,000[(3)]	3,540,000
	6/16/2011	—	—	83,333[(4)(11)]	1,474,994
	6/18/2012	—	—	83,333[(5)(11)]	1,474,994
	5/18/2010	66,667[(6)(12)]	1,180,006	—	—
	6/16/2011	83,334[(7)(12)]	1,475,012	—	—
	6/18/2012	83,333[(7)(12)]	1,474,994	—	—

(1) Mr. Probst was granted 10,000 RSUs on July 26, 2012 for his services as a director for fiscal 2013, as reported in the "Stock Awards" column of the "Fiscal 2013 Director Compensation Table" above. These RSUs will vest in their entirety on July 26, 2013.

(2) Time-based RSUs with one-fourth of the units vesting on each of the first four anniversaries of the grant date.

(3) Represents RSUs with performance-based vesting at the threshold target achievement level of one-third of the RSU award granted. The awards may vest in three equal amounts with the vesting of each amount contingent upon EA's achievement of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing four-quarter basis). On the grant date, we assumed that one-third of the awards would vest based upon achievement of the first non-GAAP net income target. During the fiscal year ended March 31, 2013, we determined that the performance criteria for these awards was improbable of achievement. For additional information, see Note 14,

"Stock-Based Compensation and Employee Benefit Plans", to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

(4) Represents RSUs with performance-based vesting at the target achievement level. The performance-based RSUs granted to our NEOs in fiscal 2012 are referred to as "Market-Based Restricted Stock Units" in Note 14, "Stock-Based Compensation and Employee Benefit Plans", to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013. The number of RSUs that vest will be based on EA's total stockholder return ("TSR") relative to the performance of those companies in the NASDAQ-100 Index on April 3, 2011 (the "NASDAQ-100"). The TSR for the Company and the NASDAQ 100 will be measured over a three-year performance period covering fiscal years 2012 through 2014 with one year (fiscal 2012), two year (fiscal 2012 and 2013) and three year (fiscal 2012, 2013 and 2014) TSR measurement periods. The TSR for each measurement period will be calculated using a 90-day trailing average of the closing stock prices of the NASDAQ-100 at the end of each measurement period as compared to the 90-day trailing average of the closing stock prices of the NASDAQ-100 at the beginning of the measurement period. The actual number of shares that vest will be determined by the Compensation Committee based on the relative TSR for each measurement period and will range from zero to 200% of the target amount. In order to vest in 100% of the target number of performance-based RSUs, the Company's TSR needs to be at the 60th percentile of the TSR of the NASDAQ-100. In order to vest in 200% of the target number of performance-based RSUs, the Company's TSR needs to be at or above the 94th percentile of the TSR of the NASDAQ-100.

(5) Represents RSUs with performance-based vesting at the target achievement level. The performance-based RSUs granted to our NEOs in fiscal 2013 are referred to as "Market-Based Restricted Stock Units" in Note 14, "Stock-Based Compensation and Employee Benefit Plans", to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013. The number of RSUs that vest will be based on EA's total stockholder return ("TSR") relative to the performance of those companies in the NASDAQ-100 Index on April 1, 2012 (the "NASDAQ-100"). The TSR for the Company and the NASDAQ 100 will be measured over a three-year performance period covering fiscal years 2013 through 2015, with one year (fiscal 2013), two year (fiscal 2013 and 2014) and three year (fiscal 2013, 2014 and 2015) TSR measurement periods. The TSR for each measurement period will be calculated using a 90-day trailing average of the closing stock prices of the NASDAQ-100 at the end of each measurement period as compared to the 90-day trailing average of the closing stock prices of the NASDAQ-100 for the first 90 days of the measurement period. The actual number of shares that vest will be determined by the Compensation Committee based on the relative TSR for each measurement period and will range from zero to 200% of the target amount. In order to vest in 100% of the target number of performance-based RSUs, the Company's TSR needs to be at the 60th percentile of the TSR of the NASDAQ-100. In order to vest in 200% of the target number of performance-based RSUs, the Company's TSR needs to be at or above the 94th percentile of the TSR of the NASDAQ-100.

(6) Time-based RSUs with one-third of the units vesting on each of the first three anniversaries of the grant date.

(7) Time-based RSUs with one-third of the units vesting one month prior to each of the first three anniversaries of the grant date.

(8) Time-based RSUs with one-half of the units vesting on each of the first two anniversaries of the grant date.

(9) Time-based RSUs that vest as to 100% of the units on May 18, 2015.

(10) Time-based RSUs with one-third of the units vesting on May 18, 2013, May 18, 2014, and May 18, 2015.

(11) Represents RSUs with performance-based vesting at the target achievement level that remain eligible to vest following Mr. Riccitiello's termination of employment, effective March 29, 2013. Pursuant to the terms of Mr. Riccitiello's Separation Agreement with the Company dated March 25, 2013, RSUs with performance-based vesting will vest solely to the extent the performance metrics are achieved for the applicable measurement periods ending on or before June 19, 2014.

(12) Represents RSUs with time-based vesting that remain eligible to vest following Mr. Riccitiello's termination of employment, effective March 29, 2013. Pursuant to the terms of Mr. Riccitiello's Separation Agreement with the Company dated March 25, 2013, Mr. Riccitiello will continue to vest in all time-based RSUs that would vest in accordance with their terms on or before June 19, 2014 had he remained employed by the Company through such date.

FISCAL 2013 OPTION EXERCISES AND STOCK VESTED TABLE

The following table shows all RSUs vested and value realized upon vesting by the Named Executive Officers during fiscal 2013.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Lawrence F. Probst III	—	—
Blake J. Jorgensen	—	—
Frank D. Gibeau	267,791	3,377,119
Patrick Söderlund	181,692	2,255,138
Andrew Wilson	112,501	1,735,061
Kenneth A. Barker	49,617	757,476
John S. Riccitiello	320,666	3,797,669

(1) Represents shares of EA common stock released upon settlement of the RSUs during fiscal 2013.

(2) The value realized upon vesting of RSUs is calculated by multiplying the number of RSUs vested by the prior day's closing price of EA common stock on the vest date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Electronic Arts Key Employee Continuity Plan

All employees at the level of Vice President and above are eligible to participate in the Electronic Arts Inc. Key Employee Continuity Plan (the "CoC Plan"). The CoC Plan is a "double-trigger" plan, which provides eligible employees, including our NEOs, with certain payments and benefits if their employment is terminated without "cause" or if they resign for "good reason" during the 12-month period following a change of control of the Company or if their employment is terminated without "cause" during the two-month period preceding a change of control of the Company. Eligible employees are not entitled to any payments or benefits in the event they voluntarily resign or are terminated for "cause". The CoC Plan payments and benefits include:

- a cash severance payment based on a multiple of the product of an eligible executive's base salary as in effect immediately prior to the termination of employment, plus his or her target annual bonus or annual incentive opportunity for the year in which his or her employment is terminated;
- continued health benefits for a period ranging from six to 18 months, depending on the eligible executive's position with the Company; and
- full vesting on the date of employment termination of all outstanding and unvested equity awards (other than performance-based awards, certain portions of which may be subject to award and acceleration depending on the specific terms of such awards). In the case of an equity award consisting of a stock option, such stock option shall continue to be exercisable for a period of three years from the severance date (or such longer period as may be prescribed in the plan or agreement governing such option), but in no event later than the expiration date of such option.

The cash severance payment that our CEO, Company-level Presidents and Executive Vice Presidents are entitled to receive upon a qualifying termination of employment is equal to 150% of the sum of their annual base salary and target bonus opportunity. Health benefits for these same positions may continue for up to eighteen months. The cash severance payment that Company-level Senior Vice Presidents are entitled to receive upon a qualifying termination of employment is equal to 100% of the sum of their annual base salary and target bonus opportunity. Health benefits for employees at the Senior Vice President level may continue for up to twelve months.

The CoC Plan does not provide for any additional payments or benefits (for example, tax gross-ups or reimbursements) in the event that the payments under the CoC Plan and other arrangements offered by the Company or its affiliates cause an executive officer to owe an excise tax under Section 280G of the Internal

Revenue Code. However, the CoC Plan provides that, if an executive officer would receive a greater net after-tax benefit by having his or her CoC Plan payments reduced to an amount that would avoid the imposition of the Section 280G excise tax, his or her payment will be reduced accordingly.

As a condition to each executive employee's right to receive the payments and benefits provided under the CoC Plan, the executive is required to execute a waiver of claims against the Company and will be bound by the terms of a non-solicitation agreement prohibiting the executive for a one-year period following his or her termination of employment from soliciting employees to leave the Company.

Performance-Based RSU Programs

Messrs. Riccitiello, Gibeau, Söderlund, Wilson, and Barker were each granted performance-based RSUs in fiscal 2009 or fiscal 2010, depending upon eligibility at the time of grant, based on the terms of the performance-based RSU program approved in May 2008 (the "Fiscal 2009 Performance-Based RSUs"). The Fiscal 2009 Performance-Based RSUs may be earned based upon the Company's achievement of one of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing-four-quarter basis). These targets range from approximately two to three times the Company's non-GAAP net income for fiscal 2008 and can be earned though the performance period ending on June 30, 2013. Pursuant to the terms of the Fiscal 2009 Performance-Based RSUs, and subject to the timely execution of a severance agreement and release, in the event of a change of control of the Company prior to the expiration of the performance period, all of the unvested Fiscal 2009 Performance-Based RSUs will be automatically converted into time-based RSUs, which will vest on June 30, 2013, subject to two exceptions. If the recipient's employment is terminated without "cause" by the Company or if the recipient resigns for "good reason" (as such terms are defined in the grant agreement), within one year of the change of control event, the recipient's Fiscal 2009 Performance-Based RSUs will vest upon the date of termination of employment and if, during the two months immediately preceding a change of control, the recipient's employment is terminated by the Company without "cause", and such termination is made in connection with the change of control, as determined by the Committee in its sole discretion, then the recipient's Fiscal 2009 Performance-Based RSUs will vest on the date of the change of control event. To the extent that the acceleration of the Fiscal 2009 Performance-Based RSUs, when taken together with other arrangements offered by EA or its affiliates, would cause a recipient of the Fiscal 2009 Performance-Based RSUs to owe an excise tax under Section 280G, the recipient's award would be reduced to an amount that would not cause the Section 280G excise tax to apply. Notwithstanding the foregoing, if the recipient would receive a greater net after-tax benefit by having the Section 280G excise tax apply, the reduction described in the previous sentence would not be made.

Messrs. Riccitiello, Gibeau, and Söderlund were each granted performance-based RSUs in June 2011 and Messrs. Riccitiello, Gibeau, Söderlund, and Wilson were each granted performance-based RSUs in June 2012 (referred to collectively as the "Fiscal 2012 and 2013 Performance-Based RSUs"). The Fiscal 2012 and 2013 Performance-Based RSUs may be earned based upon the relative total shareholder return ("TSR") percentile ranking of the Company as measured over a three year performance period with one-, two-, and three-year TSR measurement periods. Pursuant to the terms of the Fiscal 2012 and 2013 Performance-Based RSUs, and subject to the timely execution of a severance agreement and release, in the event of a change of control of EA prior to the expiration of the three-year performance period, the Committee shall certify the relative TSR percentile ranking of the Company as of the effective date of the change of control and that relative TSR percentile ranking will be applied to determine the number of shares that vest on each remaining vest date in the performance period. The vesting of the Fiscal 2012 and 2013 Performance-Based RSUs may be accelerated to the earlier of: (a) the date on which, during the time period beginning on the effective date of the change of control and ending on the first anniversary of the effective date of the change of control, the recipient's employment is terminated without cause by EA or is terminated for good reason by the recipient; or (b) as of the effective date of the change of control if, during the two months immediately preceding the effective date of the change of control, the recipient's employment is terminated by EA without cause, and such termination is made in connection with the change of control, as determined by the Committee in its sole discretion. To the extent that the acceleration of the Fiscal 2012 and 2013 Performance-Based RSUs, when taken together with other arrangements offered by EA or its affiliates, would cause a recipient of the Fiscal 2012 and 2013 Performance-Based RSUs to owe an excise tax under Section 280G, the recipient's award would be reduced to an amount that would not cause the Section 280G excise tax to apply. Notwithstanding the foregoing, if the recipient would receive a greater net after-tax benefit by having the Section 280G excise tax apply, the reduction described in the previous sentence would not be made.

The following table sets forth potential payments under the CoC Plan and the terms of the Fiscal 2009 Performance-Based RSUs and the Fiscal 2012 and 2013 Performance-Based RSUs, as described above, to our NEOs (other than Mr. Riccitiello) upon termination of employment without "cause" or for "good reason" in connection with a change of control of the Company. For purposes of the table below, we have assumed a termination date of March 29, 2013, the last business day of fiscal 2013. The fair market value of our common stock on March 29, 2013 was $17.70 per share, representing the closing price of our common stock on March 28, 2013, as March 29, 2013 was a stock market holiday. Mr. Riccitiello resigned effective March 29, 2013 and the amounts shown in the table below represent payments he is eligible to receive, based on the terms of his Separation Agreement with the Company dated March 25, 2013. For additional information regarding the specific terms of the Separation Agreement with Mr. Riccitiello, see "Individual NEO Compensation" in the "Compensation Discussion and Analysis" above.

Name	Cash Severance Award ($)(1)	Stock Options ($)(2)	Restricted Stock Units (time-based) ($)(3)	Restricted Stock Units (performance-based) ($)(4)	Other ($)(5)	Total ($)
Lawrence F. Probst III	1,545,000	—	—	—	21,395	1,566,395
Blake J. Jorgensen	1,543,751	—	3,540,000	—	41,167	5,124,918
Frank D. Gibeau	2,110,001	—	10,354,518	4,690,502	58,038	17,213,059
Patrick Söderlund	1,622,363	—	8,008,224	2,920,500	93,449	12,644,536
Andrew Wilson	1,364,063	—	7,788,018	1,840,800	79,320	11,072,201
Kenneth A. Barker	750,750	—	1,696,262	885,000	53,292	3,385,304
John S. Riccitiello	2,060,000	—	4,130,012	2,271,491	127,730	8,589,233

(1) Represents the sum of each NEO's (other than Mr. Riccitiello) annual base salary as of March 29, 2013, and target non-equity incentive opportunity for fiscal 2013, as set forth in the "Fiscal 2013 Summary Compensation Table" and the "Fiscal 2013 Grants of Plan-Based Awards Table", respectively, multiplied by 1.5 with respect to Messrs. Probst, Jorgensen, Gibeau, Söderlund and Wilson and multiplied by 1.0 with respect to Mr. Barker. The amount shown for Mr. Riccitiello represents 200% of his salary at the time of termination, payable in equal installments for a period of twenty-four months following his termination of employment.

(2) Represents unvested outstanding options that would accelerate and vest on a qualifying termination in connection with a change of control occurring as of March 29, 2013. None of the NEO's had unvested options with exercise prices below the closing price of our common stock on March 28, 2012, including Mr. Riccitiello whose unvested options will continue to vest through November 30, 2013 pursuant to the terms of his Separation Agreement.

(3) Represents the value of unvested time-based RSUs that would accelerate and vest on a qualifying termination of employment in connection with a change of control occurring on March 29, 2013. For Messrs. Jorgensen, Gibeau, Söderlund, Wilson and Barker, the value was calculated by multiplying the number of time-based RSUs that would accelerate by the per-share closing price of our common stock on March 28, 2013. For Mr. Riccitiello, the value was calculated by multiplying the number of time-based RSUs that are eligible to continue to vest through June 19, 2014 pursuant to the terms of his Separation Agreement by the per-share closing price of our common stock on March 28, 2013.

(4) Represents the value of unvested performance-based RSUs that would accelerate and vest on a qualifying termination of employment in connection with a change of control occurring on March 29, 2013. For purposes of the table, we assumed that: (1) the Fiscal 2009 Performance-Based RSUs granted to Messrs. Gibeau, Söderlund, Wilson, and Barker would accelerate and vest in full on a qualifying termination in connection with a change of control occurring as of March 29, 2013, and (2) based on the relative TSR percentile ranking of the Company as compared to that of the benchmark NASDAQ-100 Companies, as of March 29, 2013, the Fiscal 2012 Performance-Based RSUs granted to Messrs. Gibeau and Söderlund would accelerate and vest as to 42% of the target number of shares for each remaining vest date in the performance period, and the Fiscal 2013 Performance-Based RSUs granted to Messrs. Gibeau, Söderlund, and Wilson would accelerate and vest as to 112% of the target number of shares for each remaining vest date in the performance period. Pursuant to the terms of his Separation Agreement, the Fiscal 2012 and Fiscal 2013 Performance-Based RSUs granted to Mr. Riccitiello would continue to vest as to 42% and 112%, respectively, of the target number of shares with

vest dates on or before June 29, 2014. The value of the performance-based RSUs was calculated by multiplying the number of RSUs that would accelerate by the per-share closing price of our common stock on March 28, 2013.

(5) Includes eighteen months of post-termination health benefits and any accrued paid time off with respect to Messrs. Probst, Jorgensen, Gibeau, Söderlund, and Wilson and twelve months of post-termination health benefits and any accrued paid time off with respect to Mr. Barker. For Mr. Riccitiello, the amount represents the lump sum payment of $28,840, pursuant to the terms of his Separation Agreement, that was determined based on the expected cost of continued health benefits for Mr. Riccitiello and his dependents for 18 months under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the payment of $98,890 for accrued paid time off paid in connection with his termination of employment on March 29, 2013.

EQUITY COMPENSATION PLAN INFORMATION

We have three equity incentive plans (excluding plans assumed or adopted by EA in connection with acquisitions, as described in the footnotes below) that have been approved by our stockholders and under which our common stock is or has been authorized for issuance to employees or directors: the 1998 Directors' Stock Option Plan, the 2000 Equity Incentive Plan, and the 2000 Employee Stock Purchase Plan.

The following table and related footnotes gives aggregate information regarding grants under all of our equity incentive plans as of the end of fiscal 2013 including the 2000 Equity Incentive and 2000 Employee Stock Purchase Plans.

Plan Category[1]	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
	(A)	(B)	(C)
Equity compensation plans approved by security holders	26,989,190[2][3]	$34.13[4]	14,537,293[5]
Total	26,989,190[6]		14,537,293

(1) The table does not include information for equity incentive plans we assumed in connection with our acquisitions of JAMDAT Mobile Inc. in 2006 and VG Holding Corp. ("VGH") in 2008. As of March 31, 2013 a total of: (a) 433 shares were issuable upon exercise of outstanding options issued under the JAMDAT Amended and Restated 2000 Stock Incentive Plan with a weighted-average exercise price of $2.61; (b) a total of 11,295 shares were issuable upon exercise of outstanding options with a weighted-average exercise price of $53.34 under the JAMDAT 2004 Equity Incentive Plan; and (c) a total of 14,780 shares were issuable upon exercise of outstanding options with a weighted-average exercise price of $39.94 under the VG Holding Corp. 2005 Stock Incentive Plan, as amended. No shares remain available for issuance under the JAMDAT plans and no further grants will be made under the VGH plan.

(2) Includes (a) 68,666 shares of common stock issuable upon exercise of outstanding options under the 1998 Directors' Stock Option Plan with a weighted-average exercise price of $35.87; (b) 7,707,231 shares of common stock issuable upon exercise of outstanding options under the 2000 Equity Incentive Plan with a weighted-average exercise price of $34.11; and (c) 19,213,293 unvested RSUs outstanding under the 2000 Equity Incentive Plan. The 1998 Directors Stock Option Plan has expired and no further grants may be made under this Plan.

(3) Does not include 3,373 unvested shares of restricted stock outstanding as of March 31, 2013 issued pursuant to the 2000 Equity Incentive Plan.

(4) Restricted stock unit awards do not have an exercise price and therefore are not included in the calculation of the weighted-average exercise price.

(5) Includes (a) 11,832,346 shares available for issuance under the 2000 Equity Incentive Plan and (b) 2,704,947 shares available for purchase by our employees under the 2000 Employee Stock Purchase Plan.

(6) The total number of securities to be issued upon exercise of outstanding options, warrants, and rights, including the total number of securities referenced in footnotes (1) and (3), above, is 27,019,071.

OTHER INFORMATION

RELATED PERSON TRANSACTIONS POLICY

Our Board of Directors has adopted a written Related Person Transactions Policy. The purpose of the policy is to describe the procedures used to identify, review, approve or ratify and, if necessary, disclose (i) any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which EA (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any "related person" had, has or will have a direct or indirect interest, or (ii) any transaction for which EA's Global Code of Conduct would require approval of the Board of Directors. For purposes of the policy, a "related person" is (a) any person who is, or at any time since the beginning of EA's last fiscal year was, a director or executive officer of EA or a nominee to become a director of EA, (b) any person who is known to be the beneficial owner of more than 5% of any class of EA's voting securities, (c) any immediate family member or person sharing the household (other than a tenant or employee) of any of the foregoing persons, and (d) any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Once a potential related person transaction has been identified, the Audit Committee (if the transaction involves an executive officer of the Company) or the Nominating and Governance Committee (if the transaction involves a director of EA) will review the transaction at the next scheduled meeting of such committee. In those instances in which it is not practicable or desirable to wait until the next scheduled committee meeting, the chairperson of the applicable committee shall consider the matter and report back to the relevant committee at the next scheduled meeting.

In determining whether to approve or ratify a related person transaction, the Audit Committee or Nominating and Governance Committee (or the relevant chairperson of such committee) shall consider all of the relevant facts and circumstances available. No member of the Audit Committee or Nominating and Governance Committee shall participate in any review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person. The Audit Committee and Nominating and Governance Committee (or the relevant chairperson) shall approve only those related person transactions that are in, or are not inconsistent with, the best interests of EA and its stockholders, as determined in good faith.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We enter into indemnification agreements with each of the members of our Board of Directors at the time they join the Board of Directors to indemnify them to the extent permitted by law against any and all liabilities, costs, expenses, amounts paid in settlement and damages incurred by the directors as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the directors are sued or charged as a result of their service as members of our Board of Directors.

Scott Probst

Scott Probst, the son of our Executive Chairman, has been employed by the Company since 2003, most recently as a games producer. In fiscal 2013, Scott Probst received total compensation including base salary, annual performance bonus, and equity awards appropriate for his position that exceeded $120,000. The Compensation Committee, on behalf of the Nominating and Governance Committee, reviews the compensation decisions involving Scott Probst in accordance with our Related Person Transactions policy.

Other Relationships

In addition, we have engaged, and expect to continue to engage, in what we consider to be arm's length commercial dealings with Google Inc. Mr. Huber is a Senior Vice President at Google, working on projects in the Google X division. Our commercial arrangements with Google include: providing mobile game applications in the Android Market, offering casual games in the Chrome Web Store, as well as on iGoogle and Google +, and using AdWords and DoubleClick for a variety of advertising services. To date, these transactions have not been material to us or to Google. We do not believe that Mr. Huber has a material direct or indirect interest in any of our commercial dealings with Google, and therefore do not consider these dealings to be "related person transactions" within the meaning of applicable SEC rules. Our Board of Directors considered our dealings with Google in reaching its determination that Mr. Huber is an independent director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

From April 1, 2012 (the beginning of fiscal 2013) through March 31, 2013 (the end of fiscal 2013), the Compensation Committee consisted of Ms. Srere (until Ms. Srere's retirement from the Board on July 26, 2012), Mr. Hoag, Mr. Paul (effective June 15, 2012) and Ms. Laybourne (until Ms. Laybourne's retirement from the Board on September 26, 2012). None of these individuals is an employee or current or former officer of EA. No EA officer serves or has served since the beginning of fiscal 2013 as a member of the board of directors or the compensation committee of a company at which a member of EA's Compensation Committee is an employee or officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires EA's directors and executive officers, and persons who own more than 10% of a registered class of EA's equity securities, to file reports of ownership and changes in ownership of common stock and other equity securities of EA. We have adopted procedures to assist EA's directors and officers in complying with these requirements, which include assisting officers and directors in preparing forms for filing.

One late Form 4 filing was made on behalf of our Chief Financial Officer Blake Jorgensen regarding the grant of RSUs made to him upon the commencement of his employment with the Company. The delay in filing was the result of a Company administrative error. Mr. Jorgensen's new hire grant of RSUs was previously disclosed on Form 8-K filed on July 31, 2012, which described the terms of Mr. Jorgensen's compensatory arrangements. One late Form 4 filing was made on behalf of our Chief Accounting Officer Kenneth Barker regarding one sale transaction of Company common stock. The delay in filing was the result of a Company administrative error.

With the exception of the above referenced late Form 4 filings, to EA's knowledge, based solely upon review of such reports furnished to us and written representations that no other reports were required, we believe that during the fiscal year ended March 31, 2013, all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten-percent stockholders were complied with on a timely basis.

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

If you would like us to consider a proposal to be included in our 2014 proxy statement and proxy card, you must deliver it to the Company's Corporate Secretary at our principal executive office no later than February 14, 2014.

Stockholders who otherwise wish to present a proposal at the 2014 Annual Meeting of Stockholders must deliver written notice of the proposal to our Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, no earlier than April 2, 2014 and no later than May 2, 2014 (provided, however, that if the 2014 Annual Meeting is held earlier than July 1, 2014 or later than August 30, 2014, proposals must be received no earlier than the close of business on the later of the 90th day prior to the 2014 Annual Meeting or the 10th day following the day on which public announcement of the 2014 Annual Meeting is first made). The submission must include certain information concerning the stockholder and the proposal, as specified in the Company's amended and restated bylaws. Our amended and restated bylaws are included as an exhibit to a Current Report on Form 8-K we filed with the SEC on May 11, 2009, which you may access through the SEC's electronic data system called EDGAR at *www.sec.gov*. You may also request a copy of our amended and restated bylaws by contacting our Corporate Secretary at the address above.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for notices of internet availability of proxy materials, proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single notice, proxy statement and/or annual report addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of brokers with account holders who are EA stockholders will be "householding" our notices and proxy materials. A single notice or set of proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate notice or proxy materials, please notify your broker, direct your written request to our Corporate Secretary at our principal executive office at 209 Redwood Shores Parkway, Redwood City, CA 94065, or contact our Corporate Secretary at (650) 628-1500. Upon request, we will promptly provide separate copies of our notice or proxy materials. Stockholders who currently receive multiple copies of the notice or proxy materials at their address and would like to request "householding" of their communications should contact their broker.

REQUESTS TO THE COMPANY

The Company will provide without charge, to each person to whom a Notice and/or a proxy statement is delivered, upon request of such person and by first class mail within one business day of receipt of such request, a copy of the 2000 Equity Incentive Plan and the 2000 Employee Stock Purchase Plan, each as proposed to be amended. Any such request should be directed as follows: Stock Administration Department, Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065 — telephone number (650) 628-1500.

OTHER BUSINESS

The Board of Directors does not know of any other matter that will be presented for consideration at the Annual Meeting except as specified in the notice of the meeting. If any other matter does properly come before the Annual Meeting, or at any adjournment or postponement of the Annual Meeting, it is intended that the proxies will be voted in respect thereof in accordance with the judgment of the persons voting the proxies.

By Order of the Board of Directors,




Proxy Statement

Stephen G. Bené
Senior Vice President, General Counsel and Corporate Secretary

[THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX A

GENERAL DESCRIPTION OF THE 2000 EQUITY INCENTIVE PLAN

History

The Company's 2000 Equity Incentive Plan (the "Equity Plan") was adopted by our Board of Directors on January 27, 2000 and initially approved by our stockholders on March 22, 2000. The Equity Plan has been amended several times since it was initially adopted. The following general description of the Equity Plan reflects all prior amendments, as well as the amendments proposed to be adopted by the Company's stockholders at the 2013 Annual Meeting. The following general description is qualified in its entirety by reference to the text of the Equity Plan, as proposed to be amended, as filed by the Company with the SEC on or about June 14, 2013. Unless otherwise indicated, capitalized terms used in this Appendix A shall have the meanings set forth in the text of the Equity Plan.

Shares Subject to the Equity Plan

The stock subject to issuance under the Equity Plan consists of shares of the Company's authorized but unissued common stock. The Equity Plan, as amended to date, authorizes the issuance of up to 120,865,000 shares of common stock pursuant to awards of stock options, stock appreciation rights, restricted stock and restricted stock units. As proposed to be amended, the number of shares authorized for issuance under the Equity Plan would be increased to 138,865,000. In addition, shares are again available for grant and issuance under the Equity Plan that (a) were subject to an option granted under the Equity Plan that terminated, to the extent then unexercised, (b) were subject to a restricted stock or restricted stock unit award under the Equity Plan that is subsequently forfeited or repurchased by us at the original issue price, if any, or (c) are subject to an award of restricted stock or restricted stock units under the Equity Plan that otherwise terminates without shares being issued. The following types of shares are not available for future grant or issuance as awards under the Equity Plan: (x) shares that are not issued or delivered as a result of the net settlement of a stock option or stock appreciation right; (y) shares that are used to pay the exercise price or withholding taxes related to an award granted under the Equity Plan; and (z) shares that are repurchased by us with the proceeds of a stock option exercise.

The number of shares issuable under the Equity Plan, and under outstanding options and other awards, is subject to proportional adjustment to reflect stock splits, stock dividends and other similar events.

Share Usage

Shares covered by an Award shall be counted as used as of the Grant Date. Any shares that are subject to Awards of Options or stock appreciation rights, granted on or after July 31, 2008, shall be counted against the aggregate number of shares reserved under the Equity Plan as one (1) share for every one (1) share subject to an Award of Options or stock appreciation rights. Any shares that are subject to Awards other than Options or stock appreciation rights, granted (a) on or after July 31, 2008 but prior to July 29, 2009, shall be counted against the aggregate number of shares reserved under the Equity Plan as 1.82 shares for every one (1) share granted; and (b) on or after July 29, 2009, shall be counted against the aggregate number of shares reserved under the Equity Plan as 1.43 shares for every one (1) share granted.

Eligibility

The Equity Plan provides for the issuance of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units. The Equity Plan provides that employees (including officers and directors who are also employees) of EA or any parent or subsidiary of EA may receive incentive stock options under the Equity Plan. Nonqualified stock options, stock appreciation rights, restricted stock, and restricted stock units may be granted to employees and directors of EA or any parent or subsidiary of EA. As of May 20, 2013, approximately 9,200 persons were in the class of persons eligible to participate in the Equity Plan. Under the Equity Plan, as amended to date, no person is eligible to receive Awards covering more than 2,000,000 shares of common stock in any fiscal year. As proposed to be amended new employees will be eligible to receive Awards covering up to 4,000,000 shares of common stock (in the fiscal year in which they commence employment. No awards of stock appreciation rights have been made to date under the Equity Plan. A participant may hold more than one award granted under the Equity Plan.

Administration

The Equity Plan is administered by our Compensation Committee. All of the members of the Compensation Committee are "non-employee" and "independent directors" under applicable federal securities laws and NASDAQ listing requirements, and "outside directors" as defined under applicable federal tax laws. The Compensation Committee has the authority to construe and interpret the Equity Plan, grant awards and make all other determinations necessary or advisable for the administration of the Equity Plan. The members of the Compensation Committee receive no compensation for administering the Equity Plan other than their compensation for being Board of Directors and Committee members. The Company bears all expenses in connection with administration of the Equity Plan and has agreed to indemnify members of the Compensation Committee in connection with their administration of the Equity Plan. The Compensation Committee may delegate to one or more officers of the Company the authority to grant Awards under the Equity Plan to participants who are not executive officers of the Company.

Stock Options

Stock options granted under the Equity Plan may be either incentive stock options or nonqualified stock options. The exercise period of stock options is determined by the Compensation Committee but, in no event, may stock options be exercisable more than ten years from the date they are granted. The Equity Plan provides the Compensation Committee with the ability, at its discretion, to grant performance-based options subject to the achievement of one or more of the performance factors described under the heading "Performance Factors" below.

Exercise Price

The Compensation Committee determines the exercise price of each option granted under the Equity Plan. The option exercise price for each incentive and nonqualified stock option share must be no less than 100% of the "fair market value" (as defined in the Equity Plan) of a share of common stock at the time the stock option is granted. In the case of an incentive stock option granted to a stockholder that owns more than 10% of the total combined voting power of all classes of stock of EA or any parent or subsidiary of EA (a "Ten Percent Stockholder"), the exercise price for each such incentive stock option must be no less than 110% of the fair market value of a share of common stock at the time the incentive stock option is granted.

The exercise price of options and purchase price of shares granted under the Equity Plan may be paid as approved by the Compensation Committee at the time of grant: (a) in cash (by check); (b) by cancellation of indebtedness of the Company to the award holder; (c) by surrender of shares that either: (1) have been owned by the award holder for more than six (6) months and have been paid for within the meaning of SEC Rule 144; or (2) were obtained by the award holder in the public market; (d) by waiver of compensation due or accrued for services rendered; (e) with respect only to purchases upon exercise of an option, and provided that a public market for the Company's stock exists: (1) subject to applicable laws, by a "same-day sale" commitment from the optionee and a National Association of Securities Dealers, Inc. ("NASD") broker; or (2) by a "margin" commitment from the optionee and an NASD broker; (f) by withholding from the shares to be issued upon exercise of an award that number of shares having a fair market value equal to the minimum amount required to satisfy the exercise price or purchase price; (g) by any combination of the foregoing; or (h) such other consideration and method of payment for issuance of shares to the extent permitted by applicable laws.

No Repricings or Exchanges of Awards Without Stockholder Approval

The Compensation Committee may, at any time or from time to time, authorize the Company, with the consent of the affected Equity Plan participants, to issue new awards in exchange for the surrender and cancellation of any or all outstanding awards; provided, however, that no such exchange program may, without the approval of the Company's stockholders, allow for the cancellation of an outstanding option or stock appreciation right in exchange for a new option or stock appreciation right having a lower exercise price. The Compensation Committee may also, subject to approval by the Company's stockholders, at any time buy a previously granted award with payment in cash, shares (including restricted stock) or other consideration, based on such terms and conditions as the Committee and the Participant may agree.

Outside Directors

Equity granted to non-employee directors is determined at the discretion of the Board of Directors.

In the event of our dissolution or liquidation or a "change of control" transaction, options granted to our non-employee directors under the Equity Plan will become 100% vested and exercisable in full.

In addition, our non-employee directors may elect to receive all or a portion of their cash compensation in shares of common stock. Directors making this election are entitled to receive shares having a value equal to 110% of the amount of the cash compensation foregone.

Stock Appreciation Rights

The Compensation Committee, or a committee to which it has delegated the appropriate authority, may grant stock appreciation rights (a "SAR" or "SARs") as stand-alone awards or in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Compensation Committee, or a committee to which it has delegated the appropriate authority, may determine; provided, however, that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. A SAR is an award which provides the holder with the right to receive the appreciation in value of a set number of shares of company stock or cash over a set period of time. A SAR is similar to an option in that the holder benefits from any increases in stock price above the exercise price set forth in the award agreement. However, unlike an option, the holder is not required to pay an exercise price to exercise a SAR, but simply receives the net amount of the increase in stock price in the form of cash or stock. The exercise price for a SAR must be no less than 100% of the "fair market value" (as defined in the Equity Plan) of a share of common stock at the time the SAR is granted. In addition, the Compensation Committee, or a committee to which it has delegated the appropriate authority, may, at its discretion, subject SARs to the achievement of one or more of the performance factors described under the heading "Performance Factors" below.

Restricted Stock Awards

The Compensation Committee may grant restricted stock awards either in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Compensation Committee may determine. A restricted stock award is an offer by Electronic Arts to award shares of common stock that are subject to restrictions established by the Compensation Committee. These restrictions may be based upon completion by the award holder of a specified number of years of service or by the attainment of one or more of the performance factors described under the heading "Performance Factors" below. The purchase price, if any, for each such award is determined by the Compensation Committee at the time of grant. In the case of an award to a Ten Percent Stockholder, the purchase price must be 100% of fair market value. The purchase price, if any, may be paid for in any of the forms of consideration listed in items under "Exercise Price" above, as are approved by the Compensation Committee at the time of grant.

Restricted Stock Units

Restricted stock unit awards may be granted under the Equity Plan, either in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Compensation Committee, or a committee to which it has delegated the appropriate authority, may determine. A restricted stock unit award is similar to a restricted stock award (and may be awarded subject to any or all of the performance goals described under the heading "Performance Factors" below) except the stock is not delivered to the participant unless and until all restrictions have terminated.

Performance Factors

Performance-based stock options, stock appreciation rights, restricted stock and restricted stock unit awards with vesting and/or exercisability conditioned on one or more of the following permissible performance factors may be granted under the Equity Plan, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, to be measured over a specified performance period that may be as short as a quarter or as long as five years (unless tied to a specific and objective milestone or event), to the extent applicable on an absolute basis or relative to a pre-established target: (a) profit before tax; (b) revenue (on an absolute basis or adjusted for currency effects); (c) net revenue; (d) earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); (e) operating income; (f) operating margin; (g) operating profit; (h) controllable operating profit, or net operating profit; (i) net profit; (j) gross margin; (k) operating expenses or operating expenses as a percentage of revenue; (l) net income; (m) diluted earnings per share; (n) total stockholder return; (o) market share; (p) return on assets or net assets; (q) the Company's stock price; (r) growth in stockholder value relative to a pre-determined index; (s) return on equity; (t) return on invested capital; (u) cash flow (including free cash flow or operating cash flows); (v) cash conversion cycle; (w) economic value added; (x) individual confidential business objectives; (y) contract awards or backlog; (z) overhead or other expense reduction; (aa) credit rating; (bb) strategic plan development and implementation; (cc) succession plan development and implementation; (dd) improvement in workforce diversity; (ee) customer indicators; (ff) new product invention or innovation; (gg) attainment of research and development milestones; (hh) improvements in productivity; or (ii) attainment of objective operating goals and employee metrics.

In addition, the Committee may, in its sole discretion and in recognition of unusual or non-recurring items such as acquisition-related activities or changes in applicable accounting rules, provide for one or more equitable adjustments (based on objective standards) to the performance factors to preserve the Committee's original intent regarding the performance factors at the time of the initial award grant.

Mergers, Consolidations, and Change of Control

Except for automatic grants to non-employee directors, in the event of a merger, consolidation, dissolution or liquidation of EA, the sale of substantially all of its assets or any other similar corporate transaction, the successor corporation may assume, replace or substitute equivalent awards in exchange for those granted under the Equity Plan or provide substantially similar consideration, shares or other property as was provided to our stockholders (after taking into account the provisions of the awards). In the event that the successor corporation does not assume, replace or substitute awards, such awards will accelerate and all options will become exercisable in full prior to the consummation of the transaction at the time and upon the conditions as the Compensation Committee determines. Any awards not exercised prior to the consummation of the transaction will terminate.

Transferability

Incentive stock options granted under the Equity Plan are not transferable other than by means of a distribution upon the optionee's death. Nonqualified stock options, stock appreciation rights, restricted stock, and restricted stock unit awards are subject to similar restrictions on transfer unless otherwise determined by the Compensation Committee and except that nonqualified stock options may be transferred to family members and trusts or foundations controlled by, or primarily benefiting, family members of the optionee.

Term of the Equity Plan

The Equity Plan expires in 2020 unless terminated earlier by the Board of Directors.

United States Federal Income Tax Information

THE FOLLOWING IS A GENERAL SUMMARY AS OF THE DATE OF THIS PROXY STATEMENT OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY AND PARTICIPANTS UNDER THE EQUITY PLAN. THE FEDERAL TAX LAWS MAY CHANGE AND THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES FOR ANY PARTICIPANT WILL DEPEND UPON HIS OR HER INDIVIDUAL CIRCUMSTANCES. IN ADDITION, THE INTERNAL REVENUE SERVICE COULD, AT ANY TIME, TAKE A POSITION CONTRARY TO THE INFORMATION DESCRIBED IN THE FOLLOWING SUMMARY. ANY TAX EFFECTS THAT ACCRUE TO NON-U.S. PARTICIPANTS AS A RESULT OF PARTICIPATING IN THE EQUITY PLAN ARE GOVERNED BY THE TAX LAWS OF THE COUNTRIES IN WHICH SUCH PARTICIPANT RESIDES OR IS OTHERWISE SUBJECT. EACH PARTICIPANT IS ENCOURAGED TO SEEK THE ADVICE OF A QUALIFIED TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PARTICIPATION IN THE EQUITY PLAN.

Incentive Stock Options

A participant will recognize no income upon grant or vesting of an incentive stock option and will generally not incur tax on its exercise. Unless the participant is subject to the alternative minimum tax ("AMT"), the participant will recognize income only when the shares acquired upon the exercise of an incentive stock option (the "ISO Shares") are sold or otherwise disposed of. If the participant holds ISO Shares for more than one year after the date the option was exercised and for more than two years after the date the option was granted, the participant will realize a long-term capital gain or loss (rather than ordinary income) upon disposition of the ISO Shares. This long-term capital gain or loss will be equal to the difference between the amount realized upon such disposition and the amount paid for the ISO Shares.

If the participant disposes of ISO Shares prior to the expiration of either the one-year or two-year required holding period (a "disqualifying disposition"), the gain realized upon such disposition, up to the difference between the fair market value of the ISO Shares on the date of exercise (or, if less, the amount realized on a sale of such shares) and the option exercise price, will be treated as ordinary income. Any additional gain will be capital gain, taxed at a rate that depends upon the amount of time the ISO Shares were held by the participant.

Alternative Minimum Tax

The Alternative Minimum Tax ("AMT") is a separately computed tax which was devised to ensure that at least a minimum amount of income tax is paid. AMT is imposed only if and to the extent that a participant would pay more tax if his or her income tax were calculated pursuant to the AMT rules than if calculated in the regular manner. The difference between the option exercise price and the fair market value of the ISO Shares on the date of exercise is includable as income for purposes of calculating the AMT for both (i) a vested ISO and (ii) an unvested ISO for which the participant makes a timely election under Section 83(b) of the U.S. Internal Revenue Code (an "83(b) election").

Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items (including the difference between the fair market value of the ISO Shares on the date of exercise and the exercise price) and reducing this amount by the applicable exemption amount. The AMT (imposed to the extent it exceeds the taxpayer's regular income tax) is 26 or 28 percent of a taxpayer's alternative minimum taxable income. If a disqualifying disposition of the ISO Shares occurs in the same calendar year as the exercise of an incentive stock option, those ISO Shares are not included in the AMT calculation.

If a participant has to pay AMT, he or she is entitled to a credit against income tax (but not AMT) in later years subject to many restrictions. Also, upon a sale of ISO Shares that is not a disqualifying disposition, alternative minimum taxable income is reduced in the year of sale by the amount that was previously included in alternative minimum taxable income in the year of exercise, i.e. the difference between the amount paid for the ISO Shares and the fair market value of the ISO Shares on the date of exercise.

Nonqualified Stock Options

A participant will generally not recognize any taxable income at the time a nonqualified stock option ("NQSO") is granted or vests provided the exercise price is no less than the fair market value of the underlying shares on the grant date. Upon exercise of a vested NQSO, the participant will include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant's exercise price. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the award or withholding out of the participant's salary). Upon resale of the shares by the participant, any subsequent appreciation or depreciation in the value of the shares will be treated as a capital gain or loss, taxable at a rate that depends upon the length of time the shares were held by the participant.

Restricted Stock Awards

A participant who receives a restricted stock award will include the amount of the award in income as compensation at the time that any forfeiture restrictions on the shares of stock lapse, unless the participant makes a timely 83(b) election. If the participant does not timely make an 83(b) election, the participant will include in income the fair market value of the shares of stock on the date that the restrictions lapse as to those shares, less any purchase price paid for such shares. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the participant's award or withholding out of the participant's salary).

If the participant makes a timely 83(b) election, the participant will, at the time the award is received, include the fair market value of the shares of stock on the date of receipt of the award (determined without regard to lapse restrictions), less any purchase price paid for such shares in income as compensation. The income will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the participant's salary or withholding out of the participant's award). If the award is subsequently forfeited, the participant will not receive any deduction for the amount previously taxed as ordinary income.

Restricted Stock Units

A participant will recognize income as compensation with respect to an award of restricted stock units at the time that the restrictions lapse, provided the shares are issued on the date the restrictions lapse. The participant will include in income the fair market value of the shares of stock on the date that the restrictions lapse as to those shares, less any purchase price paid for such shares. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the participant's award or withholding out of the participant's salary).

Stock Appreciation Rights

Assuming that a stock appreciation right ("SAR") is granted at an exercise price that is not less than the fair market value of the underlying shares on the grant date, a participant will not recognize any taxable income at the time a SAR is granted or when the SAR vests. However, upon exercise of a vested SAR, an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant's exercise price will be included in income as compensation to the participant. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the award or withholding out of the participant's salary). Upon resale of the shares issued to the participant at the time of exercise, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss, taxable at a rate that depends upon the length of time the shares were held by the participant.

Internal Revenue Code Section 409A

At the present time, the Company intends to grant equity awards to participants which are either outside the scope of Section 409A of the U.S. Internal Revenue Code or are exempted from the application of Section 409A. If an equity award is subject to Section 409A and the requirements of Section 409A are not met, participants may suffer adverse tax consequences with respect to the equity award. Such consequences may include taxation at the time of the vesting of the award, an additional 20 percent tax penalty on the non-compliant deferred income and interest and penalties on any deferred income.

Tax Treatment of the Company

To the extent that the participant recognizes ordinary income and the Company properly reports such income to the Internal Revenue Service (the "IRS"), the Company generally will be entitled to a deduction in connection with the exercise of a NQSO or a SAR by a participant or upon the lapse of restrictions with respect to a participant's restricted stock or restricted stock unit award. The Company will be entitled to a deduction in connection with the disposition of ISO Shares only to the extent that the participant recognizes ordinary income on a disqualifying disposition of the ISO Shares and provided that the Company properly reports such income to the IRS.

ERISA

The Equity Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Code.

Proposed Amendments to the Equity Plan

At the 2013 Annual Meeting, stockholders will be asked to approve an amendment to the Equity Plan to increase the number of shares authorized under the Equity Plan by 18,000,000 shares. Stockholders will also be asked to approve an amendment to provide that new employees may receive awards under the Equity Plan covering up to 4,000,000 shares per fiscal year, all of which may be granted as awards of stock options, restricted stock, restricted stock units, stock appreciation rights, or any combination thereof.

[THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX B

GENERAL DESCRIPTION OF THE 2000 EMPLOYEE STOCK PURCHASE PLAN

History. The 2000 Purchase Plan was adopted by the Board on May 25, 2000, approved by the Stockholders on July 27, 2000, and has been subsequently amended.

Purpose. The purpose of the Purchase Plan is to provide employees of the Company with a convenient means of acquiring common stock of the Company through payroll deductions, to enhance the employees' sense of participation in the affairs of the Company and subsidiaries, and to provide an incentive for continued employment.

Administration. The Purchase Plan is administered on behalf of the Board by the Compensation Committee of the Board. The interpretation by the Compensation Committee of any provision of the Purchase Plan is final and binding on all participating employees.

Eligibility. All employees of the Company (including directors who are employees), or any parent or subsidiary, are eligible to participate in the Purchase Plan except the following: (i) employees who are not employed by the Company on the 15th day of the month before the beginning of an Offering Period (as defined below); (ii) employees who are customarily employed for less than 20 hours per week; (iii) employees who are customarily employed for less than five months in a calendar year; and (iv) employees who, pursuant to Section 424(d) of the Code, own or hold options to purchase or who, as a result of participation in the Purchase Plan, would own stock or hold options to purchase stock representing five percent or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary. As of May 20, 2013, the Company estimates that approximately 10,325 persons were eligible to participate in the Purchase Plan.

Participation. Each offering of the Company's common stock under the Purchase Plan is for a period of one year (the "Offering Period"). Offering Periods commence on the first business day of March and September of each year. The first day of each Offering Period is the "Offering Date" for such Offering Period. An employee cannot participate simultaneously in more than one Offering Period. Each Offering Period consists of two six-month purchase periods (each a "Purchase Period") commencing on the first business day of March and September. The last day of each Purchase Period is a "Purchase Date."

Employees may participate in the Purchase Plan during each pay period through payroll deductions. An employee sets the rate of such payroll deductions, which may not be less than two percent nor more than 10 percent of the employee's base salary, wages, commissions, overtime, shift premiums and bonuses plus draws against commissions, unreduced by the amount by which the employee's salary is reduced pursuant to Sections 125 or 401(k) of the Code. Eligible employees may elect to participate in any Offering Period by enrolling as provided under the terms of the Purchase Plan. Once enrolled, a participating employee will automatically participate in each succeeding Offering Period unless such employee withdraws from the Offering Period. After the rate of payroll deductions for an Offering Period has been set by an employee, that rate continues to be effective for the remainder of the Offering Period (and for all subsequent Offering Periods in which the employee is automatically enrolled) unless otherwise changed by the employee. The employee may increase or lower the rate of payroll deductions for any subsequent Offering Period but may only lower the rate of payroll deductions during the current Purchase Period. Not more than one change may be made effective during any one Purchase Period.

In any given Purchase Period, no employee may purchase more than (a) twice the number of shares that could have been purchased with the payroll deductions if the purchase price were determined by using 85 percent of the fair market value of a share of the Company's common stock on the Offering Date or (b) the maximum number of shares set by the Board. In addition, no employee may purchase shares at a rate that, when aggregated with all other rights to purchase stock under all other employee stock purchase plans of the Company, or any parent or subsidiary of the Company, exceeds $25,000 in fair market value (determined on the Offering Date) for each year.

Purchase Price. The purchase price of shares that may be acquired in any Purchase Period under the Purchase Plan is 85 percent of the lesser of (a) the fair market value of the shares on the Offering Date of the Offering Period in which the participant is enrolled or (b) the fair market value of the shares on the Purchase Date. The fair market value of the common stock on a given date is the closing price of the common stock on the immediately preceding business day as quoted on the NASDAQ Global Select Market.

Purchase of Stock. The number of whole shares an employee may purchase in any Purchase Period is determined by dividing the total amount of payroll deductions withheld from the employee during the Purchase Period pursuant to the Purchase Plan by the price per share determined as described above, subject to the limitations described above. The purchase takes place automatically on the last market day of the Purchase Period.

Withdrawal. An employee may withdraw from any Offering Period at any time at least 15 days prior to the end of an Offering Period. No further payroll deductions for the purchase of shares will be made for the succeeding Offering Period unless the employee enrolls in the new Offering Period in the same manner as for initial participation in the Purchase Plan.

Termination of Employment. Termination of an employee's employment for any reason, including retirement or death, immediately cancels the employee's participation in the Purchase Plan. In such event, the payroll deductions credited to the employee's account will be returned to such employee or, in case of death, to the employee's legal representative.

Adjustment Upon Changes in Capitalization. The number of shares subject to any purchase, and the number of shares issuable under the Purchase Plan, is subject to adjustment in the event of a recapitalization of the Company's common stock. In the event of a proposed dissolution or liquidation of the Company, the Offering Period will terminate and the Board may, in its sole discretion, give participants the right to purchase shares that would not otherwise be purchasable until the last day of the applicable Purchase Period.

Tax Treatment of U.S.-based Participants. Participating employees in the U.S. will not recognize income for federal income tax purposes either upon enrollment in the Purchase Plan or upon the purchase of shares. All federal income tax consequences are deferred until a participating U.S. employee sells the shares, disposes of the shares by gift, or dies.

If shares are held for more than one year after the date of purchase and more than two years from the beginning of the applicable Offering Period, or if the employee dies while owning the shares, the employee realizes ordinary income on a sale (or a disposition by way of gift or upon death) to the extent of the lesser of: (i) 15 percent of the fair market value of the shares at the beginning of the Offering Period; or (ii) the actual gain (the amount by which the market value of the shares on the date of sale, gift or death, exceeds the purchase price). All additional gain upon the sale of shares is treated as long-term capital gain. If the shares are sold and the sale price is less than the purchase price, there is no ordinary income, and the employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or are otherwise disposed of, including by way of gift (but not death, bequest or inheritance), prior to the expiration of either the one-year or the two-year holding periods described above (in any case a "disqualifying disposition"), the employee will realize ordinary income at the time of sale or other disposition taxable to the extent that the fair market value of the shares at the date of purchase was greater than the purchase price. This excess will constitute ordinary income in the year of the sale or other disposition even if no gain is realized on the sale or if a gratuitous transfer is made. The difference, if any, between the proceeds of sale and the fair market value of the shares at the date of purchase is a capital gain or loss. Capital gains may be offset by capital losses, and up to $3,000 of capital losses in excess of capital gains may be offset annually against ordinary income. Ordinary income recognized by an employee upon a disqualifying disposition constitutes taxable compensation that will be reported on a W-2 form. The Company takes the position that any ordinary income recognized upon a sale or other disposition is not subject to withholding.

Tax Treatment of Non-U.S.-based Participants. For participants residing outside the U.S., the Company will assess its requirements regarding tax, social insurance and other applicable taxes in connection with participation in the Purchase Plan. These requirements may change from time to time as laws or interpretations change.

Tax Treatment of the Company. The Company is entitled to a deduction in connection with the disposition of shares acquired under the Purchase Plan only to the extent that the employee recognized ordinary income on a disqualifying disposition of the shares. The Company treats any transfer of record ownership of shares, including transfer to a broker or nominee or into "street name," as a disposition, unless it is notified to the contrary. In order to enable the Company to learn of disqualifying dispositions and ascertain the amount of the deductions to which it is entitled, employees are required to notify the Company in writing of the date and terms of any disposition of shares purchased under the Purchase Plan.

Proposed Amendment of the 2000 Employee Stock Purchase Plan

At the 2013 Annual Meeting, stockholders will be asked to increase by 7,000,000 the number of shares of the Company's common stock reserved for issuance under the Purchase Plan.

[THIS PAGE INTENTIONALLY LEFT BLANK]

2013 Annual Report on Form 10-K

Annual Report

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 000-17948

ELECTRONIC ARTS INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-2838567**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
209 Redwood Shores Parkway Redwood City, California	**94065**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(650) 628-1500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, $0.01 par value, held by non-affiliates of the registrant as of September 28, 2012, the last business day of our second fiscal quarter, was $2,979 million.

As of May 17, 2013 there were 302,634,354 shares of the registrant's common stock, $0.01 par value, outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its 2013 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

Annual Report

ELECTRONIC ARTS INC.
2013 FORM 10-K ANNUAL REPORT

Table of Contents

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, made in this Report are forward looking. Examples of forward-looking statements include statements related to industry prospects, our future economic performance including anticipated revenues and expenditures, results of operations or financial position, and other financial items, our business plans and objectives, including our intended product releases, and may include certain assumptions that underlie the forward-looking statements. We use words such as "anticipate," "believe," "expect," "intend," "estimate" (and the negative of any of these terms), "future" and similar expressions to help identify forward-looking statements. These forward-looking statements are subject to business and economic risk and reflect management's current expectations, and involve subjects that are inherently uncertain and difficult to predict. Our actual results could differ materially from those in the forward-looking statements. We will not necessarily update information if any forward-looking statement later turns out to be inaccurate. Risks and uncertainties that may affect our future results include, but are not limited to, those discussed under the heading "Risk Factors," beginning on page 12.

PART I

Item 1: *Business*

We develop, market, publish and distribute game software content and services that can be played by consumers on a variety of video game machines and electronic devices (which we call "platforms"), including:

- Video game consoles, such as the Sony PLAYSTATION 3, Microsoft Xbox 360 and Nintendo WiiU,
- Personal computers ("PCs")
- Mobile devices, such as the Apple iPhone and Google Android compatible phones,
- Tablets and electronic readers, such as the Apple iPad and the Amazon Kindle, and
- The Internet, including social networking sites such as Facebook.

Annual Report

Our Strategy

Our business continues to transform. Historically, we have derived most of our sales from disk-based video game products that are sold through retailers (we call these "packaged goods" products). Now, however, the fastest growing part of our business is delivering games directly to consumers through online and wireless networks. For example:

- Players can access online-delivered content and services as add-ons to our console and PC games;
- Consumers can download our PC games (and those of other publishers) directly through our Origin online platform, as well as through third-party online download stores and services, including through Sony's PlayStation Network and Microsoft's Xbox LIVE Marketplace;
- We provide games for mobile devices and Internet-only games such as our free-to-play offerings that are available only through online and wireless delivery; and
- We offer large-scale, massively multi-player online games and game services on a free-to-play and subscription basis.

At the same time, we have aggressively reduced the number of significant titles releases that we launch each year. In fiscal year 2009, we published over 60 packaged goods products, each of which was primarily a stand-alone game with few or no online features, and in each fiscal year since, we have launched fewer titles on consoles, while building additional online features, content and services around each one of our titles. In fiscal year 2013, we published 13 titles on video game consoles and PCs (each with additional online features, content and/or services) and we offered more than 22 titles for mobile and Internet platforms to take advantage of the growth opportunities on those platforms.

Brands

Our strategy is to develop our core intellectual properties (which we call "brands") into year-round businesses available on a range of platforms. We have created, licensed and acquired a strong portfolio of brands, which span a diverse range of categories, including action-adventure, casual, family, fantasy, first-person shooter, horror, science fiction, role-playing, racing, simulation, sports, and strategy. Our portfolio of brands includes wholly-owned brands such as Battlefield, Mass Effect, Need for Speed, The Sims, Bejeweled, and Plants v. Zombies. Our portfolio also includes brands based on licensed intellectual property including sports-based brands such as Madden NFL and FIFA.

A cornerstone of our brand strategy is to publish products that can be iterated, or sequeled, and that can be integrated across multiple game-playing devices. For example, a new edition of our most popular sports product, FIFA Soccer, is released each year for consoles, PCs, mobile phones, and tablets.

Platforms

Our ability to publish games across multiple platforms, through multiple distribution channels, and directly to consumers (online and wirelessly) has been, and will continue to be, another cornerstone of our business strategy. Technology advances continue to create new platforms and distribution opportunities for interactive entertainment and these technologies impact the way consumers play video games. We expect that new platforms will continue to grow the consumer base for our products while also providing competition for established video game platforms. Both Microsoft and Sony have announced their plans to release new video game console systems in 2013. In November 2012, Nintendo released its WiiU, which succeeded the Wii. EA is investing in products and services for these next-generation consoles. In the near term, we expect to continue to develop and market products and services for current-generation consoles including the Xbox 360 and PLAYSTATION 3, while also developing products and services for next-generation console systems. The success of our products and services for these next-generation consoles depends in part on the commercial success and adequate supply of these new consoles, our ability to accurately predict which platforms will be successful in the marketplace, and our ability to develop commercially successful products and services for these platforms.

Further, we are investing significantly in our own distribution platform, which consumers are already using to purchase and play games directly from us. Through online portals such as Origin, we are acquiring consumers of our games and game services directly, and establishing on-going relationships with them. Through these relationships, we are engaging them in their favorite brands across a number of devices, allowing them to communicate with their friends, and inviting them to try our other game experiences. We have generated substantial growth in new business models and alternative revenue streams (such as subscription, micro-transactions, and advertising) based on the continued expansion of our online and wireless platforms.

Significant Business Developments in Fiscal Year 2013

Digital Content Distribution and Services. Consumers are spending an ever-increasing portion of their money and time on interactive entertainment that is accessible online, or through mobile digital devices such as smart phones, or through social networks such as Facebook. We provide a variety of online-delivered products and services including through our Origin platform. Many of our games that are available as packaged goods products are also available through direct online download via the Internet. We also offer online-delivered content and services that are add-ons or related to our packaged goods products such as additional game content or enhancements of multiplayer services. Further, we provide other games, content and services that are available only via electronic delivery, such as Internet-only games and game services, and games for mobile devices.

Wireless and Internet Platforms; Casual and Mobile Games. Advances in technology have resulted in a variety of platforms for interactive entertainment. Examples include wireless technologies, streaming game services, and Internet-based platforms. These technologies, services and platforms grow the consumer base for our business and have led to the growth of casual and mobile gaming. Casual and mobile games are characterized by their mass appeal, simple controls, flexible monetization (including free-to-play and micro-transaction business models) and fun and approachable gameplay. These games appeal to a larger consumer demographic – including younger and older players and more female players – than video games played on console devices. We expect sales of casual and mobile games for wireless and other emerging platforms to continue to be an important part of our business.

Global Operations

We were initially incorporated in California in 1982. In September 1991, we were reincorporated under the laws of Delaware. Our principal executive offices are located at 209 Redwood Shores Parkway, Redwood City, California 94065 and our telephone number is (650) 628-1500.

We operate development studios (which develop products and perform other related functions) in North America, Europe, Asia and Australia. We also engage third parties to assist with the development of our games at their own development and production studios. Internationally, we conduct business through our international headquarters in Switzerland and have wholly-owned subsidiaries throughout the world, including offices in Europe, Australia, Asia and Latin America.

Our North America net revenue, which was primarily generated in the United States, was $1,701 million in fiscal year 2013, as compared to $1,991 million in fiscal year 2012 and $1,836 million in fiscal year 2011. International net revenue (revenue derived from countries other than Canada and the United States) decreased by 3 percent to $2,096 million, or 55 percent of total net revenue in fiscal year 2013, as compared to $2,152 million, or 52 percent of total net revenue in fiscal year 2012 and as compared to $1,753 million, or 49 percent of total net revenue in fiscal year 2011. The amounts of net revenue and long-lived assets attributable to each of our geographic regions for each of the last three fiscal years are set forth in Note 17 of the Notes to Consolidated Financial Statements, included in Item 8 of this report.

In fiscal year 2013, revenue from sales of *FIFA 13* represented approximately 17 percent of our total net revenue. In fiscal year 2012, revenue from sales of *FIFA 12* and *Battlefield 3* represented approximately 13 percent and 11 percent, respectively of our total net revenue. In fiscal year 2011, revenue from sales of *FIFA 11* represented approximately 11 percent of our total net revenue.

For the fiscal years ended March 31, 2013, 2012 and 2011, research and development expenses were $1,153 million, $1,180 million and $1,124 million, respectively.

Our Operating Structure

Our studios and development teams are organized around our Label structure. Each Label operates globally with dedicated game development teams. These Labels are supported by our Global Publishing Organization that is responsible for the distribution, sales, and marketing of our products, including strategic planning, operations, and manufacturing functions.

EA Games

EA Games is home to the largest number of our studios and development teams, which together create an expansive and diverse portfolio of games and related content and services marketed under the EA brand in categories such as action-adventure, role playing, racing and first-person shooter games. The EA Games portfolio consist primarily of wholly-owned intellectual properties and includes several established franchises such as Battlefield, Dead Space, and Need for Speed. These titles are developed primarily at our DICE (Sweden), Visceral (Redwood City) and Criterion (United Kingdom) studios. The EA Games portfolio also includes properties published under the BioWare brand. BioWare develops role-playing games, such as the Mass Effect and Dragon Age franchises, and the MMO role-playing game *Star Wars: The Old Republic*. BioWare games are developed primarily in Texas, Canada and California.

EA Games also contracts with external game developers to provide these developers with a variety of services including development assistance, publishing, and distribution of their games.

EA SPORTS

EA SPORTS develops a collection of sports-based video games and related content and services marketed under the EA SPORTS brand. EA SPORTS games range from simulated sports titles with realistic graphics based on real-world sports leagues, players, events and venues to more casual games with arcade-style gameplay and graphics. We have historically released new iterations of many of our EA SPORTS titles annually in connection with the commencement of a sports league's season or a major sporting event when appropriate. Our EA SPORTS franchises include FIFA, Madden NFL, NCAA Football, NHL Hockey, and Tiger Woods PGA Tour. EA SPORTS games are developed primarily in Canada and Florida.

Maxis

Maxis focuses on creating compelling games and related content and services for a mass audience. Maxis products include wholly-owned franchises such as The Sims and SimCity, and in fiscal 2013, we released titles in both of these franchises. Maxis games are primarily developed in California, Utah and the United Kingdom.

PopCap

PopCap develops easy-to-learn games that everyone can enjoy. PopCap games, including hits such as Bejeweled, Plants vs. Zombies, Peggle, and Bookworm, are characterized by their mass appeal, flexible monetization, and fun and approachable gameplay. PopCap games are developed primarily in Washington.

All Play

Our All Play Label develops interactive games for play on mobile devices and Internet platforms. Mobile games under the All Play Label are developed primarily at studios located in the United States, Canada, Romania, Australia and India. The All Play Label also offers games under the Pogo brand. Through our Pogo online service, we offer casual games such as card, puzzle and word games on www.pogo.com, as well as on other platforms. Pogo generates revenue through paid subscriptions, Internet-based advertising and sales of digital content. In addition, we have a licensing agreement with Hasbro, which provides us with the exclusive rights to create digital games for mobile and other platforms based on Hasbro's game intellectual properties, including MONOPOLY, SCRABBLE (for United States and Canada), YAHTZEE (excluding the Nordic countries), and GAME OF LIFE (excluding Japan). Hasbro games are developed within the All Play Label.

Competition

We compete with other video game companies for the leisure time and discretionary spending of consumers, as well as with providers of different forms of entertainment, such as motion pictures, television, social networking, online casual entertainment, and music. Our competitors vary in size from very small companies with limited resources to very large, diversified corporations with global operations and greater financial resources than ours. We also face competition from other video game companies and large media companies to obtain license agreements for the right to use some of the intellectual property included in our products.

Competition in Games for Console Devices

We compete directly with Sony, Microsoft and Nintendo, each of which develop and publish software for their respective console platforms. We also compete with numerous companies which, like us, develop and publish video games that operate on these consoles and on PCs. These competitors include Activision Blizzard, Take-Two Interactive, and Ubisoft. Diversified media companies such as Disney are also involved in software game publishing.

Competition in Games for Mobile Devices

The marketplace for mobile games is characterized by frequent product introductions, rapidly emerging new mobile platforms, new technologies, and new mobile application storefronts. As the penetration of mobile devices that feature fully-functional browsers and additional gaming capabilities continues to deepen, the demand for applications continues to increase and there are more mobile application storefronts through which developers can offer products. Mobile game applications are currently being offered by a wide range of competitors, including Capcom Mobile, DeNA, Gameloft, Glu Mobile, Gree, Rovio, and Zynga, and hundreds of smaller companies. We expect new competitors to enter the market and existing competitors to allocate more resources to develop and market competing applications. As a result, we expect competition in the mobile entertainment market to intensify.

Competition in Online Gaming Services

The online (*i.e.*, Internet-based) games market is characterized by frequent product introductions, new and evolving business models and new platforms. We expect new competitors to enter the market and existing competitors to allocate more resources toward developing online games services. As a result, we expect competition in the online game services market to intensify.

Our competitors in the online games market include major media companies, traditional video game publishing companies, and companies that specialize in online games including social networking game companies. In the MMO game business, our primary competitor is Activision Blizzard. Competing providers of other kinds of online games include Big Fish, King.com, Nexon, Tencent and Zynga and other providers of games on social networking platforms such as Facebook.

Intellectual Property

Like other entertainment companies, our business is based on the creation, acquisition, exploitation and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology, and other technology and trade secrets that we use to develop our games and to make them run properly. Other intellectual property is in the form of audio-visual elements that consumers can see, hear and interact with when they are playing our games – we call this form of intellectual property "content."

We develop products and services from wholly-owned intellectual properties we create within our own studios and obtain through acquisitions. In addition, we obtain content and intellectual property through licenses and service agreements such as those with sports leagues and players' associations, movie studios and performing talent, authors and literary publishers, music labels, music publishers and musicians. These agreements typically limit our use of the licensed rights in products for specific time periods. In addition, our products that play on game consoles and mobile devices, or other proprietary platforms may include technology that is owned by the device manufacturer or platform operator and licensed non-exclusively to us for use. We also license technology from other providers. While we may have renewal rights for some licenses, our business and the justification for the development of many of our products is dependent on our ability to continue to obtain the intellectual property rights from the owners of these rights on reasonable terms.

We actively engage in enforcement and other activities to protect our intellectual property. We typically own the copyright to our software code and content, as well as the brand or title name trademark under which our products are marketed. We register copyrights and trademarks in the United States and other countries as appropriate.

As with other forms of entertainment, our products are susceptible to unauthorized copying and piracy. We typically distribute our PC products using copy protection technology, digital rights management technology or other technological protection measures to prevent piracy and the use of unauthorized copies of our products. In addition, console manufacturers typically incorporate technological protections and other security measures in their consoles in an effort to prevent the use of unlicensed product. We are actively engaged in enforcement and other activities to protect against unauthorized copying and piracy, including monitoring online channels for distribution of pirated copies, and participating in various industry-wide enforcement initiatives, education programs and legislative activity around the world.

Significant Relationships

Channel Partners

Sony. Under the terms of agreements we have entered into with Sony Computer Entertainment Inc. and its affiliates, we are authorized to develop and distribute disk-based software products and online content compatible with the PlayStation 3. Pursuant to these agreements, we engage Sony to supply disks for our products.

Microsoft. Under the terms of agreements we have entered into with Microsoft Corporation and its affiliates, we are authorized to develop and distribute DVD-based software products and online content compatible with the Xbox 360.

Nintendo. Under the terms of agreements we have entered into with Nintendo Co., Ltd. and its affiliates, we are authorized to develop and distribute proprietary optical format disk products and online content compatible with the WiiU. Pursuant to these agreements, we engage Nintendo to supply WiiU proprietary optical format disk products for our products.

Under the agreements with each of Sony, Microsoft and Nintendo, we are provided with the non-exclusive right to use, for a fixed term and in a designated territory, technology that is owned by the console manufacturer in order to publish our games on such platform. Our transactions are made pursuant to individual purchase orders, which are accepted on a case-by case basis by Sony, Microsoft or Nintendo, as the case may be, and there are no minimum purchase requirements under the agreements. Many key commercial terms of our relationships with Sony, Microsoft and Nintendo – such as manufacturing terms, delivery times and approval conditions – are determined unilaterally, and are subject to change by the console manufacturers. We pay the console manufacturers a per-unit royalty for each unit manufactured and the console manufacturers pay us either a wholesale price or a percentage royalty on the revenue they derive from the distribution of our online content or services.

The platform license agreements also require us to indemnify the manufacturers with respect to all loss, liability and expense resulting from any claim against the manufacturer regarding our games and services, including any claims for patent, copyright or trademark infringement brought against the manufacturer. Each platform license may be terminated by the manufacturer if a breach or default by us is not cured after we receive written notice from the manufacturer, or if we become insolvent. The manufacturers are not obligated to enter into platform license agreements with us for any future consoles, products or services.

Apple, Google and Other App Stores. We have agreements to distribute our mobile applications through distribution partners worldwide, including Apple and Google. Consumers download our applications for their mobile devices and from third party-application storefronts. The distributor invoices the consumers either a one-time or subscription fee. If the application is a "free-to-download" application, the distributor invoices the consumer for micro-transactions that are purchased by the consumer within the application. Our distribution agreements establish the fees to be retained by the distributor for distributing our applications. These arrangements are typically terminable on short notice. The agreements generally do not obligate the distributors to market or distribute any of our applications.

Retailers

As our business becomes increasingly digital, more of our products and services are purchased over the Internet through Origin, our direct-to-consumer platform, or through digital downloads from third party retailers or through mobile application storefronts.

In North America and Europe, our largest markets, we sell packaged goods products to retailers, including mass market retailers (such as Wal-Mart), electronics specialty stores (such as Best Buy) or game software specialty stores (such as GameStop).

Our direct sales to GameStop Corp. represented approximately 13 percent, 15 percent and 16 percent of total net revenue in fiscal years 2013, 2012 and 2011, respectively. Our direct sales to Wal-Mart Stores, Inc. represented approximately 10 percent of total net revenue in fiscal year 2011. Our direct sales to Wal-Mart Stores, Inc. did not exceed 10 percent of net revenue for the fiscal years ended March 31, 2013 and 2012. We sell our products to GameStop Corp. and Wal-Mart Stores, Inc. pursuant to numerous and frequent individual purchase orders, which contain delivery and pricing terms. There are no minimum sales or purchase commitments between us and either GameStop or Wal-Mart.

Seasonality

Our business is highly seasonal with the highest levels of consumer demand and a significant percentage of our sales occurring in the holiday season quarter ending in December and a seasonal low in sales volume in the quarter ending in June. While our sales generally follow this seasonal trend, there can be no assurance that this trend will continue. In addition, we defer the recognition of a significant amount of net revenue related to our online-enabled games over an extended period of time. As a result, the quarter in which we generate the highest sales volume may be different than the quarter in which we recognize the highest amount of net revenue. Our results can also vary based on a number of factors, including title release dates, cancellation or delay of a key event or sports season to which our product release schedule is tied, consumer demand for our products, shipment schedules and our revenue recognition policies.

Government Regulation

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. In addition, laws and regulations relating to user privacy, data collection and retention, content, advertising and information security have been adopted or are being considered for adoption by many countries throughout the world.

Employees

As of March 31, 2013, we had approximately 9,300 regular, full-time employees, over 5,300 of whom were outside the United States. We believe that our ability to attract and retain qualified employees is a critical factor in the successful development of our products and that our future success will depend, in large measure, on our ability to continue to attract and retain qualified employees. Approximately 6 percent of our employees, all of whom work for DICE, our Swedish development studio, are represented by a union.

Executive Officers

The following table sets forth information regarding our executive officers as of May 22, 2013:

Name	Age	Position
Lawrence F. Probst III	62	Executive Chairman, Principle Executive Officer
Blake Jorgensen	53	Executive Vice President, Chief Financial Officer
Frank D. Gibeau	44	President, EA Labels
Peter R. Moore	58	Chief Operating Officer
Rajat Taneja	48	Chief Technology Officer
Patrick Söderlund	39	Executive Vice President, EA Games Label
Andrew Wilson	38	Executive Vice President, EA SPORTS
Joel Linzner	61	Executive Vice President, Business and Legal Affairs
Gabrielle Toledano	46	Executive Vice President and Chief Talent Officer
Kenneth A. Barker	46	Senior Vice President, Chief Accounting Officer
Stephen G. Bené	49	Senior Vice President, General Counsel and Corporate Secretary

Mr. Probst has been our Executive Chairman since March 18, 2013. Mr. Probst was employed by EA previously from 1984 to September 2008. He has served as Chairman of the Board of Directors since July 1994 and, from May 1991 until April 2007, also served as our Chief Executive Officer. Previously Mr. Probst served as President from 1991 until 1998. Mr. Probst serves as the Chairman of the Board of Directors of the U.S. Olympic Committee and is also a director of Blackhawk Networks Holdings, Inc. Mr. Probst holds a B.S. degree from the University of Delaware.

Mr. Jorgensen has served as Executive Vice President and Chief Financial Officer since September 2012. Prior to joining Electronic Arts, he served as Executive Vice President and Chief Financial Officer of Levi Strauss & Co. from July 2009 to August 2012. From June 2007 to June 2009, Mr. Jorgensen served as Executive Vice President and Chief Financial Officer of Yahoo! Inc. Mr. Jorgensen earned his M.B.A. from Harvard Business School and his Economics degree from Stanford University.

Mr. Gibeau was named President, EA Labels in August 2011. Prior to that time, he served as President, EA Games Label from June 2007. From September 2005 until June 2007, he was Executive Vice President, General Manager, North America Publishing. Mr. Gibeau has held various positions since joining the company in 1991. Mr. Gibeau holds a B.S. degree from the University of Southern California and an M.B.A. from Santa Clara University.

Mr. Moore was named President, Chief Operating Officer in August 2011. Prior to that time, he served as President, EA SPORTS, from September 2007. From January 2003 until he joined Electronic Arts, Mr. Moore was with Microsoft where he served as head of Xbox marketing and was later named as Corporate Vice President, Interactive Entertainment Business, Entertainment and Devices Division, a position in which he led both the Xbox and Games for Windows businesses. Mr. Moore holds a bachelor's degree from Keele University, United Kingdom, and a Master's degree from California State University, Long Beach.

Mr. Taneja has served as Chief Technology Officer since October 2011. Prior to joining Electronic Arts, Mr. Taneja spent 15 years with Microsoft Corporation where he most recently served as Vice President, Commerce Division in 2011 and General Manager and Corporate Vice President, Online Services Division from 2007 to 2011. Mr. Taneja earned his M.B.A. from Washington State University and his Electrical Engineering degree from Jadavpur University.

Mr. Söderlund was named Executive Vice President, EA Games Label in August 2011. From December 2010 to July 2011 he served as Executive Vice President, Group General Manager – FPS/Driving. Prior to that Mr. Söderlund held the position of Senior Vice President, EA Games Europe from September 2007 to December 2010 and the Chief Executive Officer of DICE until September 2007. Mr. Söderlund joined DICE in 2000. The studio was sold to Electronic Arts in October 2006.

Mr. Wilson was named Executive Vice President, EA SPORTS in August 2011. From March 2010 to August 2011, he served as Senior Vice President, EA SPORTS. Prior to that, Mr. Wilson held the position of Senior Vice President Global Online from September 2009 to March 2010 and Vice President, EA SPORTS from June 2008 to September 2009. Mr. Wilson has held various positions within the company since joining the Electronic Arts in May 2000.

Mr. Linzner has served as Executive Vice President, Business and Legal Affairs since March 2005. Prior to joining Electronic Arts in July 1999, Mr. Linzner served as outside litigation counsel to Electronic Arts and several other companies in the video game industry. Mr. Linzner earned his J.D. from Boalt Hall at the University of California, Berkeley, after graduating from Brandeis University. He is a member of the Bar of the State of California and is admitted to practice in the United States Supreme Court, the Ninth Circuit Court of Appeals and several United States District Courts.

Ms. Toledano was named Executive Vice President and Chief Talent Officer in October 2011. From April 2007 until October 2011, Ms. Toledano served as Executive Vice President, Human Resources and Facilities. From February 2006 until March 2007, Ms. Toledano held the position of Senior Vice President, Human Resources and Facilities. Ms. Toledano serves on the Board of Directors of the Society for Human Resource Management and Big City Mountaineers. Ms. Toledano earned both her undergraduate degree in Humanities and her graduate degree in Education from Stanford University.

Mr. Barker has served as Senior Vice President, Chief Accounting Officer since April 2006. From February 2012 to August 2012, he also served as Interim Chief Financial Officer. From June 2003 to April 2006, Mr. Barker held the position of Vice President, Chief Accounting Officer. Prior to joining Electronic Arts, Mr. Barker was employed at Sun Microsystems, Inc., as Vice President and Corporate Controller from October 2002 to June 2003 and Assistant Corporate Controller from April 2000 to September 2002. Prior to that, he was an audit partner at Deloitte & Touche. Mr. Barker graduated from the University of Notre Dame with a B.A. degree in Accounting.

Mr. Bené has served as Senior Vice President, General Counsel and Corporate Secretary since October 2004. Mr. Bené joined EA in March 1995. Mr. Bené earned his J.D. from Stanford Law School, and received his B.S. in Mechanical Engineering from Rice University. Mr. Bené is a member of the Bar of the State of California.

Investor Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, as amended, are available free of charge on the Investor Relations section of our website at http://ir.ea.com as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Except as expressly set forth in this Form 10-K annual report, the contents of our website are not incorporated into, or otherwise to be regarded as part of this report.

Item 1A. *Risk Factors*

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occurs, our business and financial performance could be harmed, our actual results could differ materially from our expectations and the market value of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may harm our business and financial performance.

Our business is intensely competitive and "hit" driven. If we do not deliver "hit" products and services, or if consumers prefer our competitors' products or services over our own, our operating results could suffer.

Competition in our industry is intense and we expect new competitors to continue to emerge throughout the world. Our competitors range from large established companies to emerging start-ups. In our industry, though many new products and services are regularly introduced, only a relatively small number of "hit" titles accounts for a significant portion of total revenue for the industry. We have significantly reduced the number of games that we develop, publish and distribute: in fiscal year 2011, we published 36 primary packaged goods titles, and in fiscal year 2014, we expect to release 11 major titles and plan to build additional online features, content and services around these titles. Publishing fewer titles means that we concentrate more of our development spending on each title, and driving "hit" titles often requires large marketing budgets and media spend. The underperformance of a title may have a large adverse impact on our financial results. Also, hit products or services offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause revenue generated from our products and services to fall below expectations.

In addition, both the online and mobile games marketplaces are characterized by frequent product introductions, relatively low barriers to entry, and new and evolving business methods, technologies and platforms for development. We expect competition in these markets to intensify. If our competitors develop and market more successful products or services, offer competitive products or services at lower price points or based on payment models perceived as offering a better value proposition (such as free-to-play or subscription-based models), or if we do not continue to develop consistently high-quality and well-received products and services, our revenue, margins, and profitability will decline.

Our operating results will be adversely affected if we do not consistently meet our product development schedules or if key events or sports seasons that we tie our product release schedules to are delayed or cancelled.

Our business is highly seasonal with the highest levels of consumer demand and a significant percentage of our sales occurring in the holiday quarter ending in December and a seasonal low in sales volume in the quarter ending in June. If we miss these key selling periods for any reason, including product delays, product cancellations, or delayed introduction of a new platform for which we have developed products, our sales will suffer disproportionately. Our ability to meet product development schedules is affected by a number of factors, including the creative processes involved, the coordination of large and sometimes geographically dispersed development teams required by the increasing complexity of our products and the platforms for which they are developed, and the need to fine-tune our products prior to their release. We have experienced development delays for our products in the past, which caused us to push back or cancel release dates. We also seek to release certain products in conjunction with specific events, such as the beginning of a sports season or major sporting event, or the release of a related movie. If a key event or sports season to which our product release schedule is tied were to be delayed or cancelled, our sales would also suffer disproportionately. In the future, any failure to meet anticipated production or release schedules would likely result in a delay of revenue and/or possibly a significant shortfall in our revenue, increase our development expense, harm our profitability, and cause our operating results to be materially different than anticipated.

Our industry is cyclical, driven by the periodic introduction of new video game hardware systems. As consumers transition to new console platforms, our operating results may be more volatile.

New video game hardware systems have historically been developed and released every few years, which causes the video game software market to be cyclical as well. The current cycle began with Microsoft's launch of the Xbox 360 in 2005, and continued in 2006 when Sony and Nintendo launched the PLAYSTATION 3 and the Wii, respectively. Both Microsoft and Sony have announced their plans to release new video game console systems in 2013. In November 2012, Nintendo released its WiiU, which succeeded the Wii. Recently, we have seen a decline in the market for current-generation video game systems, which we believe is being caused by consumers awaiting the availability of new console systems from Sony and Microsoft. This decline in sales of current-generation video game systems has caused a corresponding decline in the sales of packaged goods video game software for those systems.

In the near term, we expect to develop and market products and services for current-generation consoles including the Xbox 360 and PLAYSTATION 3, while also developing products and services for next-generation console systems. We do not control the introduction of these new console systems, nor can we predict with certainty the unit volumes of these new console systems that will be available at launch, or the rate at which consumers will purchase these new console systems. As a result, our operating results during this transitional period may be more volatile and will be difficult to predict.

Our business is dependent on the success and availability of video game hardware systems manufactured by third parties, as well as our ability to develop commercially successful products and services for these systems.

The success of our business is driven in part by the commercial success and adequate supply of these video game systems, personal computers and mobile phones/devices manufactured by third parties (which we refer to as "platforms"). Our success also depends on our ability to accurately predict which platforms will be successful in the marketplace, and our ability to develop commercially successful products and services for these platforms. We must make product development decisions and commit significant resources well in advance of anticipated platform release dates. A platform for which we are developing products and services may not succeed or may have a shorter life cycle than anticipated. If consumer demand for the platforms for which we are developing products and services is lower than our expectations, our revenue will suffer, we may be unable to fully recover the investments we have made in developing our products and services, and our financial performance will be harmed. Alternatively, a platform for which we have not devoted significant resources could be more successful than we had initially anticipated, causing us to miss out on meaningful revenue opportunities.

Our adoption of new business models could fail to produce our desired financial returns.

We are actively seeking to monetize game properties through a variety of new platforms and business models, including online distribution of full games and additional content, free-to-play games supported by advertising and/or micro-transactions on social networking services and subscription services. Forecasting our revenues and profitability for these new business models is inherently uncertain and volatile. Our actual revenues and profits for these businesses may be significantly greater or less than our forecasts. Additionally, these new business models could fail for one or more of our titles, resulting in the loss of our investment in the development and infrastructure needed to support these new business models, and the opportunity cost of diverting management and financial resources away from more successful businesses.

Technology changes rapidly in our business and if we fail to anticipate or successfully develop games for new platforms and services, adopt new distribution technologies or methods, or implement new technologies in our games, the quality, timeliness and competitiveness of our products and services will suffer.

Rapid technology changes in our industry require us to anticipate, sometimes years in advance, which technologies we must implement and take advantage of in order to make our products and services competitive in the market. We have invested, and in the future may invest, in new business strategies, technologies, products, and services. Such endeavors may involve significant risks and uncertainties, and no assurance can be given that the technology we choose to adopt and the platforms, products and services that we pursue will be successful and will not materially adversely affect our reputation, financial condition, and operating results.

Our product development usually starts with particular platforms and distribution methods in mind, and a range of technical development goals that we hope to be able to achieve. We may not be able to achieve these goals, or our competition may be able to achieve them more quickly and effectively than we can. In either case, our products and services may be technologically inferior to our competitors', less appealing to consumers, or both. If we cannot achieve our technology goals within the original development schedule of our products and services, then we may delay their release until these technology goals can be achieved, which may delay or reduce revenue and increase our development expenses. Alternatively, we may increase the resources employed in research and development in an attempt to accelerate our development of new technologies, either to preserve our product or service launch schedule or to keep up with our competition, which would increase our development expenses. We may also miss opportunities to adopt technology, or develop products and services for new platforms or services that become popular with consumers, which could adversely affect our revenues. It may take significant time and resources to shift our focus to such technologies or platforms, putting us at a competitive disadvantage.

We may experience outages and disruptions of our online services if we fail to maintain adequate operational services, security and supporting infrastructure.

As we increase our online products and services, including our online commerce and content delivery system Origin, we expect to continue to invest in technology services, hardware and software - including data centers, network services, storage and database technologies - to support existing services and to introduce new products and services including websites, ecommerce capabilities, online game communities and online game play services. Launching high profile games and services, and creating the appropriate support for online business initiatives is expensive and complex, and our execution could result in inefficiencies or operational failures, and increased vulnerability to cyber attacks, which, in turn, could result in the inability of consumers to use our products and services or otherwise diminish the quality of our products, services, and user experience. Cyber attacks could include denial-of-service, brute force or validation attacks impacting service availability and reliability; the exploitation of software vulnerabilities in Internet facing applications; social engineering of system administrators (tricking company employees into releasing control of their systems to a hacker); the introduction of malware into our systems with a view to steal confidential or proprietary data; or attempts to hijack consumer account information. Cyber attacks of increasing sophistication may be difficult to detect and could result in the theft of our intellectual property and consumer data, including personally identifiable information. Operational failures or successful cyber attacks could result in damage to our reputation and loss of current and potential users, subscribers, advertisers, and other business partners which could harm our business. In addition, we could be adversely impacted by outages and disruptions in the online platforms of our key business partners, who offer our products and services.

Our business could be adversely affected if our consumer protection and data privacy practices are not seen as adequate or there are breaches of our security measures or unintended disclosures of our consumer data.

There are several inherent risks to engaging in business online and directly with end consumers of our products and services. As we conduct more transactions online directly with consumers, we may be the victim of fraudulent transactions, including credit card fraud, which presents a risk to our revenues and potentially disrupts service to our consumers. In addition, we are collecting and storing more consumer information, including personal information and credit card information. We take measures to protect our consumer data from unauthorized access or disclosure. However, it is possible that our security controls over consumer data may not prevent the improper access or disclosure of personally identifiable information. A security breach that leads to disclosure of consumer account information (including personally identifiable information) could harm our reputation, compel us to comply with disparate breach notification laws in various jurisdictions and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. A resulting perception that our products or services do not adequately protect the privacy of personal information could result in a loss of current or potential consumers and business partners for our online offerings that require the collection of consumer data. Our key business partners also face these same risks and any security breaches of their systems could adversely impact our ability to offer our products and services through their platforms, resulting in a loss of meaningful revenues. In addition, the rate of privacy law-making is accelerating globally and the interpretation and application of consumer protection and data privacy laws in the United States, Europe and elsewhere are often uncertain, contradictory and in flux. As business practices are being challenged by regulators, private litigants, and consumer protection agencies around the world, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data and/or consumer protection practices. If so, this could result in increased litigation, government or court-imposed fines, judgments or orders requiring that we change our practices, which could have an adverse effect on our business and reputation. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

If we release defective products or services, our operating results could suffer.

Products and services such as ours are extremely complex software programs, and are difficult to develop and distribute. We have quality controls in place to detect defects in our products and services before they are released. Nonetheless, these quality controls are subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting defects in our products and services before they have been released into the marketplace. In such an event, we could be required to or may find it necessary to voluntarily recall a product or suspend the availability of the product or service, which could significantly harm our business and operating results.

Our business is subject to increasing regulation and the adoption of proposed legislation we oppose could negatively impact our business.

Legislation is continually being introduced in the United States and other countries to mandate rating requirements or set other restrictions on the advertisement or distribution of entertainment software based on content. In the United States, most courts, including the United States Supreme Court, that have ruled on such legislation have ruled in a manner favorable to the interactive entertainment industry. Some foreign countries have adopted ratings regulations and certain countries allow government censorship of entertainment software products. Adoption of government ratings system or restrictions on distribution of entertainment software based on content could harm our business by limiting the products we are able to offer to our customers and compliance with new and possibly inconsistent regulations for different territories could be costly or delay the release of our products.

As we increase the online delivery of our products and services, we are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. In addition, laws and regulations relating to user privacy, data collection and retention, content, advertising and information security have been adopted or are being considered for adoption by many countries throughout the world. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws or the application of these laws in an unanticipated manner may harm our business.

If we do not continue to attract and retain key personnel, we will be unable to effectively conduct our business.

The market for technical, creative, marketing and other personnel essential to the development and marketing of our products and management of our businesses is extremely competitive. Our leading position within the interactive entertainment industry makes us a prime target for recruiting of executives and key creative talent. If we cannot successfully recruit and retain the employees we need, or replace key employees following their departure, our ability to develop and manage our business will be impaired.

If our marketing and advertising efforts fail to resonate with our customers, our business and operating results could be adversely affected.

Our products are marketed worldwide through a diverse spectrum of advertising and promotional programs such as television and online advertising, print advertising, retail merchandising, website development and event sponsorship. Our ability to sell our products and services is dependent in part upon the success of these programs. If the marketing for our products and services fail to resonate with our customers, particularly during the critical holiday season or during other key selling periods, or if advertising rates or other media placement costs increase, these factors could have a material adverse impact on our business and operating results.

The majority of our sales are made to a relatively small number of key customers. If these customers reduce their purchases of our products or become unable to pay for them, our business could be harmed.

During the fiscal year ended March 31, 2013, approximately 61 percent of our North America sales were made to our top ten customers. In Europe, our top ten customers accounted for approximately 30 percent of our sales in that territory during the fiscal year ended March 31, 2013. Worldwide, we had direct sales to one customer, GameStop Corp., which represented approximately 13 percent of total net revenue for the fiscal year ended March 31, 2013. Though our products are available to consumers through a variety of retailers and directly through us, the concentration of our sales in one, or a few, large customers could lead to a short-term disruption in our sales if one or more of these customers significantly reduced their purchases or ceased to carry our products, and could make us more vulnerable to collection risk if one or more of these large customers became unable to pay for our products or declared bankruptcy. Additionally, our receivables from these large customers increase significantly in the December quarter as they make purchases in anticipation of the holiday selling season. Having such a large portion of our total net revenue concentrated in a few customers could reduce our negotiating leverage with these customers. If one or more of our key customers experience deterioration in their business, or become unable to obtain sufficient financing to maintain their operations, our business could be harmed.

Our channel partners have significant influence over the products and services that we offer on their platforms.

Our products and services are sold to customers, primarily through retailers and online through our channel partners, including Sony, Microsoft, Nintendo, Apple, Google and Facebook. In many cases, our channel partners set the rates that we must pay to provide our games and services through their online channels. These partners also have retained the flexibility to change their fee structures, or adopt different fee structures for their online channels, which could adversely impact our costs, profitability and margins.

Outside of the financial arrangements, our agreements with our channel partners typically give them significant control over other aspects of the distribution of our products and services that we develop for their platform. For example, our agreements with Sony, Microsoft and Nintendo typically give significant control to them over the approval, manufacturing and distribution of our products and services, which could, in certain circumstances, leave us unable to get our products and services approved, manufactured and provided to customers. Currently, a majority of our revenue is derived through sales on two hardware consoles that are wholly owned by others. 60%, 61% and 57% of our sales were for products and services on Sony's PLAYSTATION 3 and Microsoft's Xbox 360 consoles combined, for the years ended March 31, 2013, 2012 and 2011, respectively. For our digital products and services delivered direct to consumers via digital channels such as Sony's PlayStation Network, Microsoft's Xbox LIVE Marketplace, Apple's App Store, the Google Play store and Facebook, the channel partner has policies and guidelines that control the promotion and distribution of these titles and the features and functionalities that we are permitted to offer through the channel.

In addition, while we have negotiated agreements in place with our channel partners – these agreements reserve the right by our channel partners to determine and change unilaterally certain key terms and conditions, including the ability to change their user and developer policies and guidelines, which can negatively impact our business. If our channel partners establish terms that restrict our offerings through their channels, or significantly impact the financial terms on which these products or services are offered to our customers, our business could be harmed.

Acquisitions, investments and other strategic transactions could result in operating difficulties, dilution to our investors and other negative consequences.

We expect to continue making acquisitions or entering into other strategic transactions including (1) acquisitions of companies, businesses, intellectual properties, and other assets, (2) minority investments in strategic partners, and (3) investments in new interactive entertainment businesses (*e.g.*, online and mobile publishing platforms) as part of our long-term business strategy. These transactions involve significant challenges and risks including that the transaction does not advance our business strategy, that we do not realize a satisfactory return on our investment, that we acquire unknown liabilities, or that we experience difficulty in the integration of business systems and technologies, the integration and retention of new employees, or in the maintenance of key business and customer relationships of the businesses we acquire, or diversion of management's attention from our other businesses. These events could harm our operating results or financial condition.

Future acquisitions and investments could also involve the issuance of our equity and equity-linked securities (potentially diluting our existing stockholders), the incurrence of debt, contingent liabilities or amortization expenses, write-offs of goodwill, intangibles, or acquired in-process technology, or other increased cash and non-cash expenses, such as stock-based compensation. Any of the foregoing factors could harm our financial condition or prevent us from achieving improvements in our financial condition and operating performance that could have otherwise been achieved by us on a stand-alone basis. Our stockholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments.

If we are unable to maintain or acquire licenses to include intellectual property owned by others in our games, or to maintain or acquire the rights to publish or distribute games developed by others, we will sell fewer hit titles and our revenue, profitability and cash flows will decline. Competition for these licenses may make them more expensive and reduce our profitability.

Many of our products are based on or incorporate intellectual property owned by others. For example, our EA SPORTS products include rights licensed from major sports leagues and players' associations. Similarly, many other franchises are based on film and literary licenses and our Hasbro products are based on a license for certain of Hasbro's toy and game properties. Competition for these licenses and rights is intense. If we are unable to maintain these licenses and rights or obtain additional licenses or rights with significant commercial value, our revenues, profitability and cash flows will decline significantly. Competition for these licenses may also drive up the advances, guarantees and royalties that we must pay to licensors and developers, which could significantly increase our costs and reduce our profitability.

Our business is subject to risks generally associated with the entertainment industry, any of which could significantly harm our operating results.

Our business is subject to risks that are generally associated with the entertainment industry, many of which are beyond our control. These risks could negatively impact our operating results and include: the popularity, price and timing of our games and the platforms on which they are played; economic conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

We rely on business partners in many areas of our business and our business may be harmed if they are unable to honor their obligations to us.

We rely on various business partners, including third-party service providers, vendors, licensing partners, development partners, and licensees, among others, in many areas of our business. In many cases, these third parties are given access to sensitive and proprietary information in order to provide services and support to our teams. These third parties may misappropriate our information and engage in unauthorized use of it. The failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to our business operations. Further, disruptions in the financial markets and economic downturns may adversely affect our business partners and they may not be able to continue honoring their obligations to us. Some of our business partners are highly-leveraged or small businesses that may be particularly vulnerable. Alternative arrangements and services may not be available to us on commercially reasonable terms or we may experience business interruptions upon a transition to an alternative partner or vendor. If we lose one or more significant business partners, our business could be harmed.

We may be subject to claims of infringement of third-party intellectual property rights, which could harm our business.

From time to time, third parties may assert claims against us relating to patents, copyrights, trademarks, personal publicity rights, or other intellectual property rights to technologies, products or delivery/payment methods that are important to our business. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. For example, we may be subject to intellectual property infringement claims from certain individuals and companies who have acquired patent portfolios for the sole purpose of asserting such claims against other companies. In addition, many of our products are highly realistic and feature materials that are based on real world examples, which may be the subject of intellectual property infringement claims of others. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend. Such claims or litigations could require us to pay damages and other costs, stop selling the affected products, redesign those products to avoid infringement, or obtain a license, all of which could be costly and harm our business. In addition, many patents have been issued that may apply to potential new modes of delivering, playing or monetizing game software products and services, such as those that we produce or would like to offer in the future. We may discover that future opportunities to provide new and innovative modes of game play and game delivery to consumers may be precluded by existing patents that we are unable to license on reasonable terms.

From time to time we may become involved in other legal proceedings, which could adversely affect us.

We are currently, and from time to time in the future may become, subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, and disruptive to normal business operations. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on our business, operating results, or financial condition.

Our products are subject to the threat of piracy and unauthorized copying.

We take measures to protect our pre-release software and other confidential information from unauthorized access. A security breach that results in the disclosure of pre-release software or other confidential assets could lead or contribute to piracy of our games or otherwise compromise our product plans.

Further, entertainment software piracy is a persistent problem in our industry. The growth in peer-to-peer networks and other channels to download pirated copies of our products, the increasing availability of broadband access to the Internet and the proliferation of technology designed to circumvent the protection measures used with our products all have contributed to an expansion in piracy. Though we take technical steps to make the unauthorized copying of our products more difficult, as do the providers of the video game systems, personal computers and mobile phone/devices on which our games are played, these efforts may not be successful in controlling the piracy of our products.

While legal protections exist to combat piracy and other forms of unauthorized copying, preventing and curbing infringement through enforcement of our intellectual property rights may be difficult, costly and time consuming, particularly in countries where laws are less protective of intellectual property rights. Further, the scope of the legal protection of copyright and prohibitions against the circumvention of technological protection measures to protect copyrighted works are often under scrutiny by courts and governing bodies. The repeal or weakening of laws intended to combat piracy, protect intellectual property and prohibit the circumvention of technological protection measures could make it more difficult for us to adequately protect against piracy. These factors could have a negative effect on our growth and profitability in the future.

Our business is subject to currency fluctuations.

International sales are a fundamental part of our business. For the fiscal year ended March 31, 2013, international net revenue comprised 55 percent of our total net revenue. We expect international sales to continue to account for a significant portion of our total net revenue. Such sales may be subject to unexpected regulatory requirements, tariffs and other barriers. Additionally, foreign sales are primarily made in local currencies, which may fluctuate against the U.S. dollar. In addition, our foreign investments and our cash and cash equivalents denominated in foreign currencies are subject to currency fluctuations. We use foreign currency forward contracts to mitigate some foreign currency risk associated with foreign currency denominated monetary assets and liabilities (primarily certain intercompany receivables and payables) to a limited extent and foreign currency option contracts to hedge foreign currency forecasted transactions (primarily related to a portion of the revenue and expenses denominated in foreign currency generated by our operational subsidiaries). However, these activities are limited in the protection they provide us from foreign currency fluctuations and can themselves result in losses. In the past, the disruption in the global financial markets has impacted many of the financial institutions with which we do business, and we are subject to counterparty risk with respect to such institutions with whom we enter into hedging transactions. A sustained decline in the financial stability of financial institutions as a result of the disruption in the financial markets could negatively impact our treasury operations, including our ability to secure credit-worthy counterparties for our foreign currency hedging programs. Accordingly, our results of operations, including our reported net revenue, operating expenses and net income, and financial condition can be adversely affected by unfavorable foreign currency fluctuations, especially the Euro, British pound sterling and Canadian dollar.

We utilize debt financing and such indebtedness could adversely impact our business and financial condition.

In July 2011, we issued $632.5 million aggregate principal amount of 0.75% Convertible Senior Notes due 2016 (the "Notes"), resulting in debt service obligations on the Notes of approximately $5 million per year. In addition, in August 2012, we entered into an unsecured committed $500 million revolving credit facility. While the facility is currently undrawn, we may use the proceeds of any future borrowings for general corporate purposes. The credit facility contains affirmative, negative and financial covenants, including a maximum capitalization ratio and minimum liquidity requirements.

We intend to fulfill our debt service obligations from cash generated by our operations and from our existing cash and investments. We may enter into other financial instruments in the future.

Our indebtedness could have significant negative consequences. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to obtain additional financing;
- require the dedication of a substantial portion of any cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and our industry; and
- place us at a competitive disadvantage relative to our competitors with less debt.

We may not have enough available cash or be able to arrange for financing to pay such principal amount at the time we are required to make purchases of the Notes or convert the Notes. In addition, we may be required to use funds that are domiciled in foreign tax jurisdictions in order to make the cash payments upon any purchase or conversion of the Notes. If we were to choose to use such funds, we would be required to accrue and pay additional taxes on any portion of the repatriation where no United States income tax had been previously provided.

The hedge transactions and warrant transactions entered into in connection with the Notes may affect the value of the Notes and our common stock.

In connection with the offering of the Notes, we entered into privately-negotiated convertible note hedge transactions (the "Convertible Note Hedge") with certain counterparties ("Options Counterparties") to reduce the potential dilution with respect to our common stock upon conversion of the Notes. The Convertible Note Hedge covers, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of shares of common stock underlying the Notes. We also entered into separate, privately-negotiated warrant transactions with the certain counterparties whereby we sold to independent third parties warrants (the "Warrants") with the Option Counterparties relating to the same number of shares of our common stock, subject to customary anti-dilution adjustments.

The effect, if any, of these activities, including the direction or magnitude, on the market price of our common stock will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. Any of these activities could, however, adversely affect the market price of our common stock and the trading price of the Notes.

In addition, the Option Counterparties are financial institutions, and we will be subject to the risk that one or more of the Option Counterparties might default under the Convertible Note Hedge. Our exposure to the credit risk of the Option Counterparties will not be secured by any collateral. If any of the Option Counterparties becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at the time under the Convertible Note Hedge with such option counterparty. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in the market price and in the volatility of our common stock.

Changes in our tax rates or exposure to additional tax liabilities could adversely affect our earnings and financial condition.

We are subject to income taxes in the United States and in various foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, and in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain.

We are also required to estimate what our tax obligations will be in the future. Although we believe our tax estimates are reasonable, the estimation process and applicable laws are inherently uncertain, and our estimates are not binding on tax authorities. The tax laws' treatment of software and Internet-based transactions is particularly uncertain and in some cases currently applicable tax laws are ill-suited to address these kinds of transactions. Apart from an adverse resolution of these uncertainties, our effective tax rate also could be adversely affected by our profit levels, by changes in our business or changes in our structure resulting from the reorganization of our business and operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in applicable tax laws (in the United States or foreign jurisdictions), or changes in the valuation allowance for deferred tax assets, as well as other factors. Beginning in fiscal year 2009, we recorded a valuation allowance against most of our U.S. deferred tax assets. We expect to provide a valuation allowance on future U.S. tax benefits until we can sustain a level of profitability or until other significant positive evidence arises that suggest that these benefits are more likely than not to be realized. Further, our tax determinations are regularly subject to audit by tax authorities and developments in those audits could adversely affect our income tax provision. Should our ultimate tax liability exceed our estimates, our income tax provision and net income or loss could be materially affected.

We incur certain tax expenses that do not decline proportionately with declines in our consolidated pre-tax income or loss. As a result, in absolute dollar terms, our tax expense will have a greater influence on our effective tax rate at lower levels of pre-tax income or loss than at higher levels. In addition, at lower levels of pre-tax income or loss, our effective tax rate will be more volatile.

We are also required to pay taxes other than income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States and foreign jurisdictions. We are regularly under examination by tax authorities with respect to these non-income taxes. There can be no assurance that the outcomes from these examinations, changes in our business or changes in applicable tax rules will not have an adverse effect on our earnings and financial condition.

Furthermore, as we expand our international operations, adopt new products and new distribution models, implement changes to our operating structure or undertake intercompany transactions in light of changing tax laws, expiring rulings, acquisitions and our current and anticipated business and operational requirements, our tax expense could increase.

Our reported financial results could be adversely affected by changes in financial accounting standards.

Our reported financial results are impacted by the accounting standards promulgated by the SEC and national accounting standards bodies and the methods, estimates, and judgments that we use in applying our accounting policies. For example, accounting standards affecting software revenue recognition have affected and could continue to significantly affect the way we account for revenue related to our products and services. We recognize all of the revenue from bundled sales (*i.e.*, online-enabled games that include updates on a when-and-if-available basis or a matchmaking service) on a deferred basis over an estimated offering period. The Financial Accounting Standards Board ("FASB") is currently evaluating the accounting and financial reporting for revenue transactions. We believe the current proposal by the FASB would require us to materially change the way we account for revenue by requiring us to recognize more revenue upon delivery of the primary product than we currently do under current accounting standards.

As we enhance, expand and diversify our business and product offerings, the application of existing or future financial accounting standards, particularly those relating to the way we account for revenue and taxes, could have a significant adverse effect on our reported results although not necessarily on our cash flows.

Our stock price has been volatile and may continue to fluctuate significantly.

The market price of our common stock historically has been, and we expect will continue to be, subject to significant fluctuations. These fluctuations may be due to factors specific to us (including those discussed in the risk factors above, as well as others not currently known to us or that we currently do not believe are material), to changes in securities analysts' earnings estimates or ratings, to our results or future financial guidance falling below our expectations and analysts' and investors' expectations, to factors affecting the entertainment, computer, software, Internet, media or electronics industries, to our ability to successfully integrate any acquisitions we may make, or to national or international economic conditions. In particular, economic downturns may contribute to the public stock markets experiencing extreme price and trading volume volatility. These broad market fluctuations have and could continue to adversely affect the market price of our common stock.

In July 2012, we announced that our Board of Directors authorized a program to repurchase up to $500 million of our common stock. Our stock repurchases may be executed at market prices that may subsequently decline.

Item 1B: *Unresolved Staff Comments*

None.

Item 2: *Properties*

We own our 660,000-square-foot Redwood Shores headquarters facilities located in Redwood City, California which includes a product development studio and administrative and sales functions. We also own a 418,000-square-foot product development studio facility in Burnaby, Canada. In addition to the properties we own, we lease approximately 1.2 million square feet in North America and 0.6 million square feet in Europe and Asia at various research and development, sales and administration and distribution facilities, including leases for our research and development studios in Los Angeles, California and Orlando, Florida, and our distribution center in Louisville, Kentucky.

While we continually evaluate our facility requirements, we believe that suitable additional or substitute space will be available as needed to accommodate our future needs. For information regarding our lease commitments, see Note 12 of the Notes to Consolidated Financial Statements, included in Item 8 in this report.

We do not identify or allocate our assets by operating segment. For information on long-lived assets by geography, see Note 17 of the Notes to Consolidated Financial Statements, included in Item 8 in this report.

Item 3: *Legal Proceedings*

In June 2008, Geoffrey Pecover filed an antitrust class action in the United States District Court for the Northern District of California, alleging that EA obtained an illegal monopoly in a discreet antitrust market that consists of "league-branded football simulation video games" by bidding for, and winning, exclusive licenses with the NFL, Collegiate Licensing Company and Arena Football League. In December 2010, the district court granted the plaintiffs' request to certify a class of plaintiffs consisting of all consumers who purchased EA's Madden NFL, NCAA Football or Arena Football video games after 2005. In May 2012, the parties reached a settlement in principle to resolve all claims related to this action. As a result, we recognized a $27 million accrual for the fourth quarter of fiscal 2012 associated with the potential settlement. In July 2012, the plaintiffs filed a motion with the court to approve the settlement. On October 5, 2012, the court granted its preliminary approval of the settlement and held a hearing to consider the court's final approval of the settlement for February 7, 2013. As of the date of this filing, the Court has not issued an order granting its final approval of the settlement, although the Company expects that the Court will do so.

In March 2011, Robin Antonick filed a complaint in the United States District Court for the Northern District of California, alleging that he wrote the source code for the original John Madden Football game published by EA in 1988 and that EA used certain parts of that source code in later editions in the Madden franchise without compensating him. Mr. Antonick seeks compensatory damages in the amount of almost $6 million, plus approximately $10 million in prejudgment interest, in addition to punitive damages and disgorgement of profits. We believe that there is no merit to Mr. Antonick's claims. We further believe the likelihood of a judgment against us that includes punitive damages or the disgorgement of profits is very remote. The trial is scheduled to begin on June 17, 2013.

We are also subject to claims and litigation arising in the ordinary course of business. We do not believe that any liability from any reasonably foreseeable disposition of such claims and litigation, individually or in the aggregate, would have a material adverse effect on our Consolidated Financial Statements, included in Item 8 in this report.

Item 4: *Mine Safety Disclosures*

Not applicable.

PART II

Item 5: *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "EA". Our symbol changed from "ERTS" to "EA" on December 20, 2011. The following table sets forth the quarterly high and low sales price per share of our common stock from April 1, 2011 through March 31, 2013.

	Prices	
	High	Low
Fiscal Year Ended March 31, 2012:		
First Quarter	$24.42	$19.69
Second Quarter	25.05	17.62
Third Quarter	25.20	19.76
Fourth Quarter	21.30	16.34
Fiscal Year Ended March 31, 2013:		
First Quarter	$16.71	$11.89
Second Quarter	14.50	10.94
Third Quarter	15.42	11.91
Fourth Quarter	19.34	13.70


Annual Report

Holders

There were approximately 1,380 holders of record of our common stock as of May 17, 2013, and the closing price of our common stock was $22.21 per share as reported by the NASDAQ Global Select Market. In addition, we believe that a significant number of beneficial owners of our common stock hold their shares in street name.

Dividends

We have not paid any cash dividends and do not anticipate paying cash dividends in the foreseeable future.

Issuer Purchases of Equity Securities

Stock Repurchase Plan. In February 2011, our Board of Directors authorized a program to repurchase up to $600 million of our common stock over the following 18 months. We completed that program in April 2012. We repurchased approximately 32 million shares in the open market since under that program, including pursuant to pre-arranged stock trading plans. During the three months ended June 30, 2012, we repurchased and retired approximately 4 million shares of our common stock for approximately $71 million under that program.

In July 2012, our Board of Directors authorized a new program to repurchase up to $500 million of our common stock. Under this new program, we may purchase stock in the open market or through privately-negotiated transactions in accordance with applicable securities laws, including pursuant to pre-arranged stock trading plans. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities and other market conditions. We are not obligated to repurchase any specific number of shares under this program and it may be modified, suspended or discontinued at any time. During fiscal year 2013, we repurchased and retired approximately 22 million shares of our common stock for approximately $278 million under this new program.

During fiscal year 2013, we repurchased and retired approximately 26 million shares of our common stock for approximately $349 million under both programs.

The following table summarizes the number of shares repurchased in the fourth quarter of the fiscal year ended March 31, 2013:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Program (in millions)
January 1-31, 2013	793,205	$14.21	793,205	$224
February 1-28, 2013	152,441	$14.54	152,441	$222
March 1-31, 2013	—	$ —	—	$222
	945,646	$14.26	945,646	

Stock Performance Graph

The following information shall not be deemed to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference into a filing.

The following graph shows a five-year comparison of cumulative total returns during the period from March 31, 2008 through March 31, 2013, for our common stock, the S&P 500 Index (to which EA was added in July 2002), the NASDAQ Composite Index, and the RDG Technology Composite Index, each of which assumes an initial value of $100. Each measurement point is as of the end of each fiscal year ended March 31. The performance of our stock depicted in the following graph is not necessarily indicative of the future performance of our stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Electronic Arts Inc., the S&P 500 Index, the NASDAQ Composite Index,
and the RDG Technology Composite Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
3/08
3/09
3/10
3/11
3/12
3/13
Electronic Arts, Inc.
S&P 500
NASDAQ Composite
RDG Technology Composite


Annual Report

* Based on $100 invested on March 31, 2008 in stock or index, including reinvestment of dividends.

	March 31,					
	2008	**2009**	**2010**	**2011**	**2012**	**2013**
Electronic Arts Inc.	$100	$36	$ 37	$ 39	$ 33	$ 35
S&P 500 Index	100	62	93	107	116	133
NASDAQ Composite Index	100	67	106	125	140	151
RDG Technology Composite Index	100	69	111	127	147	147

Item 6: ***Selected Financial Data***

ELECTRONIC ARTS INC. AND SUBSIDIARIES

SELECTED FIVE-YEAR CONSOLIDATED FINANCIAL DATA

(In millions, except per share data)

STATEMENTS OF OPERATIONS DATA	Year Ended March 31, 2013	2012	2011	2010[a]	2009
Net revenue	$3,797	$4,143	$3,589	$3,654	$ 4,212
Cost of revenue	1,388	1,598	1,499	1,866	2,127
Gross profit	2,409	2,545	2,090	1,788	2,085
Total operating expenses	2,288	2,510	2,402	2,474	2,912
Operating income (loss)	121	35	(312)	(686)	(827)
Gains (losses) on strategic investments, net	39	—	23	(26)	(62)
Interest and other income (expense), net	(21)	(17)	10	6	34
Income (loss) before provision for (benefit from) income taxes	139	18	(279)	(706)	(855)
Provision for (benefit from) income taxes	41	(58)	(3)	(29)	233
Net income (loss)	$ 98	$ 76	$ (276)	$ (677)	$(1,088)
Net income (loss) per share:					
Basic	$ 0.32	$ 0.23	$ (0.84)	$ (2.08)	$ (3.40)
Diluted	$ 0.31	$ 0.23	$ (0.84)	$ (2.08)	$ (3.40)
Number of shares used in computation:					
Basic	310	331	330	325	320
Diluted	313	336	330	325	320

BALANCE SHEETS DATA	As of March 31, 2013	2012	2011	2010[a]	2009
Cash and cash equivalents	$1,292	$1,293	$1,579	$1,273	$ 1,621
Short-term investments	388	437	497	432	534
Marketable equity securities	—	119	161	291	365
Working capital	408	489	1,031	1,011	1,984
Total assets	5,070	5,491	4,928	4,646	4,678
0.75% convertible senior notes due 2016, net	559	539	—	—	—
Other long-term liabilities	327	374	363	343	408
Total liabilities	2,803	3,033	2,364	1,917	1,544
Total stockholders' equity	2,267	2,458	2,564	2,729	3,134

(a) Beginning in fiscal 2010, due to the adoption of certain contemporaneous amendments issued by the FASB to Accounting Standard Codification ("ASC") 805, *Business Combinations*, we began to accrue acquisition-related contingent consideration and capitalize acquired in-process technology. Prior to the adoption of these amendments, we accrued acquisition-related contingent consideration only when the contingency was settled as part of the purchase price of the business combination and expensed acquired in-process technology immediately after acquisition.

Item 7: *Management's Discussion and Analysis of Financial Condition and Results of Operations*

OVERVIEW

The following overview is a high-level discussion of our operating results, as well as some of the trends and drivers that affect our business. Management believes that an understanding of these trends and drivers is important in order to understand our results for the fiscal year ended March 31, 2013, as well as our future prospects. This summary is not intended to be exhaustive, nor is it intended to be a substitute for the detailed discussion and analysis provided elsewhere in this Form 10-K, including in the "Business" section and the "Risk Factors" above, the remainder of "Management's Discussion and Analysis of Financial Condition and Results of Operations," or the Consolidated Financial Statements and related Notes.

About Electronic Arts

We develop, market, publish and distribute game software content and services that can be played by consumers on a variety of platforms, including video game consoles (such as the Sony PLAYSTATION 3, Microsoft Xbox 360, and Nintendo WiiU), personal computers, mobile devices (such as the Apple iPhone and Google Android compatible phones), tablets and electronic readers (such as the Apple iPad and Amazon Kindle), and the Internet. Our ability to publish games across multiple platforms, through multiple distribution channels, and directly to consumers (online and wirelessly) has been, and will continue to be, a cornerstone of our product strategy. We have generated substantial growth in new business models and alternative revenue streams (such as subscription, micro-transactions, and advertising) based on the continued expansion of our online and wireless product and service offerings. Some of our games are based on our wholly-owned intellectual property (*e.g.*, Battlefield, Mass Effect, Need for Speed, The Sims, Bejeweled, and Plants v. Zombies), and some of our games are based on content that we license from others (*e.g.*, FIFA and Madden NFL). Our goal is to turn our core intellectual properties into year-round businesses available on a range of platforms. Our products and services may be purchased through physical and online retailers, platform providers such as console manufacturers and mobile carriers via digital downloads, as well as directly through our own distribution platform, including online portals such as Origin.

Financial Results

Total net revenue for the fiscal year ended March 31, 2013 was $3,797 million, down $346 million as compared to the fiscal year ended March 31, 2012. At March 31, 2013, deferred net revenue associated with sales of online-enabled games decreased by $4 million as compared to March 31, 2012, directly increasing the amount of reported net revenue during the fiscal year ended March 31, 2013. At March 31, 2012, deferred net revenue associated with sales of online-enabled games increased by $43 million as compared to March 31, 2011, directly reducing the amount of reported net revenue during the fiscal year ended March 31, 2012. Without these changes in deferred net revenue, reported net revenue would have decreased by approximately $393 million during fiscal year 2013 as compared to fiscal year 2012. Net revenue for fiscal year 2013 was driven by *FIFA 13, Battlefield 3* and *FIFA 12*.

Net income for the fiscal year ended March 31, 2013 was $98 million as compared to a net income of $76 million for the fiscal year ended March 31, 2012. Diluted earnings per share for the fiscal year ended March 31, 2013 was $0.31 as compared to a diluted earnings per share of $0.23 for the fiscal year ended March 31, 2012. Net income increased for fiscal year 2013 as compared to fiscal year 2012 primarily as a result of (1) a $39 million gain on strategic investment from the sale of our investment in Neowiz and (2) a $222 million decrease in operating expenses. The increase in net income was partially offset by (1) a $136 million decrease in gross profit due to an 8 percent decrease in net revenue and (2) a $99 million increase in the provision for income taxes.

Trends in Our Business

Next-generation Console Systems. Both Microsoft and Sony have announced their plans to release new video game console systems in 2013. In addition, in November 2012, Nintendo released its WiiU, which succeeded the Wii. EA is investing in products and services for these next-generation consoles. In the near term, we expect to continue to develop and market products and services for current-generation consoles including the Xbox 360 and PLAYSTATION 3 while also developing products and services for next-generation console systems. The success of our products and services for these next generation consoles depends in part on the commercial success and adequate supply of these new consoles, our ability to accurately predict which platforms will be successful in the marketplace, and our ability to develop commercially successful products and services for these platforms.

Digital Content Distribution and Services. Consumers are spending an ever-increasing portion of their money and time on interactive entertainment that is accessible online, or through mobile digital devices such as smart phones, or through social networks such as Facebook. We provide a variety of online-delivered products and services including those available through our Origin platform. Many of our games that are available as packaged goods products are also available through direct online download via the Internet. We also offer online-delivered content and services that are add-ons or related to our packaged goods products such as additional game content or enhancements of multiplayer services. Further, we provide other games, content and services that are available only via electronic delivery, such as Internet-only games and game services, and games for mobile devices.

We significantly increased the revenue that we derive from wireless, Internet-derived and advertising (digital) products and services from $1,159 million in fiscal year 2012 to $1,440 million in fiscal year 2013 and we expect this portion of our business to continue to grow in fiscal 2014 and beyond.

Wireless and Internet Platforms; Casual and Mobile Games. Advances in technology have resulted in a variety of platforms for interactive entertainment. Examples include wireless technologies, streaming game services, and Internet-based platforms. These technologies, services and platforms grow the consumer base for our business and have led to the growth of casual and mobile gaming. Casual and mobile games are characterized by their mass appeal, simple controls, flexible monetization (including free-to-play and micro-transaction business models) and fun and approachable gameplay. These games appeal to a larger consumer demographic–including younger and older players and more female players–than video games played on console devices. We expect sales of casual and mobile games for wireless and other emerging platforms to continue to be an important part of our business.

Concentration of Sales Among the Most Popular Games. We see a larger portion of packaged goods games sales concentrated on the most popular titles, and those titles are typically sequels of prior games. We have responded to this trend by significantly reducing the number of games that we produce to provide greater focus on our most promising intellectual properties. We published 36 primary packaged goods titles in fiscal year 2011, 22 in fiscal year 2012, 13 in fiscal year 2013, and in fiscal year 2014, we expect to release 11 major titles.

Evolving Sales Patterns. Our business has evolved from a traditional packaged goods business model to one where our games are played on a variety of platforms including mobile devices and social networking sites. Our strategy is to transform our core intellectual properties into year-round businesses, with a steady flow of downloadable content and extensions on new platforms. Our increasingly digital, multi-platform business no longer reflects the retail sales patterns associated with traditional packaged goods launches. For example, we offer our consumers additional services and/or additional content available through online services to further enhance the gaming experience and extend the time that consumers play our games after their initial purchase. Our casual and mobile games offer free-to-play and micro-transaction models. The revenue we derive from these services has become increasingly more significant year-over-year. Our service revenue represented 24 percent, 13 percent, and 8 percent of total net revenue in fiscal year 2013, 2012, and 2011, respectively.

Recent Developments

Stock Repurchase Program. In July 2012, our Board of Directors authorized a program to repurchase up to $500 million of our common stock. Under this program, we may purchase stock in the open market or through privately-negotiated transactions in accordance with applicable securities laws, including pursuant to pre-arranged stock trading plans. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities and other market conditions. We are not obligated to repurchase any specific number of shares under this program and it may be modified, suspended or discontinued at any time. During fiscal year 2013, we repurchased and retired approximately 22 million shares of our common stock for approximately $278 million under this new program.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting periods. The policies discussed below are considered by management to be critical because they are not only important to the portrayal of our financial condition and results of operations, but also because application and interpretation of these policies requires both management judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue Recognition, Sales Returns and Allowances, and Bad Debt Reserves

We derive revenue principally from sales of interactive software games, and related content and services on (1) video game consoles (such as the PLAYSTATION 3, Xbox 360 and WiiU) and PCs, (2) mobile devices (such as the Apple iPhone and Google Android compatible phones), and (3) tablets and electronic readers (such as the Apple iPad and Amazon Kindle). We evaluate revenue recognition based on the criteria set forth in FASB Accounting Standards Codification ("ASC") 605, *Revenue Recognition* and ASC 985-605, *Software: Revenue Recognition*. We classify our revenue as either product revenue or service and other revenue.

Product revenue. Our product revenue includes revenue associated with the sale of software games or related content, whether delivered via a physical disc (*e.g.*, packaged goods) or via the Internet (*e.g.*, full-game downloads, micro-transactions), and licensing of game software to third-parties. Product revenue also includes revenue from mobile full game downloads that do not require our hosting support, and sales of tangible products such as hardware, peripherals, or collectors' items.

Service and other revenue. Our service revenue includes revenue recognized from time-based subscriptions and games or related content that requires our hosting support in order to utilize the game or related content (*i.e.*, cannot be played without an Internet connection). This includes (1) entitlements to content that are accessed through hosting services (*e.g.*, micro-transactions for Internet-based, social network and mobile games), (2) massively multi-player online ("MMO") games (both software game and subscription sales), (3) subscriptions for our Pogo-branded online game services, and (4) allocated service revenue from sales of software games with an online service element (*i.e.*, "matchmaking" service). Our other revenue includes advertising and non-software licensing revenue.

With respect to the allocated service revenue from sales of software games with a matchmaking service mentioned above, our allocation of proceeds between product and service revenue for presentation purposes is based on management's best estimate of the selling price of the matchmaking service with the residual value allocated to product revenue. Our estimate of the selling price of the matchmaking service is comprised of several factors including, but not limited to, prior selling prices for the matchmaking service, prices charged separately by other third-party vendors for similar service offerings, and a cost-plus-margin approach. We review the estimated selling price of the online matchmaking service on a regular basis and use this methodology consistently to allocate revenue between product and service for software game sales with a matchmaking service.

We evaluate and recognize revenue when all four of the following criteria are met:

- *Evidence of an arrangement.* Evidence of an agreement with the customer that reflects the terms and conditions to deliver the related products or services must be present.

- *Fixed or determinable fee.* If a portion of the arrangement fee is not fixed or determinable, we recognize revenue as the amount becomes fixed or determinable.
- *Collection is deemed probable.* Collection is deemed probable if we expect the customer to be able to pay amounts under the arrangement as those amounts become due. If we determine that collection is not probable as the amounts become due, we generally conclude that collection becomes probable upon cash collection.
- *Delivery.* Delivery is considered to occur when a product is shipped and the risk of loss and rewards of ownership have transferred to the customer. For digital downloads, delivery is considered to occur when the software is made available to the customer for download. For services and other, delivery is generally considered to occur as the service is delivered, which is determined based on the underlying service obligation.

Online-Enabled Games

The majority of our software games can be connected to the Internet whereby a consumer may be able to download unspecified content or updates on a when-and-if-available basis ("unspecified updates") for use with the original game software. In addition, we may also offer an online matchmaking service that permits consumers to play against each other via the Internet without a separate fee. U.S. GAAP requires us to account for the consumer's right to receive unspecified updates or the matchmaking service for no additional fee as a "bundled" sale, or multiple-element arrangement.

We have an established historical pattern of providing unspecified updates to online-enabled software games (*e.g.*, player roster updates to *Madden NFL 13*) at no additional charge to the consumer. We do not have vendor specific objective evidence of fair value ("VSOE") for these unspecified updates, and thus, as required by U.S. GAAP, we recognize revenue from the sale of these online-enabled games over the period we expect to offer the unspecified updates to the consumer ("estimated offering period").

Estimated Offering Period

The offering period is not an explicitly defined period and thus, we recognize revenue over an estimated offering period, which is generally estimated to be six months beginning in the month after delivery.

Determining the estimated offering period is inherently subjective and is subject to regular revision based on historical online usage. For example, in determining the estimated offering period for unspecified updates associated with our online-enabled games, we consider the period of time consumers are online as online connectivity is required. During the first quarter of each fiscal year, we review consumers' online gameplay of all online-enabled games that have been released 12 to 24 months prior to the evaluation date. For example, if our evaluation date is April 1, 2013, we evaluate all online-enabled games released between April 1, 2011 and March 31, 2012. Based on this population of games, for all players that register the game online within the first six months of release of the game to the general public, we compute the weighted-average number of days for each online-enabled game, based on when a player initially registers the game online to when that player last plays the game online. We then compute the weighted-average number of days for all online-enabled games by multiplying the weighted-average number of days for each online-enabled game by its relative percentage of total units sold from these online-enabled games (*i.e.*, a game with more units sold will have a higher weighting to the overall computation than a game with fewer units sold). Under a similar computation, we also consider the estimated period of time between the date a game unit is sold to a reseller and the date the reseller sells the game unit to an end consumer. Based on the sum of these two calculations, we then consider the results from prior years, known online gameplay trends, as well as disclosed service periods for competitors' games to determine the estimated offering period for future sales. Similar computations are also made for the estimated service period related to our MMO games, which is generally estimated to be eighteen months. We are currently evaluating our estimated offering period for fiscal 2014.

While we consistently apply this methodology, inherent assumptions used in this methodology include which online-enabled games to sample, whether to use only units that have registered online, whether to weight the number of days for each game, whether to weight the days based on the units sold of each game, determining the period of time between the date of sale to reseller and the date of sale to the consumer and assessing online gameplay trends.

Other Multiple-Element Arrangements

In some of our multiple element arrangements, we sell tangible products with software and/or software-related offerings. These tangible products are generally either peripherals or ancillary collectors' items, such as figurines and comic books. Revenue for these arrangements is allocated to each separate unit of accounting for each deliverable using the relative selling prices of each deliverable in the arrangement based on the selling price hierarchy described below. If the arrangement contains more than one software deliverable, the arrangement consideration is allocated to the software deliverables as a group and then allocated to each software deliverable in accordance with ASC 985-605.

We determine the selling price for a tangible product deliverable based on the following selling price hierarchy: VSOE (*i.e.*, the price we charge when the tangible product is sold separately) if available, third-party evidence ("TPE") of fair value (*i.e.*, the price charged by others for similar tangible products) if VSOE is not available, or our best estimate of selling price ("BESP") if neither VSOE nor TPE is available. Determining the BESP is a subjective process that is based on multiple factors including, but not limited to, recent selling prices and related discounts, market conditions, customer classes, sales channels and other factors. In accordance with ASC 605, provided the other three revenue recognition criteria other than delivery have been met, we recognize revenue upon delivery to the customer as we have no further obligations.

We must make assumptions and judgments in order to (1) determine whether and when each element is delivered, (2) determine whether VSOE exists for each undelivered element, and (3) allocate the total price among the various elements, as applicable. Changes to any of these assumptions and judgments, or changes to the elements in the arrangement, could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Sales Returns and Allowances and Bad Debt Reserves

We reduce revenue primarily for estimated future returns and price protection which may occur with our distributors and retailers ("channel partners"). Price protection represents our practice to provide our channel partners with a credit allowance to lower their wholesale price on a particular product in the channel. The amount of the price protection is generally the difference between the old wholesale price and the new reduced wholesale price. In certain countries for our PC and console packaged goods software products, we also have a practice of allowing channel partners to return older software products in the channel in exchange for a credit allowance. As a general practice, we do not give cash refunds.

When evaluating the adequacy of sales returns and price protection allowances, we analyze the following: historical credit allowances, current sell-through of our channel partner's inventory of our software products, current trends in retail and the video game industry, changes in customer demand, acceptance of our software products, and other related factors. In addition, we monitor the volume of sales to our channel partners and their inventories, as substantial overstocking in the distribution channel could result in high returns or higher price protection in subsequent periods.

In the future, actual returns and price protections may materially exceed our estimates as unsold software products in the distribution channels are exposed to rapid changes in consumer preferences, market conditions or technological obsolescence due to new platforms, product updates or competing software products. While we believe we can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, if our estimates change, our returns and price protection allowances would change and would impact the total net revenue, accounts receivable and deferred net revenue that we report.

We determine our allowance for doubtful accounts by evaluating the following: customer creditworthiness, current economic trends, historical experience, age of current accounts receivable balances, changes in financial condition or payment terms of our customers. Significant management judgment is required to estimate our allowance for doubtful accounts in any accounting period. The amount and timing of our bad debt expense and cash collection could change significantly as a result of a change in any of the evaluation factors mentioned above.

Fair Value Estimates

The preparation of financial statements in conformity with U.S. GAAP often requires us to determine the fair value of a particular item in order to fairly present our financial statements. Without an independent market or another representative transaction, determining the fair value of a particular item requires us to make several assumptions that are inherently difficult to predict and can have a material impact on the accounting.

There are various valuation techniques used to estimate fair value. These include (1) the market approach where market transactions for identical or comparable assets or liabilities are used to determine the fair value, (2) the income approach, which uses valuation techniques to convert future amounts (for example, future cash flows or future earnings) to a single present value amount, and (3) the cost approach, which is based on the amount that would be required to replace an asset. For many of our fair value estimates, including our estimates of the fair value of acquired intangible assets, we use the income approach. Using the income approach requires the use of financial models, which require us to make various estimates including, but not limited to (1) the potential future cash flows for the asset or liability being measured, (2) the timing of receipt or payment of those future cash flows, (3) the time value of money associated with the expected receipt or payment of such cash flows, and (4) the inherent risk associated with the cash flows (risk premium). Making these cash flow estimates is inherently difficult and subjective, and if any of the estimates used to determine the fair value using the income approach turns out to be inaccurate, our financial results may be negatively impacted. Furthermore, relatively small changes in many of these estimates can have a significant impact to the estimated fair value resulting from the financial models or the related accounting conclusion reached. For example, a relatively small change in the estimated fair value of an asset may change a conclusion as to whether an asset is impaired.

While we are required to make certain fair value assessments associated with the accounting for several types of transactions, the following areas are the most sensitive to these assessments:

Business Combinations. We must estimate the fair value of assets acquired, liabilities and contingencies assumed, acquired in-process technology, and contingent consideration issued in a business combination. Our assessment of the estimated fair value of each of these can have a material effect on our reported results as intangible assets are amortized over various estimated useful lives. Furthermore, a change in the estimated fair value of an asset or liability often has a direct impact on the amount we recognize as goodwill, which is an asset that is not amortized. Determining the fair value of assets acquired requires an assessment of the highest and best use or the expected price to sell the asset and the related expected future cash flows. Determining the fair value of acquired in-process technology also requires an assessment of our expectations related to the use of that asset. Determining the fair value of an assumed liability requires an assessment of the expected cost to transfer the liability. Determining the fair value of contingent consideration requires an assessment of the probability-weighted expected future cash flows over the period in which the obligation is expected to be settled, and applying a discount rate that appropriately captures the risk associated with the obligation. The significant unobservable input used in the fair value measurement of the contingent consideration payable are forecasted earnings. Significant changes in forecasted earnings would result in significantly higher or lower fair value measurement. This fair value assessment is also required in periods subsequent to a business combination. Such estimates are inherently difficult and subjective and can have a material impact on our Consolidated Financial Statements.

Assessment of Impairment of Goodwill, Intangibles, and Other Long-Lived Assets. Current accounting standards require that we assess the recoverability of our finite lived acquisition-related intangible assets and other long-lived assets whenever events or changes in circumstances indicate the remaining value of the assets recorded on our Consolidated Balance Sheets is potentially impaired. In order to determine if a potential impairment has occurred, management must make various assumptions about the estimated fair value of the asset by evaluating future business prospects and estimated future cash flows. For some assets, our estimated fair value is dependent upon predicting which of our products will be successful. This success is dependent upon several factors, which are beyond our control, such as which operating platforms will be successful in the marketplace. Also, our revenue and earnings are dependent on our ability to meet our product release schedules.

In assessing impairment on our goodwill, we first analyze qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The qualitative factors we assess include long-term prospects of our performance, share price trends, and Company specific events. If we conclude it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, we do not need to perform the two-step impairment test. If based on that assessment, we believe it is more likely than not that the fair value of the reporting unit is less than its carrying value, a two-step goodwill impairment test will be performed. The first step measures for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to the individual assets and liabilities within each reporting unit. Reporting units are determined by the components of operating segments that constitute a business for which (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. We determined that it was more likely than not that the fair value of our reporting unit exceeded its carrying amount, and, as such, we did not need to perform the two-step impairment test.

To determine the fair value of each reporting unit used in the first step, we use the market approach, which utilizes comparable companies' data, the income approach, which utilizes discounted cash flows, or a combination thereof. Determining whether an event or change in circumstances does or does not indicate that the fair value of a reporting unit is below its carrying amount is inherently subjective. Each step requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates, tax rates, and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on a weighted average cost of capital, future economic and market conditions and determination of appropriate market comparables. As of our last annual assessment of goodwill in the fourth quarter of fiscal year 2013, we concluded that the estimated fair value of our reporting unit significantly exceeded its carrying amount and we have not identified any indicators of impairment since that assessment. Our estimates for market growth, our market share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business.

Our business consists of developing, marketing and distributing video game software using both established and emerging intellectual properties and our forecasts for emerging intellectual properties are based upon internal estimates and external sources rather than historical information and have an inherently higher risk of inaccuracy. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable, but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Royalties and Licenses

Our royalty expenses consist of payments to (1) content licensors, (2) independent software developers, and (3) co-publishing and distribution affiliates. License royalties consist of payments made to celebrities, professional sports organizations, movie studios and other organizations for our use of their trademarks, copyrights, personal publicity rights, content and/or other intellectual property. Royalty payments to independent software developers are payments for the development of intellectual property related to our games. Co-publishing and distribution royalties are payments made to third parties for the delivery of products.

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of revenue generally at the greater of the contractual rate or an effective royalty rate based on the total projected net revenue for contracts with guaranteed minimums. Significant judgment is required to estimate the effective royalty rate for a particular contract. Because the computation of effective royalty rates requires us to project future revenue, it is inherently subjective as our future revenue projections must anticipate a number of factors, including (1) the total number of titles subject to the contract, (2) the timing of the release of these titles, (3) the number of software units we expect to sell, which can be impacted by a number of variables, including product quality, the timing of the title's release and competition, and (4) future pricing. Determining the effective royalty rate for our titles is particularly challenging due to the inherent difficulty in predicting the popularity of entertainment products. Furthermore, if we conclude that we are unable to make a reasonably reliable forecast of projected net revenue, we recognize royalty expense at the greater of contract rate or on a straight-line basis over the term of the contract. Accordingly, if our future revenue projections change, our effective royalty rates would change, which could impact the amount and timing of royalty expense we recognize.

Prepayments made to thinly capitalized independent software developers and co-publishing affiliates are generally made in connection with the development of a particular product, and therefore, we are generally subject to development risk prior to the release of the product. Accordingly, payments that are due prior to completion of a product are generally expensed to research and development over the development period as the services are incurred. Payments due after completion of the product (primarily royalty-based in nature) are generally expensed as cost of revenue.

Our contracts with some licensors include minimum guaranteed royalty payments, which are initially recorded as an asset and as a liability at the contractual amount when no performance remains with the licensor. When performance remains with the licensor, we record guarantee payments as an asset when actually paid and as a liability when incurred, rather than recording the asset and liability upon execution of the contract. Royalty liabilities are classified as current liabilities to the extent such royalty payments are contractually due within the next 12 months.

Each quarter, we also evaluate the expected future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through product sales. Any impairments or losses determined before the launch of a product are charged to research and development expense. Impairments or losses determined post-launch are charged to cost of revenue. We evaluate long-lived royalty-based assets for impairment generally using undiscounted cash flows when impairment indicators exist. Unrecognized minimum royalty-based commitments are accounted for as executory contracts, and therefore, any losses on these commitments are recognized when the underlying intellectual property is abandoned (*i.e.*, cease use) or the contractual rights to use the intellectual property are terminated.

Income Taxes

We recognize deferred tax assets and liabilities for both the expected impact of differences between the financial statement amount and the tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. We record a valuation allowance against deferred tax assets when it is considered more likely than not that all or a portion of our deferred tax assets will not be realized. In making this determination, we are required to give significant weight to evidence that can be objectively verified. It is generally difficult to conclude that a valuation allowance is not needed when there is significant negative evidence, such as cumulative losses in recent years. Forecasts of future taxable income are considered to be less objective than past results, particularly in light of the economic environment. Therefore, cumulative losses weigh heavily in the overall assessment.

In addition to considering forecasts of future taxable income, we are also required to evaluate and quantify other possible sources of taxable income in order to assess the realization of our deferred tax assets, namely the reversal of existing deferred tax liabilities, the carry back of losses and credits as allowed under current tax law, and the implementation of tax planning strategies. Evaluating and quantifying these amounts involves significant judgments. Each source of income must be evaluated based on all positive and negative evidence; this evaluation involves assumptions about future activity. Certain taxable temporary differences that are not expected to reverse during the carry forward periods permitted by tax law cannot be considered as a source of future taxable income that may be available to realize the benefit of deferred tax assets.

Based on the assumptions and requirements noted above, we have recorded a valuation allowance against most of our U.S. deferred tax assets. In addition, we expect to provide a valuation allowance on future U.S. tax benefits until we can sustain a level of profitability in the United States, or until other significant positive evidence arises that suggest that these benefits are more likely than not to be realized.

In the ordinary course of our business, there are many transactions and calculations where the tax law and ultimate tax determination is uncertain. As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate prior to the completion and filing of tax returns for such periods. This process requires estimating both our geographic mix of income and our uncertain tax positions in each jurisdiction where we operate. These estimates involve complex issues and require us to make judgments about the likely application of the tax law to our situation, as well as with respect to other matters, such as anticipating the positions that we will take on tax returns prior to our actually preparing the returns and the outcomes of disputes with tax authorities. The ultimate resolution of these issues may take extended periods of time due to examinations by tax authorities and statutes of limitations. In addition, changes in our business, including acquisitions, changes in our international corporate structure, changes in the geographic location of business functions or assets, changes in the geographic mix and amount of income, as well as changes in our agreements with tax authorities, valuation allowances, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in the estimated and actual level of annual pre-tax income can affect the overall effective income tax rate.

We historically have considered undistributed earnings of our foreign subsidiaries to be indefinitely reinvested outside of the United States, and accordingly, no U.S. taxes have been provided thereon. We currently intend to continue to indefinitely reinvest the undistributed earnings of our foreign subsidiaries outside of the United States.

RESULTS OF OPERATIONS

Our fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal years ended March 31, 2013, 2012, and 2011 each contained 52 weeks and ended on March 30, 2013, March 31, 2012, and April 2, 2011, respectively. For simplicity of disclosure, all fiscal periods are referred to as ending on a calendar month-end.

Net Revenue

Net revenue consists of sales generated from (1) video games sold as packaged goods or as digital downloads and designed for play on video game consoles (such as the PLAYSTATION 3, Xbox 360 and WiiU) and PCs, (2) video games for mobile devices (such as the Apple iPhone and Google Android compatible phones), (3) video games for tablets and electronic readers (such as the Apple iPad and Amazon Kindle), (4) separate software products and content and online game services associated with these products, (5) programming third-party websites with our game content, (6) allowing other companies to manufacture and sell our products in conjunction with other products, and (7) advertisements on our online web pages and in our games.

We provide three different measures of our Net Revenue. Two of these measures are presented in accordance with U.S. GAAP – (1) Net Revenue by Product revenue and Service and other revenue and (2) Net Revenue by Geography. The third measure is a non-GAAP financial measure – Net Revenue before Revenue Deferral by Revenue Composition, which is primarily based on method of distribution. We use this third non-GAAP financial measure internally to evaluate our operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of our management team.

Management places a greater emphasis and focus on assessing our business through a review of the Net Revenue before Revenue Deferral by Revenue Composition than by Net Revenue by Product revenue and Service and other revenue. These two measures differ as (1) Net Revenue by Product revenue and Service and other revenue reflects the deferral and recognition of revenue in periods subsequent to the date of sale due to U.S. GAAP while Net Revenue before Revenue Deferral by Revenue Composition does not, and (2) both measures contain a different aggregation of sales from one another. For instance, Service and other revenue does not include the majority of our full-game digital download and mobile sales that are fully included in our Digital revenue. Further, Service and other revenue includes all of our revenue associated with MMO games while software sales associated with our MMOs are included in either Digital revenue or Publishing and other revenue depending on whether the sale was a full-game digital download or a packaged goods sale.

Comparison of Fiscal Year 2013 to Fiscal Year 2012

Net Revenue

For fiscal year 2013, net revenue was $3,797 million and decreased $346 million, or 8 percent, as compared to fiscal year 2012. This decrease was driven by a $1,181 million decrease in revenue primarily from the Battlefield, Crysis, Dragon Age, Portal, and Need for Speed franchises. This decrease was partially offset by an $835 million increase in revenue primarily from the FIFA, Mass Effect, and FIFA Street franchises.

Net Revenue by Product Revenue and Service and Other Revenue

Our total net revenue by product revenue and service and other revenue for fiscal years 2013 and 2012 was as follows (in millions):

	Year Ended March 31,			
	2013	2012	$ Change	% Change
Net revenue:				
Product	$2,738	$3,415	$(677)	(20%)
Service and other	1,059	728	331	45%
Total net revenue	$3,797	$4,143	$(346)	(8%)

Product Revenue

For fiscal year 2013, product revenue was $2,738 million, primarily driven by *FIFA 13, Battlefield 3*, and *Madden NFL 13*. Product revenue for fiscal year 2013 decreased $677 million, or 20 percent, as compared to fiscal year 2012. This decrease was driven by a $1,224 million decrease primarily from the Battlefield, Crysis, Dragon Age, Portal, and Need for Speed franchises. This decrease was partially offset by a $547 million increase primarily from the Mass Effect, FIFA, and FIFA Street franchises.

Service and Other Revenue

For fiscal year 2013, service and other revenue was $1,059 million, primarily driven by *Star Wars: The Old Republic* and *FIFA 13 Ultimate Team,* as well as *Battlefield 3 Premium* subscriptions. Service and other revenue for fiscal year 2013 increased $331 million, or 45 percent, as compared to fiscal year 2012. This increase was driven by a $396 million increase primarily from services associated with the FIFA and Battlefield franchises, along with *Star Wars: The Old Republic* (which launched in December 2011). This increase was partially offset by a $65 million decrease from Pogo-branded online game services and certain franchises including Warhammer and Ultima Online.

Net Revenue by Geography

	Year Ended March 31,			
(In millions)	2013	2012	$ Change	% Change
North America	$1,701	$1,991	$(290)	(15%)
Europe	1,867	1,898	(31)	(2%)
Asia	229	254	(25)	(10%)
Total net revenue	$3,797	$4,143	$(346)	(8%)

Net revenue in North America was $1,701 million, or 45 percent of total net revenue for fiscal year 2013, compared to $1,991 million, or 48 percent of total net revenue for fiscal year 2012, a decrease of $290 million, or 15 percent. This decrease was driven by a $657 million decrease from certain franchises including Battlefield, Dragon Age, Portal, Crysis, and Need for Speed franchises. This decrease was offset by a $367 million increase primarily from the Mass Effect franchise, as well as *Star Wars: The Old Republic* and *Kingdoms of Amalur: Reckoning*. Net revenue in Europe was $1,867 million, or 49 percent of total net revenue during fiscal year 2013, compared to $1,898 million, or 46 percent of total net revenue during fiscal year 2012, a decrease of $31 million, or 2 percent. We estimate that foreign exchange rates (primarily due to the Euro and Swiss Franc) decreased reported net revenue in Europe by approximately $119 million, or 6 percent, for fiscal year 2013. Excluding the effect of foreign exchange rates from Net revenue in Europe, we estimate that Net revenue in Europe increased by approximately $88 million, or 4 percent, for fiscal year 2013 as compared to fiscal year 2012. Net revenue in Europe increased primarily due to our Battlefield, Crysis, Need for Speed, Dragon Age, and The Sims franchises, partially offset by decreased revenue in our FIFA, Mass Effect, and FIFA Street franchises during fiscal year 2013. Net revenue in Asia was $229 million, or 6 percent of total net revenue for fiscal year 2013, compared to $254 million, or 6 percent of total net revenue for fiscal year 2012, a decrease of $25 million, or 10 percent. We estimate that foreign exchange rates decreased reported net revenue in Asia by approximately $8 million, or 3 percent, for fiscal year 2013. Excluding the effect of foreign exchange rates from Net revenue in Asia, we estimate that Net revenue in Asia decreased by approximately $17 million, or 7 percent, for fiscal year 2013 as compared to fiscal year 2012. Net revenue in Asia decreased primarily due to decreased sales in our Crysis, Battlefield, Portal, Dragon Age, and Alice franchises partially offset by increased revenue in our FIFA, Mass Effect, and Medal of Honor franchises during fiscal year 2013.

Supplemental Net Revenue by Revenue Composition

As we continue to evolve our business and more of our products are delivered to consumers digitally, we place a greater emphasis and focus on assessing our business through a review of net revenue by revenue composition.

Net Revenue before Revenue Deferral, a non-GAAP financial measure, is provided in this section of MD&A, including a discussion of the components of this measure: (1) publishing and other, (2) wireless, Internet-derived, and advertising (digital), and (3) distribution. See "Non-GAAP Financial Measures" below for an explanation of our use of this non-GAAP financial measure. A reconciliation to the corresponding measure calculated in accordance with U.S. GAAP is provided in the discussion below.

"Revenue Deferral" in this "Net Revenue" section generally includes the unrecognized revenue from bundled sales of certain online-enabled games for which we do not have VSOE for the unspecified updates. Fluctuations in the Revenue Deferral are largely dependent upon the amounts of products that we sell with the online features and services previously discussed, while the Recognition of Revenue Deferral for a period is also dependent upon (1) the amount deferred, (2) the period of time the software-related offerings are to be provided, and (3) the timing of the sale. For example, most Revenue Deferrals incurred in the first half of a fiscal year are recognized within the same fiscal year; however, substantially all of the Revenue Deferrals incurred in the last month of a fiscal year will be recognized in the subsequent fiscal year.

Our total net revenue by revenue composition for fiscal years 2013 and 2012 was as follows (in millions):

	Year Ended March 31,			
	2013	2012	$ Change	% Change
Publishing and other	$ 2,028	$ 2,736	$(708)	(26%)
Wireless, Internet-derived, and advertising (digital)	1,663	1,227	436	36%
Distribution	102	223	(121)	(54%)
Net Revenue before Revenue Deferral	3,793	4,186	(393)	(9%)
Revenue Deferral	(3,022)	(3,142)	120	4%
Recognition of Revenue Deferral	3,026	3,099	(73)	(2%)
Total net revenue	$ 3,797	$ 4,143	$(346)	(8%)

Net Revenue before Revenue Deferral

Publishing and Other Revenue

Publishing and other revenue includes (1) sales of our internally-developed and co-published game software distributed physically through traditional channels such as brick and mortar retailers, (2) our non-software licensing revenue, and (3) our software licensing revenue from third parties (for example, makers of personal computers or computer accessories) who include certain of our products for sale with their products ("OEM bundles").

For fiscal year 2013, publishing and other Net Revenue before Revenue Deferral was $2,028 million, primarily driven by *FIFA 13*, *Madden NFL 13*, and *Need for Speed Most Wanted*. Publishing and other Net Revenue before Revenue Deferral for fiscal year 2013 decreased $708 million, or 26 percent, as compared to fiscal year 2012. This decrease was driven by a $1,130 million decrease in sales primarily from the Battlefield and Mass Effect franchises, as well as *Star Wars: The Old Republic*. This decrease was partially offset by a $422 million increase in sales primarily from the FIFA, Medal of Honor, and Dead Space franchises.

Wireless, Internet-derived, and Advertising (Digital) Revenue

Digital revenue includes revenue from sales of our internally-developed and co-published game software distributed through direct download through the Internet, including through our direct-to-consumer platform Origin, or distributed wirelessly through mobile carriers. This includes our full-game downloads, mobile and tablet revenue (each of which are generally classified as product revenue with the exception of our MMO game downloads and freemium mobile games which are classified as service revenue) as well as subscription services, micro-transactions, and advertising revenues (each of which is generally classified as service and other revenue).

For fiscal year 2013, digital Net Revenue before Deferral was $1,663 million, an increase of $436 million, or 36 percent, as compared to fiscal year 2012. This increase is due to (1) a $221 million or 51 percent increase in extra content and free-to-play sales primarily driven by the FIFA and Bejeweled franchises, along with *Star Wars: The Old Republic*, (2) a $136 million or 47 percent increase in subscription and advertising sales primarily driven by *Battlefield 3 Premium* subscriptions, (3) an $86 million or 30 percent increase in mobile sales primarily driven by *The Simpsons: Tapped Out* and *FIFA World Class Soccer*. These increases were partially offset by a $7 million or 3 percent decrease in full-game download sales primarily driven by *Star Wars: The Old Republic* and the Battlefield franchise.

Distribution Revenue

For fiscal year 2013, distribution net revenue was $102 million and decreased $121 million, or 54 percent, as compared to fiscal year 2012, due to a decrease in sales primarily from the Portal franchise and to a lesser extent, our Switzerland distribution business.

Revenue Deferral

Revenue Deferral for fiscal year 2013 decreased $120 million, or 4 percent, as compared to fiscal year 2012. This decrease was primarily due to a $708 million decrease in Net Revenue before Revenue Deferral related to our publishing and other sales, which was partially offset by a higher percentage of digital sales being deferred and recognized over time, due in part to a 51 percent increase in extra content and free-to-play sales, a 47 percent increase in subscription and advertising revenue, a 30 percent increase in mobile sales, all of which contain an online service component requiring revenue recognition over the period of time that the service is delivered.

Recognition of Revenue Deferral

Our non-distribution sales are generally deferred and recognized over a weighted average six-month period, and therefore, the related revenue recognized in any fiscal year is primarily due to sales that occurred during the respective twelve months period ended December 31. The Recognition of Revenue Deferral for fiscal year 2013 decreased $73 million, or 2 percent, as compared to fiscal year 2012. This decrease was primarily due to lower publishing sales during the twelve months ended December 31, 2013 as compared to the same period in fiscal year 2012.

We anticipate that our fiscal year 2014 net revenue will be lower than our fiscal year 2013 net revenue as a result of a change in our estimated offering period, partially offset by an increase in sales. While we have not completed our evaluation of our estimated offering period for fiscal year 2014, we anticipate our weighted-average estimated offering period for our products and services to be longer than our historical experience of generally six months as consumers are spending more time playing our games online. We do not expect this change in estimated offering period to impact the amount of Net Revenue before Revenue Deferral or operating cash flows we report. We expect net revenue to be up to $500 million lower than Net Revenue Before Deferral in fiscal year 2014 due primarily to the change in estimated offering period.

Product Revenue and Service and Other Revenue by Revenue Composition

Our product and service and other revenue by revenue composition for fiscal years 2013 and 2012 was as follows (in millions):

	Year Ended March 31	
	2013	2012
Product revenue:		
Publishing and other	$2,164	$2,674
Wireless, Internet-derived, and advertising (digital)	472	518
Distribution	102	223
Total product revenue	2,738	3,415
Service and other revenue:		
Publishing and other	91	87
Wireless, Internet-derived, and advertising (digital)	968	641
Total service and other revenue	1,059	728
Total net revenue	$3,797	$4,143

Non-GAAP Financial Measures

Net Revenue before Revenue Deferral is a non-GAAP financial measure that excludes the impact of Revenue Deferral and the Recognition of Revenue Deferral on Net Revenue related to sales of games and digital content.

We believe that excluding the impact of Revenue Deferral and the Recognition of Revenue Deferral related to games and digital content from our operating results is important to facilitate comparisons between periods in understanding our underlying sales performance for the period, and understanding our operations because all related costs of revenues are expensed as incurred instead of deferred and recognized ratably. We use this non-GAAP financial measure internally to evaluate our operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of our management team. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant to be considered in isolation from or as a substitute for the related financial information prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as non-GAAP financial measures presented by other companies.

Cost of Revenue

Total cost of revenue for fiscal years 2013 and 2012 was as follows (in millions):

	March 31, 2013	% of Related Net Revenue	March 31, 2012	% of Related Net Revenue	% Change	Change as a % of Related Net Revenue
Cost of revenue:						
Product	$1,085	39.6%	$1,374	40.2%	(21.0%)	(0.6%)
Service and other	303	28.6%	224	30.8%	35.3%	(2.2%)
Total cost of revenue	$1,388	36.6%	$1,598	38.6%	(13.1%)	(2.0%)

Annual Report

Cost of Product Revenue

Cost of product revenue consists of (1) product costs, (2) certain royalty expenses for celebrities, professional sports and other organizations, and independent software developers, (3) manufacturing royalties, net of volume discounts and other vendor reimbursements, (4) expenses for defective products, (5) write-offs of post launch prepaid royalty costs, (6) amortization of certain intangible assets, (7) personnel-related costs, and (8) warehousing and distribution costs. We generally recognize volume discounts when they are earned from the manufacturer (typically in connection with the achievement of unit-based milestones); whereas other vendor reimbursements are generally recognized as the related revenue is recognized.

Cost of product revenue decreased by $289 million, or 21.0 percent in fiscal year 2013, as compared to fiscal year 2012. The decrease was primarily due to a decrease in the number of titles released, which led to a 19 percent decrease in publishing and other revenue and a 54 percent decrease in distribution revenue, during fiscal year 2013, as compared to fiscal year 2012.

Cost of Service and Other Revenue

Cost of service and other revenue consists primarily of (1) data center and bandwidth costs associated with hosting our online games and websites, (2) associated royalty costs, (3) credit card fees associated with our service revenue, (4) server costs related to our website advertising business, and (5) platform processing fees from operating our website-based games on third party platforms.

Cost of service and other revenue increased by $79 million, or 35.3 percent in fiscal year 2013, as compared to fiscal year 2012. The increase was primarily due to increased server and support costs due to the release of more online-connected and subscription-based titles and related content during fiscal year 2013, as compared to fiscal year 2012.

Total Cost of Revenue as a Percentage of Total Net Revenue

During fiscal year 2013, total cost of revenue as a percentage of total net revenue decreased by 2.0 percent as compared to fiscal year 2012. This decrease as a percentage of net revenue is primarily due to (1) a 54 percent decrease in distribution revenue which has higher costs and (2) a greater percentage of net revenue from our digital products and services that have a lower cost than our publishing and other products.

Research and Development

Research and development expenses consist of expenses incurred by our production studios for personnel-related costs, related overhead costs, contracted services, depreciation and any impairment of prepaid royalties for pre-launch products. Research and development expenses for our online products include expenses incurred by our studios consisting of direct development and related overhead costs in connection with the development and production of our online games. Research and development expenses also include expenses associated with the development of website content, software licenses and maintenance, network infrastructure and management overhead.

Research and development expenses for fiscal years 2013 and 2012 were as follows (in millions):

March 31, 2013	% of Net Revenue	March 31, 2012	% of Net Revenue	$ Change	% Change
$1,153	30%	$1,180	28%	$(27)	(2%)

Research and development expenses decreased by $27 million, or 2 percent, in fiscal year 2013, as compared to fiscal year 2012. This decrease was primarily due to (1) a $17 million decrease in incentive-based compensation expense, (2) a $14 million decrease in contracted services, and (3) a $9 million decrease in stock-based compensation expense. These decreases were partially offset by a $17 increase million in personnel-related costs.

Marketing and Sales

Marketing and sales expenses consist of personnel-related costs, related overhead costs, advertising, marketing and promotional expenses, net of qualified advertising cost reimbursements from third parties.

Marketing and sales expenses for fiscal years 2013 and 2012 were as follows (in millions):

March 31, 2013	% of Net Revenue	March 31, 2012	% of Net Revenue	$ Change	% Change
$788	21%	$883	21%	$(95)	(11%)

Marketing and sales expenses decreased by $95 million, or 11 percent, in fiscal year 2013, as compared to fiscal year 2012. The decrease was primarily due to (1) a $111 million decrease in advertising and promotional spending on our franchises due to fewer frontline title releases as compared to the prior year, (2) a $7 million decrease in contracted services, and (3) a $7 million decrease in incentive-based compensation expense. This was partially offset by a $29 million increase in personnel-related costs.

Marketing and sales expenses included vendor reimbursements for advertising expenses of $45 million and $39 million in fiscal years 2013 and 2012, respectively.

General and Administrative

General and administrative expenses consist of personnel and related expenses of executive and administrative staff, related overhead costs, fees for professional services such as legal and accounting, and allowances for doubtful accounts.

General and administrative expenses for fiscal years 2013 and 2012 were as follows (in millions):

March 31, 2013	% of Net Revenue	March 31, 2012	% of Net Revenue	$ Change	% Change
$354	9%	$377	9%	$(23)	(6%)

General and administrative expenses decreased by $23 million, or 6 percent, in fiscal year 2013, as compared to fiscal year 2012. The decrease was primarily due to (1) a $27 million accrual related to a settlement of a litigation matter recorded in fiscal year 2012, (2) a $12 million decrease in contracted services primarily related to litigation matters, and (3) a $10 million decrease in incentive-based compensation expense. This was partially offset by an increase in personnel-related costs for $26 million.

Acquisition-Related Contingent Consideration

Acquisition-related contingent consideration for fiscal years 2013 and 2012 were as follows (in millions):

March 31, 2013	% of Net Revenue	March 31, 2012	% of Net Revenue	$ Change	% Change
$(64)	(2%)	$11	—%	$(75)	(682%)

Acquisition-related contingent consideration expense decreased by $75 million, or 682 percent, in fiscal year 2013, as compared to fiscal year 2012, primarily resulting from decreases in our accrual related to our PopCap acquisition.

Amortization of Intangibles

Amortization of intangibles for fiscal years 2013 and 2012 were as follows (in millions):

March 31, 2013	% of Net Revenue	March 31, 2012	% of Net Revenue	$ Change	% Change
$30	1%	$43	1%	$(13)	(30%)

Amortization of intangibles decreased by $13 million, or 30 percent, in fiscal year 2013, as compared to fiscal year 2012, primarily due to certain intangible assets from our prior year acquisitions being fully amortized during fiscal year 2012. This decrease was partially offset by $5 million of impairment charges recognized in fiscal year 2013.

Restructuring and Other Charges

Restructuring and other charges for fiscal years 2013 and 2012 were as follows (in millions):

March 31, 2013	% of Net Revenue	March 31, 2012	% of Net Revenue	$ Change	% Change
$27	1%	$16	—%	$11	69%

During fiscal year 2013, restructuring and other charges increased by $11 million, or 69 percent, as compared to fiscal year 2012, primarily due to (1) $22 million in costs in connection with our fiscal 2013 restructuring, which was initiated in this fiscal year, and (2) a $10 million gain on the sale of our facility in Chertsey, England related to our fiscal 2008 reorganization that was recognized during fiscal year 2012, and for which there was no comparable gain in the current year. These increases were partially offset by costs that were recognized during fiscal year 2012 comprised of (1) $15 million expense adjustment for the amendment of certain licensing agreements related to our fiscal 2011 restructuring plan, and (2) $6 million in IT and other costs to assist in reorganizing certain activities. See the "Liquidity and Capital Resources" section on page 51 for additional information regarding our restructuring plans.

We expect to incur $8 million non-cash accretion of interest expense through June 2016, related to the amendment of a licensing and developer agreement under our fiscal 2011 restructuring plan. We do not expect to incur any additional restructuring charges under any other prior plans.

Gains on Strategic Investments, Net

Gains on strategic investments, net, for fiscal years 2013 and 2012 were as follows (in millions):

March 31, 2013	% of Net Revenue	March 31, 2012	% of Net Revenue	$ Change	% Change
$39	1%	$—	—%	$39	—%

During fiscal year 2013, we sold our investment in Neowiz for proceeds of $72 million, and realized a gain of $39 million, net of costs to sell. We did not recognize any impairment charges or losses on our marketable equity securities during the year ended March 31, 2013.

Interest and Other Income (Expense), Net

Interest and other income (expense), net, for fiscal years 2013 and 2012 were as follows (in millions):

March 31, 2013	% of Net Revenue	March 31, 2012	% of Net Revenue	$ Change	% Change
$(21)	(1%)	$(17)	—%	$(4)	(24%)

Interest and other income (expense), net increased by $4 million, or 24 percent, during fiscal year 2013 as compared to the fiscal year 2012, primarily due to (1) a $22 million change due to a $1 million loss in the current year compared to a $21 million gain in the prior year in foreign currency forward contract gains and losses, (2) a $9 million increase in interest expense, including the amortization of debt discount recognized in connection with our 0.75% Convertible Senior Notes due 2016, and (3) a $3 million decrease in interest income as a result of decreasing average cash balances. This was partially offset by a $31 million increase in foreign currency transaction gains as compared to the same period in the prior year.

Income Taxes

Provision for (benefit from) income taxes for fiscal years 2013 and 2012 was as follows (in millions):

March 31, 2013	Effective Tax Rate	March 31, 2012	Effective Tax Rate
$41	29.5%	$(58)	(322.2%)

Our effective tax rate for the fiscal year 2013 was a tax expense of 29.5%. The fiscal year 2013 effective tax rate differs from the statutory rate of 35.0 percent primarily due to the U.S. losses for which no benefit is recognized and non-deductible stock-based compensation, offset by non-U.S. profits subject to reduced or zero tax rates and the nontaxable change in the estimated fair value of acquisition-related contingent consideration.

Our effective tax rate for the fiscal year 2012 was a tax benefit of 322.2 percent. In fiscal year 2012, we recorded approximately $58 million of additional net deferred tax liabilities related to the PopCap and KlickNation Corporation ("KlickNation") acquisitions. These additional deferred tax liabilities create a new source of taxable income, thereby requiring us to release a portion of our deferred tax asset valuation allowance with a related reduction in income tax expense of $58 million. In addition, during the three months ended March 31, 2012, we recorded $48 million of additional tax benefits related to the expiration of statutes of limitations in non-U.S. tax jurisdictions.

The fiscal year 2012 effective tax rate differs from the statutory rate of 35.0 percent as a result of the utilization of U.S. deferred tax assets subject to a valuation allowance and non-U.S. profits subject to a reduced or zero tax rate, partially offset by non-deductible stock-based compensation. In addition, the fiscal year 2012 effective tax rate is impacted by tax benefits related to the expiration of statutes of limitations and the resolution of examinations by taxing authorities, as well as a reduction in the U.S. valuation allowance related to the PopCap and KlickNation acquisitions.

Our effective income tax rates for fiscal year 2014 and future periods will depend on a variety of factors, including changes in the deferred tax valuation allowance, changes in our business such as acquisitions and intercompany transactions, changes in our international structure, changes in the geographic location of business functions or assets, changes in the geographic mix of income, changes in or termination of our agreements with tax authorities, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in our annual pre-tax income or loss. We incur certain tax expenses that do not decline proportionately with declines in our pre-tax consolidated income or loss. As a result, in absolute dollar terms, our tax expense will have a greater influence on our effective tax rate at lower levels of pre-tax income or loss than at higher levels. In addition, at lower levels of pre-tax income or loss, our effective tax rate will be more volatile.

Certain taxable temporary differences that are not expected to reverse during the carry forward periods permitted by tax law have not been considered as a source of future taxable income that is available to realize the benefit of deferred tax assets.

The American Taxpayer Relief Act of 2012 (the "Act") was signed into law on January 2, 2013. The Act contains a number of provisions including, most notably, an extension of the research tax credit through December 31, 2013. The Act did not have a material impact on our effective tax rate for fiscal 2013 due to the effect of the valuation allowance on our deferred tax assets.

We historically have considered undistributed earnings of our foreign subsidiaries to be indefinitely reinvested outside of the United States and, accordingly, no U.S. taxes have been provided thereon. We currently intend to continue to indefinitely reinvest the undistributed earnings of our foreign subsidiaries outside of the United States.

Comparison of Fiscal Year 2012 to Fiscal Year 2011

Net Revenue

For fiscal year 2012, Net Revenue was $4,143 million and increased $554 million, or 15 percent, as compared to fiscal year 2011. This increase was driven by a $1,312 million increase in revenue primarily from the Battlefield, Crysis, and FIFA franchises. This increase was offset by a $758 million decrease in revenue primarily from the Medal of Honor, FIFA World Cup, and Army of Two franchises, as well as *Dante's Inferno*, for which there were no iterations in fiscal year 2012.

Net Revenue by Product Revenue and Service and Other Revenue

Our total net revenue by product revenue and service and other revenue for the fiscal years ended March 31, 2012 and 2011 was as follows (in millions):

	Year Ended March 31,			
	2012	2011	$ Change	% Change
Net revenue:				
Product	$3,415	$3,181	$234	7%
Service and other	728	408	320	78%
Total net revenue	$4,143	$3,589	$554	15%

Product Revenue

For fiscal year 2012, product revenue was $3,415 million, primarily driven by *FIFA 12, Battlefield 3,* and *Madden NFL 12*. Product revenue for fiscal year 2012 increased $234 million, or 7 percent, as compared to fiscal year 2011. This increase was driven by a $937 million increase primarily from the Battlefield, Crysis, and FIFA franchises. This increase was offset by a $703 million decrease primarily from the FIFA World Cup, Medal of Honor, Rock Band, and Army of Two franchises, as well as *Dante's Inferno*.

Service and Other Revenue

For fiscal year 2012, service and other revenue was $728 million, primarily driven by (1) *Star Wars: The Old Republic,* which was launched in the third quarter, (2) our micro-transactions revenue from browser-based games including games played on Facebook such as *The Sims Social*, and (3) our FIFA Ultimate Team add-on game service. Service and other revenue for fiscal year 2012 increased $320 million, or 78 percent, as compared to fiscal year 2011. This increase was primarily driven by a $351 million increase from certain services associated with the FIFA and The Sims franchises, as well as *Star Wars: The Old Republic*. This increase was partially offset by a $31 million decrease in service revenue generated by our Pogo-branded online game services and the Warhammer and Ultima Online MMO franchises. In fiscal year 2013, we expect to increase our total service revenue as compared to fiscal year 2012.

Net Revenue by Geography

	Year Ended March 31,			
(In millions)	2012	2011	$ Change	% Change
North America	$1,991	$1,836	$155	8%
Europe	1,898	1,563	335	21%
Asia	254	190	64	34%
Total net revenue	$4,143	$3,589	$554	15%

Net revenue in North America was $1,991 million, or 48 percent of total net revenue for fiscal year 2012, compared to $1,836 million, or 51 percent of total net revenue for fiscal year 2011, an increase of $155 million, or 8 percent. Net revenue in Europe and Asia was $2,152 million, or 52 percent of total net revenue for fiscal year 2012, compared to $1,753 million, or 49 percent of total net revenue for fiscal year 2011, an increase of $399 million, or 23 percent. The rapid increase in revenue outside of North America was primarily the result of increased sales from our FIFA, Battlefield, and Crysis franchises in Europe. Additionally, the value of the U.S. dollar relative to foreign currencies contributed to an increase of total reported net revenue of approximately $143 million (primarily the Swiss Franc and Australian Dollar), or 3 percent of total net revenue.

Supplemental Net Revenue by Revenue Composition

Our total net revenue by revenue composition for the fiscal years ended March 31, 2012 and 2011 was as follows (in millions):

	Year Ended March 31,			
	2012	2011	$ Change	% Change
Publishing and other	$ 2,736	$ 2,781	$ (45)	(2%)
Wireless, Internet-derived, and advertising (digital)	1,227	833	394	47%
Distribution	223	214	9	4%
Net Revenue before Revenue Deferral	4,186	3,828	358	9%
Revenue Deferral	(3,142)	(2,769)	(373)	13%
Recognition of Revenue Deferral	3,099	2,530	569	22%
Net Revenue	$ 4,143	$ 3,589	$ 554	15%

Net Revenue before Revenue Deferral

Publishing and Other Revenue

For fiscal year 2012, publishing and other Net Revenue before Revenue Deferral was $2,736 million, primarily driven by *Battlefield 3, FIFA 12*, and *Madden NFL 12*. Publishing and other Net Revenue before Revenue Deferral for fiscal year 2012 decreased $45 million, or 2 percent, as compared to fiscal year 2011. This decrease was driven by a $1,163 million decrease in sales primarily from the Medal of Honor, Need for Speed, FIFA World Cup, Dragon Age, and Dead Space franchises. This decrease was offset by a $1,118 million increase in sales primarily from the Battlefield, Mass Effect, and FIFA franchises.

Wireless, Internet-derived, and Advertising (Digital) Revenue

For fiscal year 2012, digital Net Revenue before Deferral was $1,227 million, an increase of $394 million, or 47 percent, as compared to fiscal year 2011. This increase was driven by a $452 million increase in sales primarily from the FIFA and The Sims franchises, as well as *Star Wars: The Old Republic*. This increase was offset by a $58 million decrease in sales primarily from the Tetris and Warhammer franchises, as well as a decrease in sales generated by our Pogo-branded online services.

Distribution Revenue

Distribution revenue includes (1) sales of game software developed by independent game developers that we distribute and (2) sales through our Switzerland distribution business. For fiscal year 2012, distribution Net Revenue was $223 million and increased $9 million, or 4 percent, as compared to fiscal year 2011 driven by an $89 million increase in sales in the Portal franchise. This increase was offset by an $80 million decrease primarily driven by a decrease in sales in the Rock Band franchise.

Revenue Deferral

Revenue Deferral for fiscal year 2012 increased $373 million, or 13 percent, as compared to fiscal year 2011. This increase was primarily due to (1) a 47 percent increase in our current year digital sales and (2) a higher percentage of both our publishing and digital sales being deferred and recognized over time, due in part to a 135 percent increase in full-game download sales and a 47 percent increase in micro-transaction sales, of which both contain an online service component which requires revenue recognition as the service is delivered.

Recognition of Revenue Deferral

The vast majority of our sales are deferred and recognized over a six month period, and therefore, the related revenue recognized in any fiscal year is primarily due to sales that occurred during the respective twelve months period ended December 31. The Recognition of Revenue Deferral for fiscal year 2012 increased $569 million, or 22 percent, as compared to fiscal year 2011. This increase was primarily due to increased publishing and digital sales during the twelve months ended December 31, 2012, and a higher percentage of those sales being comprised of games sales that have an online service component, as compared to the same period in fiscal year 2011.

Product Revenue and Service and Other Revenue by Revenue Composition

Our product and service and other revenue by revenue composition for the fiscal years 2012 and 2011 was as follows (in millions):

	Year Ended March 31,	
	2012	2011
Product revenue:		
Publishing and other	$2,674	$2,558
Wireless, Internet-derived, and advertising (digital)	518	409
Distribution	223	214
Total product revenue	3,415	3,181
Service and other revenue:		
Publishing and other	87	74
Wireless, Internet-derived, and advertising (digital)	641	334
Total service and other revenue	728	408
Total net revenue	$4,143	$3,589

Cost of Revenue

Total cost of revenue for fiscal years 2012 and 2011 was as follows (in millions):

	March 31, 2012	% of Related Net Revenue	March 31, 2011	% of Related Net Revenue	% Change	Change as a % of Related Net Revenue
Cost of revenue:						
Product	$1,374	40.2%	$1,407	44.2%	(2.3%)	(4.0%)
Service and other	224	30.8%	92	22.5%	143.5%	8.3%
Total cost of revenue	$1,598	38.6%	$1,499	41.8%	6.6%	(3.2%)

Cost of Product Revenue

Cost of product revenue decreased by $33 million, or 2.3 percent in fiscal year 2012, as compared to fiscal year 2011. The decrease was primarily due to a 135 percent increase in full-game downloads that have a lower cost than our other products in fiscal year 2012 as compared to fiscal year 2011.

Cost of Service and Other Revenue

Cost of service and other revenue increased by $132 million, or 143.5 percent in fiscal year 2012, as compared to fiscal year 2011. The increase was primarily due to increased server and support costs due to the release of more online-connected and subscription-based titles and related content during fiscal year 2012 as compared to fiscal year 2011. As our service revenue in fiscal year 2013 is expected to increase as compared to fiscal year 2012, we expect a corresponding increase in our service and support costs.

Total Cost of Revenue as a Percentage of Total Net Revenue

During fiscal year 2012, total cost of revenue as a percentage of total net revenue decreased by 3.2 percent as compared to fiscal year 2011. This decrease as a percentage of net revenue was primarily due to (1) a greater percentage of net revenue from our digital products, that have a lower cost than our other products, which positively impacted gross profit as a percentage of total revenue by approximately 3.5 percent and (2) a $196 million decrease in the change in deferred net revenue related to certain online-enabled games for fiscal year 2012 as compared to fiscal year 2011, which positively impacted gross profit as a percent of total net revenue by 2.2 percent. These decreases are partially offset by (1) increased expenses related to our online and customer experience initiatives, which negatively impacted gross profit as a percentage of total net revenue by 1.2 percent, (2) an increase in amortization of our acquisition-related intangibles resulting mainly from the PopCap acquisition in fiscal year 2012, which negatively impacted gross profit as a percentage of total net revenue by 0.9 percent, and (3) an increase in sales of our distribution products which carry a higher royalty percentage than our other products, which negatively impacted gross profit as a percentage of total net revenue by 0.9 percent.

Research and Development

Research and development expenses for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$1,180	28%	$1,124	31%	$56	5%

Research and development expenses increased by $56 million, or 5 percent, in fiscal year 2012, as compared to fiscal year 2011. This increase was primarily due to (1) a $66 million increase in personnel-related costs and (2) a $13 million increase in facilities-related expenses both primarily resulting from an increase in headcount in connection with recent acquisitions. These increases were partially offset by a $23 million decrease in development costs primarily due to a decrease in titles under development.

Annual Report

Marketing and Sales

Marketing and sales expenses for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$883	21%	$781	22%	$102	13%

Marketing and sales expenses increased by $102 million, or 13 percent, in fiscal year 2012, as compared to fiscal year 2011. The increase was primarily due to (1) a $48 million increase in additional personnel-related costs resulting from an increase in headcount in connection with recent acquisitions, (2) a $29 million increase in marketing, advertising and promotional spending, and (3) an $18 million increase in contracted service costs related to online and customer relationship initiatives.

Marketing and sales expenses included vendor reimbursements for advertising expenses of $39 million and $31 million in fiscal years 2012 and 2011, respectively.

General and Administrative

General and administrative expenses for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$377	9%	$296	8%	$81	27%

General and administrative expenses increased by $81 million, or 27 percent, in fiscal year 2012, as compared to fiscal year 2011. The increase was primarily due to (1) a $35 million increase in contracted service costs related to online initiatives, litigation, and recent acquisitions, (2) a $27 million accrual related to a potential settlement of an on-going litigation matter, (3) a $17 million increase in additional personnel-related costs resulting from an increase in headcount in connection with recent acquisitions, and (4) a $13 million increase in bad debt expense. These increases were partially offset by a $14 million decrease in facility overhead costs.

Acquisition-Related Contingent Consideration

Acquisition-related contingent consideration for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$11	—%	$(17)	—%	$28	165%

Acquisition-related contingent consideration expense increased by $28 million, or 165 percent, in fiscal year 2012, as compared to fiscal year 2011, primarily related to (1) a $19 million prior year decrease of our accrual in connection with our Playfish acquisition resulting from revisions in our estimate of the expected future cash flows over the period in which the obligation was expected to be settled with no comparable revision to decrease the accrual in fiscal year 2012 and (2) a contributing increase of $9 million resulting from contingent consideration from other acquisitions in the current year.

Amortization of Intangibles

Amortization of intangibles for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$43	1%	$57	2%	$(14)	(25%)

Amortization of intangibles decreased by $14 million, or 25 percent, in fiscal year 2012, as compared to fiscal year 2011. This decrease was primarily due to certain intangible assets from our prior year acquisitions being fully amortized during the fiscal year 2012.

Restructuring and Other Charges

Restructuring and other charges for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$16	—%	$161	4%	$(145)	(90%)

Restructuring and other charges decreased by $145 million, or 90 percent, in fiscal year 2012, as compared to fiscal year 2011, due to (1) no new restructuring initiatives in fiscal year 2012 and (2) a gain of $10 million recognized during the second quarter of fiscal year 2012 on the sale of our facility in Chertsey, England related to our fiscal year 2008 reorganization. These items are partially offset by adjustments to the estimated loss for the amendment of certain licensing agreements related to our fiscal 2011 restructuring.

Gains on Strategic Investments, Net

Gains on strategic investments, net, for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$—	—%	$23	1%	$(23)	(100%)

We did not recognize any impairment charges or losses during the year ended March 31, 2012. During the year ended March 31, 2011, we realized a gain of $28 million, net of costs to sell, from the sale of our investment in Ubisoft.

Interest and Other Income (Expense), Net

Interest and other income (expense), net, for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$(17)	—%	$10	—%	$(27)	(270%)

Interest and other income (expense), net decreased by $27 million, or 270 percent, during fiscal year 2012 as compared to fiscal year 2011, primarily due to (1) a $19 million increase in interest expense due to our 0.75% Convertible Senior Notes due 2016, which were issued in July 2011 and (2) an $8 million increase in foreign currency transaction losses as compared to the same period in the prior year.

Income Taxes

Benefit from income taxes for fiscal years 2012 and 2011 was as follows (in millions):

March 31, 2012	Effective Tax Rate	March 31, 2011	Effective Tax Rate
$(58)	(322.2%)	$(3)	(1.1%)

Our effective tax rate for the fiscal year 2012 was a tax benefit of 322.2 percent. Our effective tax rate for the fiscal year 2011 was a tax benefit of 1.1 percent. In fiscal year 2012 we recorded approximately $58 million of additional net deferred tax liabilities related to the PopCap and KlickNation acquisitions. These additional deferred tax liabilities create a new source of taxable income, thereby requiring us to release a portion of our deferred tax asset valuation allowance with a related reduction in income tax expense of $58 million. In addition, during the three months ended March 31, 2012, we recorded $48 million of additional tax benefits related to the expiration of statutes of limitations in non-U.S. tax jurisdictions.

Consistent with prior years, the fiscal year 2012 effective tax rate continues to differ from the statutory rate of 35.0 percent as a result of the utilization of U.S. deferred tax assets subject to a valuation allowance and non-U.S. profits subject to a reduced or zero tax rate, partially offset by non-deductible stock-based compensation. In addition, the fiscal year 2012 effective tax rate is impacted by tax benefits related to the expiration of statutes of limitations and the resolution of examinations by taxing authorities, as well as a reduction in the U.S. valuation allowance related to the PopCap and KlickNation acquisitions. In fiscal year 2011, the effective tax rate differs from the statutory rate of 35.0 percent primarily due to U.S. losses for which no benefit is recognized, non-U.S. losses with a reduced or zero tax benefit and non-deductible stock-based compensation expenses, partially offset by tax benefits related to the expiration of statutes of limitations and resolution of examination by taxing authorities.

Impact of Recently Issued Accounting Standards

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*, which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. In January 2013, the FASB issued

ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, to address concerns expressed by preparers while still providing useful information about certain transactions involving master netting arrangements. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. We do not expect the adoption of ASU 2011-11 and ASU 2013-01 to have a material impact on our Consolidated Financial Statements.

In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, effective prospectively for fiscal years beginning after December 15, 2012. The amendments of this ASU require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income (loss) is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. We do not expect the adoption of ASU 2013-02 to have a material impact on our Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

(In millions)	As of March 31, 2013	As of March 31, 2012	Decrease
Cash and cash equivalents	$1,292	$1,293	$ (1)
Short-term investments	388	437	(49)
Marketable equity securities	—	119	(119)
Total	$1,680	$1,849	$(169)
Percentage of total assets	33%	34%	

(In millions)	Year Ended March 31, 2013	Year Ended March 31, 2012	Change
Cash provided by operating activities	$ 324	$ 277	$ 47
Cash provided by (used in) investing activities	32	(689)	721
Cash provided by (used in) financing activities	(345)	140	(485)
Effect of foreign exchange on cash and cash equivalents	(12)	(14)	2
Net decrease in cash and cash equivalents	$ (1)	$ (286)	$ 285

Changes in Cash Flow

Operating Activities. Cash provided by operating activities increased $47 million during the fiscal year ended March 31, 2013 as compared to the fiscal year ended March 31, 2012, primarily due to (1) a decrease in prepaid royalty advances, (2) a decrease in royalty payments, and (3) a decrease in marketing and advertising spend as a result of a decrease in the number of titles released as compared to the prior year. These decreases in cash outflows were offset by an increase in personnel-related costs.

Investing Activities. Cash provided by investing activities increased $721 million during the fiscal year ended March 31, 2013, as compared to the fiscal year ended March 31, 2012, primarily driven by (1) a $666 million decrease in cash used for acquisitions, the majority of which was used to fund our acquisition of PopCap during the six months ended September 30, 2011, (2) proceeds of $72 million from the sale of our marketable equity securities, (3) a decrease of $66 million in capital expenditures, and (4) a $54 million decrease in the amount of short-term investments purchased in fiscal year 2013 as compared to fiscal year 2012. This was partially offset by a $67 million decrease in proceeds from maturities and sales of short-term investments in fiscal year 2013 as compared to fiscal year 2012.

Financing Activities. Cash used in financing activities increased $485 million during the fiscal year ended March 31, 2013, as compared to the fiscal year ended March 31, 2012 primarily due to (1) $617 million in proceeds received from the sale of our 0.75% Convertible Senior Notes due 2016, net of issuance costs that occurred in fiscal year 2012, (2) $65 million in proceeds received from the issuance of Warrants in connection with the Notes in the fiscal year 2012, and (3) a $23 million decrease in proceeds received from issuance of common stock in connection with our Employee Stock Purchase Plan during fiscal year 2013 as compared to fiscal year 2012. This was partially offset by (1) a $122 million decrease in the repurchase and retirement of common stock during fiscal year 2013 as compared to fiscal year 2012, and (2) $107 million paid for the purchase of the Convertible Note Hedge during fiscal year 2012.

Short-term Investments and Marketable Equity Securities

Due to our mix of fixed and variable rate securities, our short-term investment portfolio is susceptible to changes in short-term interest rates. As of March 31, 2013, our short-term investments had gross unrealized gains of $1 million, or less than 1 percent of the total in short-term investments, and gross unrealized losses of less than

$1 million, or less than 1 percent of the total in short-term investments. From time to time, we may liquidate some or all of our short-term investments to fund operational needs or other activities, such as capital expenditures, business acquisitions or stock repurchase programs. Depending on which short-term investments we liquidate to fund these activities, we could recognize a portion, or all, of the gross unrealized gains or losses.

Our marketable equity securities as of March 31, 2012 consisted of common shares of Neowiz. The fair value of our marketable equity securities decreased by $119 million in fiscal year 2013. The decrease is attributed to the sale of our investment in Neowiz during fiscal year 2013. We received proceeds of $72 million and realized a gain of $39 million, net of costs to sell. The realized gain is included in gains on strategic investments, net, in our Consolidated Statements of Operations.

Contingent Consideration

As of March 31, 2013, primarily in connection with our acquisitions of PopCap, KlickNation, and Chillingo Limited ("Chillingo"), we may be required to pay an additional $566 million of cash consideration based upon the achievement of certain performance milestones through March 31, 2015. As of March 31, 2013, we have accrued $43 million of contingent consideration on our Consolidated Balance Sheet representing the estimated fair value of the contingent consideration. We have not paid any earn-out to date for the PopCap acquisition.

Fiscal 2013 Restructuring

On May 7, 2012, we announced a restructuring plan to align our cost structure with our ongoing digital transformation. Under this plan, we reduced our workforce, terminated licensing agreements, and consolidated or closed various facilities. As of March 31, 2013, we have completed all actions under this restructuring plan.

Since the inception of the fiscal 2013 restructuring plan through March 31, 2013, we have incurred charges of $22 million, consisting of (1) $10 million in employee-related expenses, (2) $9 million related to license termination costs, and (3) $3 million related to the closure of certain of our facilities. Substantially all of these costs have been settled in cash as of March 31, 2013, with the exception of approximately $3 million of license and lease termination costs, which will be settled by August 2016. We expect to incur cash expenditures through August 2016 of approximately $2 million through fiscal year 2015 and less than $1 million thereafter.

Fiscal 2011 Restructuring

In connection with our fiscal 2011 restructuring plan, we expect to incur cash expenditures through June 2016 of approximately (1) $26 million in fiscal year 2014, (2) $18 million in fiscal year 2015, (3) $3 million in fiscal year 2016, and (4) $18 million in fiscal year 2017. The actual cash expenditures are variable as they will be dependent upon the actual revenue we generate from certain games.

Financing Arrangement

In July 2011, we issued $632.5 million aggregate principal amount of 0.75% Convertible Senior Notes due 2016 (the "Notes"). The Notes are senior unsecured obligations which pay interest semi-annually in arrears at a rate of 0.75 percent per annum on January 15 and July 15 of each year, beginning on January 15, 2012 and will mature on July 15, 2016, unless earlier purchased or converted in accordance with their terms prior to such date. The Notes are convertible into cash and shares of our common stock based on an initial conversion value of 31.5075 shares of our common stock per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $31.74 per share). Upon conversion of the Notes, holders will receive cash up to the principal amount of each Note, and any excess conversion value will be delivered in shares of our common stock. We used the net proceeds of the Notes to finance the cash consideration of our acquisition of PopCap, which closed in August 2011.

Prior to April 15, 2016, the Notes will be convertible only upon the occurrence of certain events and during certain periods, and thereafter, at any time until the close of business on the second scheduled trading day immediately preceding the maturity date of the Notes. The Notes do not contain any financial covenants.

The conversion rate is subject to customary anti-dilution adjustments, but will not be adjusted for any accrued and unpaid interest. Following certain corporate events described in the indenture governing the notes (the "Indenture") that occur prior to the maturity date, the conversion rate will be increased for a holder who elects to convert its Notes in connection with such corporate event in certain circumstances. The Notes are not redeemable prior to maturity, and no sinking fund is provided for the Notes.

If we undergo a "fundamental change," as defined in the Indenture, subject to certain conditions, holders may require us to purchase for cash all or any portion of their Notes. The fundamental change purchase price will be 100 percent of the principal amount of the Notes to be purchased plus any accrued and unpaid interest up to but excluding the fundamental change purchase date.

The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the trustee or the holders of at least 25 percent in principal amount of the outstanding Notes may declare 100 percent of the principal and accrued and unpaid interest on all the Notes to be due and payable.

In addition, in July 2011, we entered into privately negotiated convertible note hedge transactions (the "Convertible Note Hedge") with certain counterparties to reduce the potential dilution with respect to our common stock upon conversion of the Notes. The Convertible Note Hedge, subject to customary anti-dilution adjustments, provide us with the option to acquire, on a net settlement basis, approximately 19.9 million shares of our common stock at a strike price of $31.74, which corresponds to the conversion price of the Notes and is equal to the number of shares of our common stock that notionally underlie the Notes. As of March 31, 2013, we have not purchased any shares under the Convertible Note Hedge. We paid $107 million for the Convertible Note Hedge.

Separately, we have also entered into privately negotiated warrant transactions with the certain counterparties whereby we sold to independent third parties warrants (the "Warrants") to acquire, subject to customary anti-dilution adjustments that are substantially the same as the anti-dilution provisions contained in the Notes, up to 19.9 million shares of our common stock (which is also equal to the number of shares of our common stock that notionally underlie the Notes), with a strike price of $41.14. The Warrants could have a dilutive effect with respect to our common stock to the extent that the market price per share of its common stock exceeds $41.14 on or prior to the expiration date of the Warrants. We received proceeds of $65 million from the sale of the Warrants.

See Note 11 to the Consolidated Financial Statements for additional information related to our 0.75% Convertible Senior Notes due 2016.

Credit Facility

On August 30, 2012, we entered into a $500 million senior unsecured revolving credit facility with a syndicate of banks. The credit facility terminates on February 29, 2016 and contains an option to arrange with existing lenders and/or new lenders for them to provide up to an aggregate of $250 million in additional commitments for revolving loans. Proceeds of loans made under the credit facility may be used for general corporate purposes.

The loans bear interest, at our option, at the base rate plus an applicable spread or an adjusted LIBOR rate plus an applicable spread, in each case with such spread being determined based on our consolidated leverage ratio for the preceding fiscal quarter. We are also obligated to pay other customary fees for a credit facility of this size and type. Interest is due and payable in arrears quarterly for loans bearing interest at the base rate and at the end of an interest period (or at each three month interval in the case of loans with interest periods greater than three months) in the case of loans bearing interest at the adjusted LIBOR rate. Principal, together with all accrued and unpaid interest, is due and payable on February 29, 2016.

The credit agreement contains customary affirmative and negative covenants, including covenants that limit or restrict our ability to, among other things, incur subsidiary indebtedness, grant liens, dispose of all or substantially all assets and pay dividends or make distributions, in each case subject to customary exceptions for a credit facility of this size and type. We are also required to maintain compliance with a capitalization ratio and maintain a minimum level of total liquidity and a minimum level of domestic liquidity.

The credit agreement contains customary events of default, including among others, non-payment defaults, covenant defaults, bankruptcy and insolvency defaults and a change of control default, in each case, subject to customary exceptions for a credit facility of this size and type. The occurrence of an event of default could result in the acceleration of the obligations under the credit agreement, an obligation by any guarantors to repay the obligations in full and an increase in the applicable interest rate.

As of March 31, 2013, no amounts were outstanding under the credit facility.

Financial Condition

We believe that our cash, cash equivalents, short-term investments, cash generated from operations and available financing facilities will be sufficient to meet our operating requirements for at least the next 12 months, including working capital requirements, capital expenditures, and potentially, future acquisitions, stock repurchases, or strategic investments. We may choose at any time to raise additional capital to strengthen our financial position, facilitate expansion, repurchase our stock, pursue strategic acquisitions and investments, and/or to take advantage of business opportunities as they arise. There can be no assurance, however, that such additional capital will be available to us on favorable terms, if at all, or that it will not result in substantial dilution to our existing stockholders.

As of March 31, 2013, approximately $993 million of our cash, cash equivalents, and short-term investments were domiciled in foreign tax jurisdictions. While we have no plans to repatriate these funds to the United States in the short term, if we choose to do so, we would be required to accrue and pay additional taxes on any portion of the repatriation where no United States income tax had been previously provided.

In February 2011, our Board of Directors authorized a program to repurchase up to $600 million of our common stock over the following 18 months. We completed our program in April 2012. We repurchased approximately 32 million shares in the open market since under that program, including pursuant to pre-arranged stock trading plans. During fiscal years 2013 and 2012, we repurchased and retired approximately 4 million and 25 million shares of our common stock for approximately $71 million and $471 million, respectively, under that plan.

In July 2012, our Board of Directors authorized a new program to repurchase up to $500 million of our common stock. Under this new program, we may purchase stock in the open market or through privately-negotiated transactions in accordance with applicable securities laws, including pursuant to pre-arranged stock trading plans. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities and other market conditions. We are not obligated to repurchase any specific number of shares under this program and it may be modified, suspended or discontinued at any time. During fiscal year 2013, we repurchased and retired approximately 22 million shares of our common stock for approximately $278 million under this new program.

During fiscal years 2013 and 2012, we repurchased and retired approximately 26 million and 25 million shares of our common stock for approximately $349 million and $471 million, respectively, for both plans.

We have a "shelf" registration statement on Form S-3 on file with the SEC. This shelf registration statement, which includes a base prospectus, allows us at any time to offer any combination of securities described in the prospectus in one or more offerings. Unless otherwise specified in a prospectus supplement accompanying the base prospectus, we would use the net proceeds from the sale of any securities offered pursuant to the shelf registration statement for general corporate purposes, including for working capital, financing capital expenditures, research and development, marketing and distribution efforts, and if opportunities arise, for acquisitions or strategic alliances. Pending such uses, we may invest the net proceeds in interest-bearing securities. In addition, we may conduct concurrent or other financings at any time.

Our ability to maintain sufficient liquidity could be affected by various risks and uncertainties including, but not limited to, those related to customer demand and acceptance of our products, our ability to collect our accounts receivable as they become due, successfully achieving our product release schedules and attaining our forecasted sales objectives, the impact of acquisitions and other strategic transactions in which we may engage, the impact of competition, economic conditions in the United States and abroad, the seasonal and cyclical nature of our business and operating results, risks of product returns and the other risks described in the "Risk Factors" section, included in Part I, Item 1A of this report.

Contractual Obligations and Commercial Commitments

Development, Celebrity, League and Content Licenses: Payments and Commitments

The products we produce in our studios are designed and created by our employee designers, artists, software programmers and by non-employee software developers ("independent artists" or "third-party developers"). We typically advance development funds to the independent artists and third-party developers during development of our games, usually in installment payments made upon the completion of specified development milestones. Contractually, these payments are generally considered advances against subsequent royalties on the sales of the products. These terms are set forth in written agreements entered into with the independent artists and third-party developers.

In addition, we have certain celebrity, league and content license contracts that contain minimum guarantee payments and marketing commitments that may not be dependent on any deliverables. Celebrities and organizations with whom we have contracts include: FIFA, FIFPRO Foundation, FAPL (Football Association Premier League Limited), and DFL Deutsche Fußball Liga GmbH (German Soccer League) (professional soccer); National Basketball Association (professional basketball); PGA TOUR, Tiger Woods and Augusta National (professional golf); National Hockey League and NHL Players' Association (professional hockey); National Football League Properties, PLAYERS Inc., and Red Bear Inc. (professional football); Collegiate Licensing Company (collegiate football); Zuffa, LLC (Ultimate Fighting Championship); ESPN (content in EA SPORTS games); Hasbro, Inc. (most of Hasbro's toy and game intellectual properties); and LucasArts and Lucas Licensing (*Star Wars: The Old Republic*). These developer and content license commitments represent the sum of (1) the cash payments due under non-royalty-bearing licenses and services agreements and (2) the minimum guaranteed payments and advances against royalties due under royalty-bearing licenses and services agreements, the majority of which are conditional upon performance by the counterparty. These minimum guarantee payments and any related marketing commitments are included in the table below.

The following table summarizes our minimum contractual obligations as of March 31, 2013, and the effect we expect them to have on our liquidity and cash flow in future periods (in millions):

		Fiscal Year Ending March 31,					
	Total	2014	2015	2016	2017	2018	Thereafter
Unrecognized commitments							
Developer/licensor commitments	$1,144	$158	$178	$228	$ 69	$53	$458
Marketing commitments	223	37	47	35	20	20	64
Operating leases	174	50	44	32	17	13	18
0.75% Convertible Senior Notes due 2016 interest[(a)]	17	5	5	5	2	—	—
Other purchase obligations	39	28	9	2	—	—	—
Total unrecognized commitments	1,597	278	283	302	108	86	540
Recognized commitments							
0.75% Convertible Senior Notes due 2016 principal[(a)]	633	—	—	—	633	—	—
Licensing and lease obligations[(b)]	71	25	18	6	20	1	1
Total recognized commitments	704	25	18	6	653	1	1
Total Commitments	$2,301	$303	$301	$308	$761	$87	$541

[a] Included in the $17 million coupon interest on the 0.75% Convertible Senior Notes due 2016 is $1 million of accrued interest recognized as of March 31, 2013. We will be obligated to pay the $632.5 million principal amount of the 0.75% Convertible Senior Notes due 2016 in cash and any excess conversion value in shares of our common stock upon redemption of the Notes at maturity on July 15, 2016 or upon earlier redemption. The $632.5 million principal amount excludes $74 million of unamortized discount of the liability component. See Note 11 for additional information regarding our 0.75% Convertible Senior Notes due 2016.

[b] See Note 7 for additional information regarding recognized commitments resulting from our restructuring plans. Lease commitments have not been reduced for approximately $6 million due in the future from third parties under non-cancelable sub-leases.

Subsequent to March 31, 2013, we entered into various licensor and development agreements with third parties, which contingently commits us to pay up to $163 million at various dates through fiscal year 2020.

The unrecognized amounts represented in the table above reflect our minimum cash obligations for the respective fiscal years, but do not necessarily represent the periods in which they will be recognized and expensed in our Consolidated Financial Statements. In addition, the amounts in the table above are presented based on the dates the amounts are contractually due as of March 31, 2013; however, certain payment obligations may be accelerated depending on the performance of our operating results.

In addition to what is included in the table above, as of March 31, 2013, we had a liability for unrecognized tax benefits and an accrual for the payment of related interest totaling $260 million, of which approximately $46 million is offset by prior cash deposits to tax authorities for issues pending resolution. For the remaining liability, we are unable to make a reasonably reliable estimate of when cash settlement with a taxing authority will occur.

Also, in addition to what is included in the table above as of March 31, 2013, primarily in connection with our PopCap, KlickNation, and Chillingo acquisitions, we may be required to pay an additional $566 million of cash consideration based upon the achievement of certain performance milestones through March 31, 2015. As of March 31, 2013, we have accrued $43 million of contingent consideration on our Consolidated Balance Sheet representing the estimated fair value of the contingent consideration. We have not paid any earn-out to date for the PopCap acquisition.

OFF-BALANCE SHEET COMMITMENTS

Lease Commitments

As of March 31, 2013, we leased certain of our current facilities, furniture and equipment under non-cancelable operating lease agreements. We were required to pay property taxes, insurance and normal maintenance costs for certain of these facilities and any increases over the base year of these expenses on the remainder of our facilities.

Director Indemnity Agreements

We entered into indemnification agreements with each of the members of our Board of Directors at the time they joined the Board to indemnify them to the extent permitted by law against any and all liabilities, costs, expenses, amounts paid in settlement and damages incurred by the Directors as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the Directors are sued or charged as a result of their service as members of our Board of Directors.

INFLATION

We believe the impact of inflation on our results of operations has not been significant in any of the past three fiscal years.

Item 7A: *Quantitative and Qualitative Disclosures About Market Risk*

MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates, interest rates and market prices, which have experienced significant volatility in light of the global economic downturn. Market risk is the potential loss arising from changes in market rates and market prices. We employ established policies and practices to manage these risks. Foreign currency option and forward contracts are used to hedge anticipated exposures or mitigate some existing exposures subject to foreign exchange risk as discussed below. While we do not hedge our short-term investment portfolio, we protect our short-term investment portfolio against different market risks, including interest rate risk as discussed below. Our cash and cash equivalents portfolio consists of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase. We also do not currently hedge our market price risk relating to our marketable equity securities and we do not enter into derivatives or other financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

Cash Flow Hedging Activities. From time to time, we hedge a portion of our foreign currency risk related to forecasted foreign-currency-denominated sales and expense transactions by purchasing foreign currency option contracts that generally have maturities of 12 months or less. These transactions are designated and qualify as cash flow hedges. The derivative assets associated with our hedging activities are recorded at fair value in other current assets on our Consolidated Balance Sheets. The effective portion of gains or losses resulting from changes in the fair value of these hedges is initially reported, net of tax, as a component of accumulated other comprehensive income in stockholders' equity. The gross amount of the effective portion of gains or losses resulting from changes in the fair value of these hedges is subsequently reclassified into net revenue or research and development expenses, as appropriate, in the period when the forecasted transaction is recognized in our Consolidated Statements of Operations. In the event that the gains or losses in accumulated other comprehensive income are deemed to be ineffective, the ineffective portion of gains or losses resulting from changes in fair value, if any, is reclassified to interest and other income (expense), net, in our Consolidated Statements of Operations. In the event that the underlying forecasted transactions do not occur, or it becomes remote that they will occur, within the defined hedge period, the gains or losses on the related cash flow hedges are reclassified from accumulated other comprehensive income to interest and other income (expense), net, in our Consolidated Statements of Operations. For the fiscal years ended March 31, 2013, 2012 and 2011, we reclassified an immaterial amount of losses into interest and other income (expense), net. Our hedging programs are designed to reduce, but do not entirely eliminate, the impact of currency exchange rate movements in net revenue and research and development expenses. As of March 31, 2013, we had foreign currency option contracts to purchase approximately $84 million in foreign currency and to sell approximately $149 million of foreign currency. All of the foreign currency option contracts outstanding as of March 31, 2013 will mature in the next 12 months. As of March 31, 2012, we had foreign currency option contracts to purchase approximately $74 million in foreign currency and to sell approximately $78 million of foreign currencies. As of March 31, 2013 and 2012, these foreign currency option contracts outstanding had a total fair value of $6 million and $2 million, respectively, and are included in other current assets.

Balance Sheet Hedging Activities. We use foreign currency forward contracts to mitigate foreign currency risk associated with foreign-currency-denominated monetary assets and liabilities, primarily intercompany receivables and payables. The foreign currency forward contracts generally have a contractual term of three months or less and are transacted near month-end. Our foreign currency forward contracts are not designated as hedging instruments, and are accounted for as derivatives whereby the fair value of the contracts is reported as other current assets or accrued and other current liabilities on our Consolidated Balance Sheets, and gains and losses resulting from changes in the fair value are reported in interest and other income (expense), net, in our Consolidated Statements of Operations. The gains and losses on these foreign currency forward contracts generally offset the gains and losses on the underlying foreign-currency-denominated monetary assets and liabilities, which are also reported in interest and other income (expense), net, in our Consolidated Statements of Operations. In certain cases, the amount of such gains and losses will significantly differ from the amount of gains and losses recognized on the underlying foreign-currency-denominated monetary asset or liability, in which case our results will be impacted. As of March 31, 2013, we had foreign currency forward contracts to purchase and sell approximately $306 million in foreign currencies. Of this amount, $213 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $87 million to purchase foreign currency in exchange for U.S. dollars, and $6 million to sell foreign currency in exchange for British pound sterling. As of March 31, 2012, we had foreign currency forward contracts to purchase and sell approximately $242 million in foreign currencies. Of this amount, $197 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $37 million to purchase foreign currency in exchange for U.S. dollars and $8 million to sell foreign currency in exchange for British pound sterling. The fair value of our foreign currency forward contracts was immaterial as of March 31, 2013 and 2012.

We believe the counterparties to these foreign currency forward and option contracts are creditworthy multinational commercial banks. While we believe the risk of counterparty nonperformance is not material, a sustained decline in the financial stability of financial institutions as a result of the disruption in the financial markets could affect our ability to secure credit-worthy counterparties for our foreign currency hedging programs.

Notwithstanding our efforts to mitigate some foreign currency exchange rate risks, there can be no assurance that our hedging activities will adequately protect us against the risks associated with foreign currency fluctuations. As of March 31, 2013, a hypothetical adverse foreign currency exchange rate movement of 10 percent or 20 percent would have resulted in potential declines in the fair value of the premiums on our foreign currency option contracts used in cash flow hedging of $5 million and $6 million, respectively. As of March 31, 2013, a hypothetical adverse foreign currency exchange rate movement of 10 percent or 20 percent would have resulted in potential losses on our foreign currency forward contracts used in balance sheet hedging of $30 million and $61 million, respectively. This sensitivity analysis assumes an adverse shift of all foreign currency exchange rates; however, all foreign currency exchange rates do not always move in such manner and actual results may differ materially.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term investment portfolio. We manage our interest rate risk by maintaining an investment portfolio generally consisting of debt instruments of high credit quality and relatively short maturities. However, because short-term investments mature relatively quickly and are required to be reinvested at the then-current market rates, interest income on a portfolio consisting of short-term investments is more subject to market fluctuations than a portfolio of longer term investments. Additionally, the contractual terms of the investments do not permit the issuer to call, prepay or otherwise settle the investments at prices less than the stated par value. Our investments are held for purposes other than trading. Also, we do not use derivative financial instruments in our short-term investment portfolio.

As of March 31, 2013 and 2012, our short-term investments were classified as available-for-sale securities and, consequently, were recorded at fair market value with unrealized gains or losses resulting from changes in fair value reported as a separate component of accumulated other comprehensive income, net of tax, in stockholders' equity. Our portfolio of short-term investments consisted of the following investment categories, summarized by fair value as of March 31, 2013 and 2012 (in millions):

	As of March 31,	
	2013	2012
Corporate bonds	$178	$150
U.S. Treasury securities	85	166
U.S. agency securities	76	116
Commercial paper	49	5
Total short-term investments	$388	$437

Notwithstanding our efforts to manage interest rate risks, there can be no assurance that we will be adequately protected against risks associated with interest rate fluctuations. At any time, a sharp change in interest rates could have a significant impact on the fair value of our investment portfolio. The following table presents the hypothetical changes in the fair value in our short-term investment portfolio as of March 31, 2013, arising from potential changes in interest rates. The modeling technique estimates the change in fair value from immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS.

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair Value as of March 31, 2013	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
(In millions)	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
Corporate bonds	$182	$181	$179	$178	$177	$175	$174
U.S. Treasury securities	87	87	86	85	85	84	84
U.S. agency securities	78	77	76	76	75	74	74
Commercial paper	49	49	49	49	49	49	49
Total short-term investments	$396	$394	$390	$388	$386	$382	$381

Annual Report

Item 8: ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

Other financial statement schedules have been omitted because the information called for in them is not required or has already been included in either the Consolidated Financial Statements or the Notes thereto.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except par value data)	March 31, 2013	March 31, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$1,292	$1,293
Short-term investments	388	437
Marketable equity securities	—	119
Receivables, net of allowances of $200 and $252, respectively	312	366
Inventories	42	59
Deferred income taxes, net	52	67
Other current assets	239	268
Total current assets	2,325	2,609
Property and equipment, net	548	568
Goodwill	1,721	1,718
Acquisition-related intangibles, net	253	369
Deferred income taxes, net	53	42
Other assets	170	185
TOTAL ASSETS	$5,070	$5,491
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 136	$ 215
Accrued and other current liabilities	737	857
Deferred net revenue (online-enabled games)	1,044	1,048
Total current liabilities	1,917	2,120
0.75% convertible senior notes due 2016, net	559	539
Income tax obligations	205	189
Deferred income taxes, net	1	8
Other liabilities	121	177
Total liabilities	2,803	3,033
Commitments and contingencies (See Note 12)		
Stockholders' equity:		
Preferred stock, $0.01 par value. 10 shares authorized	—	—
Common stock, $0.01 par value. 1,000 shares authorized; 302 and 320 shares issued and outstanding, respectively	3	3
Paid-in capital	2,174	2,359
Retained earnings (accumulated deficit)	21	(77)
Accumulated other comprehensive income	69	173
Total stockholders' equity	2,267	2,458
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,070	$5,491


Annual Report

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)	Year Ended March 31,		
	2013	2012	2011
Net revenue:			
Product	$2,738	$3,415	$3,181
Service and other	1,059	728	408
Total net revenue	3,797	4,143	3,589
Cost of revenue:			
Product	1,085	1,374	1,407
Service and other	303	224	92
Total cost of revenue	1,388	1,598	1,499
Gross profit	2,409	2,545	2,090
Operating expenses:			
Research and development	1,153	1,180	1,124
Marketing and sales	788	883	781
General and administrative	354	377	296
Acquisition-related contingent consideration	(64)	11	(17)
Amortization of intangibles	30	43	57
Restructuring and other charges	27	16	161
Total operating expenses	2,288	2,510	2,402
Operating income (loss)	121	35	(312)
Gains on strategic investments, net	39	—	23
Interest and other income (expense), net	(21)	(17)	10
Income (loss) before provision for (benefit from) income taxes	139	18	(279)
Provision for (benefit from) income taxes	41	(58)	(3)
Net income (loss)	$ 98	$ 76	$ (276)
Net income (loss) per share:			
Basic	$ 0.32	$ 0.23	$ (0.84)
Diluted	$ 0.31	$ 0.23	$ (0.84)
Number of shares used in computation:			
Basic	310	331	330
Diluted	313	336	330

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions)	Year Ended March 31, 2013	2012	2011
Net income (loss)	$ 98	$ 76	$(276)
Other comprehensive loss, net of tax:			
Change in unrealized gains on available-for-sale securities	(46)	(40)	(4)
Reclassification adjustment for realized gains on available-for-sale securities	(41)	(2)	(28)
Change in unrealized losses on derivative instruments	(2)	(4)	(7)
Reclassification adjustment for realized losses on derivative instruments	4	4	5
Foreign currency translation adjustments	(19)	(4)	25
Total other comprehensive loss, net of tax	(104)	(46)	(9)
Total comprehensive income (loss)	$ (6)	$ 30	$(285)


Annual Report

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions, share data in thousands)

	Common Stock		Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount				
Balances as of March 31, 2010	329,587	$ 3	$2,375	$ 123	$ 228	$2,729
Total comprehensive loss	—	—	—	(276)	(9)	(285)
Issuance of common stock	6,081	—	4	—	—	4
Repurchase and retirement of common stock	(3,104)	—	(58)	—	—	(58)
Stock-based compensation	—	—	176	—	—	176
Tax costs from exercise of stock options	—	—	(2)	—	—	(2)
Balances as of March 31, 2011	332,564	3	2,495	(153)	219	2,564
Total comprehensive income	—	—	—	76	(46)	30
Issuance of common stock	7,850	—	12	—	—	12
Equity issued in connection with acquisition	4,356	—	87	—	—	87
Equity value of convertible note issuance, net	—	—	105	—	—	105
Purchase of convertible note hedge	—	—	(107)	—	—	(107)
Sale of common stock warrants	—	—	65	—	—	65
Repurchase and retirement of common stock	(24,547)	—	(471)	—	—	(471)
Stock-based compensation	—	—	170	—	—	170
Tax benefit from exercise of stock options	—	—	3	—	—	3
Balances as of March 31, 2012	320,223	3	2,359	(77)	173	2,458
Total comprehensive loss	—	—	—	98	(104)	(6)
Issuance of common stock	7,801	—	1	—	—	1
Repurchase and retirement of common stock	(25,860)	—	(349)	—	—	(349)
Stock-based compensation	—	—	164	—	—	164
Tax costs from exercise of stock options	—	—	(1)	—	—	(1)
Balances as of March 31, 2013	302,164	$ 3	$2,174	$ 21	$ 69	$2,267

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended March 31, 2013	2012	2011
OPERATING ACTIVITIES			
Net income (loss)	$ 98	$ 76	$ (276)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, amortization and accretion, net	264	216	180
Stock-based compensation	164	170	176
Acquisition-related contingent consideration	(64)	11	(17)
Net gains on investments and sale of property and equipment	(37)	(12)	(25)
Non-cash restructuring charges	7	(6)	1
Change in assets and liabilities:			
Receivables, net	56	(14)	(122)
Inventories	16	21	25
Other assets	15	(101)	5
Accounts payable	(78)	(50)	114
Accrued and other liabilities	(106)	13	(4)
Deferred income taxes, net	(7)	(90)	24
Deferred net revenue (online-enabled games)	(4)	43	239
Net cash provided by operating activities	324	277	320
INVESTING ACTIVITIES			
Capital expenditures	(106)	(172)	(59)
Proceeds from sale of property and equipment	—	26	—
Proceeds from sale of marketable equity securities	72	—	132
Proceeds from maturities and sales of short-term investments	459	526	442
Purchase of short-term investments	(414)	(468)	(514)
Acquisition-related restricted cash	31	75	—
Acquisition of subsidiaries, net of cash acquired	(10)	(676)	(16)
Net cash provided by (used in) investing activities	32	(689)	(15)
FINANCING ACTIVITIES			
Proceeds from issuance of common stock	34	57	34
Proceeds from borrowings on convertible senior notes, net of issuance costs	—	617	—
Proceeds from issuance of warrants	—	65	—
Purchase of convertible note hedge	—	(107)	—
Payment of debt issuance costs	(2)	—	—
Excess tax benefit from stock-based compensation	—	4	1
Repurchase and retirement of common stock	(349)	(471)	(58)
Acquisition-related contingent consideration payment	(28)	(25)	—
Net cash provided by (used in) financing activities	(345)	140	(23)
Effect of foreign exchange on cash and cash equivalents	(12)	(14)	24
Increase (decrease) in cash and cash equivalents	(1)	(286)	306
Beginning cash and cash equivalents	1,293	1,579	1,273
Ending cash and cash equivalents	$1,292	$1,293	$1,579
Supplemental cash flow information:			
Cash paid (refunded) during the year for income taxes, net	$ 26	$ (4)	$ 21
Cash paid during the year for interest	$ 5	$ 2	$ —
Non-cash investing activities:			
Change in unrealized gains on available-for-sale securities, net of taxes	$ (46)	$ (40)	$ (4)
Equity issued in connection with acquisition	$ —	$ 87	$ —

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

We develop, market, publish and distribute game software content and services that can be played by consumers on a variety of platforms, including video game consoles (such as the Sony PLAYSTATION 3, Microsoft Xbox 360, and Nintendo WiiU), personal computers, mobile devices (such as the Apple iPhone and Google Android compatible phones), tablets and electronic readers (such as the Apple iPad and Amazon Kindle), and the Internet. Our ability to publish games across multiple platforms, through multiple distribution channels, and directly to consumers (online and wirelessly) has been, and will continue to be, a cornerstone of our product strategy. We have generated substantial growth in new business models and alternative revenue streams (such as subscription, micro-transactions, and advertising) based on the continued expansion of our online and wireless product and service offerings. Some of our games are based on our wholly-owned intellectual property (*e.g.*, Battlefield, Mass Effect, Need for Speed, The Sims, Bejeweled, and Plants v. Zombies), and some of our games are based on content that we license from others (*e.g.*, FIFA and Madden NFL). Our goal is to turn our core intellectual properties into year-round businesses available on a range of platforms. Our products and services may be purchased through physical and online retailers, platform providers such as console manufacturers and mobile carriers via digital downloads, as well as directly through our own online distribution platform Origin.

A summary of our significant accounting policies applied in the preparation of our Consolidated Financial Statements follows:

Consolidation

The accompanying Consolidated Financial Statements include the accounts of Electronic Arts Inc. and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

Our fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal years ended March 31, 2013, 2012 and 2011 each contained 52 weeks and ended on March 30, 2013, March 31, 2012, and April 2, 2011, respectively. For simplicity of disclosure, all fiscal periods are referred to as ending on a calendar month-end.

Reclassifications

During the fourth quarter of fiscal year 2013, we reviewed our operating expenses and reclassified certain amounts, primarily headcount and facilities costs, to align with our current operating structure. As a result, we also reclassified the related prior year amounts within our Consolidated Statements of Operations for comparability purposes. These reclassifications did not affect the Company's consolidated net revenue, gross profit, operating income (loss), or net income (loss). The effect of the reclassifications on the previously-reported Consolidated Statement of Operations is reflected in the tables below:

	Year Ended March 31, 2012			Year Ended March 31, 2011		
	As Previously Reported	Change	Reclassified Balance	As Previously Reported	Change	Reclassified Balance
Operating expenses:						
Research and development	$1,212	$(32)	$1,180	$1,153	$(29)	$1,124
Marketing and sales	853	30	883	747	34	781
General and administrative	375	2	377	301	(5)	296

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. Such estimates include sales returns and allowances, provisions for doubtful accounts, accrued liabilities, offering periods for deferred net revenue, income taxes, losses on royalty commitments, estimates regarding the recoverability of prepaid royalties, inventories, long-lived assets, assets acquired and liabilities assumed in business combinations, certain estimates related to the measurement and recognition of costs resulting from our share-based payment awards, deferred income tax assets and associated valuation allowances as well as estimates used in our goodwill, intangibles, short-term investments, and marketable equity securities impairment tests. These estimates generally involve complex issues and require us to make judgments, involve analysis of historical and future trends, can require extended periods of time to resolve, and are subject to change from period to period. In all cases, actual results could differ materially from our estimates.

Cash, Cash Equivalents, Short-Term Investments and Marketable Equity Securities

Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase.

Short-term investments consist of securities with original or remaining maturities of greater than three months at the time of purchase, are accounted for as available-for-sale securities and are recorded at fair value. Short-term investments are available for use in current operations or other activities such as capital expenditures and business combinations.

Marketable equity securities consist of investments in common stock of publicly-traded companies, are accounted for as available-for-sale securities and are recorded at fair value.

Unrealized gains and losses on our short-term investments and marketable equity securities are recorded as a component of accumulated other comprehensive income in stockholders' equity, net of tax, until either (1) the security is sold, (2) the security has matured, or (3) we determine that the fair value of the security has declined below its adjusted cost basis and the decline is other-than-temporary. Realized gains and losses on our short-term investments and marketable equity securities are calculated based on the specific identification method and are reclassified from accumulated other comprehensive income to interest and other income (expense), net, and gains on strategic investments, net, respectively. Determining whether the decline in fair value is other-than-temporary requires management judgment based on the specific facts and circumstances of each security. The ultimate value realized on these securities is subject to market price volatility until they are sold.

Our short-term investments and marketable equity securities are evaluated for impairment quarterly. We consider various factors in determining whether we should recognize an impairment charge, including the credit quality of the issuer, the duration that the fair value has been less than the adjusted cost basis, severity of the impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, our intent to sell and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, and any contractual terms impacting the prepayment or settlement process. If we conclude that an investment is other-than-temporarily impaired, we recognize an impairment charge at that time in our Consolidated Statements of Operations.

Inventories

Inventories consist of materials (including manufacturing royalties paid to console manufacturers), labor and freight-in and are stated at the lower of cost (using the weighted average costing method) or market value. We regularly review inventory quantities on-hand. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and market value, based upon assumptions about future demand that are inherently difficult to assess. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established basis.

Property and Equipment, Net

Property and equipment, net, are stated at cost. Depreciation is calculated using the straight-line method over the following useful lives:

Buildings	20 to 25 years
Computer equipment and software	3 to 6 years
Furniture and equipment	3 to 5 years
Leasehold improvements	Lesser of the lease term or the estimated useful lives of the improvements, generally 1 to 10 years

We capitalize costs associated with internal-use software that have reached the application development stage and meet recoverability tests. Such capitalized costs include external direct costs utilized in developing or obtaining the software, and payroll and payroll-related expenses for employees who are directly associated with the development of the software. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. The net book value of capitalized costs associated with internal-use software was $81 million and $77 million as of March 31, 2013 and 2012, respectively. Once the internal-use software is ready for its intended use, the assets are depreciated on a straight-line basis over each asset's estimated useful life, which is generally three years.

Acquisition-Related Intangibles and Other Long-Lived Assets

We record acquisition-related intangible assets that have finite useful lives, such as developed and core technology, in connection with business combinations. We amortize the cost of acquisition-related intangible assets on a straight-line basis over the lesser of their estimated useful lives or the agreement terms, typically from two to fourteen years. We evaluate acquisition-related intangibles and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. This includes assumptions about future prospects for the business that the asset relates to and typically involves computations of the estimated future cash flows to be generated by these businesses. Based on these judgments and assumptions, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our Consolidated Balance Sheets to reflect its estimated fair value. Judgments and assumptions about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including but not limited to, significant negative industry or economic trends, significant changes in the manner of our use of the assets or the strategy of our overall business and significant under-performance relative to projected future operating results. When we consider such assets to be impaired, the amount of impairment we recognize is measured by the amount by which the carrying amount of the asset exceeds its fair value. We recognized $39 million, $12 million, and $14 million in impairment charges in fiscal years 2013, 2012, and 2011, respectively. The impairment charges for fiscal year 2013 of $34 million and $5 million, are included in cost of revenue and amortization of intangibles, respectively, on our Consolidated Statement of Operations. The charges for fiscal year 2012 consist of $12 million included in cost of revenue on our Consolidated Statement of Operations. The charges for fiscal year 2011 of $14 million are included in restructuring and other charges and research and development expense in our Consolidated Statements of Operations.

Goodwill

In assessing impairment on our goodwill, we first analyze qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If we conclude it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, we do not need to perform the two-step impairment test. If based on that assessment, we believe it is more likely than not that the fair value of the reporting unit is less than its carrying value, a two-step goodwill impairment test will be performed. The first step measures for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to the individual assets and liabilities within each reporting unit. Reporting units are determined by the components of operating segments that constitute a business for which (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. We determined that it was more likely than not that the fair value of our reporting unit exceeded its carrying amount and, as such, we did not need to perform the two-step impairment test.

During the fiscal years ended March 31, 2013, 2012 and 2011, we completed our annual goodwill impairment testing in the fourth quarter of each year and did not recognize any impairment charges on goodwill in fiscal years 2013, 2012, and 2011.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes assessed by a government authority that are both imposed on and concurrent with specific revenue transactions between us and our customers are presented on a net basis in our Consolidated Statements of Operations.

Concentration of Credit Risk, Significant Customers and Platform Partners

We extend credit to various companies in the retail and mass merchandising industries. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact our overall credit risk. Although we generally do not require collateral, we perform ongoing credit evaluations of our customers and maintain reserves for potential credit losses. Invoices are aged based on contractual terms with our customers. The provision for doubtful accounts is recorded as a charge to general and administrative expense when a potential loss is identified. Losses are written off against the allowance when the receivable is determined to be uncollectible. Worldwide, we had two customers who accounted for approximately 23 percent and one customer who accounted for 17 percent of our consolidated gross receivables as of March 31, 2013 and 2012, respectively. We did not have any additional customers that exceeded 10 percent of our consolidated gross receivables as of March 31, 2013 and 2012.

A majority of our sales are made to major retailers and distributors. During the fiscal year ended March 31, 2013, approximately 61 percent of our North America sales were made to our top ten customers. Though our products are available to consumers through a variety of retailers and directly through us, the concentration of our sales in one, or a few, large customers could lead to a short-term disruption in our sales if one or more of these customers significantly reduced their purchases or ceased to carry our products.

Currently, a majority of our revenue is derived through sales on two hardware consoles. 60 percent, 61 percent and 57 percent of our sales were for products and services on Sony's PLAYSTATION 3 and Microsoft's Xbox 360 consoles combined, for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. These platform partners have significant influence over the products and services that we offer on their platform. Our agreements with Sony and Microsoft typically give significant control to them over the approval, manufacturing and distribution of our products and services, which could, in certain circumstances, leave us unable to get our products and services approved, manufactured and provided to customers.

Short-term investments are placed with high quality financial institutions or in short-duration, investment-grade securities. We limit the amount of credit exposure in any one financial institution or type of investment instrument.

Revenue Recognition

We evaluate revenue recognition based on the criteria set forth in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605, *Revenue Recognition* and ASC 985-605, *Software: Revenue Recognition*. We classify our revenue as either product revenue or service and other revenue.

Product revenue. Our product revenue includes revenue associated with the sale of software games or related content, whether delivered via a physical disc (*e.g.*, packaged goods) or via the Internet (*e.g.*, full-game downloads, micro-transactions), and licensing of game software to third-parties. Product revenue also includes revenue from mobile full game downloads that do not require our hosting support, and sales of tangible products such as hardware, peripherals, or collectors' items.

Service and other revenue. Our service revenue includes revenue recognized from time-based subscriptions and games or related content that requires our hosting support in order to utilize the game or related content (*i.e.*, cannot be played without an Internet connection). This includes (1) entitlements to content that are accessed through hosting services (*e.g.*, micro-transactions for Internet-based, social network and mobile games), (2) massively multi-player online ("MMO") games (both software game and subscription sales), (3) subscriptions for our Pogo-branded online game services, and (4) allocated service revenue from sales of software games with an online service element (*i.e.*, "matchmaking" service). Our other revenue includes advertising and non-software licensing revenue.

With respect to the allocated service revenue from sales of software games with a matchmaking service mentioned above, our allocation of proceeds between product and service revenue for presentation purposes is based on management's best estimate of the selling price of the matchmaking service with the residual value allocated to product revenue. Our estimate of the selling price of the matchmaking service is comprised of several factors including, but not limited to, prior selling prices for the matchmaking service, prices charged separately by other third party vendors for similar service offerings, and a cost-plus-margin approach. We review the estimated selling price of the online matchmaking service on a regular basis and use this methodology consistently to allocate revenue between product and service for software game sales with a matchmaking service.

We evaluate and recognize revenue when all four of the following criteria are met:

- *Evidence of an arrangement.* Evidence of an agreement with the customer that reflects the terms and conditions to deliver the related products or services must be present.
- *Fixed or determinable fee.* If a portion of the arrangement fee is not fixed or determinable, we recognize revenue as the amount becomes fixed or determinable.
- *Collection is deemed probable.* Collection is deemed probable if we expect the customer to be able to pay amounts under the arrangement as those amounts become due. If we determine that collection is not probable as the amounts become due, we generally conclude that collection becomes probable upon cash collection.
- *Delivery.* Delivery is considered to occur when a product is shipped and the risk of loss and rewards of ownership have transferred to the customer. For digital downloads, delivery is considered to occur when the software is made available to the customer for download. For services and other, delivery is generally considered to occur as the service is delivered, which is determined based on the underlying service obligation.

Online-Enabled Games

The majority of our software games can be connected to the Internet whereby a consumer may be able to download unspecified content or updates on a when-and-if-available basis ("unspecified updates") for use with the original game software. In addition, we may also offer an online matchmaking service that permits consumers to play against each other via the Internet without a separate fee. U.S. GAAP requires us to account for the consumer's right to receive unspecified updates or the matchmaking service for no additional fee as a "bundled" sale, or multiple-element arrangement.

We have an established historical pattern of providing unspecified updates to online-enabled software games (*e.g.*, player roster updates to *Madden NFL 13*) at no additional charge to the consumer. We do not have vendor specific objective evidence of fair value ("VSOE") for these unspecified updates, and thus, as required by U.S. GAAP, we recognize revenue from the sale of these online-enabled games over the period we expect to offer the unspecified updates to the consumer ("estimated offering period").

Estimated Offering Period

The offering period is not an explicitly defined period and thus, we recognize revenue over an estimated offering period, which is generally estimated to be six months beginning in the month after delivery.

Determining the estimated offering period is inherently subjective and is subject to regular revision based on historical online usage. For example, in determining the estimated offering period for unspecified updates associated with our online-enabled games, we consider the period of time consumers are online as online connectivity is required. During the first quarter of each fiscal year, we review consumers' online gameplay of all online-enabled games that have been released 12 to 24 months prior to the evaluation date. For example, if our evaluation date is April 1, 2013, we evaluate all online-enabled games released between April 1, 2011 and March 31, 2012. Based on this population of games, for all players that register the game online within the first six months of release of the game to the general public, we compute the weighted-average number of days for each online-enabled game, based on when a player initially registers the game online to when that player last plays the game online. We then compute the weighted-average number of days for all online-enabled games by multiplying the weighted-average number of days for each online-enabled game by its relative percentage of total units sold from these online-enabled games (*i.e.,* a game with more units sold will have a higher weighting to the overall computation than a game with fewer units sold). Under a similar computation, we also consider the estimated period of time between the date a game unit is sold to a reseller and the date the reseller sells the game unit to an end consumer. Based on the sum of these two calculations, we then consider the results from prior years, known online gameplay trends, as well as disclosed service periods for competitors' games to determine the estimated offering period for future sales. Similar computations are also made for the estimated service period related to our MMO games, which is generally estimated to be eighteen months.

While we consistently apply this methodology, inherent assumptions used in this methodology include which online-enabled games to sample, whether to use only units that have registered online, whether to weight the number of days for each game, whether to weight the days based on the units sold of each game, determining the period of time between the date of sale to reseller and the date of sale to the consumer and assessing online gameplay trends.

Other Multiple-Element Arrangements

In some of our multiple element arrangements, we sell tangible products with software and/or software-related offerings. These tangible products are generally either peripherals or ancillary collectors' items, such as figurines and comic books. Revenue for these arrangements is allocated to each separate unit of accounting for each deliverable using the relative selling prices of each deliverable in the arrangement based on the selling price hierarchy described below. If the arrangement contains more than one software deliverable, the arrangement consideration is allocated to the software deliverables as a group and then allocated to each software deliverable in accordance with ASC 985-605.

We determine the selling price for a tangible product deliverable based on the following selling price hierarchy: VSOE (*i.e.*, the price we charge when the tangible product is sold separately) if available, third-party evidence ("TPE") of fair value (*i.e.*, the price charged by others for similar tangible products) if VSOE is not available, or our best estimate of selling price ("BESP") if neither VSOE nor TPE is available. Determining the BESP is a subjective process that is based on multiple factors including, but not limited to, recent selling prices and related discounts, market conditions, customer classes, sales channels and other factors. In accordance with ASC 605, provided the other three revenue recognition criteria other than delivery have been met, we recognize revenue upon delivery to the customer as we have no further obligations.

We must make assumptions and judgments in order to (1) determine whether and when each element is delivered, (2) determine whether VSOE exists for each undelivered element, and (3) allocate the total price among the various elements, as applicable. Changes to any of these assumptions and judgments, or changes to the elements in the arrangement, could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Sales Returns and Allowances and Bad Debt Reserves

We reduce revenue primarily for estimated future returns and price protection which may occur with our distributors and retailers ("channel partners"). Price protection represents our practice to provide our channel partners with a credit allowance to lower their wholesale price on a particular product in the channel. The amount of the price protection is generally the difference between the old wholesale price and the new reduced wholesale price. In certain countries for our PC and console packaged goods software products, we also have a practice of allowing channel partners to return older software products in the channel in exchange for a credit allowance. As a general practice, we do not give cash refunds.

When evaluating the adequacy of sales returns and price protection allowances, we analyze the following: historical credit allowances, current sell-through of our channel partner's inventory of our software products, current trends in retail and the video game industry, changes in customer demand, acceptance of our software products, and other related factors. In addition, we monitor the volume of sales to our channel partners and their inventories, as substantial overstocking in the distribution channel could result in high returns or higher price protection in subsequent periods.

In the future, actual returns and price protections may materially exceed our estimates as unsold software products in the distribution channels are exposed to rapid changes in consumer preferences, market conditions or technological obsolescence due to new platforms, product updates or competing software products. While we believe we can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, if our estimates change, our returns and price protection allowances would change and would impact the total net revenue, accounts receivable and deferred net revenue that we report.

We determine our allowance for doubtful accounts by evaluating the following: customer creditworthiness, current economic trends, historical experience, age of current accounts receivable balances, changes in financial condition or payment terms of our customers. Significant management judgment is required to estimate our allowance for doubtful accounts in any accounting period. The amount and timing of our bad debt expense and cash collection could change significantly as a result of a change in any of the evaluation factors mentioned above.

Royalties and Licenses

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of revenue generally at the greater of the contractual rate or an effective royalty rate based on the total projected net revenue for contracts with guaranteed minimums. Significant judgment is required to estimate the effective royalty rate for a particular contract. Because the computation of effective royalty rates requires us to project future revenue, it is inherently subjective as our future revenue projections must anticipate a number of factors, including (1) the total number of titles subject to the contract, (2) the timing of the release of these titles, (3) the number of software units we expect to sell, which can be impacted by a number of variables, including product quality, the timing of the title's release and competition, and (4) future pricing. Determining the effective royalty rate for our titles is particularly challenging due to the inherent difficulty in predicting the popularity of entertainment products. Furthermore, if we conclude that we are unable to make a reasonably reliable forecast of projected net revenue, we recognize royalty expense at the greater of contract rate or on a straight-line basis over the term of the contract. Accordingly, if our future revenue projections change, our effective royalty rates would change, which could impact the amount and timing of royalty expenses that we recognize.

Each quarter, we evaluate the expected future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through product sales. Any impairments or losses determined before the launch of a product are charged to research and development expense. Impairments or losses determined post-launch are charged to cost of revenue. We evaluate long-lived royalty-based assets for impairment generally using undiscounted cash flows when impairment indicators exist. Unrecognized minimum royalty-based commitments are accounted for as executory contracts and, therefore, any losses on these commitments are recognized when the underlying intellectual property is abandoned (*i.e.*, cease use) or the contractual rights to use the intellectual property are terminated.

Advertising Costs

We generally expense advertising costs as incurred, except for production costs associated with media campaigns, which are recognized as prepaid assets (to the extent paid in advance) and expensed at the first run of the advertisement. Cooperative advertising costs are recognized when incurred and are included in marketing and sales expense if there is a separate identifiable benefit for which we can reasonably estimate the fair value of the benefit identified. Otherwise, they are recognized as a reduction of revenue and are generally accrued when revenue is recognized. We then reimburse the channel partner when qualifying claims are submitted.

We are also reimbursed by our vendors for certain advertising costs incurred by us that benefit our vendors. Such amounts are recognized as a reduction of marketing and sales expense if the advertising (1) is specific to the vendor, (2) represents an identifiable benefit to us, and (3) represents an incremental cost to us. Otherwise, vendor reimbursements are recognized as a reduction of cost of revenue as the related revenue is recognized. Vendor reimbursements of advertising costs of $45 million, $39 million, and $31 million reduced marketing and sales expense for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. For the fiscal years ended March 31, 2013, 2012 and 2011, advertising expense, net of vendor reimbursements, totaled approximately $240 million, $321 million, and $312 million, respectively.

Software Development Costs

Research and development costs, which consist primarily of software development costs, are expensed as incurred. We are required to capitalize software development costs incurred for computer software to be sold, leased or otherwise marketed after technological feasibility of the software is established or for development costs that have alternative future uses. Under our current practice of developing new games, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. The software development costs that have been capitalized to date have been insignificant.

Stock-Based Compensation

We are required to estimate the fair value of share-based payment awards on the date of grant. We recognize compensation costs for stock-based payment awards to employees based on the grant-date fair value using a straight-line approach over the service period for which such awards are expected to vest.

We determine the fair value of our share-based payment awards as follows:

- *Restricted Stock Units, Restricted Stock, and Performance-Based Restricted Stock Units.* The fair value of restricted stock units, restricted stock, and performance-based restricted stock units (other than market-based restricted stock units) is determined based on the quoted market price of our common stock on the date of grant. Performance-based restricted stock units include grants made (1) to certain members of executive management primarily granted in fiscal year 2009 and (2) in connection with certain acquisitions.

- *Market-Based Restricted Stock Units.* Market-based restricted stock units consist of grants of performance-based restricted stock units to certain members of executive management that vest contingent upon the achievement of pre-determined market and service conditions (referred to herein as "market-based restricted stock units"). The fair value of our market-based restricted stock units is determined using a Monte-Carlo simulation model. Key assumptions for the Monte-Carlo simulation model are the risk-free interest rate, expected volatility, expected dividends and correlation coefficient.

- *Stock Options and Employee Stock Purchase Plan.* The fair value of stock options and stock purchase rights granted pursuant to our equity incentive plans and our 2000 Employee Stock Purchase Plan ("ESPP"), respectively, is determined using the Black-Scholes valuation model based on the multiple-award valuation method. Key assumptions of the Black-Scholes valuation model are the risk-free interest rate, expected volatility, expected term and expected dividends.

The determination of the fair value of market-based restricted stock units, stock options and ESPP is affected by assumptions regarding subjective and complex variables. Generally, our assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes.

Employee stock-based compensation expense is calculated based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates and an adjustment to stock-based compensation expense will be recognized at that time.

Foreign Currency Translation

For each of our foreign operating subsidiaries, the functional currency is generally its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using month-end exchange rates, and revenue and expenses are translated into U.S. dollars using average exchange rates. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders' equity.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Net foreign currency transaction gains (losses) of $2 million, $(29) million, and $12 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, are included in interest and other income (expense), net, in our Consolidated Statements of Operations.

Impact of Recently Issued Accounting Standards

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*, which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. In January 2013, the FASB issued ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, to address concerns expressed by preparers while still providing useful information about certain transactions involving master netting arrangements. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. We do not expect the adoption of ASU 2011-11 and ASU 2013-01 to have a material impact on our Consolidated Financial Statements.

In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, effective prospectively for fiscal years beginning after December 15, 2012. The amendments of this ASU require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income (loss) is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. We do not expect the adoption of ASU 2013-02 to have a material impact on our Consolidated Financial Statements.

(2) FAIR VALUE MEASUREMENTS

There are various valuation techniques used to estimate fair value, the primary one being the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the asset or liability. We measure certain financial and nonfinancial assets and liabilities at fair value on a recurring and nonrecurring basis.

Fair Value Hierarchy

The three levels of inputs that may be used to measure fair value are as follows:

- *Level 1.* Quoted prices in active markets for identical assets or liabilities.
- *Level 2.* Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.
- *Level 3.* Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2013 and 2012, our assets and liabilities that were measured and recorded at fair value on a recurring basis were as follows (in millions):

		Fair Value Measurements at Reporting Date Using			
	As of March 31, 2013	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Assets					
Money market funds	$469	$469	$ —	$ —	Cash equivalents
Available-for-sale securities:					
Corporate bonds	178	—	178	—	Short-term investments
U.S. agency securities	91	—	91	—	Short-term investments and cash equivalents
U.S. Treasury securities	88	88	—	—	Short-term investments and cash equivalents
Commercial paper	73	—	73	—	Short-term investments and cash equivalents
Deferred compensation plan assets[(a)]	11	11	—	—	Other assets
Foreign currency derivatives	6	—	6	—	Other current assets
Total assets at fair value	$916	$568	$348	$ —	
Liabilities					
Contingent consideration[(b)]	$ 43	$ —	$ —	$ 43	Accrued and other current liabilities and other liabilities
Total liabilities at fair value	$ 43	$ —	$ —	$ 43	

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Contingent Consideration
Balance as of March 31, 2012	$112
Change in fair value[(c)]	(64)
Payments[(d)]	(5)
Balance as of March 31, 2013	$ 43

	As of March 31, 2012	Fair Value Measurements at Reporting Date Using			Balance Sheet Classification
		Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	
Assets					
Money market funds	$ 490	$490	$ —	$ —	Cash equivalents
Available-for-sale securities:					
U.S. Treasury securities	170	170	—	—	Short-term investments and cash equivalents
Corporate bonds	150	—	150	—	Short-term investments
Marketable equity securities	119	119	—	—	Marketable equity securities
U.S. agency securities	116	—	116	—	Short-term investments
Commercial paper	16	—	16	—	Short-term investments and cash equivalents
Deferred compensation plan assets[a]	11	11	—	—	Other assets
Foreign currency derivatives	2	—	2	—	Other current assets
Total assets at fair value	$1,074	$790	$284	$ —	
Liability					
Contingent consideration[b]	$ 112	$ —	$ —	$112	Accrued and other current liabilities and other liabilities
Total liability at fair value	$ 112	$ —	$ —	$112	

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Contingent Consideration
Balance as of March 31, 2011	$ 51
Additions	100
Change in fair value[c]	11
Payments[d]	(25)
Reclassification[e]	(25)
Balance as of March 31, 2012	$112

(a) The deferred compensation plan assets consist of various mutual funds.

(b) The contingent consideration as of March 31, 2013 and 2012 represents the estimated fair value of the additional variable cash consideration payable primarily in connection with our acquisitions of PopCap Games, Inc. ("PopCap"), KlickNation Corporation ("KlickNation"), and Chillingo Limited ("Chillingo") that is contingent upon the achievement of certain performance milestones. We estimated the fair value of the acquisition-related contingent consideration payable using probability-weighted discounted cash flow models, and applied a discount rate that appropriately captures a market participant's view of the risk associated with the obligations. During fiscal year 2013, the discount rate used had a weighted average of 13 percent. During fiscal year 2012, the discount rate used had a weighted average of 12 percent. The significant unobservable input used in the fair value measurement of the acquisition-related contingent consideration payable is forecasted earnings. Significant changes in forecasted earnings would result in a significantly higher or lower fair value measurement. At March 31, 2013 and 2012, the fair market value of acquisition-related contingent consideration totaled $43 million and $112 million, respectively, compared to a maximum potential payout of $566 million and $572 million, respectively.

(c) The change in fair value is reported as acquisition-related contingent consideration in our Consolidated Statements of Operations.

(d) During the fiscal year 2013, we made payments totaling $5 million to settle certain performance milestones achieved in connection with two of our acquisitions. During the fourth quarter of fiscal year 2012, we made a payment of $25 million to settle certain performance milestones achieved through December 31, 2011 in connection with our acquisition of Playfish Limited ("Playfish").

(e) During the fourth quarter of fiscal year 2012, we reclassified $25 million of contingent consideration in connection with our acquisition of Playfish to other current liabilities in our Consolidated Balance Sheet as the contingency was settled. This amount was paid during the second quarter of fiscal 2013.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

During fiscal year 2013, our assets that were measured and recorded at fair value on a nonrecurring basis and the related impairments on those assets were as follows (in millions):

		Fair Value Measurements Using			
	Net Carrying Value as of March 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairments for the Fiscal Year Ended March 31, 2013
Assets					
Acquisition-related intangible assets	$4	$—	$—	$4	$39
Total impairments recorded for non-recurring measurements on assets held as of March 31, 2013					$39

During fiscal year 2013, we became aware of facts and circumstances that indicated that the carrying value of some of our acquisition-related intangible assets were not recoverable. We recognized impairment charges of $34 million and $5 million in cost of revenue and amortization of intangibles, respectively, on our Consolidated Statement of Operations. These impairment charges are included in depreciation, amortization, and accretion, net on our Consolidated Statements of Cash Flows.

During fiscal year 2012, our assets that were measured and recorded at fair value on a nonrecurring basis and the related impairments on those assets were as follows (in millions):

		Fair Value Measurements Using			
	Net Carrying Value as of March 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairments for the Fiscal Year Ended March 31, 2012
Assets					
Acquisition-related intangible assets	$—	$—	$—	$—	$12
Total impairments recorded for non-recurring measurements on assets held as of March 31, 2012					$12

During fiscal year 2012, we became aware of facts and circumstances that indicated that the carrying value of some of our acquisition-related intangible assets were not recoverable. We recognized impairment charges of $12 million in cost of revenue on our Consolidated Statement of Operations. These impairment charges are included in depreciation, amortization, and accretion, net on our Consolidated Statements of Cash Flows.

(3) FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

As of March 31, 2013 and 2012, our cash and cash equivalents were $1,292 million and $1,293 million, respectively. Cash equivalents were valued at their carrying amounts as they approximate fair value due to the short maturities of these financial instruments.

Short-Term Investments

Short-term investments consisted of the following as of March 31, 2013 and 2012 (in millions):

	As of March 31, 2013				As of March 31, 2012			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate bonds	$177	$ 1	$—	$178	$149	$ 1	$—	$150
U.S. Treasury securities	85	—	—	85	166	—	—	166
U.S. agency securities	76	—	—	76	116	—	—	116
Commercial paper	49	—	—	49	5	—	—	5
Short-term investments	$387	$ 1	$—	$388	$436	$ 1	$—	$437

We evaluate our investments for impairment quarterly. Factors considered in the review of investments with an unrealized loss include the credit quality of the issuer, the duration that the fair value has been less than the adjusted cost basis, severity of the impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, our intent to sell and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, and any contractual terms impacting the prepayment or settlement process. Based on our review, we did not consider these investments to be other-than-temporarily impaired as of March 31, 2013 and 2012.

The following table summarizes the amortized cost and fair value of our short-term investments, classified by stated maturity as of March 31, 2013 and 2012 (in millions):

	As of March 31, 2013		As of March 31, 2012	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Short-term investments				
Due in 1 year or less	$160	$160	$207	$207
Due in 1-2 years	126	127	123	124
Due in 2-3 years	101	101	106	106
Short-term investments	$387	$388	$436	$437

Marketable Equity Securities

Our investments in marketable equity securities are accounted for as available-for-sale securities and are recorded at fair value. Unrealized gains and losses are recorded as a component of accumulated other comprehensive income in stockholders' equity, net of tax, until either the security is sold or we determine that the decline in the fair value of a security to a level below its adjusted cost basis is other-than-temporary. We evaluate these investments for impairment quarterly. If we conclude that an investment is other-than-temporarily impaired, we recognize an impairment charge at that time in our Consolidated Statements of Operations.

We had no marketable equity securities as of March 31, 2013. Marketable equity securities consisted of the following as of March 31, 2012 (in millions):

	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of March 31, 2012	$32	$87	$—	$119

Our marketable equity securities as of March 31, 2012 consisted of common shares of Neowiz Corporation and Neowiz Games, collectively referred to as "Neowiz." During the fiscal year ended March 31, 2013, we sold our investment in Neowiz and received proceeds of $72 million and realized a gain of $39 million, net of costs to sell. The realized gain is included in gains on strategic investments, net, in our Consolidated Statements of Operations. We did not recognize any impairment charges on our marketable equity securities during the fiscal years 2013 and 2012.

During the fiscal year ended March 31, 2011, we sold our investments in Ubisoft Entertainment ("Ubisoft") and The9 Limited ("The9") and received proceeds of $121 million and $11 million, respectively, and realized a gain of $28 million and a loss of $3 million, respectively, net of costs to sell. The realized gain and loss are included in gains on strategic investments, net, in our Consolidated Statements of Operations.

Due to various factors, including but not limited to, the extent and duration during which the market prices of these securities had been below adjusted cost and our intent to hold certain securities, we recognized impairment charges attributed to unrealized losses on our investment in The9 that we concluded were other-than-temporary in the amount of $2 million during the fiscal year ended March 31, 2011. The impairment charges for the fiscal year ended March 31, 2011 are included in gains on strategic investments, net, in our Consolidated Statements of Operations.

0.75% Convertible Senior Notes Due 2016

The following table summarizes the carrying value and fair value of our 0.75% Convertible Senior Notes due 2016 as of March 31, 2013 and 2012 (in millions):

	As of March 31, 2013		As of March 31, 2012	
	Carrying Value	Fair Value	Carrying Value	Fair Value
0.75% Convertible Senior Notes due 2016	$559	$614	$539	$584

The carrying value of the 0.75% Convertible Senior Notes due 2016 excludes the fair value of the equity conversion feature, which was classified as equity upon issuance, while the fair value is based on quoted market prices for the 0.75% Convertible Senior Notes due 2016, which includes the equity conversion feature. The fair value of the 0.75% Convertible Senior Notes due 2016 is classified as Level 2 within the fair value hierarchy. See Note 11 for additional information related to our 0.75% Convertible Senior Notes due 2016.

(4) DERIVATIVE FINANCIAL INSTRUMENTS

The assets or liabilities associated with our derivative instruments and hedging activities are recorded at fair value in other current assets or accrued and other current liabilities, respectively, on our Consolidated Balance Sheets. As discussed below, the accounting for gains and losses resulting from changes in fair value depends on the use of the derivative instrument and whether it is designated and qualifies for hedge accounting.

We transact business in various foreign currencies and have significant international sales and expenses denominated in foreign currencies, subjecting us to foreign currency risk. We purchase foreign currency option contracts, generally with maturities of 12 months or less, to reduce the volatility of cash flows primarily related to forecasted revenue and expenses denominated in certain foreign currencies. Our cash flow risks are primarily related to fluctuations in the Euro, British pound sterling and Canadian dollar. In addition, we utilize foreign currency forward contracts to mitigate foreign exchange rate risk associated with foreign-currency-denominated monetary assets and liabilities, primarily intercompany receivables and payables. The foreign currency forward contracts generally have a contractual term of approximately three months or less and are transacted near month-end. At each quarter-end, the fair value of the foreign currency forward contracts is generally not significant. We do not use foreign currency option or foreign currency forward contracts for speculative or trading purposes.

Cash Flow Hedging Activities

Our foreign currency option contracts are designated and qualify as cash flow hedges. The effectiveness of the cash flow hedge contracts, including time value, is assessed monthly using regression analysis, as well as other timing and probability criteria. To qualify for hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedges and must be highly effective in offsetting changes to future cash flows on hedged transactions. The effective portion of gains or losses resulting from changes in the fair value of these hedges is initially reported, net of tax, as a component of accumulated other comprehensive income in stockholders' equity. The gross amount of the effective portion of gains or losses resulting from changes in the fair value of these hedges is subsequently reclassified into net revenue or research and development expenses, as appropriate, in the period when the forecasted transaction is recognized in our Consolidated Statements of Operations. In the event that the gains or losses in accumulated other comprehensive income are deemed to be ineffective, the ineffective portion of gains or losses resulting from changes in fair value, if any, is reclassified to interest and other income (expense), net, in our Consolidated Statements of Operations. In the event that the underlying forecasted transactions do not occur, or it becomes remote that they will occur, within the defined hedge period, the gains or losses on the related cash flow hedges are reclassified from accumulated other comprehensive income to interest and other income (expense), net, in our Consolidated Statements of Operations. For the fiscal years ended March 31, 2013, 2012 and 2011, we reclassified an immaterial amount of losses into interest and other income (expense), net. As of March 31, 2013, we had foreign currency option contracts to purchase approximately $84 million in foreign currency and to sell approximately $149 million of foreign currencies. All of the foreign currency option contracts outstanding as of March 31, 2013 will mature in the next 12 months. As of March 31, 2012, we had foreign currency option contracts to purchase approximately $74 million in foreign currency and to sell approximately $78 million of foreign currencies. As of March 31, 2013 and 2012, these foreign currency option contracts outstanding had a total fair value of $6 million and $2 million, respectively, and are included in other current assets.

The net impact of the gains and losses from our foreign currency option contracts in our Consolidated Statements of Operations for the fiscal year ended March 31, 2013 was a loss of $5 million, and immaterial for the fiscal years ended March 31, 2012 and 2011.

Balance Sheet Hedging Activities

Our foreign currency forward contracts are not designated as hedging instruments, and are accounted for as derivatives whereby the fair value of the contracts is reported as other current assets or accrued and other current liabilities on our Consolidated Balance Sheets, and gains and losses resulting from changes in the fair value are reported in interest and other income (expense), net, in our Consolidated Statements of Operations. The gains and losses on these foreign currency forward contracts generally offset the gains and losses in the underlying foreign-currency-denominated monetary assets and liabilities, which are also reported in interest and other income (expense), net, in our Consolidated Statements of Operations. As of March 31, 2013, we had foreign currency forward contracts to purchase and sell approximately $306 million in foreign currencies. Of this amount, $213 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $87 million to purchase foreign currency in exchange for U.S. dollars and $6 million to sell foreign currency in exchange for British pound sterling. As of March 31, 2012, we had foreign currency forward contracts to purchase and sell approximately $242 million in foreign currencies. Of this amount, $197 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $37 million to purchase foreign currencies in exchange for U.S. dollars and $8 million to sell foreign currencies in exchange for British pound sterling. The fair value of our foreign currency forward contracts was measured using Level 2 inputs and was immaterial as of March 31, 2013 and 2012.

The effect of foreign currency forward contracts in our Consolidated Statements of Operations for the fiscal years ended March 31, 2013, 2012 and 2011, was as follows (in millions):

	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative		
		Year Ended March 31,		
		2013	2012	2011
Foreign currency forward contracts not designated as hedging instruments	Interest and other income (expense), net	$(2)	$21	$(12)

(5) BUSINESS COMBINATIONS

Fiscal Year 2013 Acquisitions

During the fiscal year ended March 31, 2013, we completed one acquisition that did not have a significant impact on our Consolidated Financial Statements.

Fiscal Year 2012 Acquisitions

PopCap Games Inc.

In August 2011, we acquired all of the outstanding shares of PopCap for an aggregate purchase price of approximately (1) $645 million in cash and (2) $87 million in privately-placed shares of our common stock to the founders and chief executive officer of PopCap. In addition, we agreed to grant over a four year period to PopCap's employees up to $50 million in long-term equity retention arrangements in the form of restricted stock unit awards and options to acquire our common stock. These awards and options are accounted for as stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. PopCap is a leading developer of games for mobile phones, tablets, PCs, and social network sites. This acquisition strengthened our participation in casual gaming and contributed to the growth of our digital product offerings.


Annual Report

The following table summarizes the acquisition date fair value of the consideration transferred which consisted of the following (in millions):

Cash	$645
Equity	87
Total purchase price	$732

The equity included in the consideration above consisted of privately-placed shares of our common stock, whose fair value was determined based on the quoted market price of our common stock on the date of acquisition.

In addition, we may be required to pay additional variable cash consideration that is contingent upon the achievement of certain performance milestones through December 31, 2013 and is limited to a maximum of $550 million based on achievement of certain non-GAAP earnings targets before interest and tax. At the upper end of the earn-out, the performance targets for earnings before income and taxes ("EBIT") are approximately $343 million in aggregate PopCap stand-alone EBIT generated over the two-year period ending December 31, 2013. We have not paid any earn-out to date. The estimated fair value of the contingent consideration arrangement at the acquisition date was $95 million. We estimated the fair value of the contingent consideration using probability assessments of expected future cash flows over the period in which the obligation is expected to be settled, and applied a discount rate that appropriately captures a market participant's view of the risk associated with the obligation. The final allocation of the purchase price was completed during the third quarter of fiscal year 2012.

The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition (in millions):

Current assets	$ 62
Property and equipment, net	6
Goodwill	563
Finite-lived intangible assets	302
Contingent consideration	(95)
Deferred income taxes, net	(51)
Other liabilities	(55)
Total purchase price	$732

All of the goodwill is assigned to our EA Labels operating segment. None of the goodwill recognized upon acquisition is deductible for tax purposes. See Note 6 for additional information related to the changes in the carrying amount of goodwill and Note 17 for segment information.

Finite-lived intangible assets acquired in this transaction were being amortized on a straight-line basis over their estimated lives ranging from three to nine years. The intangible assets as of the date of the acquisition include:

	Gross Carrying Amount (in millions)	Weighted-Average Useful Life (in years)
Developed and core technology	$245	6
Trade names and trademarks	40	9
In-process research and development	15	5
Other intangibles	2	4
Total finite-lived intangibles	$302	6

In connection with our acquisition of PopCap, we acquired in-process research and development assets valued at approximately $15 million in relation to game software that had not reached technical feasibility as of the date of acquisition. The fair value of PopCap's products under development was determined using the income approach, which discounts expected future cash flows from the acquired in-process technology to present value. The discount rates used in the present value calculations were derived from an average weighted average cost of capital of 13 percent.

There were six in-process research and development projects acquired as of the acquisition date each with $4 million or less of assigned fair value and $15 million of aggregate fair value. Additionally, each project had less than $2 million of estimated costs to complete, and aggregate cost to complete was $5 million. As of the acquisition date, the weighted-average estimated percentage completion of all six projects combined was 36 percent. Certain development projects were completed beginning in the fourth quarter of fiscal year 2012 with the remaining projects scheduled to be completed in fiscal year 2014.

The results of operations of PopCap and the estimated fair market values of the assets acquired and liabilities assumed have been included in our Consolidated Financial Statements since the date of acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was not material to our Consolidated Statements of Operations.

Other Fiscal 2012 Acquisitions

During the fiscal year ended March 31, 2012, we completed four other acquisitions. These business combinations were completed for total cash consideration of approximately $55 million. These acquisitions were not material to our Consolidated Balance Sheets and Statements of Operations. The results of operations and the estimated fair value of the acquired assets and assumed liabilities have been included in our Consolidated Financial Statements since the date of the acquisitions. See Note 6 for information regarding goodwill and acquisition-related intangible assets. Pro forma results of operations have not been presented because the effect of the acquisitions was not material to our Consolidated Statements of Operations.

Fiscal Year 2011 Acquisition

In October 2010, we acquired all of the outstanding shares of Chillingo in cash. Chillingo publishes games and software for various mobile platforms. This acquisition did not have a significant impact on our Consolidated Balance Sheets and Statements of Operations.

(6) GOODWILL AND ACQUISITION-RELATED INTANGIBLES, NET

The changes in the carrying amount of goodwill for the fiscal year ended March 31, 2013 are as follows (in millions):

	As of March 31, 2012	Activity	Effects of Foreign Currency Translation	As of March 31, 2013
Goodwill	$2,086	$ 3	$—	$2,089
Accumulated impairment	(368)	—	—	(368)
Total	$1,718	$ 3	$—	$1,721

The changes in the carrying amount of goodwill for the fiscal year ended March 31, 2012 are as follows (in millions):

	As of March 31, 2011	Activity	Effects of Foreign Currency Translation	As of March 31, 2012
Goodwill	$1,478	$610	$ (2)	$2,086
Accumulated impairment	(368)	—	—	(368)
Total	$1,110	$610	$ (2)	$1,718

Goodwill represents the excess of the purchase price over the fair value of the underlying acquired net tangible and intangible assets. The factors that contributed to the recognition of goodwill included securing buyer-specific synergies that increase revenue and profits and are not otherwise available to a marketplace participant, acquiring a talented workforce, and cost saving opportunities. Goodwill is not amortized, but rather subject to at least an annual assessment for impairment by applying a fair value-based test. Our goodwill is fully attributed to the EA Labels segment.

Acquisition-related intangibles, consisted of the following (in millions):

	As of March 31, 2013			As of March 31, 2012		
	Gross Carrying Amount	Accumulated Amortization	Acquisition-Related Intangibles, Net	Gross Carrying Amount	Accumulated Amortization	Acquisition-Related Intangibles, Net
Developed and core technology	$527	$(324)	$203	$518	$(229)	$289
Trade names and trademarks	130	(99)	31	131	(84)	47
Registered user base and other intangibles	87	(84)	3	90	(80)	10
Carrier contracts and related	85	(73)	12	85	(67)	18
In-process research and development	4	—	4	5	—	5
Total	$833	$(580)	$253	$829	$(460)	$369

Amortization of intangibles and impairment charges recognized for our acquisition-related intangible assets for the fiscal years ended March 31, 2013, 2012 and 2011 are classified in the Consolidated Statement of Operations as follows (in millions):

	Year Ended March 31,		
	2013	2012	2011
Cost of product	$ 55	$35	$ 9
Cost of service and other	38	17	3
Operating expenses	30	43	57
Total	$123	$95	$69

Acquisition-related intangible assets are amortized using the straight-line method over the lesser of their estimated useful lives or the agreement terms, typically from 2 to 14 years. As of March 31, 2013 and 2012, the weighted-average remaining useful life for acquisition-related intangible assets was approximately 3.9 years and 5.7 years for each period, respectively.

As of March 31, 2013, future amortization of finite-lived intangibles that will be recorded in cost of revenue and operating expenses is estimated as follows (in millions):

Fiscal Year Ending March 31,	
2014	$ 74
2015	66
2016	53
2017	32
2018	13
Thereafter	15
Total	$253

(7) RESTRUCTURING AND OTHER CHARGES

Restructuring and other restructuring plan-related information as of March 31, 2013 was as follows (in millions):

	Fiscal 2013 Restructuring			Fiscal 2011 Restructuring		Other Restructurings and Reorganization			
	Workforce	Facilities-related	Other	Workforce	Other	Workforce	Facilities-related	Other	Total
Balances as of March 31, 2010	$ —	$—	$—	$—	$ —	$ 8	$ 14	$ 7	$ 29
Charges to operations	—	—	—	13	135	—	—	13	161
Charges settled in cash	—	—	—	(8)	(32)	(8)	(7)	(15)	(70)
Charges settled in non-cash	—	—	—	(2)	(2)	—	1	—	(3)
Balances as of March 31, 2011	—	—	—	3	101	—	8	5	117
Charges to operations	—	—	—	(1)	21	—	(12)	8	16
Charges settled in cash	—	—	—	(2)	(47)	—	7	(13)	(55)
Balances as of March 31, 2012	—	—	—	—	75	—	3	—	78
Charges to operations	10	3	9	—	6	—	(1)	—	27
Charges settled in cash	(10)	—	(1)	—	(24)	—	(1)	—	(36)
Charges settled in non-cash	—	(1)	(7)	—	—	—	1	—	(7)
Balances as of March 31, 2013	$ —	$ 2	$ 1	$—	$ 57	$—	$ 2	$ —	$ 62

Fiscal 2013 Restructuring

On May 7, 2012, we announced a restructuring plan to align our cost structure with our ongoing digital transformation. Under this plan, we reduced our workforce, terminated licensing agreements, and consolidated or closed various facilities. As of March 31, 2013, we have completed all actions under this restructuring plan.

Since the inception of the fiscal 2013 restructuring plan through March 31, 2013, we have incurred charges of $22 million, consisting of (1) $10 million in employee-related expenses, (2) $9 million related to license termination costs, and (3) $3 million related to the closure of certain of our facilities. Substantially all of these costs have been settled in cash by March 31, 2013, with the exception of approximately $3 million of license and lease termination costs, which will be settled by August 2016. We do not expect to incur any additional restructuring charges under this plan.

Fiscal 2011 Restructuring

In fiscal year 2011, we announced a plan focused on the restructuring of certain licensing and developer agreements in an effort to improve the long-term profitability of our packaged goods business. Under this plan, we amended certain licensing and developer agreements. To a much lesser extent, as part of this restructuring we had workforce reductions and facilities closures through March 31, 2011. Substantially all of these exit activities were completed by March 31, 2011.

Since the inception of the fiscal 2011 restructuring plan through March 31, 2013, we have incurred charges of $174 million, consisting of (1) $131 million related to the amendment of certain licensing agreements and other intangible asset impairment costs, (2) $31 million related to the amendment of certain developer agreements, and (3) $12 million in employee-related expenses. The $57 million restructuring accrual as of March 31, 2013 related to the fiscal 2011 restructuring is expected to be settled by June 2016. We currently estimate recognizing in future periods through June 2016, approximately $8 million for the accretion of interest expense related to our amended licensing and developer agreements. This interest expense will be included in restructuring and other charges in our Consolidated Statement of Operations.

Overall, including $174 million in charges incurred through March 31, 2013, we expect to incur total cash and non-cash charges between $180 million and $185 million by June 2016. These charges will consist primarily of (1) charges, including accretion of interest expense, related to the amendment of certain licensing and developer agreements and other intangible asset impairment costs (approximately $170 million) and (2) employee-related costs ($12 million).

Other Restructurings and Reorganization

We also engaged in various other restructurings and a reorganization based on management decisions made prior to fiscal 2011. We do not expect to incur any additional restructuring charges under these plans. The $2 million restructuring accrual as of March 31, 2013 related to our other restructuring plans is expected to be settled by September 2016.

(8) ROYALTIES AND LICENSES

Our royalty expenses consist of payments to (1) content licensors, (2) independent software developers, and (3) co-publishing and distribution affiliates. License royalties consist of payments made to celebrities, professional sports organizations, movie studios and other organizations for our use of their trademarks, copyrights, personal publicity rights, content and/or other intellectual property. Royalty payments to independent software developers are payments for the development of intellectual property related to our games. Co-publishing and distribution royalties are payments made to third parties for the delivery of products.

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of revenue generally at the greater of the contractual rate or an effective royalty rate based on the total projected net revenue for contracts with guaranteed minimums. Prepayments made to thinly capitalized independent software developers and co-publishing affiliates are generally made in connection with the development of a particular product and, therefore, we are generally subject to development risk prior to the release of the product. Accordingly, payments that are due prior to completion of a product are generally expensed to research and development over the development period as the services are incurred. Payments due after completion of the product (primarily royalty-based in nature) are generally expensed as cost of revenue.

Our contracts with some licensors include minimum guaranteed royalty payments, which are initially recorded as an asset and as a liability at the contractual amount when no performance remains with the licensor. When performance remains with the licensor, we record guarantee payments as an asset when actually paid and as a liability when incurred, rather than recording the asset and liability upon execution of the contract. Royalty liabilities are classified as current liabilities to the extent such royalty payments are contractually due within the next 12 months.

Each quarter, we also evaluate the expected future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through product sales. Any impairments or losses determined before the launch of a product are charged to research and development expense. Impairments or losses determined post-launch are charged to cost of revenue. We evaluate long-lived royalty-based assets for impairment generally using undiscounted cash flows when impairment indicators exist. Unrecognized minimum royalty-based commitments are accounted for as executory contracts and, therefore, any losses on these commitments are recognized when the underlying intellectual property is abandoned (*i.e.*, cease use) or the contractual rights to use the intellectual property are terminated. During fiscal year 2013, we recognized losses of $15 million on previously unrecognized royalty-based commitments, inclusive of $9 million in license termination costs related to our fiscal 2013 restructuring. During fiscal year 2012, we recognized losses of $21 million, representing an adjustment to our fiscal 2011 restructuring. During fiscal year 2011, we recognized losses of $85 million, inclusive of 75 million related to the fiscal 2011 restructuring, on previously unrecognized minimum royalty-based commitments. In addition, we recognized impairment charges of $40 million, inclusive of $27 million related to the fiscal 2011 restructuring, on royalty-based assets. The losses and impairment charges related to restructuring and other restructuring plan-related activities are presented in Note 7 of the Notes to Consolidated Financial Statements.

The current and long-term portions of prepaid royalties and minimum guaranteed royalty-related assets, included in other current assets and other assets, consisted of (in millions):

	As of March 31,	
	2013	2012
Other current assets	$ 63	$ 85
Other assets	93	102
Royalty-related assets	$156	$187

At any given time, depending on the timing of our payments to our co-publishing and/or distribution affiliates, content licensors and/or independent software developers, we recognize unpaid royalty amounts owed to these parties as accrued liabilities. The current and long-term portions of accrued royalties, included in accrued and other current liabilities and other liabilities, consisted of (in millions):

	As of March 31,	
	2013	2012
Accrued royalties	$103	$ 98
Other accrued expenses	21	23
Other liabilities	46	52
Royalty-related liabilities	$170	$173

As of March 31, 2013, $1 million of restructuring accruals related to the fiscal 2013 restructuring plan, and $57 million of restructuring accruals related to the fiscal 2011 restructuring plan is included in royalty-related liabilities in the table above. See Note 7 for details of restructuring and other restructuring plan-related activities and Note 9 for the details of our accrued and other current liabilities.

In addition, as of March 31, 2013, we were committed to pay approximately $1,144 million to content licensors, independent software developers, and co-publishing and/or distribution affiliates, but performance remained with the counterparty (*i.e.*, delivery of the product or content or other factors) and such commitments were therefore not recorded in our Consolidated Financial Statements.

(9) BALANCE SHEET DETAILS

Inventories

Inventories as of March 31, 2013 and 2012 consisted of (in millions):

	As of March 31,	
	2013	2012
Raw materials and work in process	$ 1	$—
Finished goods	41	59
Inventories	$42	$59

Property and Equipment, Net

Property and equipment, net, as of March 31, 2013 and 2012 consisted of (in millions):

	As of March 31,	
	2013	2012
Computer equipment and software	$ 660	$ 575
Buildings	336	339
Leasehold improvements	129	121
Office equipment, furniture and fixtures	72	72
Land	64	64
Warehouse equipment and other	10	10
Construction in progress	8	38
	1,279	1,219
Less accumulated depreciation	(731)	(651)
Property and equipment, net	$ 548	$ 568

Depreciation expense associated with property and equipment was $118 million, $102 million and $104 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

Accrued and Other Current Liabilities

Accrued and other current liabilities as of March 31, 2013 and 2012 consisted of (in millions):

	As of March 31,	
	2013	2012
Other accrued expenses	$338	$441
Accrued compensation and benefits	217	233
Accrued royalties	103	98
Deferred net revenue (other)	79	85
Accrued and other current liabilities	$737	$857

Deferred net revenue (other) includes the deferral of subscription revenue, deferrals related to our Switzerland distribution business, advertising revenue, licensing arrangements and other revenue for which revenue recognition criteria has not been met.

Deferred Net Revenue (Online-Enabled Games)

Deferred net revenue (online-enabled games) was $1,044 million and $1,048 million as of March 31, 2013 and 2012, respectively. Deferred net revenue (online-enabled games) generally includes the unrecognized revenue from bundled sales of certain online-enabled games for which we do not have VSOE for the obligation to provide unspecified updates. We recognize revenue from the sales of online-enabled games for which we do not have VSOE for the unspecified updates on a straight-line basis, generally over an estimated six-month period beginning in the month after shipment. However, we expense the cost of revenue related to these transactions during the period in which the product is delivered (rather than on a deferred basis).

(10) INCOME TAXES

The components of our income (loss) before provision for (benefit from) income taxes for the fiscal years ended March 31, 2013, 2012 and 2011 are as follows (in millions):

	Year Ended March 31,		
	2013	2012	2011
Domestic	$(15)	$(51)	$(189)
Foreign	154	69	(90)
Income (loss) before provision for (benefit from) income taxes	$139	$ 18	$(279)

Provision for (benefit from) income taxes for the fiscal years ended March 31, 2013, 2012 and 2011 consisted of (in millions):

	Current	Deferred	Total
Year Ended March 31, 2013			
Federal	$ —	$ 5	$ 5
State	—	1	1
Foreign	39	(4)	35
	$ 39	$ 2	$ 41
Year Ended March 31, 2012			
Federal	$ 36	$(89)	$(53)
State	3	(2)	1
Foreign	(11)	5	(6)
	$ 28	$(86)	$(58)
Year Ended March 31, 2011			
Federal	$(23)	$ 2	$(21)
State	(6)	3	(3)
Foreign	23	(2)	21
	$ (6)	$ 3	$ (3)

The differences between the statutory tax expense (benefit) rate and our effective tax expense (benefit) rate, expressed as a percentage of income (loss) before provision for (benefit from) income taxes, for the fiscal years ended March 31, 2013, 2012 and 2011 were as follows:

	Year Ended March 31,		
	2013	2012	2011
Statutory federal tax expense (benefit) rate	35.0%	35.0%	(35.0%)
State taxes, net of federal benefit	(5.0%)	(33.5%)	(5.8%)
Differences between statutory rate and foreign effective tax rate	(15.2%)	(33.5%)	12.3%
Valuation allowance	35.0%	(195.1%)	23.7%
Research and development credits	(8.6%)	(39.2%)	(2.4%)
Non-deductible acquisition-related costs and tax expense from integration restructurings	—	16.7%	—
Differences between book and tax on sale of strategic investments	(15.2%)	—	(8.6%)
Expiration of statutes of limitations	—	(266.8%)	—
Non-deductible stock-based compensation	21.5%	205.6%	12.1%
Acquisition-related contingent consideration	(16.5%)	—	—
Other	(1.5%)	(11.4%)	2.6%
Effective tax expense (benefit) rate	29.5%	(322.2%)	(1.1%)

Undistributed earnings of our foreign subsidiaries amounted to approximately $1,381 million as of March 31, 2013. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. It is not practicable to determine the income tax liability that might be incurred if these earnings were to be distributed.


Annual Report

The components of net deferred tax assets, as of March 31, 2013 and 2012 consisted of (in millions):

	As of March 31,	
	2013	2012
Deferred tax assets:		
Accruals, reserves and other expenses	$ 179	$ 182
Tax credit carryforwards	214	201
Stock-based compensation	46	49
Unrealized gain on marketable equity securities	—	14
Net operating loss & capital loss carryforwards	286	273
Total	725	719
Valuation allowance	(510)	(487)
Deferred tax assets, net of valuation allowance	215	232
Deferred tax liabilities:		
Depreciation	(16)	(19)
State effect on federal taxes	(56)	(52)
Amortization	(34)	(44)
Prepaids and other liabilities	(11)	(22)
Total	(117)	(137)
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$ 98	$ 95

The valuation allowance increased by $23 million in fiscal year 2013, primarily due to the increase in deferred tax assets for U.S. tax losses and tax credits that are not currently considered to be more likely than not to be realized.

As of March 31, 2013, we have federal net operating loss ("NOL") carry forwards of approximately $588 million of which approximately $221 million is attributable to various acquired companies. These acquired net operating loss carry forwards are subject to an annual limitation under Internal Revenue Code Section 382. The federal NOL, if not fully realized, will begin to expire in 2029. Furthermore, we have state net loss carry forwards of approximately $799 million of which approximately $137 million is attributable to various acquired companies. The state NOL, if not fully realized, will begin to expire in 2016. We also have U.S. federal, California and Canada tax credit carry forwards of $119 million, $113 million and $26 million, respectively. The U.S. federal tax credit carry forwards will begin to expire in 2017. The California and Canada tax credit carry forwards can be carried forward indefinitely.

The total unrecognized tax benefits as of March 31, 2013 and 2012 were $297 million and $274 million, respectively. Of these amounts, $46 million and $43 million of liabilities would be offset by prior cash deposits to tax authorities for issues pending resolution as of March 31, 2013 and 2012, respectively. A reconciliation of the beginning and ending balance of unrecognized tax benefits is summarized as follows (in millions):

Balance as of March 31, 2011	$273
Increases in unrecognized tax benefits related to prior year tax positions	7
Decreases in unrecognized tax benefits related to prior year tax positions	(4)
Increases in unrecognized tax benefits related to current year tax positions	58
Decreases in unrecognized tax benefits related to settlements with taxing authorities	(1)
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations	(54)
Changes in unrecognized tax benefits due to foreign currency translation	(5)
Balance as of March 31, 2012	274
Increases in unrecognized tax benefits related to prior year tax positions	2
Decreases in unrecognized tax benefits related to prior year tax positions	(2)
Increases in unrecognized tax benefits related to current year tax positions	30
Decreases in unrecognized tax benefits related to settlements with taxing authorities	—
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations	(5)
Changes in unrecognized tax benefits due to foreign currency translation	(2)
Balance as of March 31, 2013	$297

A portion of our unrecognized tax benefits will affect our effective tax rate if they are recognized upon favorable resolution of the uncertain tax positions. As of March 31, 2013, approximately $106 million of the unrecognized tax benefits would affect our effective tax rate and approximately $177 million would result in adjustments to deferred tax valuation allowance. As of March 31, 2012, approximately $98 million of the unrecognized tax benefits would affect our effective tax rate and approximately $163 million would result in corresponding adjustments to the deferred tax valuation allowance.

Interest and penalties related to estimated obligations for tax positions taken in our tax returns are recognized in income tax expense in our Consolidated Statements of Operations. The combined amount of accrued interest and penalties related to tax positions taken on our tax returns and included in non-current other liabilities was approximately $23 million as of March 31, 2013, as compared to $21 million as of March 31, 2012. Accrued interest expense related to estimated obligations for unrecognized tax benefits increased by approximately $2 million during fiscal year 2013. There is no material change in accrued penalties during fiscal year 2013.

We file income tax returns in the United States, including various state and local jurisdictions. Our subsidiaries file tax returns in various foreign jurisdictions, including Canada, France, Germany, Switzerland and the United Kingdom. The IRS has completed its examination of our federal income tax returns through fiscal year 2008. As of March 31, 2013, the IRS had proposed certain adjustments to our tax returns. The effects of these adjustments have been considered in estimating our future obligations for unrecognized tax benefits and are not expected to have a material impact on our financial position or results of operations. Some of these proposed adjustments are pending resolution by the Appeals division of the IRS. Furthermore, the IRS is currently examining our returns for fiscal years 2009 through 2011. We are also currently under income tax examination in Canada for fiscal years 2004 and 2005, in Germany for fiscal years 2008 through 2011, and in Italy for fiscal years 2008 through 2011. We remain subject to income tax examination for several other jurisdictions including Canada for fiscal years after 2005, in France for fiscal years after 2011, in Germany for fiscal years after 2011, in the United Kingdom for fiscal years after 2011, and in Switzerland for fiscal years after 2007.

On January 18, 2011, we received a Corporation Notice of Reassessment (the "Notice") from the Canada Revenue Agency ("CRA") claiming that we owe additional taxes, plus interest and penalties, for the 2004 and 2005 tax years. The incremental tax liability asserted by the CRA is $44 million, excluding interest and penalties. The Notice primarily relates to transfer pricing in connection with the reimbursement of costs for services rendered to our U.S. parent company by one of our subsidiaries in Canada. We do not agree with the CRA's position and we have filed a Notice of Objection with the appeals department of the CRA. We do not believe the CRA's position has merit and accordingly, we have not adjusted our liability for uncertain tax positions as a result of the Notice. If, upon resolution, we are required to pay an amount in excess of our liability for uncertain tax positions for this matter, the incremental amounts due would result in additional charges to income tax expense. In determining such charges, we would consider whether any correlative relief should be included in the form of additional tax deductions in the U.S should we decide to seek such relief.

The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Although potential resolution of uncertain tax positions involve multiple tax periods and jurisdictions, it is reasonably possible that a reduction of up to $80 million of unrecognized tax benefits may occur within the next 12 months, some of which, depending on the nature of the settlement or expiration of statutes of limitations, may affect the Company's income tax provision and therefore benefit the resulting effective tax rate. The actual amount could vary significantly depending on the ultimate timing and nature of any settlements.

Annual Report

(11) FINANCING ARRANGEMENT

0.75% Convertible Senior Notes Due 2016

In July 2011, we issued $632.5 million aggregate principal amount of 0.75% Convertible Senior Notes due 2016 (the "Notes"). The Notes are senior unsecured obligations which pay interest semi-annually in arrears at a rate of 0.75 percent per annum on January 15 and July 15 of each year, beginning on January 15, 2012 and will mature on July 15, 2016, unless earlier purchased or converted in accordance with their terms prior to such date. The Notes are senior in right of payment to any unsecured indebtedness that is expressly subordinated in right of payment to the Notes.

The Notes are convertible into cash and shares of our common stock based on an initial conversion value of 31.5075 shares of our common stock per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $31.74 per share). Upon conversion of the Notes, holders will receive cash up to the principal amount of each Note, and any excess conversion value will be delivered in shares of our common stock. Prior to April 15, 2016, the Notes are convertible only if (1) the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130 percent of the conversion price ($41.26 per share) on each applicable trading day; (2) during the 5 business day period after any 10 consecutive trading day period in which the trading price per $1,000 principal amount of notes falls below 98 percent of the last reported sale price of our common stock multiplied by the conversion rate on each trading day; or (3) specified corporate transactions, including a change in control, occur. On or after April 15, 2016 a holder may convert any of its Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to customary anti-dilution adjustments (for example, certain dividend distributions or tender or exchange offer of our common stock), but will not be adjusted for any accrued and unpaid interest. The Notes are not redeemable prior to maturity except for specified corporate transactions and events of default, and no sinking fund is provided for the Notes. The Notes do not contain any financial covenants.

We separately account for the liability and equity components of the Notes. The carrying amount of the equity component representing the conversion option is equal to the fair value of the Convertible Note Hedge, as described below, which is a substantially identical instrument and was purchased on the same day as the Notes. The carrying amount of the liability component was determined by deducting the fair value of the equity component from the par value of the Notes as a whole, and represents the fair value of a similar liability that does not have an associated convertible feature. A liability of $525 million as of the date of issuance was recognized for the principal amount of the Notes representing the present value of the Notes' cash flows using a discount rate of 4.54 percent. The excess of the principal amount of the liability component over its carrying amount is amortized to interest expense over the term of the Notes using the effective interest method. The equity component is not remeasured as long as it continues to meet the conditions for equity classification.

In accounting for $15 million of issuance costs related to the Notes issuance, we allocated $13 million to the liability component and $2 million to the equity component. Debt issuance costs attributable to the liability component are being amortized to expense over the term of the Notes, and issuance costs attributable to the equity component were netted with the equity component in additional paid-in capital.

The carrying values of the liability and equity components of the Notes are reflected in our Consolidated Balance Sheets as follows (in millions):

	As of March 31, 2013	As of March 31, 2012
Principal amount of Notes	$633	$633
Unamortized discount of the liability component	(74)	(94)
Net carrying amount of Notes	$559	$539
Equity component, net	$105	$105

As of March 31, 2013, the remaining life of the Notes is 3.3 years.

Convertible Note Hedge and Warrants Issuance

In July 2011, we entered into privately-negotiated convertible note hedge transactions (the "Convertible Note Hedge") with certain counterparties to reduce the potential dilution with respect to our common stock upon conversion of the Notes. The Convertible Note Hedge, subject to customary anti-dilution adjustments, provide us with the option to acquire, on a net settlement basis, approximately 19.9 million shares of our common stock at a strike price of $31.74, which corresponds to the conversion price of the Notes and is equal to the number of shares of our common stock that notionally underlie the Notes. As of March 31, 2013, we have not purchased any shares under the Convertible Note Hedge. We paid $107 million for the Convertible Note Hedge, which was recorded as an equity transaction.

Separately, in July 2011 we also entered into privately-negotiated warrant transactions with the certain counterparties whereby we sold to independent third parties warrants (the "Warrants") to acquire, subject to customary anti-dilution adjustments that are substantially the same as the anti-dilution provisions contained in the Notes, up to 19.9 million shares of our common stock (which is also equal to the number of shares of our common stock that notionally underlie the Notes), with a strike price of $41.14. The Warrants could have a dilutive effect with respect to our common stock to the extent that the market price per share of its common stock exceeds $41.14 on or prior to the expiration date of the Warrants. We received proceeds of $65 million from the sale of the Warrants.

Credit Facility

On August 30, 2012, we entered into a $500 million senior unsecured revolving credit facility with a syndicate of banks. The credit facility terminates on February 29, 2016 and contains an option to arrange with existing lenders and/or new lenders for them to provide up to an aggregate of $250 million in additional commitments for revolving loans. Proceeds of loans made under the credit facility may be used for general corporate purposes.

The loans bear interest, at our option, at the base rate plus an applicable spread or an adjusted LIBOR rate plus an applicable spread, in each case with such spread being determined based on our consolidated leverage ratio for the preceding fiscal quarter. We are also obligated to pay other customary fees for a credit facility of this size and type. Interest is due and payable in arrears quarterly for loans bearing interest at the base rate and at the end of an interest period (or at each three month interval in the case of loans with interest periods greater than three months) in the case of loans bearing interest at the adjusted LIBOR rate. Principal, together with all accrued and unpaid interest, is due and payable on February 29, 2016.

The credit agreement contains customary affirmative and negative covenants, including covenants that limit or restrict our ability to, among other things, incur subsidiary indebtedness, grant liens, dispose of all or substantially all assets and pay dividends or make distributions, in each case subject to customary exceptions for a credit facility of this size and type. We are also required to maintain compliance with a capitalization ratio and maintain a minimum level of total liquidity and a minimum level of domestic liquidity.

The credit agreement contains customary events of default, including among others, non-payment defaults, covenant defaults, bankruptcy and insolvency defaults and a change of control default, in each case, subject to customary exceptions for a credit facility of this size and type. The occurrence of an event of default could result in the acceleration of the obligations under the credit agreement, an obligation by any guarantors to repay the obligations in full and an increase in the applicable interest rate.

As of March 31, 2013, no amounts were outstanding under the credit facility. During the three months ended September 30, 2012, we paid $2 million of debt issuance costs in connection with obtaining this credit facility. These costs are deferred and are being amortized to interest expense over the 3.5 years term of the credit facility.

The following table summarizes our interest expense recognized for fiscal years 2013, 2012, and 2011 that is included in interest and other income (expense), net on our Consolidated Statements of Operations (in millions):

	Year Ended March 31,		
	2013	2012	2011
Amortization of debt discount	$(20)	$(14)	$—
Amortization of debt issuance costs	(3)	(2)	—
Coupon interest expense	(5)	(3)	—
Other interest expense	(1)	(1)	(1)
Total interest expense	$(29)	$(20)	$(1)

(12) COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of March 31, 2013, we leased certain of our current facilities, furniture and equipment under non-cancelable operating lease agreements. We were required to pay property taxes, insurance and normal maintenance costs for certain of these facilities and any increases over the base year of these expenses on the remainder of our facilities.

Development, Celebrity, League and Content Licenses: Payments and Commitments

The products we produce in our studios are designed and created by our employee designers, artists, software programmers and by non-employee software developers ("independent artists" or "third-party developers"). We typically advance development funds to the independent artists and third-party developers during development of our games, usually in installment payments made upon the completion of specified development milestones. Contractually, these payments are generally considered advances against subsequent royalties on the sales of the products. These terms are set forth in written agreements entered into with the independent artists and third-party developers.

In addition, we have certain celebrity, league and content license contracts that contain minimum guarantee payments and marketing commitments that may not be dependent on any deliverables. Celebrities and organizations with whom we have contracts include: FIFA, FIFPRO Foundation, FAPL (Football Association Premier League Limited), and DFL Deutsche Fußball Liga GmbH (German Soccer League) (professional soccer); National Basketball Association (professional basketball); PGA TOUR, Tiger Woods and Augusta National (professional golf); National Hockey League and NHL Players' Association (professional hockey); National Football League Properties, PLAYERS Inc., and Red Bear Inc. (professional football); Collegiate Licensing Company (collegiate football); Zuffa, LLC (Ultimate Fighting Championship); ESPN (content in EA SPORTS games); Hasbro, Inc. (most of Hasbro's toy and game intellectual properties); and LucasArts and Lucas Licensing (*Star Wars: The Old Republic*). These developer and content license commitments represent the sum of (1) the cash payments due under non-royalty-bearing licenses and services agreements and (2) the minimum guaranteed payments and advances against royalties due under royalty-bearing licenses and services agreements, the majority of which are conditional upon performance by the counterparty. These minimum guarantee payments and any related marketing commitments are included in the table below.

The following table summarizes our minimum contractual obligations as of March 31, 2013 (in millions):

		Fiscal Year Ending March 31,					
	Total	**2014**	**2015**	**2016**	**2017**	**2018**	**Thereafter**
Unrecognized commitments							
Developer/licensor commitments	$1,144	$158	$178	$228	$ 69	$53	$458
Marketing commitments	223	37	47	35	20	20	64
Operating leases	174	50	44	32	17	13	18
0.75% Convertible Senior Notes due 2016 interest[a]	17	5	5	5	2	—	—
Other purchase obligations	39	28	9	2	—	—	—
Total unrecognized commitments	1,597	278	283	302	108	86	540
Recognized commitments							
0.75% Convertible Senior Notes due 2016 principal[a]	633	—	—	—	633	—	—
Licensing and lease obligations[b]	71	25	18	6	20	1	1
Total recognized commitments	704	25	18	6	653	1	1
Total Commitments	$2,301	$303	$301	$308	$761	$87	$541

(a) Included in the $17 million coupon interest on the 0.75% Convertible Senior Notes due 2016 is $1 million of accrued interest recognized as of March 31, 2013. We will be obligated to pay the $632.5 million principal amount of the 0.75% Convertible Senior Notes due 2016 in cash and any excess conversion value in shares of our common stock upon redemption of the Notes at maturity on July 15, 2016 or upon earlier redemption. The $632.5 million principal amount excludes $74 million of unamortized discount of the liability component. See Note 11 for additional information regarding our 0.75% Convertible Senior Notes due 2016.

(b) See Note 7 for additional information regarding recognized commitments resulting from our restructuring plans. Lease commitments have not been reduced for approximately $6 million due in the future from third parties under non-cancelable sub-leases.

Subsequent to March 31, 2013, we entered into various licensor and development agreements with third parties, which contingently commits us to pay up to $164 million at various dates through fiscal year 2020.

The unrecognized amounts represented in the table above reflect our minimum cash obligations for the respective fiscal years, but do not necessarily represent the periods in which they will be recognized and expensed in our Consolidated Financial Statements. In addition, the amounts in the table above are presented based on the dates the amounts are contractually due as of March 31, 2013; however, certain payment obligations may be accelerated depending on the performance of our operating results.

In addition to what is included in the table above, as of March 31, 2013, we had a liability for unrecognized tax benefits and an accrual for the payment of related interest totaling $260 million, of which approximately $46 million is offset by prior cash deposits to tax authorities for issues pending resolution. For the remaining liability, we are unable to make a reasonably reliable estimate of when cash settlement with a taxing authority will occur.

Also, in addition to what is included in the table above as of March 31, 2013, primarily in connection with our PopCap, KlickNation, and Chillingo acquisitions, we may be required to pay an additional $566 million of cash consideration based upon the achievement of certain performance milestones through March 31, 2015. As of March 31, 2013, we have accrued $43 million of contingent consideration on our Consolidated Balance Sheet representing the estimated fair value of the contingent consideration. We have not paid any earn-out to date for the PopCap acquisition.

Total rent expense for all operating leases was $155 million, $139 million and $96 million, for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

Legal Proceedings

In June 2008, Geoffrey Pecover filed an antitrust class action in the United States District Court for the Northern District of California, alleging that EA obtained an illegal monopoly in a discreet antitrust market that consists of "league-branded football simulation video games" by bidding for, and winning, exclusive licenses with the NFL, Collegiate Licensing Company and Arena Football League. In December 2010, the district court granted the plaintiffs' request to certify a class of plaintiffs consisting of all consumers who purchased EA's Madden NFL, NCAA Football or Arena Football video games after 2005. In May 2012, the parties reached a settlement in principle to resolve all claims related to this action. As a result, we recognized a $27 million accrual in the fourth quarter of fiscal 2012 associated with the potential settlement. In July 2012, the plaintiffs filed a motion with the court to approve the settlement. On October 5, 2012, the court granted its preliminary approval of the settlement and held a hearing to consider the court's final approval of the settlement for February 7, 2013. As of the date of this filing, the Court has not issued an order granting its final approval of the settlement, although the Company expects that the Court will do so.

In March 2011, Robin Antonick filed a complaint in the United States District Court for the Northern District of California, alleging that he wrote the source code for the original John Madden Football game published by EA in 1988 and that EA used certain parts of that source code in later editions in the Madden franchise without compensating him. Mr. Antonick seeks compensatory damages in the amount of almost $6 million, plus approximately $10 million in prejudgment interest, in addition to punitive damages and disgorgement of profits. We believe that there is no merit to Mr. Antonick's claims. We further believe the likelihood of a judgment against us that includes punitive damages or the disgorgement of profits is very remote. The trial is scheduled to begin on June 17, 2013.

We are also subject to claims and litigation arising in the ordinary course of business. We do not believe that any liability from any reasonably foreseeable disposition of such claims and litigation, individually or in the aggregate, would have a material adverse effect on our Consolidated Financial Statements.

(13) PREFERRED STOCK

As of March 31, 2013 and 2012, we had 10,000,000 shares of preferred stock authorized but unissued. The rights, preferences, and restrictions of the preferred stock may be designated by our Board of Directors without further action by our stockholders.

(14) STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

Valuation Assumptions

We are required to estimate the fair value of share-based payment awards on the date of grant. We recognize compensation costs for stock-based payment awards to employees based on the grant-date fair value using a straight-line approach over the service period for which such awards are expected to vest.

We determine the fair value of our share-based payment awards as follows:

- *Restricted Stock Units, Restricted Stock, and Performance-Based Restricted Stock Units.* The fair value of restricted stock units, restricted stock, and performance-based restricted stock units (other than market-based restricted stock units) is determined based on the quoted market price of our common stock on the date of grant. Performance-based restricted stock units include grants made (1) to certain members of executive management primarily granted in fiscal year 2009 and (2) in connection with certain acquisitions.
- *Market-Based Restricted Stock Units.* Market-based restricted stock units consist of grants of performance-based restricted stock units to certain members of executive management that vest contingent upon the achievement of pre-determined market and service conditions (referred to herein as "market-based restricted stock units"). The fair value of our market-based restricted stock units is determined using a Monte-Carlo simulation model. Key assumptions for the Monte-Carlo simulation model are the risk-free interest rate, expected volatility, expected dividends and correlation coefficient.
- *Stock Options and Employee Stock Purchase Plan.* The fair value of stock options and stock purchase rights granted pursuant to our equity incentive plans and our 2000 Employee Stock Purchase Plan ("ESPP"), respectively, is determined using the Black-Scholes valuation model based on the multiple-award valuation method. Key assumptions of the Black-Scholes valuation model are the risk-free interest rate, expected volatility, expected term and expected dividends.

The determination of the fair value of market-based restricted stock units, stock options and ESPP is affected by assumptions regarding subjective and complex variables. Generally, our assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes.

The estimated assumptions used in the Black-Scholes valuation model to value our stock option grants and ESPP were as follows:

	Stock Option Grants			ESPP		
	Year Ended March 31,			Year Ended March 31,		
	2013	2012	2011	2013	2012	2011
Risk-free interest rate	0.4 - 1.0%	0.4 - 1.8%	0.3 - 2.6%	0.1 - 0.2%	0.1 - 0.2%	0.2 - 0.3%
Expected volatility	40 - 46%	40 - 46%	39 - 45%	35 - 42%	39 - 41%	34 - 38%
Weighted-average volatility	43%	43%	42%	38%	41%	36%
Expected term	4.4 years	4.4 years	4.2 years	6-12 months	6-12 months	6-12 months
Expected dividends	None	None	None	None	None	None

The estimated assumptions used in the Monte-Carlo simulation model to value our market-based restricted stock units were as follows:

	Year Ended March 31, 2013	Year Ended March 31, 2012
Risk-free interest rate	0.2 - 0.4%	0.2 - 0.6%
Expected volatility	17 - 116%	14 - 83%
Weighted-average volatility	35%	35%
Expected dividends	None	None

There were no market-based restricted stock units granted during the fiscal year ended March 31, 2011.

Stock-Based Compensation Expense

Employee stock-based compensation expense recognized during the fiscal years ended March 31, 2013, 2012 and 2011 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. In subsequent periods, if actual forfeitures differ from those estimates, an adjustment to stock-based compensation expense will be recognized at that time.

The following table summarizes stock-based compensation expense resulting from stock options, restricted stock, restricted stock units and the ESPP included in our Consolidated Statements of Operations (in millions):

	Year Ended March 31,		
	2013	**2012**	**2011**
Cost of revenue	$ 2	$ 2	$ 2
Research and development[(a)]	94	103	107
Marketing and sales[(a)]	30	27	23
General and administrative[(a)]	38	38	42
Restructuring and other charges	—	—	2
Stock-based compensation expense	$164	$170	$176

(a) During the fourth quarter of fiscal year 2013, we reviewed our operating expenses and reclassified certain amounts, primarily headcount and facilities costs, to align with our current operating structure. As a result, we also reclassified the related prior year stock-based compensation expense amounts within our Consolidated Statements of Operations for comparability purposes. These reclassifications did not affect the Company's total stock-based compensation expense.

During the fiscal years ended March 31, 2013, 2012 and 2011, we did not recognize any provision for or benefit from income taxes related to our stock-based compensation expense.

As of March 31, 2013, our total unrecognized compensation cost related to stock options was $5 million and is expected to be recognized over a weighted-average service period of 2.1 years. As of March 31, 2013, our total unrecognized compensation cost related to restricted stock and restricted stock units (collectively referred to as "restricted stock rights") was $221 million and is expected to be recognized over a weighted-average service period of 1.7 years. Of the $221 million of unrecognized compensation cost, $7 million relates to market-based restricted stock units.

For fiscal year ended March 31, 2013, we recognized $1 million of tax expense from the exercise of stock options, net of $1 million of deferred tax write-offs. There is no tax benefit related to stock-based compensation reported in the financing activities on our Consolidated Statements of Cash Flows. For the fiscal year ended March 31, 2012, we recognized $3 million of tax benefit from the exercise of stock options, net of $1 million of deferred tax write-offs; of this amount $4 million of excess tax benefit related to stock-based compensation was reported in the financing activities on our Consolidated Statements of Cash Flows. For the fiscal year ended March 31, 2011, we recognized $2 million of tax expense from the exercise of stock options, net of $3 million of deferred tax write-offs; of this amount $1 million of excess tax benefit related to stock-based compensation was reported in the financing activities on our Consolidated Statements of Cash Flows.

Summary of Plans and Plan Activity

Equity Incentive Plans

Our 2000 Equity Incentive Plan (the "Equity Plan") allows us to grant options to purchase our common stock and to grant restricted stock, restricted stock units and stock appreciation rights to our employees, officers and directors. Pursuant to the Equity Plan, incentive stock options may be granted to employees and officers and non-qualified options may be granted to employees, officers and directors, at not less than 100 percent of the fair market value on the date of grant.

Options granted under the Equity Plan generally expire ten years from the date of grant and are generally exercisable as to 24 percent of the shares after 12 months, and then ratably over the following 38 months.

At our Annual Meeting of Stockholders, held on July 26, 2012, our stockholders approved amendments to our 2000 Equity Incentive Plan (the "Equity Plan") to increase the number of shares of common stock authorized under the Equity Plan by 6,180,000 shares, and to increase the limit on the number of shares that may be covered by equity awards to eligible persons under the Equity Plan in a fiscal year. A total of 11.8 million options or 8.3 million restricted stock units were available for grant under our Equity Plan as of March 31, 2013.

Stock Options

The following table summarizes our stock option activity for the fiscal year ended March 31, 2013:

	Options (in thousands)	Weighted-Average Exercise Prices	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of March 31, 2012	9,774	$34.17		
Granted	296	13.15		
Exercised	(69)	15.17		
Forfeited, cancelled or expired	(2,199)	32.02		
Outstanding as of March 31, 2013	7,802	$34.17	4.54	$4
Vested and expected to vest	7,755	$34.28	4.50	$3
Exercisable	7,293	$35.38	4.29	$3

As of March 31, 2013, the weighted-average remaining contractual term for our stock options outstanding was 4.54 years and the aggregate intrinsic value of our stock options outstanding was $4 million. The aggregate intrinsic value represents the total pre-tax intrinsic value based on our closing stock price as of March 31, 2013, which would have been received by the option holders had all the option holders exercised their options as of that date. The weighted-average grant date fair values of stock options granted during fiscal years 2013, 2012, and 2011 were $4.64, $7.27 and $6.03, respectively. The total intrinsic values of stock options exercised during fiscal years 2012 and 2011 were $4 million and $1 million, respectively. The total estimated fair values (determined as of the grant date) of stock options vested during fiscal years 2013, 2012, and 2011 were $11 million, $15 million and $24 million, respectively. We issue new common stock from our authorized shares upon the exercise of stock options.

The following table summarizes outstanding and exercisable stock options as of March 31, 2013:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number of Shares (in thousands)	Weighted-Average Remaining Contractual Term (in years)	Weighted-Average Exercise Prices	Potential Dilution	Number of Shares (in thousands)	Weighted-Average Exercise Prices	Potential Dilution
$2.61-$19.99	2,639	5.98	$16.79	0.9%	2,271	$17.04	0.8%
20.00-39.99	1,707	5.99	21.58	0.6%	1,566	21.66	0.5%
40.00-59.99	2,795	3.05	51.04	0.9%	2,795	51.04	0.9%
60.00-65.93	661	1.17	64.66	0.2%	661	64.66	0.2%
$2.61-$65.93	7,802	4.54	34.17	2.6%	7,293	35.38	2.4%

Potential dilution is computed by dividing the options in the related range of exercise prices by 302 million shares of common stock, which were issued and outstanding as of March 31, 2013.

Restricted Stock Rights

We grant restricted stock rights under our Equity Plan to employees worldwide. Restricted stock units entitle holders to receive shares of common stock at the end of a specified period of time. Upon vesting, the equivalent number of common shares is typically issued net of required tax withholdings, if any. Restricted stock is issued and outstanding upon grant; however, restricted stock award holders are restricted from selling the shares until they vest. Upon granting or vesting of restricted stock, as the case may be, we will typically withhold shares to satisfy tax withholding requirements. Restricted stock rights are subject to forfeiture and transfer restrictions. Vesting for restricted stock rights is based on the holders' continued employment with us. If the vesting conditions are not met, unvested restricted stock rights will be forfeited. Generally, our restricted stock rights vest according to one of the following vesting schedules:

- Three-year vesting with 1/3 cliff vesting at the end of each year;
- Four-year vesting with 1/4 cliff vesting at the end of each year;
- Five-year vesting with 1/9, 2/9, 3/9, 2/9 and 1/9 of the shares cliff vesting respectively at the end of each of the 1st, 2nd, 3rd, 4th, and 5th years;
- Two-year vesting with 1/2 cliff vesting at the end of each year;
- 35 month vesting with 1/3 cliff vesting after 11, 23 and 35 months or;
- One-year vesting with 100% cliff vesting at the end of one year.

Each restricted stock right granted reduces the number of shares available for grant by 1.43 shares under our Equity Plan. The following table summarizes our restricted stock rights activity, excluding performance-based restricted stock unit activity which is discussed below, for the fiscal year ended March 31, 2013:

	Restricted Stock Rights (in thousands)	Weighted-Average Grant Date Fair Values
Balance as of March 31, 2012	16,323	$20.73
Granted	9,151	12.85
Vested	(7,020)	20.32
Forfeited or cancelled	(2,536)	17.77
Balance as of March 31, 2013	15,918	16.85

The weighted-average grant date fair value of restricted stock rights is based on the quoted market price of our common stock on the date of grant. The weighted-average grant date fair values of restricted stock rights granted during fiscal years 2013, 2012, and 2011 were $12.85, $21.38 and $17.38, respectively. The total grant date fair values of restricted stock rights that vested during fiscal years 2013, 2012, and 2011 were $143 million, $165 million and $142 million, respectively.

Performance-Based Restricted Stock Units

Our performance-based restricted stock units vest contingent upon the achievement of pre-determined performance-based milestones. If these performance-based milestones are not met, the restricted stock units will not vest, in which case, any compensation expense we have recognized to date will be reversed.

The following table summarizes our performance-based restricted stock unit activity for the fiscal year ended March 31, 2013:

	Performance-Based Restricted Stock Units (in thousands)	Weighted-Average Grant Date Fair Values
Balance as of March 31, 2012	1,421	$50.35
Vested	(19)	15.39
Forfeited or cancelled	(78)	38.67
Balance as of March 31, 2013	1,324	51.54

The weighted-average grant date fair value of performance-based restricted stock units is based on the quoted market price of our common stock on the date of grant. The weighted-average grant date fair values of performance-based restricted stock units granted during fiscal year 2011 was $15.39. The total grant date fair values of performance-based restricted stock units that vested during fiscal year 2013 was less than $1 million. No performance-based restricted stock units vested during fiscal years 2012 and 2011.

Market-Based Restricted Stock Units

Our market-based restricted stock units vest contingent upon the achievement of pre-determined market and service conditions. If these market conditions are not met but service conditions are met, the restricted stock units will not vest; however, any compensation expense we have recognized to date will not be reversed. The number of shares of common stock to be received at vesting will range from zero percent to 200 percent of the target number of stock units based on our total stockholder return ("TSR") relative to the performance of companies in the NASDAQ-100 Index for each measurement period, generally over a three year period. We present shares granted at 100 percent of target of the number of stock units that may potentially vest. The maximum number of common shares that could vest is approximately 1.9 million for market-based restricted stock units granted in the fiscal year 2013. As of March 31, 2013, the maximum number of shares that could vest is approximately 1.9 million for market-based restricted stock units outstanding.

The following table summarizes our market-based restricted stock unit activity for the year ended March 31, 2013:

	Market-Based Restricted Stock Units (in thousands)	Weighted-Average Grant Date Fair Value
Balance as of March 31, 2012	520	$33.70
Granted	970	12.41
Vested	(111)	33.70
Forfeited or cancelled	(454)	17.83
Balance as of March 31, 2013	925	19.16

The weighted-average grant date fair values of market-based restricted stock units granted during fiscal years 2013 and 2012 were $12.41 and $33.70, respectively. The total grant date fair value of market-based restricted stock units that vested during fiscal year 2013 was $3.7 million. No market-based restricted stock units vested during fiscal years 2012 and 2011.

ESPP

Pursuant to our ESPP, eligible employees may authorize payroll deductions of between 2 percent and 10 percent of their compensation to purchase shares at 85 percent of the lower of the market price of our common stock on the date of commencement of the offering or on the last day of each six-month purchase period.

During fiscal year 2013, we issued approximately 3 million shares under the ESPP with exercise prices for purchase rights ranging from $11.05 to $11.33. During fiscal years 2013, 2012, and 2011, the estimated weighted-average fair values of purchase rights were $4.83, $4.98 and $4.67, respectively.

We issue new common stock out of the ESPP's pool of authorized shares. The fair values above were estimated on the date of grant using the Black-Scholes option-pricing model assumptions.

Deferred Compensation Plan

We have a Deferred Compensation Plan ("DCP") for the benefit of a select group of management or highly compensated employees and Directors, which is unfunded and intended to be a plan that is not qualified within the meaning section 401(a) of the Internal Revenue Code. The DCP permits the deferral of the annual base salary and/or Director fees up to a maximum amount. The deferrals are held in a separate trust, which has been established by us to administer the DCP. The trust is a grantor trust and the specific terms of the trust agreement provide that the assets of the trust are available to satisfy the claims of general creditors in the event of our insolvency. The assets held by the trust are classified as trading securities and are held at fair value on our Consolidated Balance Sheets. The assets and liabilities of the DCP are presented in other assets and other liabilities on our Consolidated Balance Sheets, respectively, with changes in the fair value of the assets and in the deferred compensation liability recognized as compensation expense. The estimated fair value of the assets was $11 million and $11 million as of March 31, 2013 and 2012, respectively. As of March 31, 2013 and 2012, $12 million was recorded to recognize undistributed deferred compensation due to employees.

401(k) Plan and Registered Retirement Savings Plan

We have a 401(k) plan covering substantially all of our U.S. employees, and a Registered Retirement Savings Plan covering substantially all of our Canadian employees. These plans permit us to make discretionary contributions to employees' accounts based on our financial performance. We contributed an aggregate of $14 million, $13 million and $9 million to these plans in fiscal years 2013, 2012, and 2011, respectively.


Annual Report

Stock Repurchase Program

In February 2011, our Board of Directors authorized a program to repurchase up to $600 million of our common stock over the following 18 months. We completed that program in April 2012. We repurchased approximately 32 million shares in the open market since under that program, including pursuant to pre-arranged stock trading plans. During fiscal years 2013 and 2012, we repurchased and retired approximately 4 million and 25 million shares of our common stock for approximately $71 million and $471 million, respectively, under that program.

In July 2012, our Board of Directors authorized a new program to repurchase up to $500 million of our common stock. Under this new program, we may purchase stock in the open market or through privately-negotiated transactions in accordance with applicable securities laws, including pursuant to pre-arranged stock trading plans. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities and other market conditions. We are not obligated to repurchase any specific number of shares under this program and it may be modified, suspended or discontinued at any time. During fiscal year 2013, we repurchased and retired approximately 22 million shares of our common stock for approximately $278 million under this new program.

During fiscal years 2013 and 2012, we repurchased and retired approximately 26 million and 25 million shares of our common stock for approximately $349 million and $471 million, respectively, under both programs.

(15) INTEREST AND OTHER INCOME (EXPENSE), NET

Interest and other income (expense), net, for the fiscal years ended March 31, 2013, 2012 and 2011 consisted of (in millions):

	Year Ended March 31,		
	2013	2012	2011
Interest expense	$(29)	$(20)	$ (1)
Interest income	6	9	9
Net gain (loss) on foreign currency transactions	2	(29)	12
Net gain (loss) on foreign currency forward contracts	(2)	21	(12)
Other income, net	2	2	2
Interest and other income (expense), net	$(21)	$(17)	$ 10

(16) NET INCOME (LOSS) PER SHARE

The following table summarizes the computations of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). Basic EPS is computed as net income (loss) divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation plans including stock options, restricted stock, restricted stock units, common stock through our ESPP, warrants, and other convertible securities using the treasury stock method.

	Year Ended March 31,		
(In millions, except per share amounts)	2013	2012	2011
Net income (loss)	$ 98	$ 76	$ (276)
Shares used to compute net income (loss) per share:			
Weighted-average common stock outstanding — basic	310	331	330
Dilutive potential common shares	3	5	—
Weighted-average common stock outstanding — diluted	313	336	330
Net income (loss) per share:			
Basic	$0.32	$0.23	$(0.84)
Diluted	$0.31	$0.23	$(0.84)

As a result of our net loss for the fiscal year ended March 31, 2011, we have excluded all outstanding equity-based instruments from the diluted loss per share ("Diluted EPS") calculation as their inclusion would have had an antidilutive effect. Had we reported net income for the period, an additional 4 million shares of common stock would have been included in the number of shares used to calculate Diluted EPS.

Potentially dilutive shares of common stock related to our 0.75% Convertible Senior Notes due 2016 issued during the year ended March 31, 2012, which have a conversion price of $31.74 per share and the associated Warrants, which have a conversion price of $41.14 per share, were excluded from the computation of Diluted EPS for the year ended March 31, 2013 and 2012 as their inclusion would have had an antidilutive effect resulting from the conversion price. The associated Convertible Note Hedge was excluded from the calculation of diluted shares as the impact is always considered antidilutive since the call option would be exercised by us when the exercise price is lower than the market price. See Note 11 for additional information related to our 0.75% Convertible Senior Notes due 2016 and related Convertible Note Hedge and Warrants.

(17) SEGMENT INFORMATION

Our reporting segment is based upon: our internal organizational structure; the manner in which our operations are managed; the criteria used by our Executive Chairman, our Chief Operating Decision Maker ("CODM"), to evaluate segment performance; the availability of separate financial information; and overall materiality considerations.

Our business is currently organized around our five labels, EA Games, EA SPORTS, Maxis, PopCap and All Play. During the year ended March 31, 2013, we renamed our Social/Mobile studios to All Play and integrated the social and mobile studios of our BioWare label into our All Play organization while the remaining studios of our BioWare label were integrated into our EA Games label. Our CODM regularly reviews the aggregated results of the five labels to assess overall performance and allocate resources. All five of the labels comprise our operating segment (the "EA Labels" segment) as shown below. To a lesser degree, our CODM also reviews results based on geographic performance.

The following table summarizes the financial performance of the EA Labels segment and a reconciliation of the EA Labels segment's profit to our consolidated operating income (loss) for the fiscal years ended March 31, 2013, 2012 and 2011 (in millions):

	Year Ended March 31,		
	2013	2012	2011
EA Labels segment:			
Net revenue before revenue deferral	$ 3,715	$ 4,122	$ 3,716
Depreciation and amortization	(56)	(63)	(57)
Other expenses	(2,688)	(3,006)	(2,818)
EA Labels segment profit	971	1,053	841
Reconciliation to consolidated operating income (loss):			
Other:			
Revenue deferral	(3,022)	(3,142)	(2,769)
Recognition of revenue deferral	3,026	3,099	2,530
Other net revenue	78	64	112
Depreciation and amortization	(185)	(134)	(116)
Acquisition-related contingent consideration	64	(11)	17
Gain on strategic investments, net	39	—	23
Loss on licensed intellectual property commitment (COR)	—	—	1
Restructuring and other charges	(27)	(16)	(161)
Stock-based compensation	(164)	(170)	(174)
Other expenses	(659)	(708)	(616)
Consolidated operating income (loss)	$ 121	$ 35	$ (312)

EA Labels segment profit differs from consolidated operating loss primarily due to the exclusion of (1) certain corporate and other functional costs that are not allocated to EA Labels, (2) the deferral of certain net revenue related to online-enabled games (see Note 9 for additional information regarding deferred net revenue (online-enabled games)), and (3) our Switzerland distribution revenue and expenses that is not allocated to EA Labels. Our CODM reviews assets on a consolidated basis and not on a segment basis.

As we continue to evolve our business and more of our products are delivered to consumers digitally via the Internet, management assesses its performance through a review of net revenue by revenue composition.

Information about our total net revenue by revenue composition for the fiscal years ended March 31, 2013, 2012 and 2011 is presented below (in millions):

	Year Ended March 31,		
	2013	2012	2011
Publishing and other	$2,255	$2,761	$2,632
Wireless, Internet-derived, advertising (digital)	1,440	1,159	743
Distribution	102	223	214
Net revenue	$3,797	$4,143	$3,589

Information about our operations in North America, Europe and Asia as of and for the fiscal years ended March 31, 2013, 2012 and 2011 is presented below (in millions):

	Year Ended March 31,		
	2013	2012	2011
Net revenue from unaffiliated customers			
North America	$1,701	$1,991	$1,836
Europe	1,867	1,898	1,563
Asia	229	254	190
Total	$3,797	$4,143	$3,589

	As of March 31,	
	2013	2012
Long-lived assets		
North America	$2,024	$2,165
Europe	451	442
Asia	47	48
Total	$2,522	$2,655

The basis by which we attribute net revenue from external customers to individual countries is based on the location of the legal entity that sells the products and/or services. Revenue generated in the United States represents over 99 percent of our total North America net revenue. Revenue generated in Switzerland during fiscal years 2013 and 2012 represents $885 million and $589 million or 23 percent and 14 percent of our total net revenue, respectively. Revenue generated in Switzerland did not represent 10 percent or greater of our total net revenue during fiscal year 2011. Revenue generated in United Kingdom did not represent 10 percent or greater of our total net revenue during fiscal years 2013 and 2012. Revenue generated in United Kingdom during fiscal year 2011 represents $411 million, or 11 percent of our total net revenue. There were no other countries with net revenue greater than 10 percent.

Our direct sales to GameStop Corp. represented approximately 13 percent, 15 percent, and 16 percent of total net revenue in fiscal years 2013, 2012, and 2011, respectively. Our direct sales to Wal-Mart Stores, Inc. represented approximately 10 percent of total net revenue in fiscal year 2011. Our direct sales to Wal-Mart Stores, Inc. did not exceed 10 percent of net revenue for fiscal years 2013 and 2012.

(18) QUARTERLY FINANCIAL AND MARKET INFORMATION (UNAUDITED)

(In millions, except per share data)	Quarter Ended June 30	September 30	December 31	March 31	Year Ended
Fiscal 2013 Consolidated					
Net revenue	$ 955	$ 711	$ 922	$1,209	$3,797
Gross profit	750	266	493	900	2,409
Operating income (loss)	215	(364)	(39)	309	121
Net income (loss)	201[(a)]	(381)[(b)]	(45)[(c)]	323[(d)]	98
Common Stock					
Net income (loss) per share — Basic	$ 0.63	$ (1.21)	$ (0.15)	$ 1.07	$ 0.32
Net income (loss) per share — Diluted	$ 0.63	$ (1.21)	$ (0.15)	$ 1.05	$ 0.31
Common stock price per share					
High	$16.71	$14.50	$15.42	$19.34	$19.34
Low	$11.89	$10.94	$11.91	$13.70	$10.94
Fiscal 2012 Consolidated					
Net revenue	$ 999	$ 715	$1,061	$1,368	$4,143
Gross profit	759	283	509	994	2,545
Operating income (loss)	227	(374)	(183)	365	35
Net income (loss)	221[(e)]	(340)[(f)]	(205)[(g)]	400[(h)]	76
Common Stock					
Net income (loss) per share — Basic	$ 0.67	$ (1.03)	$ (0.62)	$ 1.22	$ 0.23
Net income (loss) per share — Diluted	$ 0.66	$ (1.03)	$ (0.62)	$ 1.20	$ 0.23
Common stock price per share					
High	$24.42	$25.05	$25.20	$21.30	$25.20
Low	$19.69	$17.62	$19.76	$16.34	$16.34

(a) Net income includes restructuring charges of $27 million and $(20) million of acquisition-related contingent consideration, both of which are pre-tax amounts.

(b) Net loss includes pre-tax restructuring charges of $(2) million.

(c) Net loss includes $(45) million of acquisition-related contingent consideration, $(14) million gain on strategic investments, net, $6 million of impairment charges on acquisition-related intangible assets, and restructuring charges of $2 million, all of which are pre-tax amounts.

(d) Net income includes $31 million of impairment charges on acquisition-related intangible assets, $(25) million of gain on strategic investments, net, and $1 million of acquisition-related contingent consideration, both of which are pre-tax amounts.

(e) Net income includes restructuring charges of $18 million and $2 million of acquisition-related contingent consideration, both of which are pre-tax amounts.

(f) Net loss includes restructuring charges of $(1) million and $17 million of acquisition-related contingent consideration, both of which are pre-tax amounts.

(g) Net loss includes $(11) million of pre-tax acquisition-related contingent consideration.

(h) Net income includes $12 million of impairment charges on acquisition-related intangible assets, $3 million of acquisition-related contingent consideration, restructuring charges of $(1) million, and $27 million of litigation expenses, all of which are pre-tax amounts.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "EA". Our symbol changed from "ERTS" to "EA" on December 20, 2011. The prices for the common stock in the table above represent the high and low sales prices as reported on the NASDAQ Global Select Market.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Electronic Arts Inc.:

We have audited the accompanying consolidated balance sheets of Electronic Arts Inc. and subsidiaries (the Company) as of March 30, 2013 and March 31, 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the years in the three - year period ended March 30, 2013. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Arts Inc. and subsidiaries as of March 30, 2013 and March 31, 2012, and the results of their operations and their cash flows for each of the years in the three - year period ended March 30, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Electronic Arts Inc.'s internal control over financial reporting as of March 30, 2013, based on criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 22, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Santa Clara, California
May 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Electronic Arts Inc.:

We have audited Electronic Arts Inc.'s (the Company) internal control over financial reporting as of March 30, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Electronic Arts Inc. maintained, in all material respects, effective internal control over financial reporting as of March 30, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Electronic Arts Inc. and subsidiaries as of March 30, 2013 and March 31, 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended March 30, 2013. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule. Our report dated May 22, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Santa Clara, California
May 22, 2013

Item 9: ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A: ***Controls and Procedures***

Definition and Limitations of Disclosure Controls

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including the Executive Chairman and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluates these controls and procedures on an ongoing basis.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error, the circumvention or overriding of the controls and procedures and reasonable resource constraints. In addition, because we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, our system of controls may not achieve its desired purpose under all possible future conditions. Accordingly, our disclosure controls and procedures provide reasonable assurance, but not absolute assurance, of achieving their objectives.

Evaluation of Disclosure Controls and Procedures

Our Executive Chairman, who is our Principal Executive Officer, and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, believe that as of the end of the period covered by this report, our disclosure controls and procedures were effective in providing the requisite reasonable assurance that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to our management, including our Executive Chairman and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our internal control over financial reporting is designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention or overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recently completed fiscal year. In making its assessment, management used the criteria set forth in *Internal Control-Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management believes that, as of the end of our most recently completed fiscal year, our internal control over financial reporting was effective.

KPMG LLP, our independent registered public accounting firm, has issued an auditors' report on the effectiveness of our internal control over financial reporting. That report appears on page 107.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with our evaluation that occurred during the fiscal year ended March 31, 2013 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B: *Other Information*

None.

PART III

Item 10: ***Directors, Executive Officers and Corporate Governance***

The information required by Item 10, other than the information regarding executive officers, which is included in Item 1 of this report, is incorporated herein by reference to the information to be included in our Proxy Statement for our 2013 Annual Meeting of Stockholders (the "Proxy Statement") under the headings "Proposal 1: Election of Directors," "Global Code of Conduct," and "Report of the Audit Committee of the Board of Directors." The information regarding Section 16 compliance is incorporated herein by reference to the information to be included in the Proxy Statement under the heading "Section 16(a) Beneficial Ownership reporting Compliance."

Item 11: ***Executive Compensation***

The information required by Item 11 is incorporated herein by reference to the information to be included in the Proxy Statement, under the headings "Director Compensation and Stock Ownership Guidelines," "Executive Compensation," "Compensation and Committee report on Executive Compensation" and "Compensation Committee Interlocks and Insider Participation."

Item 12: ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by Item 12 is incorporated herein by reference to the information to be included in the Proxy Statement under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13: ***Certain Relationships and Related Transactions, and Director Independence***

The information required by Item 13 is incorporated herein by reference to the information to be included in the Proxy Statement under the headings "Director Independence," "Board of Directors, Board Meetings and Committees" and "Certain Relationships and Related Person Transactions."

Item 14: ***Principal Accounting Fees and Services***

The information required by Item 14 is incorporated herein by reference to the information to be included in the Proxy Statement under the heading "Ratification of the Appointment of KPMG LLP, Independent Registered Public Accounting Firm."

PART IV

Item 15: ***Exhibits, Financial Statement Schedules***

(a) Documents filed as part of this report

1. Financial Statements: See Index to Consolidated Financial Statements under Item 8 on Page 60 of this report.

2. Financial Statement Schedule: See Schedule II on Page 112 of this report.

3. Exhibits: The exhibits listed in the accompanying index to exhibits on Page 113 are filed or incorporated by reference as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRONIC ARTS INC.

By: /s/ Lawrence F. Probst III

Lawrence F. Probst III
Executive Chairman, Principle Executive Officer
Date: May 22, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated and on the 22nd of May 2013.

Name	Title
/s/ Lawrence F. Probst III Lawrence F. Probst III	Executive Chairman, Principle Executive Officer
/s/ Blake Jorgensen Blake Jorgensen	Executive Vice President, Chief Financial Officer
/s/ Kenneth A. Barker Kenneth A. Barker	Senior Vice President, Chief Accounting Officer (Principle Accounting Officer)
Directors:	
/s/ Lawrence F. Probst III Lawrence F. Probst III	Executive Chairman
/s/ Leonard S. Coleman Leonard S. Coleman	Director
/s/ Jay C. Hoag Jay C. Hoag	Director
/s/ Jeffrey T. Huber Jeffrey T. Huber	Director
/s/ Gregory B. Maffei Gregory B. Maffei	Director
/s/ Vivek Paul Vivek Paul	Director
/s/ Richard A. Simonson Richard A. Simonson	Director
/s/ Luis A. Ubiñas Luis A. Ubiñas	Director

ELECTRONIC ARTS INC. AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Years Ended March 31, 2013, 2012 and 2011
(In millions)

Allowance for Doubtful Accounts, Price Protection and Returns	Balance at Beginning of Period	Charged to Revenue, Costs and Expenses	Charged (Credited) to Other Accounts[a]	Deductions[b]	Balance at End of Period
Year Ended March 31, 2013	$252	$371	$ (4)	$(419)	$200
Year Ended March 31, 2012	$304	$463	$(13)	$(502)	$252
Year Ended March 31, 2011	$217	$565	$ 18	$(496)	$304

[a] Primarily other reclassification adjustments and the translation effect of using the average exchange rate for expense items and the year-end exchange rate for the balance sheet item (allowance account).

[b] Primarily the utilization of returns allowance and price protection reserves.

ELECTRONIC ARTS INC.
2013 FORM 10-K ANNUAL REPORT
EXHIBIT INDEX

Number	Exhibit Title	Incorporated by Reference Form	File No.	Filing Date	Filed Herewith
1.01	Purchase Agreement dated as of July 14, 2011 between EA and Morgan Stanley & Co. LLC	8-K	000-17948	7/20/2011	
2.01	Agreement and Plan of Merger By and among EA, Plumpjack Acquisition Corporation, PopCap, David L. Roberts as earn-out representative, David L. Roberts, as shareholder representative, and with respect to Articles VII, VIII and IX only, U.S. Bank National Association, as escrow agent dated as of July 11, 2011	8-K	000-17948	7/12/2011	
3.01	Amended and Restated Certificate of Incorporation	10-Q	000-17948	11/3/2004	
3.02	Amended and Restated Bylaws	8-K	000-17948	5/11/2009	
4.01	Specimen Certificate of Registrant's Common Stock	10-K	000-17948	5/22/2009	
4.02	Indenture (including form of Notes) with respect to EA's 0.75% Convertible Senior Notes due 2016 dated as of July 20, 2011 by and between EA and U.S. Bank National Association	8-K	000-17948	7/20/2011	
10.01*	Registrant's 1998 Directors' Stock Option Plan and related documents, as amended	S-8	333-84215	7/30/1999	
10.02*	Form of Indemnity Agreement with Directors	10-K	000-17948	6/4/2004	
10.03*	Offer Letter for Employment at Electronic Arts Inc. to Peter Moore, dated June 5, 2007	8-K	000-17948	7/17/2007	
10.04*	Electronic Arts Inc. Executive Bonus Plan	8-K	000-17948	7/27/2012	
10.05*	Electronic Arts Deferred Compensation Plan	10-Q	000-17948	8/6/2007	
10.06*	Electronic Arts Key Employee Continuity Plan	10-Q	000-17948	2/5/2013	
10.07*	First Amendment to the Electronic Arts Deferred Compensation Plan, as amended and restated	10-K	000-17948	5/22/2009	
10.08*	EA Bonus Plan	10-Q	000-17948	11/8/2010	
10.09*	Form of 2011 Performance-Based Restricted Stock Unit Agreement	8-K	000-17948	6/1/2011	
10.10*	Form of 2012 Performance-Based Restricted Stock Unit Agreement	8-K	000-17948	5/18/2012	
10.11*	Form of 2013 Performance-Based Restricted Stock Unit Agreement	8-K	000-17948	5/16/2013	
10.12*	EA Bonus Plan Fiscal Year 2013 Addendum	8-K	000-17948	6/11/2012	
10.13*	EA Bonus Plan Fiscal Year 2014 Addendum	8-K	000-17948	5/16/2013	
10.14*	2000 Equity Incentive Plan, as amended, and related documents	8-K	000-17948	7/27/2012	

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
10.15*	2000 Employee Stock Purchase Plan, as amended	8-K	000-17948	7/29/2011	
10.16*	Offer Letter for Employment at Electronic Arts Inc. to Rajat Taneja, dated September 13, 2011	10-Q	000-17948	2/7/2012	
10.17*	Offer Letter for Employment at Electronic Arts Inc. to Blake Jorgensen, dated July 25, 2012	8-K	000-17948	7/31/2012	
10.18*	Separation Agreement dated as of March 25, 2013 between Electronic Arts Inc. and John Riccitiello				X
10.19	Lease Agreement by and between Registrant and Louisville Commerce Realty Corporation, dated April 1, 1999	10-K	000-17948	6/29/1999	
10.20	First Amendment of Lease by and between Louisville Commerce Realty Corporation and Electronic Arts Inc., dated February 23, 2004	10-K	000-17948	6/4/2004	
10.21	Lease agreement between ASP WT, L.L.C. and Tiburon Entertainment, Inc. for space at Summit Park I, dated June 15, 2004	10-Q	000-17948	8/3/2004	
10.22	First amendment to lease, dated December 13, 2005, by and between Liberty Property Limited Partnership, a Pennsylvania limited partnership and Electronic Arts – Tiburon, a Florida corporation f/k/a Tiburon Entertainment, Inc.	10-Q	000-17948	2/8/2006	
10.23	Agreement for Underlease relating to Onslow House, Guildford, Surrey, dated 7 February 2006, by and between The Standard Life Assurance Company and Electronic Arts Limited and Electronic Arts Inc.	10-Q	000-17948	2/8/2006	
10.24	Second Amendment of Lease Agreement by and between US Industrial REIT II and Electronic Arts Inc., dated April 1, 2009	10-Q	000-17948	8/10/2009	
10.25	Second Amendment to Lease, dated May 8, 2009, by and between Liberty Property Limited Partnership, a Pennsylvania limited partnership and Electronic Arts – Tiburon, a Florida corporation f/k/a Tiburon Entertainment, Inc.	10-Q	000-17948	8/10/2009	
10.26	Third amendment to lease, dated December 24, 2009, by and between Liberty Property Limited Partnership, a Pennsylvania limited partnership and Electronic Arts – Tiburon, a Florida corporation f/k/a Tiburon Entertainment, Inc.	10-Q	000-17948	2/9/2010	
10.27**	First Amended North American Territory Rider to the Global PlayStation® 3 Format Licensed Publisher Agreement, dated September 11, 2008, by and between the Electronic Arts Inc. and Sony Computer Entertainment America Inc.	10-Q	000-17948	11/10/2009	

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
10.28**	Sony Computer Entertainment Europe Limited Regional Rider to the Global PlayStation® 3 Format Licensed Publisher Agreement, dated December 17, 2008, by and between EA International (Studio and Publishing) Limited and Sony Computer Entertainment Europe Limited	10-Q	000-17948	11/10/2009	
10.29**	Global PlayStation® 3 Format Licensed Publisher Agreement, dated September 11, 2008, by and between the Electronic Arts Inc. and Sony Computer Entertainment America Inc.	10-Q/A	000-17948	4/30/2010	
10.30**	Global PlayStation® 3 Format Licensed Publisher Agreement, dated December 17, 2008, by and between EA International (Studio and Publishing) Limited and Sony Computer Entertainment Europe Limited	10-Q/A	000-17948	4/30/2010	
10.31**	Xbox2 Publisher License Agreement, dated May 15, 2005, by and among Electronic Arts Inc., Electronic Arts C.V. and Microsoft Licensing, GP	10-Q/A	000-17948	4/30/2010	
10.32	Form of Stock Consideration Agreement, dated July 11, 2011 between EA and each of the founders and the chief executive officer of PopCap	8-K	000-17948	7/12/2011	
10.33	Form of Call Option Agreement dated as of July 14, 2011 between EA and each Option Counterparty	8-K	000-17948	7/20/2011	
10.34	Form of Warrant Agreement dated July 14, 2011 between EA and each Option Counterparty	8-K	000-17948	7/20/2011	
10.35	Form of Additional Call Option Agreement dated July 18, 2011 between EA and each Option Counterparty	8-K	000-17948	7/20/2011	
10.36	Form of Additional Warrant Agreement dated July 18, 2011 between EA and each Option Counterparty	8-K	000-17948	7/20/2011	
10.37	Credit Agreement, dated August 30, 2012, by and among Electronic Arts Inc., the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.	8-K	000-17948	8/30/2012	
21.01	Subsidiaries of the Registrant				X
23.01	Consent of KPMG LLP, Independent Registered Public Accounting Firm				X
31.01	Certification of Principle Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
31.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X


Annual Report

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
Additional exhibits furnished with this report:					
32.01	Certification of Principle Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
32.02	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
101.INS†	XBRL Instance Document				X
101.SCH†	XBRL Taxonomy Extension Schema Document				X
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document				X
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document				X

* Management contract or compensatory plan or arrangement.

** Portions of these documents have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment that was granted in accordance with Exchange Act Rule 24b-2.

† Attached as Exhibit 101 to this Annual Report on Form 10-K for the year ended March 31, 2013 are the following formatted in eXtensible Business Reporting Language ("XBRL"): (1) Consolidated Balance Sheets, (2) Consolidated Statements of Operations, (3) Consolidated Statements of Comprehensive Income (Loss), (4) Consolidated Statements of Stockholders' Equity, (5) Consolidated Statements of Cash Flows, and (6) Notes to Consolidated Financial Statements.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]


EA

Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065
(650) 628-1500
www.ea.com

Investor Relations
(650) 628-7352
http://investor.ea.com


FSC
www.fsc.org
MIX
Paper from
responsible sources
FSC® C101537